Form 20-F
period 2017-12-31
Newater Technology, Inc.
filed 2018-04-30
CIK 1678022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2017

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

For the transition period from _________ to __________

Commission file number 001-38170

NEWATER TECHNOLOGY, INC.

(Exact Name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

c/o Yantai Jinzheng Eco-Technology Co., Ltd.

8 Lande Road, Laishan District, Yantai City

Shandong Province

People’s Republic of China 264000

(Address of principal executive offices)

Yuebiao Li

c/o Yantai Jinzheng Eco-Technology Co., Ltd.

8 Lande Road, Laishan District, Yantai City

Shandong Province

People’s Republic of China 264000

(+86) 535-6212280

Email: market@newater.cc

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of Exchange on which registered
Common Shares, $0.001 par value per share	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d): None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,809,000 outstanding common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
By the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐    No ☐

Defined Terms and Conventions

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	The terms “we,” “us,” “Company” “our company,” and “our” refer to Newater Technology, Inc. and its wholly-owned subsidiaries;

●	Newater Technology, Inc., a British Virgin Islands company (“Newater Technology” when referring solely to our British Virgin Islands listing company);

●	Newater HK Limited, a Hong Kong company wholly-owned by Newater Technology (“Newater HK”);

●	Yantai Jinzheng Eco-Technology Co., Ltd, a wholly-owned subsidiary of Newater HK (“Jinzheng”);

●	“shares” and “common shares” refer to our common shares, $0.001 par value per share;

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report only, Macau, Taiwan and Hong Kong; and

●	all references to “RMB,” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. Dollars” are to the legal currency of the United States.

We refer to Jinzheng by name in discussing the entity that conducts our day-to-day water filtration business in China and refer to “our company” when discussing our strategies, business plans, organization and other decision-making focused matters. Because we own Jinzheng by virtue of our ownership of Newater HK, we believe it would be misleading in most cases to discuss the business decisions of Jinzheng as though Jinzheng were at arm’s-length from our company.

For the sake of clarity, this annual report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our chief executive officer will be presented as “Yuebiao Li”, even though, in Chinese, his name would be presented as “Li Yuebiao”.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. All statements contained in this annual report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this annual report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this annual report or to conform these statements to actual results or revised expectations.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

A.	Selected Financial Data.

In the table below, we provide the summary financial data of our company. The selected consolidated statements of income and comprehensive income data for the years ended December 31, 2017, 2016 and 2015, and the selected consolidated balance sheets data as of December 31, 2017 and 2016 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated statement of income and comprehensive income data for the year ended December 31, 2014 and the selected consolidated balance sheets data as of December 31, 2015 and 2014 are derived from our audited consolidated financial statements, which are not included in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical statements and notes.

Selected Consolidated Statements of Income and Comprehensive Income Data

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
Total revenues	$25,339,497	$12,279,721	$6,978,254	$1,033,086	$56,847
Cost of revenues	17,077,129	7,738,773	3,763,871	670,739	40,601
Gross profit	8,262,368	4,540,948	3,214,383	362,347	16,246
Total operating expenses	5,575,086	3,146,521	1,643,313	361,166	21,892
Income (loss) from operations	2,687,282	1,394,427	1,571,070	1,181	(5,646)
Other income (expenses)
Government grants	(513,538)	(1,750,726)	-	-	-
Interest income	(112,592)	(5,091)	(2,612)	-	-
Interest expense	242,707	155,553	164,613	-	-
Other expense	3,956	12,534	10,642	-	7,270
Total other income (expense)	(379,467)	(1,587,730)	172,643	-	7,270
Income (loss) before provision for income taxes	3,066,749	2,982,157	1,398,427	1,181	(12,916)
Income tax provisions	475,818	548,437	452,850	2,774	49
Net income (loss)	$2,590,931	$2,433,720	$945,577	$(1,593)	$(12,965)
Earnings (loss) per share
Basic	$0.26	$0.28	$0.12	$(0.00)	$(0.00)
Diluted	$0.26	$0.28	$0.10	$(0.00)	$(0.00)

Selected Balance Sheet Data

	As of December 31,
	2017	2016	2015	2014	2013
Cash and cash equivalents	$3,118,080	$1,484,762	$135,152	$36,758	$55,069
Total current assets	31,634,747	14,063,217	9,200,052	1,817,485	532,464
Total non-current assets	13,710,900	3,528,207	1,461,572	404,546	29,561
Total assets	45,345,647	17,591,424	10,661,624	2,222,031	562,025
Total current liabilities	24,343,309	6,838,202	6,877,885	1,461,124	23,567
Total non-current liabilities	11,050	-	30,808	-	-
Total liabilities	24,354,359	6,838,202	6,908,693	1,461,124	23,567
Total shareholders’ equity	20,991,288	10,753,222	3,752,931	760,907	538,458
Total liabilities and shareholders’ equity	45,345,647	17,591,424	10,661,624	$2,222,031	562,025

Exchange Rate Information

Our business is conducted in China, and the financial records of Jinzheng are maintained in RMB, its functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive income (loss). The consolidated balance sheet amounts, with the exception of equity at December 31, 2017 and 2016 were translated at RMB 6.5064 and RMB 6.9448 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and comprehensive income and cash flows for the years ended December 31, 2017, 2016 and 2015 were RMB 6.7570, RMB 6.6441 and RMB 6.2288 to $1.00, respectively.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

Forex Exchange Rate

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	(RMB per U.S. Dollar)
	Period End	Average (1)

2012	6.3090	6.3115

2013	6.1090	6.1938

2014	6.1484	6.1458

2015	6.4917	6.2288

2016	6.9448	6.6441

2017	6.5064	6.7570

	(RMB per U.S. Dollar)
	Period High	Period Low

October 2017	6.6544	6.5786

November 2017	6.6403	6.5740

December 2017	6.6199	6.5063

January 2018	6.5167	6.2963

February 2018	6.3508	6.2644

March 2018	6.3468	6.2726

April 2018 (through April 28, 2018)	6.3343	6.2739

(1)	Annual averages were calculated by using the average of the midpoint exchange rate of each day during the relevant year.

B.	Capitalization and indebtedness.

Not applicable for annual reports on Form 20-F.

C.	Reasons for Offer and use of Proceeds.

Not applicable for annual reports on Form 20-F.

D.	Risk Factors.

Risks Related to Our Business

Our limited operating history makes it difficult to evaluate our future prospects and results of operations, and we face certain risks and uncertainties as an early stage company, which, if we are unsuccessful in addressing such risks, could have a material adverse effect on our business.

We have a limited operating history. Jinzheng was established in 2012. Newater Technology and Newater HK were established in 2015. As our operating history is limited, the revenues and income potential of our business and markets are unproven. Our limited operating history and the early stage of development of the industry in which we operate makes it difficult to evaluate our business and future prospects. We cannot assure that we will maintain our profitability or that we will not incur net losses in the future. Any failure to realize anticipated revenue growth could result in significant operating losses. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving markets such as the growing market for water treatment businesses in China. In addition, we face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development. We will continue to encounter risks and difficulties in implementing our business model, including potential failure to:

●	increase our revenue and market share by targeting specific markets;

●	expand our operations and business to other provinces;

●	attract additional customers and increase spending per customer;

●	attract a wider client base;

●	increase visibility of our brand and maintain customer loyalty;

●	respond to competitive market conditions;

●	anticipate and adapt to changing conditions in the markets in which we operate as well as changes in government regulations, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics;

●	manage risks associated with intellectual property rights;

●	maintain effective control of our costs and expenses;

●	raise sufficient capital to sustain and expand our business;

●	attract, train, retain and motivate qualified personnel, continue to train, motivate and retain our existing employees, attract and integrate new employees, including into our senior management; and

●	upgrade our technology to support additional research and development of new water treatment filtration products.

We cannot predict whether we will be successful in addressing any or all of these risks. If we were unsuccessful in addressing these risks and uncertainties, our business, financial condition and results of operation may be materially and adversely affected.

Wage increases in China may prevent us from sustaining our competitive advantage and could reduce our profit margins.

Labor costs in China have increased with China’s economic development, including Yantai where our offices are based. Rising inflation in China is also putting pressure on wages. Wage costs for our employees form a significant part of our costs. For instance, in 2017, 2016 and 2015, our compensation and benefit costs for our employees were $2.5 million, $1.2 million and $0.8 million, respectively. These amounts accounted for 10%, 10% and 11% of our total revenues for the years ended December 31, 2017, 2016 and 2015, respectively. In addition, we are required by Chinese laws and regulations to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated governmental agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase, particularly as we seek to remain competitive in retaining the quality and number of employees that our business requires. In addition, the future issuance of equity-based compensation to our professional staff and other employees would also result in additional stock dilution for our shareholders. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products, projects and services, our profitability and results of operations may be materially and adversely affected. Furthermore, the Chinese government has promulgated new laws and regulations to enhance labor protections in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

Our revenue will decrease if the industries in which our customers operate experience a protracted slowdown.

Our customers generally operate in the waste (garbage), chemical and energy industries. Therefore, we are subject to general changes in economic conditions impacting these industry segments of the economy. If these industries do not grow or if there is a contraction in these industries, demand for our business will decrease. Demand for our business is typically affected by a number of overarching economic factors, including interest rates, environmental laws and regulations, the availability and magnitude of private and governmental investment in infrastructure projects and the health of the overall economy. If there is a decline in economic activity in China and the markets in which we operate or a protracted slowdown in industries upon which we rely for our sales, demand for our projects, products and services and our revenue will likewise decrease which could have a materially adverse effect on our business.

Any decline in the availability or increase in the cost of raw materials could materially impact our earnings.

Our filtration products, project installation operations and service sales depend heavily on the ready availability of various raw materials. The availability of raw materials may decline, and their prices may fluctuate greatly. If our suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products. The inability to produce certain filtration products, installation projects or to provide wastewater treatment services for customers could result in a decrease in profit and damage to our corporate reputation. In the event our raw material costs increase, we may not be able to pass these higher costs on to our customers in full or at all.

We rely on a limited number of vendors, and the loss of any significant vendor could harm our business, and the loss of any one of such vendors could have a material adverse effect on our business.

We consider our major vendors to be those vendors that accounted for more than 10% of overall purchases in any given fiscal period. For the year ended December 31, 2017 and 2016, Dalian Huarui Heavy Industry Group Limited by Share Ltd. accounted for 43% and 54% of our raw material purchases, respectively. For the year ended December 31, 2015, purchases from Heilongjiang Binteer accounted for 45.31% of the total purchases. We have not entered into a long-term contract with this major vendor and instead rely on individual contracts with such vendor. Although we believe that we can locate a replacement vendor readily on the market for prevailing prices, any difficulty in replacing such a vendor could negatively affect our company’s performance to the extent it results in higher prices or a slower supply chain.

Historically we have relied significantly on related party transactions, and a decline in sales to related parties may adversely impact our revenue in the event we do not generate revenue from unrelated third parties.

In 2015, 52% of our sales revenues were generated from related parties, among which, 35% of revenues were generated from Mojie Technology (Beijing) Co., Ltd (“Mojie”) and 17% of revenues were generated from Heilongjiang Binteer Environmental Protection Equipment Manufacturing Co., Ltd. (“Heilongjiang Binteer”). In 2016, 2% of our sales revenues were generated from related parties, among which, 2% of revenues were generated from Heilongjiang Binteer and less than 1% from Mojie. In 2017 we did not have any sales revenues generated from related parties. While our dependence on related parties ceased in 2017, there can be no assurance that such dependence will not return, potentially significantly, in the future. Mojie is a related party company founded by our Chief Financial Officer, Zhuo Zhang, and our Chief Executive Officer, Yuebiao Li. On July 5, 2015, Zhuo Zhang and Yuebiao Li transferred 100% of their equity interests in Mojie to a third party individual but continue to have significant influence on Mojie. Yuebiao Li, our Chief Executive Officer, established Heilongjiang Binteer. Mr. Li then transferred his 60% equity interest in May 2014 to his brother, Yuefeng Li. Due to health issues Yuefeng Li then transferred his equity interest for zero consideration to his business partner. We believe we have traditionally been Heilongjiang Binteer’s major vendor and customer and have significant influence on its operations in 2015 and 2016. In the event we are unable to continue to generate sales to unrelated parties to replace revenue from Mojie and Heilongjiang Binteer, our revenues will likely decrease.

Collectability of our accounts receivable has adversely impacted our operating cash flow, and may continue to do so.

We reported cash flow used in operations in the amounts of $3,189,701, 663,655 and 2,958,430 for the years ended December 31, 2017, 2016 and 2015. Negative cash flow from operations in 2016 and 2017 was partly due to the increase in balance of net accounts receivable from third parties. Negative cash flow from operations in 2015 was mainly due to the increase in balances of net accounts receivable from both third parties and related parties. As of December 31, 2017 and 2016, the balance of net accounts receivable from third parties were $6,050,495, and $2,637,236, respectively; the balance of net accounts receivable from related parties were $0 and $1,060,977, respectively. If the accounts receivables cannot be collected in time, or at all, a significant amount of bad debt expense will occur, and our business, financial condition and results of operation may be materially and adversely affected.

We face substantial inventory risk, which if such risk is not addressed could have a material adverse effect on our business.

We must order materials for our products, projects and services and build inventory in advance of production. We typically acquire materials through a combination of purchase orders, supplier contracts and open orders, in each case based on projected demand.

Our inventory includes raw materials, work-in progress products and finished goods. As of December 31, 2017, our inventory was $10,279,397. Inventory turnover for the year ended December 31, 2017 was 159 days. As our markets are competitive and subject to rapid technology and price changes, there is a risk that we will forecast incorrectly and order or produce incorrect amounts of products or not fully utilize firm purchase commitments. If we were unsuccessful in accurately quantifying appropriate levels of inventory, our business, financial condition and results of operation may be materially and adversely affected.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products, which could have a material adverse effect on our business.

In order to optimize our product manufacturing, we must manage our supply chain for raw materials and delivery of our products. Supply chain fragmentation and local protectionism within China further complicates supply chain disruption risks. Local administrative bodies and physical infrastructure built to protect local interests may pose transportation challenges for raw material transportation as well as product delivery. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver products. If we were unsuccessful in maintaining efficient operation of our supply chain, our business, financial condition and results of operation may be materially and adversely affected.

We expect our customer support teams and our quality assurance and manufacturing monitoring procedures to continue to keep claims at a level that does not support a need for a financial reserve. However, if we experience significant increases in claims or customers’ failure to pay the final 5-20% of a purchase/installation price as a result of quality concerns, our financial results could be adversely affected.

Our operations are subject to geographic market risks, which could adversely affect our revenues and profitability.

In 2017, approximately 84% of our revenues were realized from three geographic markets, with approximately 48%, 32% and 4% of our revenues from clients located in the Beijing, Qingdao (Shandong Province) and Shaanxi Province, respectively. Accordingly, we are subject to risks related to the economies of these geographic markets. In addition to economic conditions, the geographic concentration of our primary clients suggests that regional specific legislation, taxes and disasters such as earthquakes could disproportionately affect us and our financial performance. A downturn in wastewater treatment demand or economic conditions in these regions could result in a material decline in our business, financial condition and results of operation.

We face certain risks in collecting our accounts receivable and we have a small number of customers who account for a significant amount of our revenues, the failure to collect could have a material adverse effect on our business.

With the recent expansion of our business, our accounts receivable has increased. At the end of 2017 and 2016, our accounts receivable from both third parties and related parties were $6,050,495 and $3,698,213, respectively. These amounts represented 24% of our total revenues in 2017 and 30% of our total revenues in 2016. In 2016, accounts receivable turnover was 130 days, and in 2017, it decreased to 70 days. This decrease is primarily because in 2017 there were no sales to Mojie and Heilongjiang Binteer, as a result the impact of the relaxed credit standards applicable to those two related parties was limited.

Although we believe that we have developed a robust receivables management system and have not incurred a situation where an accounts receivable has become uncollectable, as our business continues to scale, we believe that our accounts receivable balance will continue to grow. This, in turn, increases our risks for bad debts and uncollectible receivables. To the extent we incur additional bad debts and/or uncollectible receivables, our business, financial condition and results of operation may be materially and adversely affected.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan and address competitive challenges, which could have a material adverse effect on our business.

We increased our number of full-time employees from 75 at December 31, 2015, 95 at December 31, 2016 to 173 at December 31, 2017, and our total revenues from $7 million in 2015, $12 million in 2016 to $25 million in 2017. This expansion has resulted, and will continue to result, in substantial demands on our managerial, administrative, operational, financial and other resources. Furthermore, we intend to grow by expanding our business, increasing market penetration of our existing products, developing new products and increasing our targeting of industrial park wastewater treatment, municipality wastewater recycling, and seawater desalination markets in China. To manage this growth, we must develop and improve our existing administrative and operational systems and our financial and management controls and further expand, train and manage our work force.

As we continue these efforts, we may incur substantial costs and expend substantial resources due to, among other things, different technology standards, legal considerations and cultural differences. We will be required to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. If we cannot successfully implement these measures efficiently and cost-effectively, we will be unable to satisfy the demand for our products, projects and services, which will impair our revenue growth and hurt our overall financial performance.

We cannot assure you that our growth strategy will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

We intend to grow by expanding our business, increasing market penetration of our existing products, developing new products and increasing our targeting of industrial park wastewater treatment, municipality wastewater recycling, and seawater desalination markets in China. However, many obstacles to this expansion exist, including increased competition from similar businesses, our ability to improve our products and product mix to realize the benefits of our research and development efforts, unexpected costs and costs associated with marketing efforts. We cannot, therefore, assure you that we will be able to successfully overcome such obstacles and establish our business in any additional markets. Our inability to implement this internal growth strategy successfully may have a negative impact on our growth, future financial condition, and results of operations or cash flows.

If we fail to compete successfully against new and existing competitors, we may not be able to increase our market share, and our profitability may be adversely affected.

We do and will continue to face significant competition in China in the water filtration business. We compete for clients primarily on the basis of our brand name, price and the range of products and services that we offer. Some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing or other resources. We cannot assure that we will be able to successfully compete against new or existing competitors. If we fail to maintain our reputation and competitiveness, customers demand for our products, projects and services could decline.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We own 19 patents in China covering our water filtration production technology, and we rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights.

The process of seeking patent protection on future patents can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

Implementation of Chinese intellectual property-related laws has historically been lacking, primarily because of ambiguities in Chinese laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

●	pay damage awards;

●	seek licenses from third parties;

●	pay ongoing royalties;

●	redesign our branded products; or

●	be restricted by injunctions.

Each of these events could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our branded products, which could have a material adverse effect on our financial condition and results of operations.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of proprietary information and trade secrets.

In addition to patents, we rely on confidentiality agreements to protect our technical know-how and other proprietary information. Confidentiality agreements are used, for example, when we talk to potential clients, consultants, contractors and vendors. In addition, our scientists and each of our research and development and manufacturing employees have signed a confidentiality agreement. Nevertheless, there can be no guarantee that an employee or a third party will not make an unauthorized disclosure of our proprietary confidential information. This might happen intentionally or inadvertently. It is possible that a competitor will make use of such information, and that our competitive position will be compromised, in spite of any legal action we might take against persons making such unauthorized disclosures.

If we experience a significant disruption in, or a breach in security of, our information technology systems or if we fail to implement, manage or integrate new systems, software and technologies successfully, it could harm our business.

Our information technology (“IT”) systems are an integral part of our business. We depend on our IT systems to process transactions, manage logistics, keep financial records, prepare our financial reporting and operate other critical functions. Security breaches, cyber-attacks or other serious disruptions of our IT systems can create systemic disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent or adequately respond to such breaches, attacks or other disruptions, our operations could be adversely affected or we may suffer financial or reputational damage.

In addition, our ability to effectively implement our business plan in a rapidly evolving market requires effective planning, reporting and analytical processes and systems. We are improving and expect that we will need to continue to improve and further integrate our IT systems, reporting systems and operating procedures on an ongoing basis. If we fail to do so effectively, it could adversely affect our ability to achieve our objectives.

Product defects and unanticipated use or inadequate disclosure with respect to our products could adversely affect our business, reputation and financial performance.

Manufacturing or design defects (including in products or components that we source from third parties), unanticipated use of, or inadequate disclosure of risks relating to, the use of products that we make and sell may lead to personal injury, death or property damage. These events could lead to recalls or alerts relating to our products, result in the removal of a product from the market or result in product liability claims being brought against us. Product recalls, removals and liability claims can lead to significant costs, as well as negative publicity and damage to our reputation that could reduce demand for our products.

Our future growth depends on new products and new technology innovation, and failure to invent and innovate could adversely impact our business prospects.

Our future growth depends in part on maintaining our competitive advantage with current products in new and existing markets, as well as our ability to develop new products and technologies to serve such markets. To the extent that competitors develop competitive products and technologies, or new products or technologies that achieve higher customer satisfaction, our business prospects could be adversely impacted. In addition, regulatory approvals for new products or technologies may be required and these approvals may not be obtained in a timely or cost effective manner, adversely impacting our business prospects.

Changes in demand for our products and business relationships with key customers and suppliers may negatively affect operating results.

To achieve our objectives, we must develop and sell products that are subject to the demands of our customers. This is dependent on many factors, including managing and maintaining relationships with key customers, responding to the rapid pace of technological change and obsolescence, which may require increased investment by us or result in greater pressure to commercialize developments rapidly or at prices that may not fully recover the associated investment, and the effect on demand resulting from customers’ research and development, capital expenditure plans and capacity utilization. If we are unable to keep up with our customers’ demands, our sales, earnings and operating results may be negatively affected.

We may be unable to deliver our backlog on time, which could affect future sales and profitability and our relationships with customers.

Our ability to meet customer delivery schedules for backlog is dependent on a number of factors including sufficient manufacturing plant capacity, adequate supply channel access to raw materials and other inventory required for production, an adequately trained and capable workforce, project engineering expertise for certain large projects and appropriate planning and scheduling of manufacturing resources. Many of the contracts we enter into with our customers require long manufacturing lead times. Failure to deliver in accordance with customer expectations could subject us to contract cancellations and financial penalties, and may result in damage to existing customer relationships and could have a material adverse effect on our business, financial condition and results of operations.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.

Our future success depends heavily upon the continued service of our key executives. In particular, we rely on the expertise and experience of Yuebiao Li, our founder, Chairman and Chief Executive Officer. We rely on his industry expertise and experience in our business operations, and in particular, his business vision, management skills, and working relationship with our employees, our other major shareholders, the regulatory authorities, and many of our clients. If he became unable or unwilling to continue in his present position, or if he joined a competitor or formed a competing company in violation of his employment agreement, we may not be able to replace him easily, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected.

We do not maintain key man life insurance on any of our senior management or key personnel. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our Company. Although each of our senior management and key personnel has signed a confidentiality and non-competition agreement in connection with his or her employment with us, we cannot assure that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

In addition, we compete for qualified personnel with other water treatment companies, and we face competition in attracting skilled personnel and retaining the members of our senior management team. These personnel possess technical and business capabilities, including expertise relevant to the water treatment market, which are difficult to replace. There is intense competition for experienced senior management with technical and industry expertise in the water treatment industry, and we may not be able to retain our key personnel. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

Our senior management lacks experience in managing a public company and complying with laws applicable to operating as a U.S. public company domiciled in the British Virgin Islands and failure to comply with such obligations could have a material adverse effect on our business.

Prior to the completion of our initial public offering, Jinzheng operated as a private company located in China. In connection with our initial public offering, we formed Newater Technology in the British Virgin Islands, Newater HK Limited in Hong Kong and made Jinzheng a Newater subsidiary in China. In the process of taking these steps to prepare our company for the initial public offering, Jinzheng’s senior management became the senior management of Newater Technology. None of Newater Technology’s senior management has experience managing a public company or managing a British Virgin Islands company.

As a result of our initial public offering, our company became subject to laws, regulations and obligations that did not currently apply to it, and our senior management had no experience in complying with such laws, regulations and obligations. For example, Newater Technology needs to comply with the British Virgin Islands laws applicable to companies that are domiciled in that country. The senior management was only experienced in operating the business of Jinzheng in compliance with Chinese laws. Similarly, by virtue of our initial public offering, Newater Technology is required to file annual and current reports in compliance with U.S. securities and other laws. These obligations can be burdensome and complicated, and failure to comply with such obligations could have a material adverse effect on Newater. In addition, we expect that the process of learning about such new obligations as a public company in the United States will require our senior management to devote time and resources to such efforts that might otherwise be spent on the operation of our water treatment business.

We have limited business insurance coverage. Any future business liability, disruption or litigation we experience might divert management focus from our business and could significantly impact our financial results.

Availability of business insurance products and coverage in China is limited, and most such products are expensive in relation to the coverage offered. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurances on commercially reasonable terms make it impractical for us to maintain such insurances. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Accordingly, a business disruption, litigation or natural disaster may result in substantial costs and divert management’s attention from our business, which would have an adverse effect on our results of operations and financial condition.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

We may need to obtain additional debt or equity financing to fund future capital expenditures. Any additional equity financing may result in dilution to the holders of our outstanding shares of capital stock. Additional debt financing may impose affirmative and negative covenants that restrict our freedom to operate our business, including covenants that:

●	limit our ability to pay dividends or require us to seek consent for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot guaranty that we will be able to obtain additional financing on terms that are acceptable to us, or any financing at all, and the failure to obtain sufficient financing could adversely affect our business operations.

Potential disruptions in the capital and credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements, which could adversely affect our results of operations, cash flows and financial condition.

Potential changes in the global economy may affect the availability of business and consumer credit. We may need to rely on the credit markets, particularly for short-term borrowings from banks in China, as well as the capital markets, to meet our financial commitments and short-term liquidity needs if internal funds from our operations are not available to be allocated to such purposes. Disruptions in the credit and capital markets could adversely affect our ability to draw on such short-term bank facilities. Our access to funds under such credit facilities is dependent on the ability of the banks that are parties to those facilities to meet their funding commitments, which may be dependent on governmental economic policies in China. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Long-term disruptions in the credit and capital markets could result from uncertainty, changing or increased regulations, reduced alternatives or failures of financial institutions could adversely affect our access to the liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures may include deferring capital expenditures, and reducing or eliminating discretionary uses of cash. These events would adversely impact our results of operations, cash flows and financial position.

We rely on short-term borrowings for our liquidity and we may not be able to continue to obtain financing on favorable terms, if at all.

Our liquidity relies significantly on short-term borrowings. For the years ended December 31, 2017, 2016 and 2015, cash provided by borrowings from third-parties was $8,805,683, $11,613,289 and $4,013,614, respectively. Financing may not be available to us on favorable terms, if at all. If we are unable to obtain short-term financing in an amount sufficient to support our operations, it may be necessary, to suspend or curtail our operations, which would have a material adverse effect on our business and financial condition. In that event, current stockholders would likely experience a loss of most of or all of their investment.

Our bank accounts are not insured or protected against loss.

Jinzheng maintains cash accounts with various banks located in China. Such cash accounts are not insured or otherwise protected. Should any bank holding such cash deposits become insolvent, or if Jinzheng is otherwise unable to withdraw funds, Jinzheng would lose the cash on deposit with that particular bank.

Changes in China’s environmental laws and policies may affect our financial condition.

Our products, projects and services are mainly used in the fields of municipal and industrial wastewater treatment and reuse, water purification and desalination. Our business is in line with China’s current focus on environmental protection policies, specifically the Water Ten Plan and the 13th Five Year Plan (2016-2020). However, should China alter its environmental policies towards less regulation, we believe demand for our products will decrease, adversely impacting our results of operations, cash flows and financial position.

Risks Relating to Our Corporate Structure

We will likely not pay dividends in the foreseeable future.

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our common shares in the foreseeable future. Although we have achieved net profitability in 2017, we cannot assure that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows from operating activities. Furthermore, there is no assurance that our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our common shares in the future, we will be dependent, in large part, on receipt of funds from Jinzheng for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations as described herein. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our Company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from Jinzheng. See “Dividend Policy.”

Pursuant to the Chinese enterprise income tax law, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of 5%.

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Jinzheng is also required to set aside at least 10% of its after-tax profit based on Chinese accounting standards each year to its compulsory reserves fund until the accumulative amount of such reserves reaches 50% of its registered capital.

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into registered capital, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2017 and 2016, the accumulated appropriations to statutory reserves amounted to $705,698 and $382,802 respectively.

Our business may be materially and adversely affected if any of our Chinese subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of China provides that an enterprise may be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our Chinese subsidiaries hold certain assets that are important to our business operations. If any of our Chinese subsidiaries undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Jinzheng is required to allocate a portion of its after-tax profits, to the statutory reserve fund, and as determined by its board of directors, to the staff welfare and bonus funds, which may not be distributed to equity owners.

Pursuant to Company Law of P.R. China (2013 Revision), Wholly Foreign-Owned Enterprise Law of the P.R. China (2000 Revision) and Implementing Rules for the Law of the People’s Republic of China on Wholly Foreign Owned Enterprises (2014 Revision), Jinzheng is required to allocate a portion of its after-tax profits, to the statutory reserve fund, and in its discretion, to the staff welfare and bonus funds. No lower than 10% of an enterprise’s after tax-profits should be allocated to the statutory reserve fund. When the statutory reserve fund account balance is equal to or greater than 50% of the Jinzheng’s registered capital, no further allocation to the statutory reserve fund account is required. Jinzheng determines, in its own discretion, the amount contributed to the staff welfare and bonus funds. The staff welfare and bonus fund is used for the collective welfare of the staff of Jinzheng. These reserves represent appropriations of retained earnings determined according to Chinese law.

As of the date of this annual report, the amounts of staff welfare and bonus funds have not yet been determined, and we have not committed to establishing such amounts at this time. Under current Chinese laws, Jinzheng is required to set aside staff welfare and bonus funds amounts, but has not yet done so. Jinzheng has not done so because Chinese authorities grant companies flexibility in making a determination. Chinese law requires such a determination to be made in accordance with the company’s organizational documents and Jinzheng’s organizational documents do not require the determination to be made within a particular timeframe. Although we have not yet been required by Chinese authorities to make such determinations or set aside such amounts, Chinese authorities may require Jinzheng to rectify its noncompliance and we may be fined if we fail to do so after receiving a warning within its set time period.

Additionally, Chinese law provides that a Chinese company must allocate a portion of after-tax profits to the statutory reserve fund and the staff welfare and bonus funds reserve prior to the retention of profits or the distribution of profits to foreign invested companies. Therefore, if for any reason, the dividends from Jinzheng cannot be repatriated to us or not in time, our cash flow may be adversely impacted or we may become insolvent.

Our failure to obtain prior approval of the China Securities Regulatory Commission (“CSRC”) for the listing and trading of our common shares on a foreign stock exchange could have a material adverse effect upon our business, operating results, reputation and trading price of our common shares.

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which was subsequently revised on June 22, 2009 (the “M&A Rule”). The M&A Rule contains provisions that require that an offshore special purpose vehicle (“SPV”) formed for overseas listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published Provisions on Indirect Issuance of Securities Overseas by a Domestic Enterprise or Overseas Listing of Its Securities for Trading, which specify documents and materials required to be submitted to the CSRC by an SPV seeking CSRC’s approval of overseas listings.

However, the application of the M&A Rule remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope and applicability of the CSRC approval requirement. Our Chinese counsel, KaiTong Law Firm, has given us the following advice, based on their understanding of current Chinese laws and regulations:

●	At the time of our equity interest acquisition, as the acquiree, Jinzheng was not related to or connected with the acquirer, Newater HK. Accordingly, we did not need the approval from MOFCOM. In addition, we have received all relevant approvals and certificates required for the acquisition; and

●	the CSRC approval under the New M&A Rule only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in Chinese domestic companies, or the SPV-domestic company share swap, due to the fact there has not been any SPV-domestic company share swap in our corporate history, Newater Technology does not constitute a SPV that is required to obtain approval from the CSRC for overseas listing under the New M&A Rule.

●	In spite of the lack of clarity on this issue, the CSRC has not issued any definitive rule or interpretation regarding whether offerings like our initial public offering are subject to the M&A Rule.

The CSRC has not issued any such definitive rule or interpretation, and we have not chosen to voluntarily request approval under the M&A Rule. We did not obtain CSRC approval prior to our initial public offering. If prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory authorities. These authorities may impose fines and penalties upon our operations in China, limit our operating privileges in China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common shares.

Substantial uncertainties exist with respect to the enactment timetable and final content of draft China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 (the “Draft FIL”). The Draft FIL embodies an expected Chinese regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. MOFCOM is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation.

Among other things, the Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The Draft FIL specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance, treated as a Chinese domestic investor provided that the entity is “controlled” by Chinese entities and/or citizens. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council later. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The development, manufacture and sales of wastewater treatment products are not currently subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, issued by the National Development and Reform Commission and the Ministry of Commerce that was amended in 2015 and became effective in April 2015. The Draft FIL, if enacted as proposed, will not materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects. However, should the development, manufacture and sales of wastewater treatment products become subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment then the viability of our current corporate structure, corporate governance and business operations may be materially impacted in many aspects.

Risks Related to Doing Business in China

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed an Enterprise Income Tax Law (the “EIT Law”) and implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, resident enterprises pay income tax at the rate of 25% for their worldwide income while non-resident enterprises pay 20% for their income generated from China. As far as the definition of resident enterprises, according to the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China (the “SAT”) issued the Circular 82 Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of De Facto Management Bodies (“Circular 82”) further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Circular 82, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if  (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management are often resident in China. The SAT issued a bulletin on August 3, 2011 to provide more guidance on the implementation of Circular 82, or Bulletin 45. Bulletin 45 clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities. In addition, the SAT issued a bulletin on January 29, 2014, which further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with Circular 82 shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. Form the year in which the entity is determined to be a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the enterprise income tax law and its implementing rules. A resident enterprise would have to pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders.

We believe that neither Newater Technology nor Newater HK meet all the conditions outlined in the preceding paragraph to be classified as a PRC “resident enterprise.” Newater Technology does not have a PRC enterprise or enterprise group as its primary controlling shareholder, and we are not aware of any offshore company with a corporate structure similar to the company that has been deemed a PRC “resident enterprise” by the PRC tax authorities. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body,” we cannot guarantee that the relevant authorities will not make a contrary conclusion to ours. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income.” Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares. In addition to the uncertainty in how the new resident enterprise classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the Enterprise Income Tax law to withhold PRC income tax on our dividends payable to our foreign shareholders, or if we are required to pay PRC income tax on the transfer of our shares under the circumstances mentioned above, the value of your investment in our shares or ADSs may be materially and adversely affected. It is unclear whether, if we are considered as a PRC resident enterprise, holders of our shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with our initial public offering, we became subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to the Anti-Unfair Competition Law of the PRC and the relevant anti-bribery provisions in the Criminal Law of the PRC, or together, the “PRC Anti-Bribery Laws.” The current PRC Anti-Bribery Laws prohibit the payment of bribes to government officials, private companies or individuals in a commercial transaction or their agents. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities to be in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and the PRC Anti-Bribery Laws.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or PRC Anti-Bribery Laws may result in severe criminal or administrative sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Our subsidiaries’ financial statements are prepared under different accounting standards than our consolidated financial statements.

We prepare the financial statements for each of our subsidiaries that are PRC legal entities in accordance with the requirements of generally accepted accounting principles in China, or PRC GAAP. These financial statements drive how we calculate the taxes payable for operations of these subsidiaries. By contrast, we prepare the consolidated financial statements for Newater Technology in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The process of consolidating the financial statements and changing from PRC GAAP to U.S. GAAP requires us to make certain adjustments on consolidation. This can result in some discrepancies between the financial statements used to prepare our tax filings in China and the financial statements audited by our independent registered accounting firm and subsequently filed with the SEC. To the extent the discrepancies between PRC GAAP and U.S. GAAP are material, we could find, for example, that a PRC subsidiary shows taxable income for which payment of taxes is due, while our U.S. GAAP-audited financial statements show taxable loss.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our shares could be rendered worthless.

We are dependent on the state of China’s economy as all of our business is conducted in China and a decline would have a material adverse effect on our business, financial condition and results of operations.

Currently, all of our business operations are conducted in China, and all of our customers are also located in China. Accordingly, any material slowdown in the China’s economy may cause our customers to reduce expenditures or delay the building of new facilities or projects. This may in turn lead to a decline in the demand for the products, projects and services we provide. Any such decline would have a material adverse effect on our business, financial condition and results of operations.

Since our operations and assets are located in China, shareholders may find it difficult to enforce a U.S. judgment against the assets of our Company, our directors and executive officers.

Our operations and assets are located in China. In addition, our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons. See “Enforceability of Civil Liabilities.”

Although we do not import goods into or export goods out of China, fluctuation of the RMB may indirectly affect our financial condition by affecting the volume of cross-border money flow.

Although we use the United States dollar for financial reporting purposes, all of the transactions effected by Jinzheng are denominated in China’s currency, the RMB. The value of the RMB fluctuates and is subject to changes in China’s political and economic conditions. We do not currently engage in hedging activities to protect against foreign currency risks. Even if we choose to engage in such hedging activities, we may not be able to do so effectively. Future movements in the exchange rate of the RMB could adversely affect our financial condition as we may suffer financial losses when transferring money raised outside of China into the country or paying vendors for services performed outside of China.

If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

In the event we pay dividends in the future, you will be taxed on the U.S. dollar value of your dividends, if any, at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the nature of our business activities, we may be classified as a passive foreign investment company (“PFIC”), by the U.S. Internal Revenue Service (“IRS”), for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, a U.S. investor will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either:

●	75% or more of our gross income in a taxable year is passive income; or

●	the average percentage of our assets by value in a taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%.

The calculation of the value of our assets is based, in part, on the then market value of our common shares, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. We cannot assure that we will not be a PFIC for any taxable year. See “Taxation – United States Federal Income Taxation-Passive Foreign Investment Company.”

Introduction of new laws or changes to existing laws by the Chinese government may adversely affect our business.

The Chinese legal system is a codified legal system made up of written laws, regulations, circulars, administrative directives and internal guidelines. Unlike common law jurisdictions such as the U.S., decided cases (which may be taken as reference) do not form part of the legal structure of China and thus have no binding effect. Furthermore, in line with its transformation from a centrally planned economy to a more market-oriented economy, the Chinese government is still in the process of developing a comprehensive set of laws and regulations. As the legal system in China is still evolving, laws and regulations or their interpretation may be subject to further changes. Such uncertainty and prospective changes to the Chinese legal system could adversely affect our results of operations and financial condition.

We may be subject to foreign exchange controls in China, which could limit our use of funds raised in our initial public offering, which could have a material adverse effect on our business.

Jinzheng is subject to Chinese rules and regulations on currency conversion. In China, SAFE regulates the conversion of the RMB into foreign currencies. Currently, foreign investment enterprises (“FIEs”) are required to apply to SAFE for “Registration of Establishment as FIEs”. Jinzheng is a FIE, with such registration, Jinzheng is allowed to open foreign currency accounts including the “current account” and the “capital account”. Currently, conversion within the scope of the “current account” and general “capital account” can be effected without requiring the approval of SAFE. However, conversion of currency in some restricted “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE.

In particular, if Jinzheng borrows foreign currency through loans from Newater Technology or other foreign lenders, these loans must be registered with SAFE. If Jinzheng is financed by means of additional capital contributions, certain Chinese government authorities, including MOFCOM, or the local counterparts of SAFE and MOFCOM, must approve these capital contributions. These restrictions could limit our use of funds raised in our initial public offering which could have an adverse effect on our business.

Governmental control of currency conversion may affect the value of your investment.

The Chinese government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China, which may take as long as six months in the ordinary course. We receive the majority of our revenues in Renminbi. Under our current corporate structure, our income is derived from payments from Jinzheng. Shortages in the availability of foreign currency may restrict the ability of Jinzheng to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. See “Our Business – Regulations on Foreign Currency Exchange and Dividend Distribution.”

Fluctuation of the Renminbi could materially affect our financial condition and results of operations.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the Chinese government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains international pressure on the Chinese government to adopt an even more flexible currency policy, which could result in a further and more rapid appreciation of the Renminbi against the U.S. dollar. Any material revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. See “Exchange Rate Information.”

Recent changes in China’s labor law restrict our ability to reduce our workforce in China in the event of an economic downturn and may increase our production costs which could have a material adverse effect on our business.

To clarify certain details in connection with the implementation of the Labor Contract Law, the China State Council promulgated the Implementing Rules for the Labor Contract Law on September 18, 2008, which came into effect immediately. The legislation formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Among other things, this new law provides for specific standards and procedures for the termination of an employment contract and places the burden of proof on the employer. In addition, the law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including the case of the expiration of a fixed-term employment contract. Further, the law requires an employer to conclude an “employment contract without a fixed-term” with any employee who either has worked for the same employer for 10 consecutive years or more or has had two consecutive fixed-term contracts with the same employer. An “employment contract without a fixed term” can no longer be terminated on the ground of the expiration of the contract, although it can still be terminated pursuant to the standards and procedures set forth under the new law. Because of the lack of precedent for the enforcement of such a law, the standards and procedures set forth under the law in relation to the termination of an employment contract have raised concerns among foreign investment enterprises in China that such an “employment contract without a fixed term” might in fact become a “lifetime, permanent employment contract.” Finally, under the new law, downsizing of either more than 20 people or more than 10% of the workforce may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations, or where there has been a material change in the objective economic circumstances relied upon by the parties at the time of the conclusion of the employment contract, thereby making the performance of such employment contract not possible. To date, there has been very little guidance or precedent as to how such specified circumstances for downsizing will be interpreted and enforced by the relevant Chinese authorities. All of our employees working for us exclusively within China are covered by the new law and thus, our ability to adjust the size of our operations when necessary in periods of recession or less severe economic downturns may be curtailed. Accordingly, if we face future periods of decline in business activity generally or adverse economic periods specific to our business, this new law can be expected to exacerbate the adverse effect of the economic environment on our results of operations and financial condition.

Our business benefits from certain government subsidies and incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our burden and reduce our net income which could have a material adverse effect on our business and operations.

Jinzheng has received subsidies from some governmental agencies after meeting certain conditions, such as developing certain technologies, which are chosen as annual key research and development, plans or obtaining certain technological certifications.

Jinzheng received the following subsidies in 2015:

●	RMB 180,000 as Jinzheng’s research and development plan was chosen as one of the annual key plans of Shandong Province. (“RMB 180K Subsidy”)

●	RMB 200,000 as Jinzheng successfully applied for the subsidy of production and cooperation project of Yantai City, Laishan District. (“RMB 200K Subsidy”)

The above subsidies were subject to further research and development obligations and were recorded as deferred income in 2015. The research and development projects required by the RMB 200K Subsidy and RMB 180K Subsidy were completed in the years ended December 31, 2016 and 2017, respectively, and therefore the RMB 200,000 and RMB 180,000 received in 2015 were recognized as government grants in the accompanying consolidated statements of income and comprehensive income for the years ended December 31, 2017 and 2016, respectively.

Jinzheng received the following subsidies in 2016:

●	RMB 500,000 as Jinzheng successfully applied for the subsidy of university-industry cooperation and international cooperation projects (“RMB 500K Subsidy”). The recognition requirements for the RMB 500K Subsidy include research and development projects completed with higher education institutions and collaboration with foreign companies with advanced technologies.

●	RMB 1,200,000 as Jinzheng successfully applied for the subsidy of special membrane project (“RMB 1.2M Subsidy”). The recognition requirements for the RMB 1.2M Subsidy include the commencement of special membrane project in Laishan District Economic Development Area in 2016 and tax payment of certain amount in the same year.

●	RMB 9,732,000 as Jinzheng successfully applied for the high technology subsidy (“RMB 9.7M Subsidy”). Due to its encouragement and incentive nature to invest in local economic development, there is no specific requirement for the RMB 9.7M Subsidy. The RMB 9.7M Subsidy was granted by the Management Committee of Laishan District Economic Development Area. The grant’s purpose is to encourage the Company to invest in researching and developing new products and expanding production scale, which will contribute to the local economic development by bringing more job opportunities and generating more tax revenues.

The requirements of the above subsidies totaling RMB 11,432,000 received in 2016 were fully fulfilled and the subsidies were recognized as other income in consolidated statements of income and comprehensive income for the year ended December 31, 2016.

Jinzheng received the following subsidies in 2017:

●	RMB 300,000 as Jinzheng successfully applied for the subsidy of innovation-driven development (“RMB 300K Subsidy”).

●	RMB 2,594,000 as Jinzheng successfully applied for the subsidy of special membrane project (“RMB 2.6M Subsidy”).

●	RMB 200,000 as Jinzheng was chosen as one of the Provincial Industrial Design Centers in Shandong Province.

●	RMB 100,000 as Jinzheng was chosen as the City DTRO Membrane Engineering Lab of Yantai City in Shandong Province.

●	RMB 95,975 as Jinzheng successfully applied for the subsidy on interest expense incurred by the Company for loans obtained.

The requirements of the above subsidies totaling RMB 3,289,975 received in 2017 were fully fulfilled and the subsidies were recognized as government grant in consolidated statements of income and comprehensive income for the year ended December 31, 2017.

For the years ended December 31, 2017, 2016 and 2015, the Company recognized government grants approximately $514,000 (RMB 3,469,975), $1,751,000 (RMB11,632,000) and $0 in the consolidated statements of income and comprehensive income, respectively.

In addition, Jinzheng obtained the Hi-Tech Enterprise certificate and is entitled to a preferential income tax rate of 15% for 2016 and 2017. The 15% tax rate is less than the standard 25% income tax rate in China. The local Chinese government authorities may reduce or eliminate these incentives through new legislation at any time in the future. In the event Jinzheng is no longer exempt from lowered income taxation, its applicable tax rate would increase from 15% to up to 25%, the standard business income tax rate in China. In addition, the termination of one-time subsidies for water treatment equipment business development could increase the burden of manufacturing and selling water treatment equipment in the future. The reduction or discontinuation of any of these economic incentives could negatively affect our business and operations.

Labor laws in China may adversely affect our results of operations.

On June 29, 2007, the Chinese government promulgated a new labor law, namely, the Labor Contract Law of China, which became effective on January 1, 2008, which was further amended on December 28, 2012 (effective July 1, 2013). The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations. The Labor Contract Law also mandates that employers provide social welfare packages to all employees, increasing our labor costs. To the extent competitors from outside China are not affected by such requirements, we could be at a comparative disadvantage.

Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents may subject our Chinese resident shareholders to personal liability and limit our ability to inject capital into our Chinese subsidiaries, limit our subsidiaries’ ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.

On July 4, 2014, China’s SAFE issued the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which became effective as of July 4, 2014. According to Circular 37, prior registration with the local SAFE branch is required for Chinese residents to contribute domestic assets or interests to offshore companies, known as SPVs. Moreover, Circular 37 applies retroactively. As a result, Chinese residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required before July 4, 2014 shall send a letter to SAFE and its branches for explanation. SAFE and its branches shall, under the principle of legality and legitimacy, conduct supplementary registration, and impose administrative punishment on those in violation of the administrative provisions on the foreign exchange pursuant to the law.

We have requested our shareholders who are Chinese residents to make the necessary applications, filings and amendments as required under Circular 37 and other related rules. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are Chinese residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 37 or other related rules. The failure or inability of our Chinese resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from our initial public offering) Jinzheng, limiting Jinzheng’s ability to pay dividends or otherwise distributing profits to us.

We may be subject to fines and legal sanctions by SAFE or other Chinese government authorities if we or our employees who are Chinese citizens fail to comply with Chinese regulations relating to employee stock options granted by offshore listed companies to Chinese citizens.

On February 15, 2012, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or Circular 7. Under Circular 7, Chinese citizens who are granted share options by an offshore listed company are required, through a qualified Chinese agent or a Chinese company which participates in the share option, and is held by or actually controlled by the offshore listed Company, to register with SAFE and complete certain other procedures, including applications for foreign exchange purchase quotas and opening special bank accounts. If our Chinese employees and we are granted share options, our Chinese employees and we will be subject to Circular 7. Failure to comply with these regulations may subject us or our Chinese employees to fines and legal sanctions imposed by SAFE or other Chinese government authorities and may prevent us from further granting options under our share incentive plans to our employees. Such events could adversely affect our business operations.

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our Chinese resident stockholders may subject such stockholders to fines or other liabilities.

Other than Circular 37, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any Chinese individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions. Chinese individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

We may not be fully informed of the identities of all our beneficial owners who are Chinese residents. For example, because the investment in or trading of our shares will happen in an overseas public or secondary market where shares are often held with brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are Chinese residents. Furthermore, we have no control over any of our future beneficial owners and we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the Individual Foreign Exchange Rules.

It is uncertain how the Individual Foreign Exchange Rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our Chinese resident stockholders to make the required registration will subject our subsidiaries to fines or legal sanctions on their operations, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

Changes in China’s political and economic policies could harm our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.

The Chinese economy has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (“OECD”). These differences include, without limitation:

●	economic structure;

●	level of government involvement in the economy;

●	level of development;

●	level of capital reinvestment;

●	control of foreign exchange;

●	methods of allocating resources; and

●	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries. See “Our Business – Industry and Market Background.”

Since 1979, the Chinese government has promulgated many new laws and regulations covering general economic matters. Despite these efforts to develop a legal system, China’s system of laws is not yet complete. Even where adequate law exists in China, enforcement of existing laws or contracts based on existing law may be uncertain or sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China’s judiciary, in many cases, creates additional uncertainty as to the outcome of any lawsuit. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Our activities in China will also be subject to administration review and approval by various national and local agencies of the Chinese government. Because of the changes occurring in China’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Although we have obtained all required governmental approvals to operate our business as currently conducted, to the extent we are unable to obtain or maintain required governmental approvals, the Chinese government may, in its sole discretion, prohibit us from conducting our business.

If relations between the United States and China worsen, our share price may decrease and we may have difficulty accessing U.S. capital markets.

At various times during recent years, the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversy between the United States and China could adversely affect the market price of our common shares and our ability to access U.S. capital markets.

The Chinese government could change its policies toward private enterprise or even nationalize or expropriate private enterprises, which could result in the total loss of our investment in that country.

Our business is subject to political and economic uncertainties and may be adversely affected by political, economic and social developments in China. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may alter them to our detriment from time to time with little, if any, prior notice.

Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to shareholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business. Nationalization or expropriation could even result in the total loss of our investment in China and in the total loss of any investment in us.

Because our operations are located in China, information about our operations is not readily available from independent third-party sources.

Because Jinzheng is based in China, our shareholders may have greater difficulty in obtaining information about them on a timely basis than would shareholders of a U.S.-based company. Its operations will continue to be conducted in China and shareholders may have difficulty in obtaining information about them from sources other than the company itself. Information available from newspapers, trade journals, or local, regional or national regulatory agencies such as issuance of construction permits and contract awards for development projects will not be readily available to shareholders and, where available, will likely be available only in Chinese. Shareholders will be dependent upon management for reports of their progress, development, activities and expenditure of proceeds.

Chinese economic growth slowdown may cause negative effect to our business.

Since 2010, the annual growth rate of the Chinese economy has declined, from approximately 11% gross domestic product in 2010 to 6.9% in 2017. This situation has impacted many types of service industries, such as restaurant and tourism, and some manufacturing industries. Our business operations in China rely primarily on the waste (garbage), chemical and energy industries that are less influenced by economic growth slowdown than service industries. However, if China’s economic growth continues to slow down, then our business could be adversely affected if slow expansion or shrinkage of the industries we serve occurs.

Risks Associated with Ownership of Our Common Shares

The market price for our common shares may be volatile, which could result in substantial losses to investors.

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the NASDAQ on July 28, 2017, the trading price of our common shares has ranged from $7.32 to $28.20 per common share, and the last reported trading price on April 27, 2018 was $11.73 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We are an “emerging growth company,” and we cannot be certain if choosing to elect the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our stock price may be more volatile.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares may decline.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of our initial public offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

If our financial condition deteriorates, we may not meet continued listing standards on the NASDAQ Capital Market.

The NASDAQ Capital Market also requires companies to fulfill specific requirements in order for their shares to continue to be listed. In order to qualify for continued listing on the NASDAQ Capital Market, we must meet the following criteria:

●	Our shareholders’ equity must be at least $2,500,000; or the market value of our listed securities must be at least $35,000,000; or our net income from continuing operations in our last fiscal year (or two of the last three fiscal years) must have been at least $500,000;

●	The market value of our shares must be at least $1,000,000;

●	The minimum bid price for our shares must be at least $1.00 per share;

●	We must have at least 300 shareholders;

●	We must have at least 2 market makers; and

●	We must have adopted NASDAQ-mandated corporate governance measures, including a Board of Directors comprised of a majority of independent directors, an Audit Committee comprised solely of independent directors and the adoption of a code of ethics among other items.

If our shares are delisted from the NASDAQ Capital Market at some later date, our shareholders could find it difficult to sell our shares. In addition, if our common shares are delisted from the NASDAQ Capital Market at some later date, we may apply to have our common shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ Capital Market. In addition, if our common shares are not so listed or are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are delisted from the NASDAQ Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

We will incur increased costs as a result of being a public company, which could have a material adverse effect on our profitability.

As a public company, we incur legal, accounting and other expenses that we did not incur as a private company. For example, we must now engage U.S. securities law counsel and U.S. GAAP auditors that we did not need prior to our initial public offering, and we will continue to have annual payments to remain listed on the Nasdaq Capital Market. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and NASDAQ, has required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will continue to incur additional costs associated with our public company reporting requirements. Added costs of this nature will naturally reduce our profitability and could have a material adverse effect on our business.

The requirements of being a public company may strain our resources and divert management’s attention, which could have a material adverse effect on our business.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, and current reports with respect to our business and operating results.

As a result of disclosure of information in filings required of a public company, our business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies which could have an adverse effect on our results of operations.

As a reporting company in the United States, we are required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S.-listed public company, we are governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

Our classified board structure may prevent a change in control of our Company.

Our board of directors is divided into three classes of directors. Class A directors hold office for a term expiring at the 2020 annual meeting of shareholders, Class B directors hold office for a term expiring at the 2018 annual meeting of shareholders and Class C directors hold office for a term expiring as the 2019 annual meeting of shareholders. Directors of each class are chosen for three-year terms upon the expiration of their current terms. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.  See “Management – Board of Directors and Board Committees.”

Shares eligible for future sale may adversely affect the market price of our common shares, as the future sale of a substantial amount of outstanding common shares in the public marketplace could cause the price of our common shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our common shares. An aggregate of 10,809,000 of our shares are currently outstanding. The 1,610,000 shares sold in our initial public offering are freely transferable without restriction or further registration under the Securities Act. The remaining 9,199,000 shares are “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

Our employees, officers and/or directors will control a sizeable amount of our common shares, decreasing your influence on shareholder decisions.

Our employees, officers and/or directors will, in the aggregate, beneficially own approximately 44.4% of our outstanding shares.  As a result, our employees, officers and directors possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchased shares in our initial public offering. See “Principal Stockholders.”

As the rights of stockholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the British Virgin Islands Business Companies Act, 2004 (the “BVI Act”), and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority stockholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

As a result of all of the above, holders of our shares may have more difficulty protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company. For a discussion of material differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital – Differences in Corporate Law.”

British Virgin Islands companies may not be able to initiate shareholder derivative actions in a federal court of the United States and may have to proceed with such action in the British Virgin Islands, thereby limiting shareholders’ ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States and may have to proceed with such action in the British Virgin Islands. The circumstances in which any such action may be brought, and the procedures and defenses that may be available with respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, in our case, our Memorandum and Articles of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the Memorandum and Articles.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are required to issue quarterly reports or proxy statements and we do not intend to file quarterly reports. We are not required to disclose detailed individual executive compensation information and we do not intend to disclose detailed executive compensation information. Furthermore, our directors and executive officers are not required to report equity holdings under Section 16 of the Exchange Act and we are not subject to the insider short-swing profit disclosure and recovery regime and we do not intend to file Section 16 reports for officers and directors.

As a foreign private issuer, we are also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we do plan to disclose material information to all investors at this time. In addition, we arestill be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Item 4. Information on the Company

A.	History and Development of the Company.

 Our Corporate Structure

Structural Overview

We are a holding company incorporated in the British Virgin Islands that owns all of the outstanding capital stock of Newater HK, our wholly owned Hong Kong subsidiary, Newater HK, in turn, owns all of the outstanding capital stock of our operating subsidiary Jinzheng that is based in Yantai, China. On January 25, 2016, and February 5, 2016, respectively, Newater HK entered into an equity transfer agreement and supplementary equity transfer agreement with the shareholders of Jinzheng at the time, Yuebiao Li, Zhuo Zhang, and Yue Zhang, to acquire 100% of the equity interests in Jinzheng.

Organization Structure and Purpose

Newater Technology, Inc. – We formed Newater Technology, our British Virgin Islands holding company, on September 30, 2015.

Newater HK Limited – We formed Newater HK, our wholly owned Hong Kong subsidiary, on November 4, 2015.

Yantai Jinzheng Eco-Technology Co., Ltd. – We formed Jinzheng, our principal operating company in China and wholly owned subsidiary of Newater HK, on July 5, 2012. Jinzheng is registered in the Laishan District of Yantai. Its business scope, includes, the design, development, manufacturing and sale of DTRO membranes and related equipment and the installation of those products.

Shandong Jinmo Recycled Water Resource Co., Ltd – We formed Jinmo, a former operating company in China wholly owned by Jinzheng, on March 19, 2015 and disposed of it on December 8, 2016. Prior to being disposed of, Jinmo primarily engaged in the sale of products manufactured by Jinzheng.

Corporate History

On January 25, 2016, and February 5, 2016, respectively, Newater HK entered into an equity transfer agreement and supplementary equity transfer agreement with the shareholders of Jinzheng at the time, Yuebiao Li, Zhuo Zhang, and Yue Zhang, to acquire 100% of their equity interests in Jinzheng. Pursuant to the terms of the January 25, 2016 equity transfer agreement, Newater HK agreed to pay RMB 20,000,000 for 100% of their equity interests as follows: 1) RMB 11,000,000 to Yuebiao Li for his 55% equity interests in Jinzheng; 2) RMB 8,000,000 to Zhuo Zhang for her 40% equity interests in Jinzheng; and 3) RMB 1,000,000 to Yue Zhang for her 5% equity interests in Jinzheng. Further, pursuant to the terms of the February 5, 2016 supplementary equity transfer agreement the parties agreed that an additional RMB 8,537,365 would be paid for the equity interests in Jinzheng allocated as follows: 1) RMB 4,695,551 to Yuebiao Li; 2) RMB 3,414,946 to Zhuo Zhang; and 3) RMB 426,868 to Yue Zhang.

On March 27, 2016, the company issued 73,000 common shares at $0.65 per share to the incorporator with total gross proceeds of $47,450. Further, on March 27, 2016, a total of 8,117,000 shares were issued at $0.65 per share, to six individuals and seven companies with total cash proceeds of $5,276,050. On June 6, 2016, Newater Technology, Jinzheng and Newater HK entered in three separate Convertible Debt Investment Agreements with three individuals. Pursuant to the Convertible Debt Investment Agreements the loans from these individuals in the aggregate amount of RMB 20,000,000 were converted into 724,000 common shares of Newater Technology. Furthermore, on June 6, 2016, Newater Technology, Jinzheng and Newater HK entered into a Convertible Debt Investment Agreement with a fourth individual. Pursuant to the Convertible Debt Investment Agreement the loan from this individual in the aggregate amount of RMB 5,000,000 was converted into 275,000 common shares of Newater Technology.

The principal executive offices of our main operations are located at 8 Lande Road, Laishan District, Yantai City, Shandong Province, People’s Republic of China 264000. Our telephone number at this address is (+86) 535-6212280. Our registered office in the Brithish Virgin Islands is at the offices of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands, British Virgin Islands. Our agent for service of process in the United States is Vcorp Agent Services, Inc. located at 25 Robert Pitt Dr., Suite 204, Monsey, New York 10952. Our corporate website is www.newater.cc.

Initial Public Offering

In August 2017, we completed our initial public offering, in which we offered and sold an aggregate of 1,610,000 common shares. We received approximately $7.4 million in proceeds before expenses and less placement fee. Our common shares are listed on the NASDAQ Capital Market under the symbol “NEWA.”

B.	Business Overview.

Business Overview

We are a wastewater purification treatment company that focuses on the development, manufacture and sale of DTRO and DTNF membrane filtration products that are used in the treatment, recycling and discharge of wastewater. We also supply hardware and engineered systems necessary to implement integrated solutions. We provide engineering support and installation, technical advice and service, and other project-related solutions to filter wastewater into valuable, clean water. In addition, we act as a solution provider and purify wastewater for customers, such as landfill leachate treatment and purification service. Our DTRO expertise enables us to develop an array of core materials and technologies that can be applied in a variety of ways to solve complex filtration, separation and purification challenges related to wastewater treatment. We also offer traditional wastewater treatment solutions, such as activated carbon and resins. Our products can be used across a wide spectrum of industries that include a wastewater treatment component and applications to treat wastewater for discharge or filtration into high quality, re-useable clean water, including:

●	Treatment of leachate from landfills;

●	Treatment of power plant wastewater;

●	Treatment of wastewater from oilfields;

●	Treatment of wastewater from gas production;

●	Treatment of high acid wastewater;

●	Treatment of high alkali wastewater; and

●	Desalination.

We currently primarily serve the energy, refuse (garbage and waste), and chemical industries. Our deep customer process knowledge, scientific expertise, and related engineering know-how enable us to provide cost-effective solutions for our customers, with products that are specifically targeted to meet their needs.

Jinzheng was founded in 2012 by our Chief Executive Officer, Yuebiao Li, and our Chief Financial Officer, Zhuo Zhang. Mr. Li has approximately 10 years of experience in the water treatment industry. Ms. Zhang has 15 years of experience in financial related jobs. We are located in Yantai City, Shandong Province, China and which we employ 173 people on a full-time basis. We have 24 employees in management, 27 employees in sales and marketing, 32 employees in research and development and 90 employees in manufacturing and installation.

We are actively pursuing additional markets and applications for our products and services, such as industrial parks, city sewage, and seawater desalination. Virtually all of the raw materials, process fluids and waste streams resulting from industrial applications are candidates for multiple stages of filtration, separation and purification.

We seek to establish long-term, strategic relationships with our clients by delivering specific filtration products and/or systems that help reduce our clients’ operating costs and increase water filtration efficiencies. To achieve these objectives, we work closely with our clients to understand their specific water filtration needs. We enter into individualized contracts containing pricing terms tailored to the client’s operation, with pricing driven by the value we create for the client, rather than a pricing model focused solely on being able to deliver the least expensive product or system offering. We believe we can enhance our ability to withstand competitive pricing pressure and obtain new and retain existing clients by offering tailored products and customized water treatment solutions.

We have received several industry awards, including:

●	recognized as a High-Tech Enterprise in 2015 by Department of Science and Technology of Shandong Province;

●	ISO9000 Authentication (certification based upon quality and consistency);

●	ISO14001 Authentication (certification based upon environmental performance);

●	GB/T28001 Authentication (management system certification);

●	awarded as an outstanding member of the Inner Mongolia Environmental Protection Industry in 2015;

●	recognized as a member of the Innovation Consortium of the Water Saving Contract Industry in 2017;

●	recognized as a Technology Enterprise in 2017 for three years by Department of Science and Technology of Yantai City; and

●	recognized as a member of ESCO Committee of China Energy Conservation Association in 2017.

In addition, we were invited to:

●	the Jiangsu Environmental Protection Department exhibition in Nanjing;

●	the West Lake International Desalination and Water Reuse Academic Summit, in which Mr. Li was a presenter.

●	a workshop on zero-discharge of wastewater organized by the Institute of Thermal Power Plants; and

●	to represent Chinese enterprises in the Ninth Environmental Chapter Meeting of the Southeast Asian Economic Exchange and Advancement Organization.

We believe our several industry awards, and active participation at conferences and other events within our field, reflect widespread recognition of our stature in our industry and the perceived quality of our products and services.

Industry and Market Background

Water Filtration Methodology

The current market for wastewater treatment through membrane filtration is relatively new. Presently, there are several different types of methods for wastewater treatment depending upon the industry in which the technology is being used. For example, the most common steps in water treatment used by community water systems (mainly surface water treatment) include the following processes:

●	Coagulation and Flocculation - Coagulation and flocculation are often the first steps in water treatment. Chemicals with a positive charge are added to the water. The positive charge of these chemicals neutralizes the negative charge of dirt and other dissolved particles in the water. When this occurs, the particles bind with the chemicals and form larger particles, called “floc.”

●	Sedimentation - During sedimentation, floc settles to the bottom of the water supply as a result of its weight. This settling process is called sedimentation.

●	Filtration - Once the floc has settled to the bottom of the water supply, the clear water on top will pass through filters of varying compositions (sand, gravel, and charcoal) and pore sizes, in order to remove dissolved particles, such as dust, parasites, bacteria, viruses, and chemicals.

●	Disinfection - After the water has been filtered, a disinfectant (for example, chlorine or chloramine) may be added to kill any remaining parasites, bacteria, and viruses, and to protect the water from germs when it is piped to homes and businesses.

The traditional technology for sewage and wastewater treatment utilizes organic sludge. Organic sludge is a biochemical process for treating sewage and industrial wastewater that uses air (or oxygen) and microorganisms to biologically oxidize organic pollutants producing a waste sludge (or floc) containing the oxidized material. In general, an activated sludge process includes:

●	An aeration tank where air (or oxygen) is injected and thoroughly mixed into the wastewater; and

●	A settling tank (usually referred to as a clarifier or “settler”) to allow the waste sludge to settle. Part of the waste sludge is recycled to the aeration tank and the remaining waste sludge is removed for further treatment and ultimate disposal.

The treated water through this type of wastewater treatment usually is of poor quality and can only be used for low-end purposes.

We use processes called reverse osmosis and nanofiltration in our water filtration products to achieve higher levels of water filtration compared to conventional filtration methods. Reverse osmosis is a process in which solutes (such as salts) are removed from a liquid solution (such as water). This is accomplished by pressure pushing the liquid solution through a semi-permeable filtration membrane. Typically, the membranes are connected and placed in a pressurized vessel. The pressure applied during reverse osmosis is greater than pressure from natural filtration. As a result, the pressurized water will infiltrate to the side of the membrane, which has low pressure. The membrane (which is about as thick as cellophane, measured in millimeters) allows only the water to pass through, not the impurities or contaminates. The result is that the contaminated liquid is retained on the pressurized side of the membrane and the pure liquid is allowed to pass to the other side. Reverse osmosis membranes are typically used for desalination of water.

Nanofiltration functions similar to reverse osmosis, but it is generally targeted to remove only divalent (able to form two chemical bonds) and larger ions. Nanofiltration membranes have pore sizes from 1-10 nanometers, just larger than that of reverse osmosis membranes. The pressure needed to push the liquid solution through a nanofiltration membrane is less than what is needed to push fluid though reverse osmosis membranes. Ion-selectivity is a significant feature of nanofiltration; salts with monovalent (able to form one chemical bond) anions - such as chlorides - are able to pass through the membrane. However, salts with polyvalent (able for form more than one chemical bond) anions - such as sulfates - are retained. This ion-selectivity takes place because negatively charged groups in the membrane prevent large polyvalent ions from reaching the pure water permeates. Therefore, many nanofiltration processes involve enhancing wastewater recovery, as when concentrate from a reverse osmosis upstream filtration process is then passed through a nanofilter to further dewater the waste.

Pretreatment is important when working with reverse osmosis and nanofiltration membranes due to the nature of their spiral-wound design. The spiral-wound, pressurized vessel is engineered in such a fashion as to allow only one-way flow through the system. As such, the spiral-wound vessel does not allow for back pulsing with water or air agitation to scour its filtration surface and remove solids. Since accumulated material cannot be removed from the membrane surface systems, they are highly susceptible to fouling (loss of production capacity). In some instances, fouled membranes may need to be replaced altogether. Therefore, pretreatment is a necessity for any reverse osmosis or nanofiltration system.

China’s Membrane Filtration Market and Opportunity

The Chinese market for water treatment membranes is currently growing at a rate that exceeds that of the global membrane market and that of the Chinese GDP. Over the past 10 years, the compound growth rate of the membrane industry is estimated at over 20%. Further, during the next five years, the membrane industry is expected to more than double the output value from 2011-2015. The Membrane Industry Association of China expects the Chinese membrane industry to generate output value of more than RMB 250 billion (approximately $38.5 billion) and an annual export value of RMB 10 billion (approximately $1.5 billion) by 2020.

A number of key macroeconomic factors shape the water filtration membrane industry, including population growth, an increasing water-supply demand, urbanization, industrialization, and consumers’ health and environmental awareness. We believe, however, that the market is influenced most by China’s recent initiatives towards clean water.

In 2007, the Chinese government introduced its new National Drinking Water Quality Standard (GB 5749-2006). The government set this standard in accordance with international standards, but since the bar was set above the actual quality levels of China’s water, the standard didn’t take full effect until July 2012. The Chinese government expected cities throughout China to come into full compliance by 2015. In light of these new requirements, two independent non-profit organizations that focus on environmental risks (ChinaWater Risk and Chinadialogue) closely examined the actual status of urban and rural water in China and found that a privileged 600 million of the approximate 750 million urban residents in China have access to safe drinking water, but quality issues remain as secondary pollution (bacteria and contamination that pollutes drinking water during transmission) in pipe networks is occurring. These organizations also found many instances of yellow water and excessive bacteria levels. The lower alkaline level of the water increased its corrosiveness. This damaged the pipes’ protective lining and caused a layer of rust to be released into the water, creating the ‘yellow water’ that came out of the taps. In addition, the report found that in 2010, 298 million rural Chinese lacked access to safe drinking water.

In April 2015, the Chinese government issued the “Water Pollution Prevention and Control Action Plan”, or the “Water Ten Plan”). The Water Ten Plan is the result of coordination and input from more than twelve governmental ministries and departments and requires China’s water quality to improve by 2020 by:

●	greatly reducing the percentage of badly polluted water bodies – over 70% of water in seven key rivers shall reach specified grading standards;

●	improving the quality of drinking water – over 93% of urban drinking water sources shall reach specified grading standards;

●	reducing groundwater over extraction and control groundwater pollution – 85% of groundwater shall reach specified grading standards;

●	improving the environmental quality of coastal areas – up to 70% of coastal water shall reach specified grading standards; and

●	improving urban water environment in key regions – the amount of extremely polluted water in Beijing-Tianjin-Hebei shall fall by 15%, and extremely polluted water shall be eliminated in Yangtze River Delta and Pearl River Delta.

Due to China’s recent focus on the continuous improvement of living standards through more stringent environmental laws and regulations for clean water, compliance with these laws will be become more arduous and difficult for industries to achieve. Therefore, we believe new technology and applications in water filtration will be in greater demand, which we expect will, in turn, drive demand for our products.

In March 2016, China announced its 13th Five Year Plan (2016-2020), which, among other matters, attempted to plug gaps in China’s drinking water safety, such as water safety protection, water conservation reform and drinking water safety legislation. China’s five-year plans are blueprints containing the country’s social, economic, and political goals. They encompass and intertwine with existing policies, regional plans, and strategic initiatives. A five-year plan signals the Chinese government’s vision for future reforms and communicates this to other parts of the bureaucracy, industry players and Chinese citizens. It is a living document that will go through constant revision over the next five years. The 13th Five Year Plan contains clean water initiatives regarding the construction of urban sewage treatment and supporting facilities, urban reclaimed water recycling, and continued reduction of waste emissions. Further, the plan requires industrial products to be completed with improved product technology, process equipment, and energy efficiencies across the board. In addition, in the water pollution prevention action plan, there is an increased recognition on the importance of cooperating with foreign technological partners in the areas of water treatment process equipment. We believe these polices, among others, from the 13th Five Year Plan will cause more industries to utilize new technologies in water treatment, such as DTRO membrane filtration to comply with new laws and regulations that will likely be implemented pursuant to the 13th Five Year Plan.

China’s Energy Market

According to a study published in March 2016 by Greenpeace, 45% of coal-fired power plants in China are located in areas of “water over-withdrawal,” which are ecosystems that cannot support the amount of water being removed. China has the world’s largest number of installed coal fired power plants, with more planned to be constructed each year. Coal-generated electricity has enormous impacts on freshwater systems. For example, a 500 Megawatt coal-fired power plant, in one cooling cycle, can withdraw enough water to deplete an Olympic-sized swimming pool roughly every three minutes. In many countries, the coal industry creates one of the largest demands on freshwater resources. Every year these power plants consume quantities of water equivalent to the basic requirements of 186 million people. Moreover, 48% of proposed coal-fired power plants in China are located in the same ‘water over-withdrawal’ areas. From both the economic standpoint and the environmental protection standpoint, energy companies have great incentives to reduce the amount of their water usage and recycle the wastewater produced at their power plants into clean, re-useable water, to flow back into the power plants boilers and cooling systems for repeated use. The Water Ten Plan has also placed increased pressure and stricter requirements upon coal fired power plants to conserve water usage and recycle wastewater. In addition, the 13th Five Year Plan (2016-2020) includes provisions for building six to eight nuclear power plants a year for five years. Water used in nuclear power plants cannot be discharged or reused directly; it must be filtered and then discharged or reused. Water filtration membranes are beneficial in this context because they have a low failure rate, and a high filtration rate. Therefore, we believe the rapid development of Chinas’ nuclear power industry, along with the government’s enforcement tightening over water discharge for the traditional coal fired power plants, will provide the water filtration membrane industry with a significant opportunity.

Pharmaceutical Market

A wide variety of products are made in the pharmaceutical manufacturing industry, typically requiring large volumes of chemicals, materials, and substances that are used throughout the manufacturing process. Waste streams generated in this industry can be heavily laden with contaminants, toxins, nutrients, and organic content, presenting unique challenges in terms of treatment, especially as regulations become more stringent.

Additionally, as is the case in other industrial manufacturing sectors, water is a critical ingredient in pharmaceutical and chemical manufacturing operations; consistent and high-quality supplies are needed for a range of purposes including production, cleaning, material processing, and cooling. As disruptions in raw water supply represent a significant concern, more pharmaceutical companies are turning to water efficiency initiatives to help mitigate water scarcity-related risks. In fact, a variety of pharmaceutical companies in China are proceeding to upgrade their technology with membrane filtration products to enhance efficiency and achieve better environmental compliance. We expect this market will continue to grow as China is currently the second largest pharmaceutical market in the world (estimated at $105 billion), and it is estimated that by 2020 the China pharmaceutical market value will be approximately $200 billon.

Industrial Market

China is still in the early to mid-stages of industrialization. China’s rapid development of its industrial economy has increased the demand for industrial water, which in turn produces a large amount of wastewater. The steel industry has seen the greatest growth in China in recent years. China is now the largest steelmaker in the world, producing 823 million tons in 2014, which accounted for almost half the world’s production. Water is used in steel production in the cooling process. Like steel, water can be reused and recycled, thus improving efficiency of use and reducing demand as well as cost. By increasing water recycling and cascading water use from higher to lower quality, steel producers have been able to reduce their water use and consumption considerably. If wastewater is not recycled it must be treated before it is released back into the environment. Our membrane filtration products can be used to treat wastewater, turning it into clean water, which can be released into the ecosystem or reused in production.

Titanium Dioxide Market

Driven by increasingly strict environmental protection policies, the titanium dioxide industry in China has begun seeking greater technological advances to filter wastewater. Titanium dioxide is used in many products, such as coloring for food, cosmetics, crayons, and UV protection in sunscreens. Titanium dioxide is also used in the paint industry, and gives paint its high gloss and rich depth of color. Titanium dioxide replaced lead in the paint manufacturing process. In addition, titanium dioxide is currently being used to treat the air in fruit, vegetable and cut flower storage areas to prevent spoilage and increases shelf life. The photocatalytic properties of titanium dioxide remove ethylene gas from the air. Ethylene is a naturally occurring gaseous hormone produced by plant tissue that in low concentrations triggers the ripening of fruits and vegetables.

Our membrane filtration products can be deployed in this industry as well. In fact, we recently installed a filtration system in a titanium dioxide plant in Yantai City, China, which we believe to be the first of its kind in China’s titanium dioxide industry. For that particular project, in order to remove the impurities the facility filters the water three times, in three separate processes. Our membrane products are used at each filtering process to treat the wastewater, and create clean water that is reused in the filtering processes. The untreated wastewater contains high concentrations of acids and metals. While we believe that the deployment of our membrane filtration system in the context of a titanium dioxide operation is a new application in China, we believe other titanium dioxide manufacturers will follow suit.

Global Market

Globally, sales for membranes and membrane modules reached $4.4 billion in 1999 and grew to $12 billion in 2012 with an annual growth rate around 7% to 8%. Further, the global membrane market is projected to grow at a rate of 9% from 2015 to reach a value of $32 billion by 2020. We currently do not have a significant international presence; however, we believe our operational expertise positions us to take advantage of the expansion of the global membrane filtration market in the event we decide to pursue those opportunities.

Our Competitive Strengths

 We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success.

Product Advantages. We believe that our DTRO membranes possess better characteristics than traditional reverse osmosis membranes because our membrane technology offers industrial water users ways to clean their wastewater output or reuse it as clean water in the production process. We believe that our DTRO membranes will allow us to take advantage of dynamic market demands for superior membranes generated by stricter Chinese environmental laws and regulations.

Production Advantages. We have the ability to manufacture a variety of membrane filtration components, assembling and installing membrane units in filtration systems, testing membrane filtration units as well as developing, designing and manufacturing membrane filtration units, including DTRO membranes. In addition, we have conducted our own research to create what we believe is a more advanced and semi-automated membrane unit production line. We believe our China competitors are currently using manual assembly lines.

Experienced Management Team and Personnel with a Demonstrated Track Record. Our management team, led by our Chief Executive Officer Yuebiao Li, and our Chief Financial Officer, Zhuo Zhang, have significant industry experience and demonstrated track records of managing costs, adapting to changing market conditions, and developing new products. In addition, Mr. Li has a vast network and understanding of the market. Our workforce is highly skilled with specialized training, designed to address complex and individualized client issues.

Innovative Products. We have the technology to produce clean water from sewage wastewater though the use of DTRO membranes. We have not yet completed a sewage project where clean drinkable water was produced from treated leachate because we do not yet have the capacity. However, we have done sewage wastewater testing on 2 locations for 4 months to determine that we have the technology to produce clean water. Traditional sewage treatment companies invest large amounts of capital and operating costs to treat wastewater only so that it can be discharged in compliance with applicable environmental laws, but the wastewater has no end-use value. Our DTRO membranes have the ability to clean that same wastewater to a level that is suitable for drinking or other end uses, which enhances value to our customers in that market.

Strong Gross Margins. We believe that our gross margin, approximately 33% in 2017, allow us to compete effectively in a rapidly changing and increasingly complex Chinese market. We believe we can continue to maintain high gross margins while the demand for our membrane filtration products remains high and the technological barriers to enter the market remain in place. Technological barriers include experience, technological know-how and research and development.

We provide a full range of water treatment solutions and are not limited to the supply of water filtration products. We are able to install complete water treatment solutions for customers, which allow us to target end users, along with intermediaries. Our ability to provide customers with complete solutions, including engineering support, installation, and technical advice, for their water treatment needs allows us to capture many types of users in the water treatment market. In addition, being able to provide total solutions creates a larger market for our membrane products.

Our Strategies

We provide technical solutions in engineering projects, support and installation, technical advice and services and other water treatment related solutions. Our goal is to become one of the premier water treatment solution companies by implementing the following strategies:

Continue to develop filtration membrane products. We are committed to researching and developing filtration membranes for use in different industries. We believe scientific and technological innovations will help our Company achieve its long-term strategic objectives. For example, in the area of waste filtration and seawater desalination, we are developing and testing an extreme pressure (200 bar) membrane module. For the mining and smelting industries, we developed and produced an acid and basic separation membrane module.

We intend to increase our revenue and market share by targeting intermediate customers. We intend to target intermediate customers that do not produce their own products, such as engineering companies and project contractors. These customers tend to have a large demand for water filtration membrane products and water treatment solutions. We are able to provide these companies with new water treatment membrane products to replace the aging products of their customers or end users. This model helps us achieve continuous and stable profitability. It also helps us obtain institutional knowledge, which may be applicable to water treatment solutions for other clients.

Market Opportunity. China’s 13th Five Year Plan (2016-2020) promotes a cleaner and greener economy, with strong commitments to environmental management and protection, clean energy and emissions controls, ecological protection and security, and the development of green industries. This demonstrates a focus on charting a sustainable course for the Chinese economy in the long-term. The 13th Five Year Plan offers opportunities for the private sector to support China’s environmental goals and bring clean technology and innovation into China as part of the large-scale environmental reform contemplated by the 13th Five Year Plan. We will market our technology and applications in water filtration, which we expect will be in greater demand to due to stricter environmental regulations.

We intend to expand our business into new industries. Currently, our customers are primarily in the energy, refuse (garbage and waste), and chemical industries (e.g., titanium dioxide). We plan to enter the industrial park wastewater treatment, municipality wastewater recycling, and seawater desalination industries. Treatment of wastewater from industrial parks usually includes the treatment of wastewater from several chemical companies located in an industrial park. The wastewater from all the companies in the industrial park will require treatment at the same wastewater treatment facility. This wastewater will possess several different chemicals. We believe that our DTRO membrane technology has the ability to treat the wastewater, and turn it into clean water that can be reused in production.

We intend to increase our revenue and market share by expanding our business network to other provinces. We started with our facility in Yantai City, Shandong Province. Currently, the majority of our customers are located in the Jiangsu Province, Liaoning Province and Inner Mongolia Autonomous Region. We intend to expand our business to customers located on Shandong Province, Jiangsu Province and Inner Mongolia Autonomous Region in 2018.

Our Products

Our product line is focused upon the refuse (garbage and waste), chemical and energy sectors. Our primary products are DTRO membranes, DTNF membranes and water purification equipment.

All of our products are produced in compliance with China Good Manufacturing Practices. We believe our products enjoy a good reputation in the industry. The following products are examples illustrating our expertise and research and development capability.

DTRO Membranes

Our DTRO membranes are able to treat highly concentrated sewage and are able to withstand high pressure and contamination. Our DTRO membranes offer our highest level of filtration. DTRO membranes are used to treat and recycle wastewater, and have the following advantages:

●	high quality of outflowing water;

●	consistent quality of wastewater after filtration;

●	applicability to a variety of industries;

●	ease of construction;

●	efficient startup times;

●	high degree of automation;

●	use of less floor space;

●	a high recovery rate (the amount of clean water that can be produced from treated wastewater) coupled with low energy consumption;

●	low cost of operation;

●	simplified pretreatment process;

●	less clogging compared to traditional membranes;

●	reduced scaling and contamination;

●	longer lifespan;

●	ease of maintenance;

●	low replacement cost.

We produce three types of DTRO membranes, all of which can withstand different pressure amounts (75 Bar, 90 Bar and 120 Bar). The 75 Bar membrane is used for treating landfill leachate and for recycling water in titanium dioxide and power plants. For high-pressure environments, we manufacture 90 Bar and 120 Bar DTRO membranes. 90 Bar membranes treat wastewater in the chemical industry, and 120 Bar membranes desalinate seawater.

DTNF Membranes

Our DTNF membranes have larger pore sizes than our DTRO membranes, and unlike DTRO membranes do not reject all ions. They have higher water permeability than our DTRO membranes and operate at much lower pressures. Our DTNF membranes are used in different industries than our DTRO membranes, and are generally used for our clients that have acidic wastewater or wastewater containing high levels of alkali. These clients use DTNF membranes because they are able to achieve the required levels of filtration, but cost less to operate than DTRO membranes because less energy is needed in the filtration process of DTNF membranes, making them a more economical alternative when primarily divalent ion removal is required.

The DTNF membrane is used to treat and recycle wastewater, and has the following advantages:

●	the ability to process large volumes of water;

●	reduction of heavy metals;

●	superior nitrate and sulfate reduction qualities;

●	ability to soften hard water; and

●	color removal from water.

We produce three types of DTNF membranes. The first DTNF membrane is used to treat highly acidic water. This membrane is best suited for the iron and steel, titanium dioxide and smelting industries. This type of membrane is useful for clients that have wastewater containing high sulfuric acid levels.

The second DTNF membrane is used to treat wastewater with high alkaline levels. It is normally used in applications where manufacturing equipment needs to be cleaned. This type of membrane has been successfully used by clients in the fertilizer industry.

The third DTNF membrane is used to treat wastewater containing divalent ions and wastewater containing smaller molecular weight particles and amino acids. This type of membrane has also been successfully used by clients in the fertilizer industry.

Our Projects

We specialize in producing and installing wastewater membrane filtration systems for customers that require customized wastewater filtration systems to treat wastewater upon discharge into the ecosystem or to reuse such water in their operating systems. We also offer traditional wastewater treatment solutions. Currently, our customers are primarily in the waste (garbage), chemical and energy industries. We hope to expand our customer base in the future to industrial park wastewater treatment, municipality wastewater recycling, and seawater desalination industries. Due to the unique requirements of clients in these different industries, we focus on designing filtration systems that are tailored to fit the needs of specific clients, and we use skilled workers to install these systems.

The following examples illustrate some of our installation projects utilizing our membrane filtration technology:

(1)	Treatment of 2,400 cubic meters tons of wastewater per day for reuse in a titanium dioxide plant in Yantai City, Shandong Province. The main components of the wastewater are sodium sulfate and soluble titanium salts. These impurities impact the production of the titanium dioxide. In order to remove these impurities, the facility filters the water three times in three separate processes. Our DTNF membrane products are used at each filtering process stage to treat the wastewater, and create clean water that is reused in the filtering processes. We selected DTNF membranes for this project due to their reliable operating history and lower energy cost. The overall recovery rate for recycled wastewater at this plant is approximately 80%.

(2)	Treatment of 50 tons of leachate per day at a landfill in Heilongjiang Province, China. In processing leachate, DTRO filtration has the advantages of high stability for long periods of time, high and stable water recovery, less clogging of membranes, stain resistance and low contamination qualities and a long lifespan. The overall recovery rate for the wastewater at this facility is approximately 75%.

(3)	Treatment of desulfurized wastewater and reuse at a power plant located in Harbin City, China. Desulfurized wastewater from power plants normally comes with the problems of hard water, muddy and high salinity. DTRO technology was used to resolve these issues and reuse the wastewater at this electric power plant and achieved near zero emissions. The overall recovery rate for recycled wastewater at this plant is approximately 75%.

(4)	Single DTRO membrane module to treat wastewater at a fertilizer company in Yantai City, China. The purpose of this DTRO system is to treat wastewater, which is discharged after cleaning the fermentation tank. The amount of wastewater being treated per day is approximately 24 tons. Our DTRO system was selected, in part, because it does not require a large amount of floor space. After treatment, the wastewater became clean useable water and can be used for irrigation. The leftover concentrate was shipped to a separate location for further treatment. The overall recovery rate at this facility is approximately 75%.

Our Services

In 2017 we began acting as a solution provider and purify wastewater for customers, such as landfill leachate treatment and purification service. For example, we provided landfill leachate purification service to the Jiangshan Town government, Laixi City, Shandong Province. All the equipment used to treat the leachate (wastewater) is built, owned and operated by us and we derive revenue based upon the volume of wastewater we treat. The service is continued to be provided in 2018 and as of the filing date, the Company received payments for the service in the total amount of approximately $7,992,000 (RMB 52,000,000) in 2018. The Company also entered into another service revenue agreement in 2018. Pursuant to the agreement, the Company agreed to provide treatment and purifications service to treat and purify at least 520,000-cubic-meter wastewater at a fixed unit price of RMB 150 per cubic meter (including VAT of 17%).

Customers

Our current customers are primarily in the energy, waste (garbage), and chemical industries. We determine a particular customer’s credit limits based on its size, creditworthiness and financial strength to minimize the likelihood of bad debt and non-payments. The company’s top five customers in 2017 were the following: 1) Beijing Hezhong Qingyuan Environmental Protection Science and Technology Co., Ltd.; 2) Government of Jiangshan Town, Laixi District, Qingdao City, Shandong Province, China; 3) Beijing Aritime Intelligent Control Co., Ltd.; 4) Danjiangkou Runshui Environmental Technology Co., Ltd.; 5) Shanghai Mingnuo Environmental Technology Co., Ltd. These customers collectively accounted for 87 % of our revenues in 2017.

Sales and Marketing

We are increasing our marketing efforts. We have established marketing networks in many cities throughout China. We have established customer contacts in the cities of Yantai, Beijing, Harbin and Shanghai, and we are in the process of expanding markets in Shandong Province, Jiangsu Province and Inner Mongolia Autonomous Region in 2018. Customer contacts can take sales orders, visit existing clients or prospective clients, troubleshoot issues for clients and/or offer solutions and engage technical support from the company to resolve the client’s challenges. We currently have business cooperation partners in Northeast China and Nanjing City. We plan to develop more business cooperation partners in Anhui Province and Inner Mongolia Autonomous Region in 2018.

We plan to continue to develop our client base of intermediate users of water filtration membrane products, such as engineering companies and project contactors that do not manufacture their own water filtration products. We believe there is a significant opportunity to provide intermediate users filtration products for use in projects for their customers. In addition, we will continue to seek smaller to intermediate sized projects that our larger competitors are not aware of or for which they cannot effectively compete due to economies of scale. As a result of our operating efficiencies and size, we are able to implement smaller scale projects on a profitable basis.

The focus of our sales and marketing efforts is to educate prospective customers on what we believe differentiates us as a water treatment business provider in the market. Specifically, our sales and marketing efforts focus on our approach of being able to provide tailored and complete water treatment solutions or customized filtration products. We are able to provide a client with a comprehensive water treatment solution plan that gives the client quantifiable value per dollar spent for our products, projects and services. This provides the client a means of comparing value created per dollar spent by comparing solution plans they may receive from our competitors. We believe that this approach has been crucial in winning and retaining clients and increasing our ability to withstand competitive pricing pressure.

Competition

We face significant competition in our market from numerous large companies and many smaller regional competitors. In some instances, our primary competition comes from alternative, often older technologies, such as chemical additives, sand filtration, and pasteurization as opposed to the finer level of membrane filtration that we provide. There are barriers to entry in our market limiting the number of qualified competitors. These barriers result from stringent product performance standards, product qualification protocols and requirements for consistent levels of service and support. We believe that our broad array of products and product designs coupled with our engineering and manufacturing expertise enables us to provide customers with differentiated product performance and value and customer support.

Many large foreign corporations have entered the Chinese market, including Pall Corporation, Rochem Group, General Electric, and Koch Industries, Inc. Large foreign corporations have a competitive advantage over us with regard to capital and technology. We also compete with a domestic company, Beijing Tiandiren Environmental Protection Co., Ltd.

Our products are generally customized. Customers’ needs and requirements vary from project to project. As a result, technical solutions at bidding create price driven competition. We attempt to mitigate this price pressure by differentiating ourselves from our competition based on the value we bring to clients through the quality of our products, projects and services and the ability to provide tailored solutions for their needs.

We believe we have competitive advantages in the market we serve due to our ability to identify smaller-sized projects occurring throughout China due to Mr. Li’s network and experience. Many of these opportunities are not as widely publicized as larger-scale projects, which often opt for foreign systems manufactured by large corporations. We are able to maximize our deal flow by being aware of all opportunities due to information provided by our sales team. In addition, we enjoy the advantage of being able to provide products to intermediate users that are unable to produce their own filtration products.

The principal competitive factors in our markets include:

●	the ability to provide projects, products and services that are innovative and attractive to customers;

●	product functionality, quality and performance;

●	pricing;

●	ability to find projects;

●	reputation in the market;

●	ability to introduce new products to the market in a timely manner; and

●	ability to address unique client needs.

Research and Development

We are committed to researching and developing filtration membranes for use in different industries. We believe scientific and technological innovations will help our Company achieve its long-term strategic objectives.

In light of differing water solution needs for each industry and customer, we can develop unique DTRO membranes and modules tailored to the particular requirements of each customer. In the field of reusing high quality wastewater, we developed a fully-automated dry DTRO membrane production line. In the area of waste filtration and seawater desalination, we are developing and testing an extreme pressure (200 bar) membrane module. For the mining and smelting industries, we developed and produced an acid and basic separation membrane module. The concentrate acid from mining and smelting industries is normally treated with lime/calcium oxide, to neutralize the waste. Currently spiral wound membrane modules technology are used, however, they are easily blocked in the treatment process. Our acid DTRO membrane module has better performance than spiral wound membrane module technology because it is not as easily blocked. We are currently investigating other industries to develop unique membranes. Our research and development efforts are an integral part of our operations and the crux of our differentiation strategy, which we believe to be our competitive advantage.

As of December 31, 2017, our research and development team had a total of 32 researchers and analysts focusing on mechanical design and advancements in membrane technology, including water-resistant membrane, high-pressure membranes, antipollution membranes and enhanced acid separator membranes and desalination membranes. Quality control is an important aspect of the team’s work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value.

We have collaborated with Yantai University on research and development. We signed a High Salinity (or heavy salt water) Wastewater DTRO Membrane Integrated Processing Technology Research and Production Cooperation Agreement with Yantai University on January 15, 2015. Pursuant to the arrangement, Yantai University will conduct a research study on wastewater with high concentrate of salt, and the design process for pretreatment of high salt wastewater, and we paid Yantai University a total of RMB 400 (approximately $61) in 2017. The Cooperation Agreement expired in 2017 without further renewal.

For the years ended December 31, 2017, 2016 and 2015, we spent $1,355,648, $622,051 and 434,974, respectively, on research and development We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

Sources of Raw Materials

We purchase raw materials on the market at prevailing market prices. We purchase from a variety of suppliers and believe these raw materials are widely available. We purchase our membrane columns, pumps and other components of water treatment equipment from Dalian Huarui Heavy Industry Group Limited by Share Ltd., which accounted for 43% of our total purchases for the year ended December 31, 2017. We believe our relationships with the suppliers of our raw materials are strong. We do not expect the prices of such raw materials to vary greatly from their current prices, as there has traditionally been little price volatility for such materials. If we were unable to purchase from our primary suppliers, including Dalian Huarui Heavy Industry Group Limited by Share Ltd., we do not expect we would face difficulties in locating other suppliers at substantially the same prices, but may experience delays, which may be substantial, in transitioning to the new supplier.

Intellectual Property Rights

We rely on our technology patents to protect our domestic business interests and ensure our position as a water filtration DTRO membrane pioneer in our industry. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate patented technology. Patented technology is critical to the continued success of our products. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. Patents in China are principally protected under the Patent Law of China. The duration of a patent right is either 10 years (utility model or design) or 20 years (invention) from the date of application, depending on the type of patent right. We currently hold 19 patents in China:

Proprietary Name	Patent No	Patent Type	Application Date	Approval Date	Expiration Date	Authority

Reverse Osmosis concentrated water recycling equipment with additional booster pump	ZL 2014 2 0430050.9	Utility Mode	8/1/2014	12/10/2014	8/1/2024	China State Intellectual Property Office

Oilfield drilling water bottom mud wastewater treatment equipment	ZL 2014 2 0821047.X	Utility Model	12/23/2014	5/20/2015	12/23/2024	China State Intellectual Property Office

Unpowered back wash filter equipment	ZL 2014 2 0821941.7	Utility Model	12/23/2014	5/27/2015	12/23/2024	China State Intellectual Property Office

Disk type membrane column recycled water recovery equipment	ZL 2014 2 0838892.8	Utility Model	12/26/2014	5/20/2015	12/26/2024	China State Intellectual Property Office

Rounded membrane filter equipment	ZL 2014 2 0839414.9	Utility Model	12/26/2014	5/27/2015	12/26/2024	China State Intellectual Property Office

Electrochemical, catalytic oxidation combined device for treatment of high concentration organic wastewater	ZL 2014 2 0859863.X	Utility Model	12/31/2014	5/27/2015	12/31/2024	China State Intellectual Property Office

Automatic identification of positive and reverse function of secondary water supply equipment control system	ZL 2014 2 0860988.4	Utility Model	12/31/2014	7/8/2015	12/31/2024	China State Intellectual Property Office

Water supply equipment control system of automatic switch between double power source	ZL 2014 2 0861010.X	Utility Model	12/31/2014	5/6/2015	12/31/2024	China State Intellectual Property Office

Disc tube two-stage system reserve osmosis membrane	ZL 2016 2 0180627.4	Utility Model	3/10/2016	7/27/2016	3/10/2026	China State Intellectual Property Office

New type of disc tube reserve osmosis membrane column for sterilization	ZL 2016 2 0657397.6	Utility Model	6/29/2016	12/14/2016	6/29/2026	China State Intellectual Property Office

Disc tube reserve osmosis system with constant recovery rate	ZL 2017 2 0863934.7	Utility Model	7/17/2017	2/2/2018	7/17/2027	China State Intellectual Property Office

New type of diversion plate used in disc tube membrane column	ZL 2017 2 0863935.1	Utility Model	7/17/2017	2/2/2018	7/17/2027	China State Intellectual Property Office

Zero discharge treatment recycling device for dyeing wastewater	ZL 2017 2 0863942.1	Utility Model	7/17/2017	1/19/2018	7/17/2027	China State Intellectual Property Office

Pre-processing treatment equipment for desulfurization waste water of power plant	ZL 2017 2 0863945.5	Utility Model	7/17/2017	2/23/2018	7/17/2027	China State Intellectual Property Office

Multistage disc tube reserve osmosis system	ZL 2017 2 0864450.4	Utility Model	7/17/2017	1/19/2018	7/17/2027	China State Intellectual Property Office

Pre-processing equipment for the modularity of disc tube reserve osmosis system	ZL 2017 2 0864516.X	Utility Model	7/17/2017	1/23/2018	7/17/2027	China State Intellectual Property Office

Disc tube reserve osmosis system with low energy consumption and high recovery rate	ZL 2017 2 0864953.1	Utility Model	7/17/2017	3/9/2018	7/17/2027	China State Intellectual Property Office

Mobile high-salt organic waste water recycling equipment	ZL 2017 2 0864955.0	Utility Model	7/17/2017	1/23/2018	7/17/2027	China State Intellectual Property Office

Packing box	ZL 2017 3 0429766.6	Design	9/12/2017	1/23/2018	9/12/2027	China State Intellectual Property Office

REGULATION

 Regulations and National Policies Relating to the Water Treatment Equipment Manufacturing Industry

Pursuant to (a) the Law of China on the Prevention and Control of Water Pollution, which was adopted in 1984 and amended in 2008 and in 2017, (b) the Law of China on Circular Economy Promotion, which was adopted in 2009, and (c) Regulation on Urban Drainage and Sewage Treatment which was adopted in 2014, the Chinese government supports the application of advanced and applicable technology to the prevention and control of water pollution, the research, development and promotion of science and technology. Further, the Chinese government encourages social funds to invest, construct and operate urban drainage and sewage treatment equipment.

Pursuant to the Water Ten Plan, the Chinese government adopted specific targets related to water quality and environmental protection. To achieve these targets, the government will promote research and advanced technologies on water pollution treatment and recycling.

The principal regulation governing foreign ownership of water treatment equipment manufacturing businesses in China is the Foreign Investment Industrial Guidance Catalogue, which was last amended by Ministry of Commerce and the National Development and Reform Commission in 2017. Under the Guidance Catalogue, our main business, the water treatment equipment manufacturing business is in an industry that foreign investors are encouraged to invest in. Foreign investment in the water treatment equipment manufacturing business in China is subject to approval from Ministry of Commerce and/or the local counterpart authorized by Ministry of Commerce in accordance with the business scale and total amount of investment. The foreign ownership of our Chinese subsidiary, Jinzheng, was approved by Department of Commerce of Shandong Province, and has obtained Certificate of Approval for Establishment of Enterprise with Investment of Taiwan, Hong Kong, Macao and Overseas Chinese in China issued by People’s Government of Shandong Province on February 2, 2016.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the China Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities.

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of China (1993), as amended in 2013, the Foreign Investment Enterprise Law (1986), as amended in 2000, and the Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended respectively in 2001 and 2014.

Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

Circular 37. On July 4, 2014, SAFE issued Circular 37, which became effective as of July 4, 2014. According to Circular 37, Chinese residents shall apply to SAFE and its branches for going through the procedures for foreign exchange registration of overseas investments before contributing the domestic assets or interests to a SPV. An amendment to registration or filing with the local SAFE branch by such Chinese resident is also required if the registered overseas SPV’s basic information such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed. Although the change of overseas funds raised by overseas SPV, overseas investment exercised by overseas SPV and non-cross-border capital flow are not included in Circular 37, we may be required to make foreign exchange registration if required by SAFE and its branches.

Moreover, Circular 37 applies retroactively. As a result, Chinese residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB 300,000 for an organization or up to RMB 50,000 for an individual. In the event of failing to register, if capital outflow occurred, a fine up to 30% of the illegal amount may be assessed.

Chinese residents who control our Company are required to register with SAFE in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a Chinese company owned by Chinese residents in the future, such Chinese residents will be subject to the registration procedures described in Circular 37.

Circular 19 & Circular 16. On March 30, 2015, SAFE issued the Circular Concerning the Reform of the Administration of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19, which became effective on June 1, 2015. Circular 19 regulates the conversion of foreign currency capital funds into RMB by a foreign-invested enterprise, and limits how the converted RMB may be used.

Furthermore, SAFE promulgated a circular on June 9, 2016, Circular on Reforming and Regulating Policies on the Administration over Foreign Exchange Settlement under Capital Accounts, or Circular 16, which further revises several clauses in Circular 19. Both Circular 19 and Circular 16 regulate that foreign exchange incomes of a domestic enterprise under their capital account shall not be used in the ways stated below:

●	For expenditures that are forbidden by relevant laws and regulations, or for purposes which are not included in the business scope approved by relevant government authority;

●	For direct or indirect securities investments within China, or for any other kinds of investments except banks’ principal-guaranteed wealth-management products, unless otherwise prescribed by other laws and regulations;

●	For issuing RMB entrusted loans directly or indirectly (except those included in the business scope), or for repaying inter-enterprise loans (including advances by the third party), or for repaying bank loans which has been on-lent to third parties;

●	For issuing RMB loans to non-affiliated enterprises, unless expressly permitted in the business scope;

●	For purchasing or constructing real estate which is not for personal use, in addition to those real estate enterprises.

In addition, SAFE supervises the flow and use of those RMB capital converted from foreign currency capital funds of a foreign-invested company by further focusing on ex post facto supervisions and violations, and the use of the net proceeds from our initial public offering to invest in or acquire any other Chinese companies in China is subject to the provisions under both Circular 19 and Circular 16.

New M&A Regulations and Overseas Listings

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in Chinese companies and controlled directly or indirectly by Chinese companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, CSRC published on its official website the Provisions on Indirect Issuance of Securities Overseas by a Domestic Enterprise or Overseas Listing of Its Securities for Trading, which specify procedures regarding CSRC’s approval for overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new Chinese regulation remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope of the applicability of the CSRC approval requirement.

Our China counsel, KaiTong Law Firm, has advised us that, based on their understanding of the current Chinese laws and regulations:

●	we currently control Jinzheng by virtue of Newater HK acquiring 100% of the equity interests of Jinzheng, which are regulated by the New M&A Rule. According to the New M&A Rule, when a domestic company or a domestic natural person, through an overseas company established or controlled by it, to acquire a domestic company’s equity interest which is related to or connected with it, approval from Ministry of Commerce is required. At the time of our equity interest acquisition, as the acquiree, Jinzheng was not related to or connected with the foreign investor, or the acquirer, Newater HK. Accordingly, we did not need the approval from Ministry of Commerce. In addition, we have received all relevant approvals and certificates required for the acquisition;

●	the CSRC approval under the New M&A Rule only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in Chinese domestic companies, or a SPV-domestic company share swap. Newater does not constitutes a SPV that is required to obtain approval from the CSRC for overseas listing under the New M&A Rule because there has not been any SPV-domestic company share swap in our corporate history; and

●	notwithstanding the above analysis, the CSRC has not issued any definitive rule or interpretation regarding whether offerings like our initial public offering are subject to the New M&A Rule.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their Chinese Subsidiaries

An offshore company may invest equity in a Chinese company, which will become the Chinese subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign-Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC, Ministry of Commerce and SAFE.

Shareholder loans made by offshore parent holding companies to their Chinese subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of Chinese laws and regulations, including the Chinese Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their Chinese subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such Chinese subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the Chinese subsidiaries, both of which are subject to the governmental approval.

Regulations Relating to Intellectual Property Rights

Patent. Patents in China are principally protected under the Patent Law of China. The duration of a patent right is either 10 years (utility model or design) or 20 years (invention) from the date of application, depending on the type of patent right.

Copyright. Copyright in China, including copyrighted software, is principally protected under the Copyright Law of China and related rules and regulations. Under the Copyright Law, for a company, the term of protection for copyright is 50 years from the first publication of its work.

Trademark. Registered trademarks are protected under the Trademark Law of China and related rules and regulations. Trademarks are registered with the Trademark Office of the State Administration for Industry and Commerce. Where registration is sought for a trademark that is identical or similar to another trademark that has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark could be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain names. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT. The MIIT is the major regulatory body responsible for the administration of the Chinese Internet domain names, under supervision of which the CNNIC is responsible for the daily administration of .cn domain names and Chinese domain names. MIIT adopts the “first to file” principle with respect to the registration of domain names.

Employee Stock Option Plans

In February 2012, SAFE promulgated the Circular on Issues concerning the Foreign Exchange Administration of Domestic Individual Participation in Stock Option Incentive Plans of Companies Listed Overseas, or Circular 7, replacing earlier rules promulgated in March 2007, to regulate the foreign exchange administration of Chinese citizens and non-Chinese citizens who reside in China for a continuous period of not less than one year, with a few exceptions, who participate in stock incentive plans of overseas publicly-listed companies. Pursuant to these rules, these individuals who participate in any stock incentive plan of an overseas publicly-listed company, are required to register with SAFE through a domestic qualified agent, which could be the Chinese subsidiaries of such overseas listed company, and complete certain other procedures. We and our executive officers and other employees who are Chinese citizens or non-Chinese citizens who reside in China for a continuous period of not less than one year and have been granted options would be subject to these regulations. Failure to complete such SAFE registrations could subject us and these employees to fines and other legal sanctions. The State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares would be subject Chinese individual income tax.

Regulations Relating to Labor

Pursuant to the China Labor Law, which was adopted in 1995, and the China Labor Contract Law, which was adopted in 2008 and amended in 2012, a written labor contract is required when an employment relationship is established between an employer and an employee. Other labor-related regulations and rules of China stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts, with certain exceptions. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract, with certain exceptions. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued by the State Council in December 2007 and effective as of January 2008, an employee who has served an employer for more than one year and less than ten years is entitled to a 5-day paid vacation, those whose service period ranges from 10 to 20 years are entitled to a 10-day paid vacation, and those who have served for more than 20 years are entitled to a 15-day paid vacation. An employee who does not use such vacation time at the request of the employer must be compensated at three times their normal salaries for each waived vacation day.

Pursuant to the Regulations on Occupational Injury Insurance which was adopted in 2004 and amended in 2010, and the Interim Measures concerning the Maternity Insurance for Enterprise Employees, which was adopted in 1995, Chinese companies must pay occupational injury insurance premiums and maternity insurance premiums for their employees. Pursuant to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, which was adopted in 1999, and the Interim Measures concerning the Administration of the Registration of Social Insurance, which was adopted in 1999, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both Chinese companies and their employees are required to contribute to the social insurance plans. The aforesaid measures are reiterated in the Social Insurance Law of China, which was adopted in July 2011, which stipulates the system of social insurance of China, including basic pension insurance, medical insurance, unemployment insurance, occupational injury insurance and maternity insurance. Pursuant to the Regulations on the Administration of Housing Fund, which was adopted in 1999 and amended in 2002, Chinese companies must register with applicable housing fund management centers and help each of their employees to establish a special housing fund account in an entrusted bank. Both Chinese companies and their employees are required to contribute to the housing funds.

Regulations Relating to Environmental Protection

The Environmental Protection Law, which was adopted in 1989 and amended in 2015, effectively established the legal framework for environment protection in China. The Environmental Protection Law requires the Ministry of Environmental Protection (the “MEP”), to implement uniform supervision and administration of environmental protection work nationwide and establishes national waste discharge standards. Enterprises producing environmental contamination and other public hazards must incorporate environmental protection work into their planning and establish environmental protection systems.

Through the adoption of the Environmental Impact Assessment Law of China in 2003 and the Rule on Classification for Environmental Impact Assessment of Construction Projects in 2009, the Chinese government established a system to appraise the environmental impact of construction projects and classify the appraisal based on the degree of environmental impact caused by the construction project.

C.	Organizational Structure.

 Structural Overview

We are a holding company incorporated in the British Virgin Islands that owns all of the outstanding capital stock of Newater HK, our wholly owned Hong Kong subsidiary, Newater HK, in turn, owns all of the outstanding capital stock of our operating subsidiary Jinzheng that is based in Yantai, China. On January 25, 2016, and February 5, 2016, respectively, Newater HK entered into an equity transfer agreement and supplementary equity transfer agreement with the shareholders of Jinzheng at the time, Yuebiao Li, Zhuo Zhang, and Yue Zhang, to acquire 100% of the equity interests in Jinzheng.

Organization Structure and Purpose

Newater Technology, Inc. – We formed Newater Technology, our British Virgin Islands holding company, on September 30, 2015.

Newater HK Limited – We formed Newater HK, our wholly owned Hong Kong subsidiary, on November 4, 2015.

Yantai Jinzheng Eco-Technology Co., Ltd. – We formed Jinzheng, our principal operating company in China and wholly owned subsidiary of Newater HK, on July 5, 2012. Jinzheng is registered in the Laishan District of Yantai. Its business scope, includes, the design, development, manufacturing and sale of DTRO membranes and related equipment and the installation of those products.

Shandong Jinmo Recycled Water Resource Co., Ltd – We formed Jinmo, a former operating company in China wholly owned by Jinzheng, on March 19, 2015 and disposed of it on December 8, 2016. Prior to being disposed of, Jinmo primarily engaged in the sale of products manufactured by Jinzheng.

Corporate History

On January 25, 2016, and February 5, 2016, respectively, Newater HK entered into an equity transfer agreement and supplementary equity transfer agreement with the shareholders of Jinzheng at the time, Yuebiao Li, Zhuo Zhang, and Yue Zhang, to acquire 100% of their equity interests in Jinzheng. Pursuant to the terms of the January 25, 2016 equity transfer agreement, Newater HK agreed to pay RMB 20,000,000 for 100% of their equity interests as follows: 1) RMB 11,000,000 to Yuebiao Li for his 55% equity interests in Jinzheng; 2) RMB 8,000,000 to Zhuo Zhang for her 40% equity interests in Jinzheng; and 3) RMB 1,000,000 to Yue Zhang for her 5% equity interests in Jinzheng. Further, pursuant to the terms of the February 5, 2016 supplementary equity transfer agreement the parties agreed that an additional RMB 8,537,365 would be paid for the equity interests in Jinzheng allocated as follows: 1) RMB 4,695,551 to Yuebiao Li; 2) RMB 3,414,946 to Zhuo Zhang; and 3) RMB 426,868 to Yue Zhang.

On March 27, 2016, the company issued 73,000 common shares at $0.65 per share to the incorporator with total gross proceeds of $47,450. Further, on March 27, 2016, a total of 8,117,000 shares were issued at $0.65 per share, to six individuals and seven companies with total cash proceeds of $5,276,050. On June 6, 2016, Newater Technology, Jinzheng and Newater HK entered in three separate Convertible Debt Investment Agreements with three individuals. Pursuant to the Convertible Debt Investment Agreements the loans from these individuals in the aggregate amount of RMB 20,000,000 were converted into 724,000 common shares of Newater Technology. Furthermore, on June 6, 2016, Newater Technology, Jinzheng and Newater HK entered into a Convertible Debt Investment Agreement with a fourth individual. Pursuant to the Convertible Debt Investment Agreement the loan from this individual in the aggregate amount of RMB 5,000,000 was converted into 275,000 common shares of Newater Technology.

On August 2, 2017, the Company completed its initial public offering on the NASDAQ Capital Market under the symbol of “NEWA”. The Company offered 1,400,000 common shares at $5 per share. Net proceeds raised by the Company from the initial public offering amounted to $6,145,325 after deducting underwriting discounts and commissions and other offering expenses. Out of the $6.1 million net proceeds, $500,000 was deposited into an escrow account to satisfy the initial $500,000 in potential indemnification obligations arising during an escrow period of two years following the closing date of August 2, 2017 and was presented as restricted cash, non-current, on the accompanying consolidated balance sheets. On August 3, 2017, the Company sold additional 210,000 common shares at $5 per share. Net proceeds raised by the Company amounted to $966,000 after deducting underwriting discounts. As a result, the Company raised a total of $7,111,325 from issuance of common shares in the year ended December 31, 2017.

D.	Property, Plants and Equipment.

Our headquarters is located at Ruida Road, Laishan District Economic Development Area, Yantai, Shandong Province, People’s Republic of China. We currently have one Chinese domestic operating company, Jinzheng, following our disposal in December 2016 of Jinmo. Our facilities are used for manufacture, sales and marketing, research and development and administrative functions. We own a manufacturing facility located at Jinzheng Industrial Park, Yantai, the building complex will total 291,470 sq. ft. on an 8.07-acre site. A large portion of this facility is still under construction, however, we recently completed part of the production facility that hosts the traditional manufacturing line for membrane modules and the facility for manufacturing wastewater treatment equipment and began operation on April 13, 2018. We expect to complete the construction in 2020.

All the other facilities that we currently use are leased. We believe our facilities are adequate for our current needs and we do not believe we will encounter any difficulty in extending the terms of the leases by which we occupy our respective premises. A summary description of our leased facilities locations follows:

Office	Address	Rental Term	Space
The company headquarters office	No. 11 of Ruida Road, Laishan District Economic Development Area, Yantai, Shandong Province	December 2017 – April 2018	34,304. sq. ft.

The company headquarters production shop	No. 8, Lande Road, Laishan District Economic Development Area, Yantai, Shandong Province	April 2017 - April 2018	10,764 sq. ft.

The company Jinan City, Shandong Province liaison office	No. 9777, Jingshi Road, Room 2105, Building #4, Lu Shang Guo Ao, Lixia District, Jinan City, Shandong Province	July 2017 – June 2018	1,020 sq. ft.

The company Shijiazhuang City, Hebei Province liaison office	66 Yuhua W Rd, Rooms 04-05, 14/F, Haiyue World, Qiaoxi District, Shijiazhuang City, Hebei Province	November 2017 – November 2018	3487 sq. ft.

The company Urumuqi City, Xinjiang Province liaison office	666 Xuanwuhu Road, Unit 2, Room 1503, Building #5, Bao Neng Cheng, Jingkai District, Urunuqi City, Xinjiang Province	December 2017 – December 2018	947.22 sq. ft.

The company Xi’an City, Shanxi Province liaison office	Hai Rong Ming Cheng, North Nineth Fengcheng Road, Unit 1, Room 1607, Building #46,	December 2017 – December 2018	1146.68 sq. ft.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A.	Operating Results.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this report.

Overview

We specialize in the development, manufacture and sale of DTRO and DTNF membranes for water treatment, recycling and discharge. We provide technical solutions in engineering support and installation, technical advice and services, and other project related solutions to turn wastewater into valuable clean water. Our expertise in DTRO and DTNF membrane enables us to develop an array of core materials and technologies that can be applied in many ways to solve complex wastewater treatment challenges and to meet our customers’ increasingly difficult needs for fluid filtration, separation and purification.

Our proprietary materials and technologies, combined with our ability to engineer and incorporate them into fully integrated systems, leads us to believe that we are one of the leading providers of DTRO and DTNF membranes technology. Our DTRO membrane technology was identified by China’s Science and Technology Promotion Center of Ministry of Water Resources as a key technology for turning wastewater into high quality clean water.

Our products can be used across a wide array of markets and applications to convert wastewater into high quality, re-useable clean water. We currently primarily serve the waste (garbage), chemical and energy industries, in which some of our customers include: the Government of Jiangshan town, Laixi City, Shandong Province, PRC, Beijing Hezhong Qingyuan Environmental Protection Science and Technology Co., Ltd., Beijing Aritime Intelligent Control Co., Ltd., Nanjing Blue Sky Environmental Protection Science and Technology Co., Ltd., Dalian Yihe Electric Power Installation Co., Ltd, respectively. Our extensive customer process knowledge, scientific expertise, and related engineering know-how enable us to provide unique and cost-effective solutions for our customers, with products that are well matched to their needs.

We actively pursue markets and applications in which our products can make a substantial difference to customers. These capabilities also allow us to develop new and innovative products and enter new markets, such as industrial park wastewater treatment, municipality wastewater recycling, and seawater desalination.

We operate our business in China through our subsidiary, Jinzheng. Prior to our disposal in December 2016 of Jinmo, we also conducted sales of products manufactured by Jinzheng through Jinmo.

Revenues

We derive our revenues from product sales, such as sales of water purifying membranes and water purification equipment, project sales (water purification installation projects) and service sales (providing water treatment service such as landfill leachate treatment and purification service). Revenue consists of the invoiced value for the sales, net of value-added tax (“VAT”), business tax, applicable local government levies, rebates, discounts and returns.

The following factors affect the revenues we derive from our operations.

Maintain our competitive advantages. We actively pursue markets and applications in which our products can make a substantial difference to our customers. We especially target projects in which our integrated water treatment solutions are able to enhance performance and economics. This strategy leverages our resources and capabilities to help our customers improve operating efficiencies within their processes. We make extensive use of our engineering and scientific expertise in wastewater management to provide unique and cost-effective solutions for customers. If we fail to maintain our reputation and competitiveness, customers demand for our products, projects and services could decline.

Competition. The market for our products, projects and services is generally competitive. We often compete with many other companies ranging from small regional companies to large international companies. Our competition varies and is a function of the business areas in which, and the client sectors for which, we perform our business. The number of competitors for any procurement can vary widely, depending upon technical qualifications, the relative value of the project, geographic location, the financial terms and risks associated with the work, and any restrictions placed upon competition by the client. Historically, clients have chosen among competing companies by weighing the quality, innovation and timeliness of the Company’s service versus its cost to determine which company offers the best value. When less work becomes available in a given market, price becomes an increasingly important factor.

We believe that our principal competitors include the following companies, Pall Corporation, Beijing Tiandiren Environmental Protection Technology Co., Ltd, and Rochem Group.

Expansion. We believe that we should continue to expand our business to other regions of China to increase our market share. Our customers in Beijing, Heilongjiang Province and Yantai City contributed approximately 40%, 40% and 10% of our 2015 total revenue, respectively. In 2016, our customers in Jiangsu Province, Liaoning Province and Inner Mongolia Autonomous Region accounted for approximately 30%, 20% and 10% of the total sales, respectively. In 2017, our clients in Beijing, Qingdao City in Shandong province and Shaanxi Province accounted for approximately 48%, 32% and 4% of the total sales, respectively. Presently, we intend to expand our business to customers located in Shandong Province, Jiangsu Province and Inner Mongolia Autonomous Region. If we fail to expand to other geographic regions, our revenue growth could slow down.

Loss of key personnel. Our rapid growth in revenue was derived from our competitive advantage in our products, projects and services. We rely heavily on the expertise and leadership of our senior management to maintain our core competence. The loss of the service of any of our key personnel could adversely affect our business, especially Yuebiao Li, our founder, Chairman and Chief Executive Officer. We have obtained non-compete agreements and confidentiality agreements from our scientist and technique staffs in our research and development and manufacturing departments.

Seasonality. Our business is affected by seasonality. Bidding, procuring contracts and designing projects usually occurs in the first half of the year. Implementation of projects usually occurs in the second half of the year. Therefore, the company realizes significantly more income in the second half of the year (especially in the fourth quarter) than the first half of the year.

Costs and Expenses

We primarily incur the following costs and expenses:

Costs of revenues. Cost of revenues consists primarily of direct raw materials, direct payroll of workshop staff, utility and supply costs consumed in the manufacturing process, manufacturing labor, depreciation expense and overhead expenses necessary to manufacture finished goods as well as distribution costs such as inbound freight charges. As our customer base continues to grow and we increasingly conduct larger scale projects, we expect our cost of revenues to increase in absolute dollars as we acquire more significant amounts of raw materials and expand our workshop staff to support our continued growth. We expect our cost of revenue as a percentage of revenue to increase. Cost of revenues from related party represents the costs incurred from Heilongjiang Binteer in 2016 and 2015. There was no cost of revenues from related parties in 2017.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of compensation expense for our corporate staff in supporting departments, research and development expense, communication costs, gasoline, welfare expenses, education expenses, professional fees (including consulting, audit and legal fees), travel and business hospitality expenses. We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will increase.

Income tax provision. We account for income taxes under the provisions of Section 740-10-30 of the FASB Accounting Standards Codification, which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns.

As Newater Technology and Newater HK had no operating profit or tax liabilities for the years ended December 31, 2017, 2016 and 2015, our income tax expense reflects income tax paid and provided by Jinzheng and Jinmo prior to Jinmo being disposed of in 2016. Jinzheng was granted by four government departments of Shandong Province, including the Department of Science and Technology, Finance Bureau, Shandong Local Taxation Bureau and Shandong Provincial Office of State Administration of Taxation, the “High-Tech Enterprise” designation, qualifying it for a preferential tax rate of 15% for the years ended December 31, 2016 and 2017. Jinmo was recognized as a small, low-profit enterprise and received a preferential income tax of 10% for the years ended December 31, 2016 and 2015. We expect income tax expenses to increase as a result of the expiration of these tax benefits, and to thereafter vary each reporting period depending upon taxable income fluctuations and our availability of tax benefits.

The following factors affect our cost of revenues and expense.

Price fluctuation of raw materials. The purchase of raw materials accounts for the majority of cost of goods sold. The price of raw materials is out of our control and the fluctuation of materials may significantly affect our operating results. Although our current materials supply is stable, we could be impacted by material price fluctuation in coming years.

Prevailing salary levels. Our cost of revenues is impacted by prevailing salary levels. Although we have not been subject to significant wage inflation in China, a significant increase in the market rate for wages could harm our operating results and our operating margin. Our ability to attract, retain, and expand our senior management and our professional and technical staff is an important factor in determining our future success. The market for qualified scientists and engineers is competitive and, from time to time, it may be difficult to attract and retain qualified individuals with the required expertise at a fair wage. An increase in compensation of our scientists and engineers may increase our operating costs.

Depreciation and amortization. Our depreciation and amortization expenses are mainly driven by the net value of machinery equipment, motor vehicles, buildings, land use rights and other items. Depreciation of property, plant and equipment is calculated based on cost, less their estimated residual value, if any, using the straight-line method over estimated useful life of 20 years, 10 years and 5 years. Land use rights are amortized over a useful life of 50 years. Any change of the depreciation and amortization accounting policy or impairment of our property may affect our operating results.

Collectability of our accounts receivable. Our balance of net accounts receivable from third parties was $6,050,495 as of December 31, 2017, representing an increase of $3,413,259, or 129%, compared with $2,637,236 as of December 31, 2016. The increase in our third parties receivable balance was largely attributed to our 111% growth in revenue from third parties. If the accounts receivable cannot be collected in time, a significant amount of bad debt expense will occur in the coming years, which will affect our operating result significantly.

Our balance of net accounts receivable from related parties was $0 and $1,060,977 as of December 31, 2017 and 2016, respectively. The related party receivable balance of $1,060,977 at December 31, 2016 was entirely related to Jinmo, which was disposed of on December 8, 2016. The receivable originates from a sale from Jinzheng to Jinmo prior to December 2016. The sale was recorded as an intercompany transaction and eliminated on our consolidated statements of income and comprehensive income for the year ended December 31, 2016. The receivable was fully collected in 2017.

Normally, we require our customers to pay 30% of the total sales amount upon signing contract, 30% before delivery, 30% after installation and testing, and the remaining 10% as a quality guarantee to be paid within one or two years after the completion of the sale. We primarily provided relaxed terms to Mojie and Heilongjiang Binteer, two related parties of the Company. Although they are not allowed to return the unsold products and projects back to the Company, Mojie and Heilongjiang Binteer make an effort to market our brand and advertise our products and projects. To acknowledge such effort, we allow a longer payment period of eight months for Mojie and three months for Heilongjiang Binteer upon the inspection date. Specifically, Mojie and Heilongjiang Binteer are allowed to settle the total amount owed within these periods if they are unable to satisfy the applicable installment payment terms. As of December 31, 2017, we collected all of the receivables from Jinmo, resulting in the zero balance of account receivable from related parties as of December 31, 2017, compared with the balance of $1,060,977 as of December 31, 2016.

Given the familiarity with Heilongjiang Binteer and Yuefeng Li, and believing that default by Heilongjiang Binteer was remote, Jinzheng provided Heilongjiang Binteer relaxed payment terms of three months upon inspection date in 2016. The relaxed payment terms were not intended to allow Heilongjiang Binteer to make payment after they have sold our products. However, this does not rule out the possibility that Heilongjiang Binteer may have utilized our relaxed payment terms to pay us after they had sold our products. In 2016, we received all payments from Heilongjiang Binteer.

Disposal

On December 8, 2016, the Company transferred its 100% equity interest in Jinmo to Beijing Hezhong Qingyuan Environmental Protection Science and Technology Co., Ltd. for cash consideration of $31,678 (RMB 220,000).

The disposal did not constitute a strategic shift that will have a major effect on our operations or financial results and as such, the disposal was not classified as discontinued operations in our consolidated statements of income and comprehensive income for the year ended December 31, 2016.

Results of Operations

For the years ended December 31, 2017, 2016 and 2015.

	For the years ended December 31,
	2017	2016	2015

Net revenues	$25,339,497	11,985,055	3,318,833
Net revenues from related parties	-	294,666	3,659,421
Cost of revenues	17,077,129	7,182,081	778,903
Cost of revenues from related party	-	556,692	2,984,968
Gross profit	8,262,368	4,540,948	3,214,383
Gross margin	33%	37%	46%
Selling, general and administrative	5,575,086	3,146,521	1,643,313
Operating income	2,687,282	1,394,427	1,571,070
Interest expense	242,707	155,553	164,613
Interest income	(112,592)	(5,091)	(2,612)
Government grant	(513,538)	(1,750,726)	-
Other expenses	3,956	12,534	10,642
Income before tax	3,066,749	2,982,157	1,398,427
Income tax provisions	475,818	548,437	452,850
Net income	$2,590,931	$2,433,720	$945,577

Revenues. We are a specialized wastewater treatment company with the goal to turn wastewater into re-useable clean water. For different industries, the types of wastewaters are different. We have to customize our DTRO products and treatment solutions for each client’s situation. In 2017, we experienced a rapid revenue growth, which was evidenced by the increase in both the number and size of project, product and service sales.

Our revenue from third parties was $25,339,497 and $11,985,055 for the years ended December 31, 2017 and 2016, respectively, an increase of $13,354,442, or 111%. Our revenue growth in the year ended December 31, 2017 resulted primarily from increased demand for our projects and services, evidenced by a large increase in our project sales, an increased number of customers and larger scale projects we were awarded, and service sales. We had $4,000,940 in product sales for the year ended December 31, 2017, representing a decrease of $4,854,344, or 55%, compared to product sales of $8,855,284 for the year ended December 31, 2016. In addition, we achieved projects sales of $13,343,223 for the year ended December 31, 2017, representing an increase of $10,213,452, or 326%, comparing to $3,129,771 projects sales for the year ended December 31, 2016.

We began to deliver sewage purification service in the year ended December 31, 2017. For example, we provided landfill leachate purification service to the Jiangshan Town government, Laixi City, Shandong Province, PRC. Revenue from service sales was $7,995,334 for the year ended December 31, 2017.

Our revenue from third parties was $11,985,055 and $3,318,833 for the years ended December 31, 2016 and 2015, respectively, an increase of $8,666,222, or 261%.

We did not generate any revenue from related parties for the year ended December 31, 2017, compared with revenue from related parties of $294,666 for the year ended December 31, 2016. The revenue from related parties for the year ended December 31, 2016 represents the sales to Heilongjiang Binteer and Mojie. Our related party sales decreased $3,364,755 from $3,659,421 for the year ended December 31, 2015 to $294,666 for the year ended December 31, 2016. The decrease for related party sales was mainly attributed to decreased sales to Heilongjiang Binteer and Mojie.

We purchased raw materials and water purification equipment from Heilongjiang Binteer for the years ended December 31, 2016 and 2015. We utilize other suppliers for our important raw materials, such as Dalian Huarui Heavy Industry Group Limited by Share Ltd. We did not purchase any raw materials from our related parties for the year ended December 31, 2017.

Cost of revenues. Our cost of revenues increased to $17,077,129 by $9,338,356, or 121%, for the year ended December 31, 2017 compared to cost of revenues of $7,738,773 for the year ended December 31, 2016. The increase in cost of revenues directly corresponded to the increase in revenue during the same year. Our cost of revenues as a percentage of revenue was 67%, 63% and 54% for the years ended December 31, 2017, 2016 and 2015, respectively. This increase was primarily due to revenue growth and the corresponding lower gross margin for the year ended December 31, 2017. Our cost of revenues increased by $3,974,902, or 106%, to $7,738,773 for the year ended December 31, 2016 from $3,763,871 for the year ended December 31, 2015. The increase was primarily due to revenue growth and the corresponding lower gross margin for the year ended December 31, 2016.

Our cost of revenues increased by $3,974,902, or 106%, for the year ended December 31, 2016 compared to the year ended December 31, 2015.

Gross margin. Our gross margin decreased from 37% for the year ended December 31, 2016, to 33% for the year ended December 31, 2017.

Our gross margin decreased from 46% for the year ended December 31, 2015, to 37% for the year ended December 31, 2016.

Selling, general and administrative expenses. Selling, general and administrative expenses were $5,575,086 for the year ended December 31, 2017, and $3,146,521 for the year ended December 31, 2016, an increase of $2,428,565, or 77%. The increase in selling, general and administrative expenses is mainly due to higher payroll paid to administrative personnel and our management team, an increase in research and development expenses, and an increase in domestic and overseas business traveling expenses. Payroll expense increased by $1,007,184 or 155%, from $650,804 in 2016 to $1,657,988 in 2017, reflecting the increased number of employees required to expand our business. Research and development expenses increased by $733,597 or 118%, from $622,051 in 2016 to $1,355,648 in 2017, which was mainly due to the increased number of projects and project size expansion. Travelling expenses increased by $31,552 or 12%, from $256,651 in 2016 to $288,203 in 2017 as there were more travelling expenses for overseas travels.

Selling, general and administrative expenses were $3,146,521 for the year ended December 31, 2016, and $1,643,313 for the year ended December 31, 2015, an increase of $1,503,208, or 91%. The increase in selling, general and administrative expenses is mainly due to higher payroll paid to administrative personnel and our management team, an increase in research and development expenses, and an increase in domestic and overseas business traveling expenses. Payroll expense increased by $326,453 or 101%, from $324,351 in 2015 to $650,804 in 2016, reflecting the increased number of employees required to expand our business. Research and development expense increased by $187,077 or 43%, from $434,974 in 2015 to $622,051 in 2016, which is mainly due to the increased number of projects and project size expansion. Traveling expenses increased by $115,399 or 82%, from $141,252 in 2015 to $256,651 in 2016, as sales and installation workers travelled more in 2016 and there were more overseas travels for potential business.

We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will continue to increase as we are a reporting company in the United States.

Income from operations. Our income from operations was $2,687,282 for the year ended December 31, 2017 and $1,394,427 for the year ended December 31, 2016. Our operating income as a percentage of total revenues was 11% for the year ended December 31, 2017 and 11% for the year ended December 31, 2016.

Our income from operations was $1,394,427 for the year ended December 31, 2016 and $1,571,070 for the year ended December 31, 2015. Our operating income as a percentage of total revenues was 11% for the year ended December 31, 2016 and close to 23% for the year ended December 31, 2015. The change was due to our decreased gross margin and increased selling, general and administrative expenses.

Income taxes. We incurred income tax expense of $475,818, $548,437 and $452,850 for the years ended December 31, 2017, 2016 and 2015, respectively. The $72,619 decrease for the year ended December 31, 2017, compared with 2016 was due to decreased net income before tax and increase of the additional deduction for research and development expenses allowed by China tax law. The income tax expense increased $95,587 for the year ended December 31, 2016, compared with 2015, resulted from our increased net income. Jinzheng was designated a “High-Tech Enterprise,” qualifying it for a preferential tax rate of 15% for the years ended December 31, 2016 and 2017. Jinmo was recognized as small, low-profit enterprise and received a preferential income tax of 10% for the years ended December 31, 2016 and 2015. The standard enterprise income tax rate in China is 25%.

Net income. Our net income was $2,590,931 and $2,433,720 for the years ended December 31, 2017 and 2016, representing an increase of $157,211. The slight increase in net income was a result of increased revenue for the year ended December 31, 2017, compared to the year ended December 31, 2016.

Our net income was $2,433,720 and $945,577 for the years ended December 31, 2016 and 2015, representing an increase of $1,488,143. The increase in net income was a result of our government subsidies of $1,750,726 (RMB11,632,000) for our research and development on wastewater treatment and offset by lower gross margin and increased selling and administrative expense for the year ended December 31, 2016, compared to the year ended December 31, 2015.

B.	Liquidity and Capital Resources

Liquidity

For the years ended December 31, 2017, 2016, and 2015

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. On December 31, 2017, our working capital was $7,291,438, compared to working capital of $7,225,015 on December 31, 2016.

Our cash and cash equivalents balance on December 31, 2017 totaled $3,118,080, compared to $1,484,762 on December 31, 2016. During the year ended December 31, 2017, we used cash in operating activities of $3,189,701, used cash in investing activities of $7,191,807, and had cash provided by financing activities of $11,893,205. The effect of the prevailing exchange rates on our cash position was in the amount of $121,621. During the year ended December 31, 2016, we used cash in operating activities of $663,655, used cash in investment activities of $2,980,495 and had cash provided by financing activities of $5,150,172. The negative effect of prevailing exchange rates on our cash position was in the amount of $156,412 in 2016. During the year ended December 31, 2015, we used cash in operating activities of $2,958,430, used cash in investment activities of $2,203,707 and had cash provided by financing activities of $5,263,611. The negative effect of prevailing exchange rates on our cash position was in the amount of $3,080 in 2015.

Net cash used in operating activities for the year ended December 31, 2017 totaled $3,189,701. The activities were mainly comprised of an increase of inventories of $4,923,400, an increase in advances to suppliers and other current assets of $412,955, an increase in net accounts receivable from third parties of $3,345,269, and offset by net income of $2,590,931, an increase in accounts payable and bank acceptance notes to vendors of $2,825,887, an increase in accrued expenses and other payables of $589,638, an increase in advances from customers of $499,067, a decrease in net accounts receivable from related parties of $1,090,465 and an increase in other current liabilities of $570,244.

Net cash used in operating activities for the year ended December 31, 2016 totaled $663,655. The activities were mainly comprised of an increase in net accounts receivable of $1,410,115, an increase in inventory of $2,743,853, an increase in advance to suppliers and other current assets of $2,289,933, a decrease in account payable to related party of $2,140,504, and offset by our net income of $2,433,720, depreciation and amortization expense of $187,662, bad debt expense of $76,459, a decrease in account receivable from related parties of $3,645,922, a decrease in the other non-current assets of $22,857, an increase in accounts payable and bank acceptance notes to vendors of $1,079,258, an increase in advance from customers of $425,736, an increase in other current liabilities of $352,502.

Net cash used in operating activities for the year ended December 31, 2015 totaled $2,958,430. The activities were mainly comprised of an increase in net accounts receivable of $1,411,777, an increase in net accounts receivable from related parties of 3,754,977, an increase in inventory of $1,890,918, an increase in advance to suppliers and other current assets of $540,737, and offset by our net income of $945,577, depreciation expense of $86,396, bad debt expense of $39,173, a decrease in advance to supplier - related party of $793,106, a decrease in the other non-current assets of $132,971, an increase in accounts payable and bank acceptance notes to vendors of $582,555, an increase in accounts payable to related party of $1,159,416, an increase in other current liabilities of $437,151, and an increase in income tax payable of $550,163.

The increase in our cash flows used in operating activities for the year ended December 31, 2017, compared to the year ended December 31, 2016, primarily resulted from our increased net accounts receivable from third parties, and increased inventories, and offset by decreased net accounts receivable from related parties, increased accounts payable and bank acceptance notes to vendors, increased advances from customers and increased other current liabilities.

The decrease in cash outflows from our operating activities for the year ended December 31, 2016, compared to the year ended December 31, 2015, primarily resulted from our decreased accounts receivable - related party, increased accounts payable and bank acceptance notes, increased net income, and offset by increased inventory, increased advance to suppliers and other current assets, increased advance to supplier – related party and decreased income tax payable.

Net cash used in investing activities for the year ended December 31, 2017 totaled $7,191,807. The activities were primarily comprised of $1,482,360 spent to purchase property, plant and equipment, and a $5,712,407 net increase in restricted cash.

Net cash used in investing activities for the year ended December 31, 2016 totaled $2,980,495. The activities were primarily comprised of $2,261,745 spent to purchase the land use rights for a piece of land, $239,467 advanced to related parties, $301,019 advanced to third parties, $922,380 transferred to restricted cash, and offset by collections from related parties of $473,320 and repayment from third parties of $338,646.

Net cash used in investing activities for the year ended December 31, 2015 totaled $2,203,707. The activities were primarily comprised of $1,218,404 spent to purchase property and equipment, $353,767 advanced to related parties, $40,136 advanced to third parties, $621,567 transferred to restricted cash, and offset by collections from related parties of $20,871, and proceeds from disposal of property, plant and equipment of $9,296.

One of our primary uses of cash in our investing activities for each year is for our purchase of property, plant and equipment and land use right. We spent $1,415,719 more than in 2016 in purchasing property, plant and equipment for the year ended December 31, 2017. However, we spent $2,261,745 for the year December 31, 2016 in purchasing the land use rights. Restricted cash increased $4,790,027 for the year ended December 31, 2017 compared to 2016. As a result, we used $4,211,312 more than the year December 31, 2016 in our investing activities for the year ended December 31, 2017.

One of our primary uses of cash in our investing activities for each period is for our purchase of property and equipment and land use right. We spent $1,109,982 more than year of 2015 in purchasing property and land use right for the year ended December 31, 2016. In addition, we collected $452,449 more than the year of 2015 in repayment from our related parties, paid $114,300 less than the year of 2015 in advance to our related parties, paid $260,883 more than the year of 2015 in advance to third parties and transferred $300,813 more to restricted cash for the year ended December 31, 2016. As a result, we used $776,778 more than the year of 2015 in our investing activities for the year ended December 31, 2016.

For the year ended December 31, 2017, net cash provided by financing activities was $11,893,205. We received these funds from issuances of common shares of $7,111,325, borrowings from third parties of $8,805,683, offset by repayment to related parties of $739,973, and repayment to third parties of $3,283,830.

For the year ended December 31, 2016, net cash provided by financing activities was $5,150,172. We received these funds from issuances of common shares of $5,323,026, capital contributions from shareholders of $198,917, borrowings from third parties of $11,613,289, borrowings from related parties of $2,558,661, offset by the repayment to related parties of $1,982,733, capital distribution in connection with acquisition of a subsidiary of $4,418,425 and repayment to third parties of $8,142,563.

For the year ended December 31, 2015, net cash provided by financing activities was $5,263,611. We received these funds from capital contributions from shareholders of $2,212,796, borrowings from third parties of $4,013,614, borrowings from related parties of $478,969, offset by repayment to related parties of $799,590 and repayment to third parties of $642,178.

We received $6,743,033 more than the year of 2016 in financing activities for the year ended December 31, 2017. We received proceeds of $1,788,299 more than in 2016 from issuances of common shares, paid capital distribution in connection with acquisition of a subsidiary of $4,418,425 less than the year of 2016, and repaid $1,242,760 and $4,858,733 less than the year of 2016 in repayment to related parties and third parties, respectively for the year ended December 31, 2017. However, we received proceeds of $2,558,661 and $2,807,606 less than the year 2016 in borrowings from related parties and third parties, respectively.

We received $113,439 less than the year of 2015 in financing activities for the year ended December 31, 2016. We received proceeds of $5,323,026 more than in 2015 from issuances of common shares, received capital contribution from shareholders of $2,013,879 less than in 2015, and received proceeds of $7,599,675 more than in 2015 from borrowings from third parties for the year ended December 31, 2016. We received proceeds of $2,079,692 more than in 2015 in borrowings from related parties, paid $7,500,385 more than the year of 2015 repayments to third parties, paid $1,183,143 more than year of 2015 in repayment to related parties and paid additional $4,418,425 in capital distribution in connection with acquisition of a subsidiary for the year ended December 31, 2016.

Other than the Chinese government’s stricter policies on pollution control and the growing demand for wastewater reuse across many industries, both of which we believe may increase our liquidity if they continue, we are not aware of any trends or any demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way.

For 2018, we expect our main growth will be from our wastewater treatment business in China. The demand for our products, projects and services appears to be strengthening, from which we expect to generate more positive cash flow.

Our long-term future capital requirements will depend on many factors, including our level of revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and the continued market acceptance of our products, projects and services. Compared to $2,879,853 short-term loans outstanding as of December 31, 2016, we had $9,031,747 short-term loans outstanding as of December 31, 2017. Our total liability increased significantly for the year of 2017 due to our large purchase of inventories, increase in restricted cash and acquisition of property, plant and equipment. We mainly relied on proceeds from issuance of common shares, borrowings from third parties and cash inflow from revenue to support our operations for the year ended December 31, 2017.

Regulatory Restrictions on Capital Injections

We plan to use proceeds from our IPO to fund our business. In order to do so, we will be required to comply with the following Chinese regulations regarding capital injections to foreign-invested enterprises.

Chinese regulations relating to investments in offshore companies by Chinese residents. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Financing and Round trip Investment through Offshore Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires Chinese residents to register and update certain investments in companies incorporated outside of China with their local SAFE branch. SAFE also subsequently issued various guidance and rules regarding the implementation of SAFE Circular 37, which imposed obligations on Chinese subsidiaries of offshore companies to coordinate with and supervise any Chinese-resident beneficial owners of offshore entities in relation to the SAFE registration process.

We may not be aware of the identities of all of our beneficial owners who are Chinese residents. We do not have control over our beneficial owners and cannot assure you that all of our Chinese -resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are Chinese residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our Company who are Chinese residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our Chinese subsidiaries to fines and legal sanctions, which may be substantial. Failure to register may also limit our ability to contribute additional capital to our Chinese subsidiaries and limit our Chinese subsidiaries’ ability to distribute dividends to our Company. These risks may have a material adverse effect on our business, financial condition and results of operations.

China regulates loans to and direct investment in Chinese entities by offshore holding companies and there is governmental control of currency conversion. We are an offshore holding company conducting our operations in China through our wholly owned subsidiary Jinzheng. As an offshore holding company, we may make loans and additional contributions to Jinzheng subject to approval from government authorities and RMB 40,000,000 limitations on amount.

Any loan to Jinzheng, which is treated as a foreign-invested enterprise under Chinese law, is subject to Chinese regulations and foreign exchange loan registrations. In January 2003, the China State Development and Reform Commission, SAFE and Ministry of Finance jointly promulgated the Circular on The Interim Provisions on the Management of Foreign Debts, or the Circular 28, limiting the total amount of foreign debt a foreign-invested enterprise may incur to the difference between the amount of total investment approved by the Ministry of Commerce or its local counterpart for such enterprise and the amount of registered capital of such enterprise, and requiring registration of any such loans with SAFE. As of December 31, 2017, the amount of approved total investment of Jinzheng was $5,759,705 (RMB 40,000,000) and registered capital and additional paid in capital was $2,879,853 (RMB 20,000,000) and $1,229,318 (RMB 8,537,365), respectively, which means Jinzheng currently cannot obtain loans in excess of $1,650,534 from our entities outside mainland China.

We may choose to finance Jinzheng by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce or its local counterpart. In March 2015, SAFE issued the Circular Concerning the Reform of the Administration of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No.19, which became effective in June 2015. SAFE Circular No.19 regulates the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. Furthermore, SAFE promulgated a circular in June 2016, SAFE Circular No.16, which further revises some clauses in the SAFE Circular No.19. SAFE Circular No. 19 and No.16 provide that the capital-account foreign exchange incomes of a domestic enterprise shall not be used for expenditures that are forbidden by relevant laws and regulations, for purposes that are not included in the business scope approved by the applicable government authority, shall not be used for direct or indirect equity investments within China or for any other kind of investment except principal-guaranteed wealth-management products, unless otherwise prescribed by other laws and regulations, shall not be used for issuing RMB entrusted loans (except included in the business scope approved by the applicable government authority or issuing RMB entrusted loans to affiliated enterprises), repaying inter-enterprise loans, repaying bank loans which has been refinanced to third parties, issuing RMB loans to non-affiliated enterprises unless expressly permitted in the business scope and shall not be used to purchase real estate that is not for personal use except if the company is a real estate enterprise. In addition, SAFE supervises the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company by further focusing on ex post facto supervision and violations. These two circulars may limit our ability to use the net proceeds from our initial public offering to invest in or acquire any other Chinese companies in China, which may adversely affect our liquidity and our ability to fund and expand our business in China.

Capital Resources

As of December 31, 2017 and 2016

The following table provides selected balance sheets comparisons as of December 31, 2017 and December 31, 2016:

	December 31,
	2017	2016	Variance	%
ASSETS
Current assets
Cash and cash equivalents	$3,118,080	$1,484,762	$1,633,318	110%
Restricted cash, current portion	6,753,685	1,439,926	5,313,759	369%
Accounts receivable, net	6,050,495	2,637,236	3,413,259	129%
Accounts receivable from related party, net	-	1,060,977	(1,060,977)	(100)%
Notes receivable	-	68,108	(68,108)	(100)%
Inventories	10,279,397	4,840,234	5,439,163	112%
Deferred cost of revenue	2,547,580	-	2,547,580	N/A
Advances to suppliers and other current assets, net	2,885,510	2,528,411	357,099	14%
Due from related parties	-	3,563	(3,563)	100%
Total current assets	31,634,747	14,063,217	17,571,530	125%
Restricted cash, non-current portion	500,000	-	500,000	N/A
Property, plant and equipment, net	10,449,466	1,199,611	9,249,855	771%
Land use rights, net	2,243,183	2,143,002	100,181	5%
Deferred tax assets	518,251	181,003	337,248	186%
Other non-current assets	-	4,591	(4,591)	100%
Total assets	$45,345,647	$17,591,424	$27,754,223	158%
LIABILITIES
Accounts payable and bank acceptance notes to vendors	$4,903,058	$1,844,077	$3,058,981	166%
Loans due within one year	9,020,697	2,879,853	6,140,844	213%
Due to related parties	-	714,999	(714,999)	100%
Current portion of deferred income	-	25,919	(25,919)	100%
Advances from customers	1,408,208	833,742	574,466	69%
Income tax payables	501,921	329,212	172,709	52%
Accrued expenses and other payables	8,509,425	210,400	8,299,025	3,944%
Total current liabilities	24,343,309	6,838,202	17,505,107	250%
Long term loans	11,050	-	11,050	N/A
Total liabilities	$24,354,359	$6,838,202	$17,516,157	256%

We maintain cash and cash equivalents in mainland China and Hong Kong. At December 31, 2017 and 2016, bank deposits were as follows:

	December 31,
Country	2017	2016
China (mainland)	$2,419,776	$1,470,758
China (offshore bank account)	698,304	11,431

Total	$3,118,080	$1,482,189

An important proportion of our cash balances at December 31, 2017 and 2016 are in the form of RMB and held in bank accounts at financial institutions located in China. Cash held in banks in China is not insured. In 1996, the Chinese government introduced regulations relaxing restrictions on the conversion of the RMB; however restrictions still remain, including restrictions on foreign-invested entities. Foreign-invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to China government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in China is not readily deployable by us for use outside of China.

Cash and cash equivalents

As of December 31, 2017, cash and cash equivalents were $3,118,080, compared to $1,484,762 at December 31, 2016. The components of increase of $6,733,318, $1,349,610 and $98,394 for the years ended December 31, 2017, 2016, and 2015, are reflected below.

	Years Ended
	December 31,
	2017	2016	2015
Net cash used in operating activities	$(3,189,701)	$(663,655)	$(2,958,430)
Net cash used in investing activities	(7,191,807)	(2,980,495)	(2,203,707)
Net cash provided by financing activities	11,893,205	5,150,172	5,263,611
Exchange rate effect on cash	121,621	(156,412)	(3,080)

Net cash inflow	$1,633,318	$1,349,610	$98,394

Restricted cash

Restricted cash, current represents the bank deposit of $1,499,990 pledged for the bank acceptance notes issued to suppliers, deposits of $153,695 for guarantee service provided by Yantai Financing Guarantee Co., Ltd, and the certificate of deposits in the amount of $5,100,000 using the funds of IPO pledged for the short term loan of $4,610,845 (RMB 30,000,000) obtained from Industrial and Commercial Bank of China. The Company had current portion of restricted cash of $6,753,685 and $1,439,926 as of December 31, 2017 and 2016, respectively.

As of December 31, 2017, the Company had non-current portion of restricted cash of $500,000 which was held as security in an escrow account pursuant to an escrow indemnification agreement in connection with our IPO to satisfy the initial $500,000 in any potential indemnification obligations arising during an escrow period of two years following the closing date on August 2, 2017.

Accounts receivable, net

Accounts receivable, net as of December 31, 2017 was $6,050,495, an increase of $3,413,259, or 129%, compared to $2,637,236 as of December 31, 2016. This increase resulted primarily from an increases in the volume of products, projects and services we provided. Our revenue increased by 106% for the year ended December 31, 2017 primarily from an increase the volume of products, projects and services we provided.

Advance to suppliers and other current assets, net

As of December 31, 2017 and 2016, advances to suppliers and other current assets consisted of the following:

	December 31,	December 31,
	2017	2016	Fluctuation	%
Other current assets
VAT-input	$651,056	$-	651,056	N/A
Others	393,581	610,216	(216,635)	-36%
Total other current assets	1,044,637	610,216	434,421	71%
Advances to suppliers	1,840,873	1,991,343	(150,470)	8%
Total	2,885,510	2,601,559	283,951	11%
Less: allowance for doubtful accounts	-	73,148	(73,148)	-100%
Advances to suppliers and other current assets, net	$2,885,510	$2,528,411	357,099	14%

Balance of advance to suppliers decreased by $150,470, or 8%, from $1,991,343 as of December 31, 2016 to $1,840,873 as of December 31, 2017. The increase was mainly due to our rapid growth of revenue for the year ended December 31, 2017, which required increased prepayment for outsourcing service and purchasing of raw materials.

Other current assets include the value added tax pending for deduction, advances to employees for business travels or business development purposes and other miscellaneous receivables such as utility fees, social insurances, personal income taxes paid in advance on behalf of employees and deposits, which include guarantee deposit, rent deposits, and security deposits for bidding on customer projects.

The Company advanced RMB 2,000,000 (approximately $307,700) to Yantai Yezhan Economic and Trade Ltd., Co. on August 10, 2016. The loan bore an annual interest of 5% and was due in six months. On September 29, 2016, the loan was fully repaid along with interest.

The Company advanced RMB 8,500,000 (approximately $1,236,490) to Yantai Runtai Medical Co., Ltd. on February 22, 2017. The loan bears an annual interest rate of 10% and was due in six months. On August 22, 2017, the loan was extended for another 4 months with the same interest rate. As of December 31, 2017, the loan was fully repaid along with interest.

Inventories

 As of December 31, 2017, our inventory balance was $10,279,397, an increase of $5,439,163, or 112%, compared to $4,840,234, as of December 31, 2016. The increase was due to the increase of work in progress and raw materials as follows:

	December 31, 2017	December 31, 2016
Raw materials	$2,833,317	$1,707,610
Work in progress	7,446,080	3,132,624
Finished goods	-	-
	10,279,397	4,840,234
Less: write-down of inventories	-	-
Inventories	$10,279,397	$4,840,234

Deferred cost of revenue

As of December 31, 2017 and 2016, our balance for deferred cost of revenue was $2,547,580 and $0, respectively. The Company used the proportional performance method for recognition of service revenue. The related costs were charged to cost of revenue in proportion to the revenue recognized. The remaining costs incurred were deferred and presented as “Deferred cost of revenue” in the accompanying consolidated balance sheets.

Property, plant and equipment, net

Net property, plant and equipment as of December 31, 2017 were $6,816,333, an increase of $5,616,722 compared to $1,199,611 as of December 31, 2016.The significant increase was due to the construction of our new headquarter and manufacturing factory.

	December 31,
	2017	2016	Variance	%
Machinery equipment	$1,143,605	941,333	202,272	21%
Electronic equipment	117,220	69,037	48,183	70%
Office equipment	81,248	62,542	18,706	30%
Motor vehicles	932,877	194,961	737,916	378%
Buildings	106,038	89,661	16,377	18%
Computer software	81,939	23,825	58,114	244%
Construction in progress	8,350,135	-	8,350,135	N/A
Leasehold improvements	80,053	50,011	30,042	60%
Total property, plant and equipment	10,893,115	1,431,370	9,461,745	661%
Less: accumulated depreciation	(443,649)	(231,759)	(211,890)	91%
Property, plant and equipment, net	$10,449,466	1,199,611	9,249,855	771%

Depreciation expense for the years ended December 31, 2017, 2016 and 2015, was $188,995, $165,906 and $86,396, respectively.

Land use rights, net

As of December 31, 2017 and 2016, land use rights consisted of the following:

	December 31, 2017	December 31, 2016
Cost	$2,311,611	$2,163,815
Less: accumulated amortization	(68,428)	(20,813
Land use rights, net	$2,243,183	$2,143,002

Amortization expense for the years ended December 31, 2017, 2016 and 2015 was $44,498, $21,756 and $0, respectively.

On July 19, 2016, the Company entered into a land use right transfer agreement with Yantai Aotesai Energy Ltd., pursuant to which the Company purchased a parcel of land of 32,442 square meters located in Laishan District Economic Development Area for a total consideration of approximately $2,248,829 (RMB 14,598,725). Transfer of the land use right was completed in March 2017.

Loans due within one year

Loans due within one year increased by $6,140,844 to $9,020,697 as of December 31, 2017 from $2,879,853 as of December 31, 2016. The proceeds from short-term loans were mainly used to supplement the cash used in operations. Our rapid revenue growth resulted in significant needs for cash for the year ended December 31, 2017. Our current assets increased by $17,571,530, or 125%, to $31,634,747 for the year ended December 31, 2017 from $14,063,217 for the year ended December 31, 2016. This increase was mainly financed by our proceeds from issuance of common shares in our IPO, and the short-term loans for the year ended December 31, 2017.

Off-Balance Sheet Arrangements

Under SEC regulations, we are required to disclose off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

●	Any obligation under certain guarantee contracts,

●	Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets,

●	Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in shareholder equity in our statement of financial position, and

●	Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

Trend Information

Based on our experience and observations of the business in which we operate, we believe the following trends are likely to affect our industry and, as a result, our Company, if they continue in the future.

●	Demand for water treatment systems has an inverse relationship to the availability and quality of water resources worldwide. As China’s clean water resources become scarcer, the cost of water goes up, which is driving the trend toward industrial water reuse. The increased demand and investment in wastewater treatment system will benefit our continued future growth.

●	Regulatory mandates and the desire to maximize cost savings are the primary drivers of water reclamation efforts in China. In April 2015, the Chinese State Council issued the Water Ten Plan. This plan has demonstrated the Chinese government’s strong commitment for preserving water and recycling wastewater. The cost of water (acquisition, handling, discharge, and energy costs) is on the rise. Many industrial plants are looking to reduce the overall expense of water treatment, whether it is through acquisition costs, discharge fees, or energy costs to handle water. Water reuse provides customers with a significant opportunity to cut costs. We believe that our membrane technology offers industrial water users creative ways to clean their wastewater output or reuse it as clean water in the production process.

●	While we continue to target significant market opportunities that we believe are still available in Northern and Eastern China, we are also looking for opportunities in other regions of China. Presently, we intend to expand our business to customers located in Shandong Province, Jiangsu Province and Inner Mongolia Autonomous Region.

●	Currently, we have customers for our business primarily in the waste (garbage), chemical and energy industries. We hope to expand our customer base in the future to industrial park wastewater treatment, municipality wastewater recycling, and seawater desalination industries.

●	We believe that competition in the wastewater treatment market is going to become more intense, and consolidation is going to prevail in the near future. It is possible that competition in the form of new competitors or alliances, joint ventures or consolidation among existing competitors may put significant pressure on our ability to increase market share.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The critical accounting policies summarized in this section are discussed in further detail in the notes to the audited consolidated financial statements appearing elsewhere in this annual report. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Revenue Recognition

The Company derives its revenues from: (1) sale of products such as water purifying membranes and water purification equipment (“product sales”); (2) sale of water purifying installation projects (“project sales”); and (3) providing water treatment service such as landfill leachate treatment and purification service (“service sales”). We recognize revenue when title and risk of loss have been transferred to the customer, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Revenue consists of the invoiced value for the sales net of VAT, business tax, applicable local government levies, rebates, discounts and returns. For product sales and project sales, revenue is recognized using completed performance method and for service sales, revenue is recognized using proportional performance method.

There were no sales returns and allowances for the years ended December 31, 2017, 2016 and 2015. We do not provide any unconditional right of return, pricing protection or any other concessions to our customers. We provide free after-sales service, including warranty, technical support and training for a period ranging from one to two years. The actual after-sales expense was immaterial for the years ended December 31, 2017, 2016 and 2015.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, allowance for doubtful accounts, valuation of inventories and income taxes including the valuation allowance for deferred tax assets. While we believe that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Fair Value of Financial Instruments

For certain of our financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, notes receivables, inventories, advances to suppliers and other current assets, accounts payable and bank acceptance notes to vendors, loans due within one year, advances from customers, and accrued expenses and other payables, the carrying amounts approximate their fair values due to the short maturities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, freemarket dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Foreign Currency Translation

Our consolidated financial statements are presented in United States dollar, which is our reporting currency. The functional currency of Newater Technology and Newater HK is the United States dollar. The functional currency of Jinzheng and Jinmo is RMB. For Jinzheng and Jinmo, results of operations and cash flows are translated at average exchange rates during the year, assets and liabilities are translated at the unified exchange rate at the end of the year, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income. Transaction gains and losses are reflected in the consolidated statements of income and comprehensive income.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (ASC 606)”. Under ASU 2014-09, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted for periods beginning after December 15, 2016. The Company elected to adopt the new standard effective January 1, 2018. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective method). The Company elected adopting the standard using the modified retrospective method. Under this method, the Company will recognize the cumulative effect of adoption as an adjustment to its opening balance of retained earnings. The Company has identified its revenue streams and assessed each for the impacts. The Company expects the adoption of Topic 606 will not have a material impact in the timing or amount of revenue recognized, including the presentation of revenues in the Company’s consolidated statements of income.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The amendments in ASU 2015-17 eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments in this ASU are effective for public business entities for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The amendments may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company adopted this amendment effective January 1, 2017. The adoption did not have an impact on our consolidated financial statements and related disclosures other than for reclassification of current deferred tax items to non-current for all periods presented.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, on its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. The Company plans to adopt the standard effective January 1, 2019. The Company anticipates this standard will have a material impact on the Company’s consolidated balance sheets. However, the Company does not expect the adoption will have a material impact on the consolidated statements of income and comprehensive income. While the Company is continuing to assess potential impacts of the standards, it’s expected that the most significant impact will be the recognition of a right-of-use asset and a lease liability for the ongoing leases.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. These amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company elected to adopt the standard effective January 1, 2018, and anticipates this standard will not have a material impact on the Company’s consolidated statements of cash flows.

In January 2017, the FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments - Equity Method and Joint Ventures (Topic 323)”. This pronouncement amends the SEC’s reporting requirements for public filers in regard to new accounting pronouncements or existing pronouncements that have not yet been adopted. Companies are to provide qualitative disclosures if they have not yet implemented an accounting standards update. Companies should disclose if they are unable to estimate the impact of a specific pronouncement, and provide disclosures including a description of the effect on accounting policies that the registrant expects to apply. These provisions apply to all pronouncements that have not yet been implemented by registrants. There are additional provisions that relate to corrections to several other prior FASB pronouncements. The Company has incorporated language into other recently issued accounting pronouncement notes, where relevant for the corrections in FASB ASU 2017-03. The Company is implementing the updated SEC requirements on not yet adopted accounting pronouncements with these consolidated financial statements.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 2.0% in 2017, 1.6% in 2016, and 2.0% in 2015.

Impact of Foreign Currency Fluctuations

We do not believe the impact of foreign currency fluctuations on our Company is material. Regarding purchase of raw materials, we are subject to commodity price risks arising from price fluctuations in the market prices of the raw materials. We have generally been able to pass on cost increases through price adjustments. However, the ability to pass on these increases depends on market conditions influenced by the overall economic conditions in China.

We do not have material export sales and almost all of our revenue was derived from our domestic sales.

We have not had any foreign currency investments hedged by currency borrowings or other hedging instruments. We manage our price risks through productivity improvements and cost-containment measures.

C.	Research and Development, Patent and Licenses, etc.

Please refer to Item 4 Subparagraph B, “Information on the Company—Business Overview—Research and Development” and “—Intellectual Property Rights.”

D.	Trend Information.

 Based on our experience and observations of the business in which we operate, we believe the following trends are likely to affect our industry and, as a result, our Company, if they continue in the future.

●	Demand for water treatment systems has an inverse relationship to the availability and quality of water resources worldwide. As China’s clean water resources become scarcer, the cost of water goes up, which is driving the trend toward industrial water reuse. The increased demand and investment in wastewater treatment system will benefit our continued future growth.

●	Regulatory mandates and the desire to maximize cost savings are the primary drivers of water reclamation efforts in China. In April 2015, the Chinese State Council issued the Water Ten Plan. This plan has demonstrated the Chinese government’s strong commitment for preserving water and recycling wastewater. The cost of water (acquisition, handling, discharge, and energy costs) is on the rise. Many industrial plants are looking to reduce the overall expense of water treatment, whether it is through acquisition costs, discharge fees, or energy costs to handle water. Water reuse provides customers with a significant opportunity to cut costs. We believe that our membrane technology offers industrial water users creative ways to clean their wastewater output or reuse it as clean water in the production process.

●	While we continue to target significant market opportunities that we believe are still available in Northern and Eastern China, we are also looking for opportunities in other regions of China. Presently, we intend to expand our business to customers located in Shandong Province, Jiangsu Province and Inner Mongolia Autonomous Region.

●	Currently, we have customers for our business primarily in the waste (garbage), chemical and energy industries. We hope to expand our customer base in the future to industrial park wastewater treatment, municipality wastewater recycling, and seawater desalination industries.

●	We believe that competition in the wastewater treatment market is going to become more intense, and consolidation is going to prevail in the near future. It is possible that competition in the form of new competitors or alliances, joint ventures or consolidation among existing competitors may put significant pressure on our ability to increase market share.

E.	Off-Balance Sheet Arrangements.

Under SEC regulations, we are required to disclose off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

●	Any obligation under certain guarantee contracts,

●	Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets,

●	Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in shareholder equity in our statement of financial position, and

●	Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

F.	Tabular Disclosure of Contractual Obligations.

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

The following table summarizes our contractual obligations as of December 31, 2017, and the effect these obligations are expected to have on our liquidity and cash flows in future periods:

Contractual obligations	Total	1 year	2-3 years	3-5 years	5 years and thereafter
Operating leases	$110,651	$110,651	$-	$-	$-
Total	$110,651	$110,651	$-	$-	$-

G.	Safe Harbor.

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

MANAGEMENT

 The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position	Appointed
Yuebiao Li (1) (2)	45	Chief Executive Officer and Chairman of the Board	June, 2016
Zhuo Zhang (1) (2)	41	Chief Financial Officer and Director	June, 2016
Hengtong Li (1) (3) (5) (6) (7)	54	Director	June, 2016
Zhicun Chen (1) (3) (5)(6) (7)	45	Director	June, 2016
Yan Shen (1) (4) (5) (6) (7)	48	Director	June, 2016

(1)	The individual’s business address is c/o Yantai Jinzheng Eco-Technology Co., Ltd. 8 Lande Road, Laishan District, Yantai, Shandong China.
(2)	Class C director whose term expires at the 2019 succeeding annual meeting of shareholders.
(3)	Class B director whose term expires at the 2018 succeeding annual meeting of shareholders.
(4)	Class A director whose term expires at the 2020 annual meeting of shareholders.
(5)	Member of audit committee.
(6)	Member of compensation committee.
(7)	Member of nominating committee.

Yuebiao Li. Mr. Li has served as the Chief Executive Officer and Chairman of Newater Technology since June 2016. Mr. Li co-founded Jinzheng in 2012 and has served as Jinzheng’s Chief Executive Officer since July 2012. Mr. Li has also served as Jinzheng’s executive director since February 2016. Mr. Li served as General Manager of Daqing Jiejingyuan Water Treatment Equipment Sales Co., Ltd. from 2005 until 2012 and had previously served as Sales Manager from 2000 until 2005. Mr. Li received his associate degree in accounting from Heilongjiang University. Mr. Li was nominated as a director because his experience serving in executive positions at companies operating in the water treatment industry and has extensive knowledge, experience and relationships in China’s water treatment industry.

Zhuo Zhang. Ms. Zhang has served as the Chief Financial Officer and Vice Chairman of Newater Technology since June 2016. Ms. Zhang co-founded Jinzheng in 2012 and has served as Jinzheng’s Chief Financial Officer since July 2012. From July 2012 to February 2016, Ms. Zhang also served as executive director and general manager of Jinzheng. Ms. Zhang has served as general manager of Jinzheng since February 2016.. From September 2005 through May 2012, Ms. Zhang served as Finance Manager of Daewoo Shipbuilding Ocean (Shandong) Co., Ltd., a subsidiary incorporated in Shandong province by Seoul based shipbuilder DSME. From May 2000 through September 2005, Ms. Zhang was Finance Manager of Doosan Engineering Machinery (China) Co, Ltd., a South Korean owned machine tool company in Shandong Province. Ms. Zhang holds a bachelor degree in accounting from Shandong Technology and Business University. Ms. Zhang was nominated as a director because of her extensive operating, accounting, internal control and financial knowledge of the Company, which gives her detailed understanding of the complexities of our operations.

Hengtong Li. Mr. Li has served as an independent director of Newater Technology since June 2016. Since 2000, Mr. Li has been the Deputy Director of Yantai Huansheng Tax Accounting Firm. Between 1995 and 2000, Mr. Li served as General Manager of Yantai Ziguang Technology Co., Ltd. Between 1991 and 1995, Mr. Li served as Chief Financial Officer of Yantai Chunsheng Knitwear Co., Ltd. Mr. Li is a member of the Chinese Institute of Certified Public Accountants (CICPA), and a member of Certified Tax Agents (CTA). Mr. Li holds a bachelor degree in management engineering from Qingdao University. Mr. Li was nominated as a director because of his experience in management, tax and accounting.

Zhicun Chen. Ms. Chen has served as an independent director of Newater Technology since June 2016. Since 2013, Ms. Chen has been the Chief Financial Officer of Achilles Shanghai International Trading Co., Ltd. Between 2008 and 2013, Ms. Chen served as Chief Financial Officer of Shanghai Celco Electronic Co., Ltd. Between 2000 and 2008, Ms. Chen worked as head of finance and accounting department of the Forestry Bureau of the Great Khingan Mountain. Ms. Chen is a member of the Institute of Public Accountants of Australia (IPA), a member of the Institute of Financial Accountants (IFA) of the United Kingdom, and a member of China Association of Chief Financial Officers. Ms. Chen holds a bachelor degree in accounting from Changchun University of Science and Technology. Ms. Chen was nominated as a director because of her experience in accounting and auditing.

Yan Shen. Mr. Shen has served as an independent director of Newater Technology since June 2016. Since May 2017, Mr. Shen has served as the business manager of Quanzhou Wanhua Shiwang Micro Fibre Co., Ltd., in charge of sales. Between 2001 to 2017, Mr. Shen served as Associate General Manager of Yantai Wanhua Micro Fibre Co., Ltd., in charge of national sales and marketing. Between 1993 and 2001, Mr. Shen served as international trade manager of China Machinery Import and Export Yantai Co., Ltd. Mr. Shen received his bachelor degree in machinery design and manufacturing from Yantai University. Mr. Shen was nominated as a director because of his sales and marketing experience.

There are no family relations among any of our officers or directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

B.	Compensation.

Executive Compensation

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. Currently, our board of directors determines the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of our named executive officers are measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria are set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs

In 2017, we expensed an aggregate of approximately $208,000 as salaries, bonuses and fees to our senior officers named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Director Compensation

Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services on the Board of Directors. Non-employee directors are entitled to receive $10,000 per year for serving as directors and may receive option grants from our Company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended, up to a maximum of $2,000 per meeting and $4,000 per year.

Summary Director Compensation Table FY 2017

Name	Director fees earned or paid in cash	Other Compensation	Total ($)
Hengtong Li	$1,480	$-	$1,480
Zhicun Chen	1,480	-	1,480
Yan Shen	1,480	-	1,480

C.	Board Practices.

See information provided in response to Item 6.A. above as to the current directors.

Composition of Board

Our board of directors currently consists of five directors. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Our Class A director was reelected at our 2017 annual general meeting of shareholders and shall face reelection every three years thereafter. Class B directors shall face re-election at our 2018 annual general meeting of shareholders and every three years thereafter. Class C directors shall face re-election at our 2019 annual general meeting of shareholders and every three years thereafter.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional director of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our Company by making it difficult to replace members of the Board of Directors.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Hengtong Li, Zhicun Chen and Yan Shen are our independent directors.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant company decisions. As such, it is important for us to have both our Chief Executive Officer and Chief Financial Officer serve on the Board as they play key roles in the risk oversight or the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our Company and audits of the financial statements of our Company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Hengtong Li, Zhicun Chen, and Yan Shen serve on all three committees. At this time, Hengtong Li chairs the nominating committee; Zhicun Chen chairs the audit committee; and Yan Shen chairs the compensation committee. Zhicun Chen qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and Nasdaq Capital Market corporate governance requirements.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital—Differences in Corporate Law” for additional information on our directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Shareholders shall have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	having all the powers necessary for managing and for directing and supervising, the business and affairs for the Company;

●	appointing officers and determining the term of office of the officers;

●	fixing the emoluments of officers;

●	exercising all powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party;

●	designating committees of directors;

●	executing checks, promissory notes, drafts, bills of exchange and other negotiable instruments on behalf of the Company; and

●	determining that any sale, transfer, lease, exchange, or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our Company, or in which he is so interested and may vote on such motion.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Limitation on Liability and Other Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests. Our memorandum and articles of association provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

D.	Employees.

Our Employees

As of December 31, 2017, we employed 173 people on a full-time basis. We have 24 employees in management, 27 employees in sales and marketing, 32 employees in research and development and 90 employees in manufacturing and installation. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. For the years ended December 31, 2017, 2016 and 2015, we contributed approximately $188,383, $143,918 and $36,372 to the employee benefit plans and social insurance, respectively. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

Employment Agreements

Under Chinese laws, there are some situations where we can terminate employment agreements without paying economic compensation, such as the employer maintains or raises the employment conditions but the employee refuses to accept the new employment agreement, when the employment agreement is scheduled to expire, the employee is retired in accordance with laws or the employee is dead, declared dead or has disappeared. For termination of employment in absence of legal cause, we are obligated to pay the employee two-month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without paying economic compensation, such as when the employee has committed a crime, being proved unqualified for recruitment during the probation period, seriously violating the rules and regulations of the employer, or the employee’s actions or inactions have resulted in a material adverse effect to us.

Our employment agreements with our executive officers generally provide for a term of three (3) years, provided that either party may terminate the agreement on sixty (60) days notice and a salary to be paid monthly, subject to certain limitations. The agreements also provide that the executive officers are to work an average of forty (40) hours per week and the agreements are subject to the laws of the People’s Republic of China. During the agreement and for three (3) years afterward, our executive officers are required to keep trade secrets confidential.

The contracts that we have entered into with executive officers include the following:

Employment Agreement of Yuebiao Li

We entered into an employment agreement with Yuebiao Li effective November 1, 2017, providing for Mr. Li to serve as the Company’s Chief Executive Officer. Under the terms of Mr. Li’s employment agreement, Mr. Li is, among other matters, to take overall responsibility for the operational management and financial management of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 660,000 RMB (approximately $102,000); and

●	Reimbursement of reasonable business expenses.

Mr. Li will be eligible to receive an annual bonus based upon annual profit of the company, in the sole discretion of the board of directors. Mr. Li’s employment agreement is for a term of thirty-six months, unless the parties enter into a new agreement before the expiration of the term or either party terminates the agreement in writing at least sixty days before the expiration of its term.

Additionally, Mr. Li’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Li is required to keep trade secrets confidential during the course of his employment and for a period of thirty-six months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of twenty-four months following his employment.

Employment Agreement of Zhuo Zhang

We entered into an employment agreement with Zhuo Zhang effective November 1, 2017, providing for Ms. Zhang to serve as the Company’s Chief Financial Officer. Under the terms of Ms. Zhang’s employment agreement, Ms. Zhang is, among other matters, is to oversee all financial and operational controls and metrics of the company in accordance with industry rules and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 660,000 (approximately $102,000); and

●	Reimbursement of reasonable business expenses.

Ms. Zhang will be eligible to receive an annual bonus based upon annual profit of the company, in the sole discretion of the board of directors. Mr. Zhang’s employment agreement is for a term of thirty-six months, unless the parties enter into a new agreement before the expiration of the term or either party terminates the agreement in writing at least sixty days before the expiration of its term.

Additionally, Ms. Zhang’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Ms. Zhang is required to keep trade secrets confidential during the course of her employment and for a period of thirty-six months following the termination of her employment. Her employment contract also contains a non-compete clause for a duration of twenty-four months following her employment.

E.	Share Ownership.

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of April 30, 2018, for:

●	each of our directors and named executive officers; and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 10,809,000 common shares outstanding at April 30, 2018. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Yantai Jinzheng Eco-Technology Co, Ltd. 8 Lande Road, Laishan District, Yantai, Shandong China.

	Beneficial Ownership (1)
Name of Beneficial Owner	Common Shares	Percentage
Yuebiao Li (2) (3) (5)	2,900,000	26.8%
Zhuo Zhang (4) (5)	1,900,000	17.6%
Hengtong Li (5)	0	*
Zhicun Chen (5)	0	*
Yan Shen (5)	0	*
All directors and executive officers as a group	4,800,000	44.4%

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.
(2)	Chairman and Chief Executive Officer
(3)	Represents 2,900,000 shares held directly by Tigerwind Group Limited, a British Virgin Islands limited liability company controlled by Yuebiao Li. Mr. Li holds voting and investment power over the shares held.
(4)	Chief Financial Officer
(5)	Director

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders.

As of April 30, 2018, no stockholders known to us was a beneficial owner of more than 5% of our outstanding common shares other than the shareholders identified in the directors and executive officers group in the table above.  We have determined beneficial ownership in accordance with the rules of the SEC.

B.	Related Party Transactions.

The Company had transactions with the following related parties in the years ended December 31, 2017, 2016 and 2015:

Name of Related Party	Nature of Relationship
Yuebiao Li	Principal shareholder, Chairman of the Board and Chief Executive Officer (“CEO”)

Zhuo Zhang	Principal shareholder, Director, Chief Financial Officer (“CFO”)

Yue Zhang	Principal shareholder, Zhuo Zhang’s sister

Xiaojun Chen	Husband of Zhuo Zhang

Heilongjiang Binteer Environmental Protection Equipment Manufacturing Co., Ltd. (“Heilongjiang Binteer”)	Established by Yuebiao Li, and then Mr. Li transferred his 60% equity interest to his brother, Yuefeng Li in May 2014. Yuefeng Li then transferred his 60% equity interest to a third party individual for zero consideration in March 2016. Heilongjiang Binteer continues to be significantly influenced by the Company because the Company was its primary vendor and customer in the years ended December 31, 2016 and 2015.

Daqing Wanjieyuan Water Treatment Equipment Sales Co., Ltd. (“Daqing Wanjieyuan”)	Controlled by Yuebiao Li

Mojie Technology (Beijing) Co., Ltd. (“Mojie”)	Established and controlled by Yuebiao Li and Zhuo Zhang. All of the equity interest was transferred to a third party in July 2015 but continues to be significantly influenced by the Company because the Company was its primary vendor in the years ended December 31, 2016 and 2015.

Yantai Jinna Commerce Co., Ltd. (“Jinna”)	Significantly influenced by Yue Zhang, principal shareholder and sister of Zhuo Zhang.

Shandong Jinmo Recycled Water Resource Co., Ltd. (“Jinmo”)	A subsidiary that was incorporated on March 19, 2015 and disposed of to a third party on December 8, 2016 for consideration of RMB 220,000 (approximately $31,678). After the transfer, the Company continues to have significant influence on Jinmo as Ping Yu, vice-chief executive officer of Jinzheng, serves as the legal representative of Jinmo.

Revenues from related parties and accounts receivable from related parties, net

The Company primarily provides products such as membranes, components and water purification equipment to Heilongjiang Binteer, Mojie, Daqing Wanjieyuan and Jinna. For the years ended December 31, 2016 and 2015, the Company generated net related party revenues from Heilongjiang Binteer, Mojie, Daqing Wanjieyuan and Jinna in the amount of $294,666 and $3,659,421, respectively. The Company had no revenues from related parties in the year ended December 31, 2017. The net accounts receivable from related parties amounted to $0 and $1,060,977 as of December 31, 2017 and 2016, respectively.

Net revenues from related parties consisted of the following:

	For the Years Ended December 31,
	2017	2016	2015
Heilongjiang Binteer	$-	$290,007	$1,213,905
Mojie	-	3,268	2,437,283
Jinna	-	1,391	-
Daqing Wanjieyuan	-	-	8,233
Total	$-	$294,666	$3,659,421

During the period from January 1, 2016 to December 7, 2016, Jinzheng sold equipment of $1,063,137 to Jinmo. The equipment sales were made prior to the disposal of Jinmo, recorded as intercompany sales and eliminated on consolidated statements of income and comprehensive income for the year ended December 31, 2016. The receivables in connection with the sales were outstanding as of December 31, 2016 and fully collected as of December 31, 2017.

Accounts receivable from related parties consisted of the following:

	December 31, 2017	December 31, 2016
Jinmo	$-	$1,063,137
Accounts receivable from related parties	-	1,063,137
Less: allowance for doubtful accounts	-	(2,160)
Accounts receivable from related parties, net	$-	$1,060,977

The movement of allowance for doubtful accounts for accounts receivable from related parties consisted of the following:

	December 31, 2017	December 31, 2016
Allowance for doubtful accounts, beginning balance	$-	$2,311
Increase	-	-
Decrease	-	-
Effects of foreign exchange rate	-	(151)
Allowance for doubtful accounts, ending balance	$-	$2,160

Materials supplied by related party and accounts payable to related party

The Company also purchased materials from Heilongjiang Binteer amounting to $556,692 and $2,971,017 for the years ended December 31, 2016 and 2015, respectively. The materials purchased include membrane column, membrane filter, and other components of water treatment equipment. There was no purchase from related parties in the year ended December 31, 2017.

For the year ended December 31, 2016, the total purchase from Heilongjiang Binteer represented cost of revenues from related party for 2016.  For the year ended December 31, 2015, total purchase from Heilongjiang Binteer of $2,971,017 and the purchase of $13,951 from 2014, totaling $2,984,968, constituted the cost of revenues from related party for 2015. The balance of accounts payable to related party was $0 as of December 31, 2017 and 2016.

Due from related parties

Due from related parties consisted of the following:

	December 31, 2017	December 31, 2016
Yue Zhang	$-	$683
Jinmo	-	2,880
Total	$-	$3,563

On January 29, 2015, the Company entered into a car leasing agreement with Yuebiao Li, pursuant to which the Company would lease Yuebiao Li’s personal car from February 1, 2015 to January 31, 2018 under a monthly rent of approximately $2,400 (RMB 15,000). The Company paid $28,898 (RMB 180,000) for twelve months’ use during 2015 and the balance of $2,311 (RMB 15,000) due from Yuebiao Li as of December 31, 2015 was expensed during 2016 with the use of the car. The agreement was terminated at the end of the year ended December 31, 2016.

From time to time, the Company advances to Yue Zhang, principal shareholder of the Company and Zhuo Zhang’s sister, in connection with the Company’s daily operations. The advances are in immaterial amount each time and reflected as due from Yue Zhang before invoices are issued by the Company’s service providers. For the year ended December 31, 2016, the Company advanced $240,492 to Yue Zhang and $239,809 has been used in ordinary course of business. The balance due from Yue Zhang was $0 and $683 as of December 31, 2017 and 2016, respectively.

The balance due from Jinmo represents non-secured short-term loan obtained from the Company, which bears no interest and was due on demand. The balance was paid off during 2017.

Due to related parties

Due to related parties consisted of the following:

	December 31, 2017	December 31, 2016
Zhuo Zhang	$-	$1,084
Yuebiao Li	-	713,915
Total	$-	$714,999

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business, expense related parties paid on behalf of the Company as well as the loans the Company obtained from related parties for working capital purposes. The loans owed to the related parties are interest free, unsecured and repayable on demand.

On August 31, 2015, Zhuo Zhang and Xiaojun Chen, on behalf of the Company, entered into a non-interest-bearing car loan agreement with Ping’an Bank, pursuant to which a loan of $25,834 (RMB167,708) was provided for car purchase. The loan was guaranteed and pledged by the Company. The loan was fully repaid on August 17, 2016.

In September 2015, Zhuo Zhang deposited $267,510 (RMB 1,736,596) in the bank on behalf of the Company, as pledge for bank acceptance notes issued by the Company. The deposits was used to settle the liabilities when the bank acceptance notes was due on March 26, 2016. The amount was repaid to Zhuo Zhang during the year ended December 31, 2016.

On November 28, 2016, Yantai Guotai Investment Limited Company (“Yantai Guotai”), Yuebiao Li, and Jinzheng entered into a borrowing agreement, pursuant to which (1)Yuebiao Li personally borrowed approximately $719,963 (RMB 5,000,000) from Yantai Guotai at annual interest rate of 10% for one year and (2) Jinzheng received and used the principal as zero-interest borrowing from Yuebiao Li, due on demand. The principal was received and used by Jinzheng and recorded as a loan from Yuebiao Li as of December 31, 2016. During the year ended December 31, 2017, repayments to Yuebiao Li totaled $739,973 (RMB 5,000,000).

On November 30 and December 28, 2016, respectively, the Company paid approximately $5,040 (RMB 35,000) and $2,160 (RMB 15,000) to purchase a trademark from Daqing Wanjieyuan.

C.	Interests of experts and counsel.

Not applicable for annual reports on Form 20-F.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

See information provided in response to Item 18 below.

Legal and Administrative Proceedings

In November 2017, Beijing Tiandiren Environ-Tech Company Limited brought a lawsuit against Jinzheng in Beijing Intellectual Property Court in Beijing, China, alleging that Jinzheng infringed on its patent on manufacturing DTNF membranes. The plaintiff claimed total damages in the amount of approximately $153,695 (RMB 1,000,000). The Company is vigorously defending itself against the claim and has filed an application for invalidation to the patent review committee of the court and requested to dismiss the case. As of the filing date, the application for invalidation has been denied, and the trial date for this case has not been set. Management believes the liability to the Company that may arise as a result of the case is not probable.

Dividend Policy

The holders of our common shares are entitled to dividends out of funds legally available when and as declared by our board of directors subject to the BVI Act. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our subsidiaries and other holdings and investments. Our subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In particular, Chinese regulations may restrict the ability of Jinzheng to pay dividends to us. See “Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

B.	Significant Changes.

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A.	Offer and listing details.

Our common shares have been listed on the NASDAQ Capital Market since July 28, 2017 under the symbol “NEWA.” The table below shows, for the periods indicated, the high and low market prices for our shares.

	Price per share of common shares:
	High	Low
Annual highs and lows
Fiscal year 2017 (from July 28, 2017)	$16.24	$7.32

Quarterly highs and lows
Third quarter 2017 (from July 28, 2017)	$11.79	$7.32
Fourth quarter 2017	$16.24	$8.30
First quarter 2018	$21.50	$8.66
Second quarter 2018 (through April 27, 2018)	$28.20	$11.17

Monthly highs and lows
November 2017	$16.24	$8.60
December 2017	$14.10	$7.86
January 2018	$21.00	$8.66
February 2018	$13.69	$10.12
March 2018	$21.50	$12.38
April 2018 (through April 27, 2018)	$28.20	$11.17

B.	Plan of distribution.

Not applicable for annual reports on Form 20-F.

C.	Markets.

Our common shares are listed on the NASDAQ Capital Market under the symbol “NEWA.”

D.	Selling shareholders.

Not applicable for annual reports on Form 20-F.

E.	Dilution.

Not applicable for annual reports on Form 20-F.

F.	Expense and issue.

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

A.	Share Capital.

Not applicable for annual reports on Form 20-F.

B.	Memorandum and Articles of Association.

We incorporate by reference the description of our Memorandum and Articles of Association, as currently in effect in the British Virgin Islands, set forth in our registration statement on Form F-1, declared effective on July 27, 2017 (File No. 333-217355).

C.	Material Contracts.

Other than described elsewhere in this annual report, we did not have any other material contracts.

D.	Exchange Controls.

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the China Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities.

Circular 37

On July 4, 2014, SAFE issued Circular 37, which became effective as of July 4, 2014. According to Circular 37, Chinese residents shall apply to SAFE and its branches for going through the procedures for foreign exchange registration of overseas investments before contributing the domestic assets or interests to a SPV. An amendment to registration or filing with the local SAFE branch by such Chinese resident is also required if the registered overseas SPV’s basic information such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed. Although the change of overseas funds raised by overseas SPV, overseas investment exercised by overseas SPV and non-cross-border capital flow are not included in Circular 37, we may be required to make foreign exchange registration if required by SAFE and its branches.

Moreover, Circular 37 applies retroactively. As a result, Chinese residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB 300,000 for an organization or up to RMB 50,000 for an individual. In the event of failing to register, if capital outflow occurred, a fine up to 30% of the illegal amount may be assessed.

Chinese residents who control our Company are required to register with SAFE in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a Chinese company owned by Chinese residents in the future, such Chinese residents will be subject to the registration procedures described in Circular 37.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a Chinese company, which will become the Chinese subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign-Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC, Ministry of Commerce and SAFE.

Shareholder loans made by offshore parent holding companies to their Chinese subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of Chinese laws and regulations, including the Chinese Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their Chinese subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such Chinese subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the Chinese subsidiaries, both of which are subject to the governmental approval.

Regulation of Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of China (1993), as amended in 2013, the Foreign Investment Enterprise Law (1986), as amended in 2000, and the Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended respectively in 2001 and 2014.

Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

E.	Taxation.

The following sets forth the material British Virgin Islands, Chinese and U.S. federal income tax matters related to an investment in our common shares. It is directed to U.S. Holders (as defined below) of our common shares and is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold common shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

China Enterprise Income Tax

According to the Enterprise Income Tax Law of China (the “EIT Law”), which was promulgated on March 16, 2007, became effective on January 1, 2008, and last amended on February 24, 2017, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%, unless they qualify for certain exceptions. The Regulation on the Implementation of Enterprise Income Tax Law of China (the “EIT Rules”) was promulgated on December 6, 2007 and became effective on January 1, 2008.

On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises, which retroactively became effective on January 1, 2008. Under the EIT Law, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Jinzheng was granted the high and new technology enterprise (“HNTE”) qualification valid until the year-end of 2017. There can be no assurance, however, that Jinzheng will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Jinzheng’s “high and new technology enterprise” status in the future.

Uncertainties exist with respect to how the EIT Law applies to the tax residence status of Newater and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, at April 22, 2009 which provides that a foreign enterprise controlled by a Chinese company or a Chinese company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied:

●	the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in China;

●	its financial and human resources decisions are made by or are subject to approval by persons or bodies in China;

●	its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and

●	more than half of the enterprise’s directors or senior management with voting rights frequently reside in China.

We do not believe that we meet the conditions outlined in the preceding paragraph since Newater does not have a Chinese enterprise or enterprise group as our primary controlling shareholder. In addition, we are not aware of any offshore holding companies with a corporate structure similar to the Company that has been deemed a China “resident enterprise” by the Chinese tax authorities.

If we are deemed a China resident enterprise, we may be subject to the EIT at the rate of 25% on our global income, except that the dividends we receive from our Chinese subsidiaries may be exempt from the EIT to the extent such dividends are deemed dividends among qualified resident enterprises. If we are considered a resident enterprise and earn income other than dividends from our Chinese subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

China Value-Added Tax (“VAT”)

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended on November 10, 2008 and came into effect on January 1, 2009 and amended on February 6, 2016. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The VAT rate for the sale of most of our goods is 17%, and for the provision of services relating to construction work is 6%.

British Virgin Islands Taxation

Under the BVI Act as currently in effect, a holder of common shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common shares and all holders of common shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Act. In addition, shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	a dealer in securities or currencies;

●	a person whose “functional currency” is not the United States dollar;

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our common shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common shares.

Taxation of Dividends and Other Distributions on our Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the common shares are readily tradable on an established securities market in the United States, or in the event we are deemed to be a Chinese “resident enterprise” under the China tax law, we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Common Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the common shares. The gain or loss will generally be capital gain or loss. Capital gains are generally subject to United States federal income tax at the same rate as ordinary income, except that non-corporate U.S. Holders who have held common shares for more than one year may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2017. Our actual PFIC status for the current taxable years ending December 31, 2017 will not be determinable until after the close of such taxable years and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the common shares.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the common shares, you will include in ordinary income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted tax basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted tax basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your tax basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Common Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NASDAQ Capital Market. If the common shares are regularly traded on the NASDAQ Capital Market and if you are a holder of common shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold common shares in any year in which we are a PFIC, you will generally be required to file U.S. Internal Revenue Service Form 8621 to report your ownership of our common shares as well as distributions received on the common shares, any gain realized on the disposition of the common shares, any PFIC elections you would like to make in regard to the common shares, and any information required to be reported pursuant to such an election.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our common shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to common shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold shares. U.S. Holders are urged to consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on the applicable IRS Form W-8BEN.

F.	Dividends and Paying Agents.

Not applicable for annual reports on Form 20-F.

G.	Statement by Experts.

Not applicable for annual reports on Form 20-F.

H.	Documents on Display.

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at www.newater.cc. In addition, we will provide hard copies of our annual report free of charge to shareholders upon request.

I.	Subsidiary Information.

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. As of December 31, 2017, we had $8,914,300 in outstanding bank borrowings, with an effective interest rate of 4.412%. As of December 31, 2016, we had outstanding bank loans of $2,807,857, with an effective interest rate of 5.722%.

As of December 31, 2017, if effective interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our Company would have been RMB 602,339 ($89,143) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

As of December 31, 2016, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our Company would have been RMB 165,750 ($24,947) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

Credit Risk

As of December 31, 2017, we had cash and cash equivalents of $3,118,080. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The exchange rate between RMB and U.S. dollar fluctuates frequently. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

Currently, our assets, liabilities, revenues and costs are denominated in RMB and in U.S. dollars. Our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars in the future.

Commodity Risk

We are not exposed to commodity price risk.

Item 12. Description of Securities Other Than Equity Securities

With the exception if Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the company does not have any American Depository Shares.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10.B – Additional Information – Memorandum and articles of association” for a description of the rights of securities holders, which remain unchanged.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

As of December 31, 2017 (the “Evaluation Date”), the company carried out an evaluation, under the supervision of and with the participation of management, including the company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the company’s disclosure controls and procedures were effective and designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

(b)	Management’s annual report on internal control over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 15T. Controls and Procedures

Not applicable.

Item 16. [Reserved]

Item 16A. Audit Committee and Financial Expert

The company’s Board of Directors has determined that Mr. Zhicun Chen qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market standards. The company’s Board of Directors has also determined that Mr. Chen and the other members of the Audit Committee are all “independent” in accordance with the applicable NASDAQ Capital Market standards.

Item 16B. Code of Ethics

Our board of directors has adopted a code of ethics that applies to all of our directors, executive officers and employees. We have filed our code of ethics as an exhibit to our registration statement on Form F-1, declared effective on July 27, 2017 (File No. 333-217355). The code is also available on our official website under the investor relations section at www.newater.cc

Item 16C. Audit-Related Fees

Audit Fees

During fiscal 2017 and 2016, MaloneBailey, LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $270,000 and $160,000, respectively.

Audit-Related Fees

During fiscal 2017 and 2016, the Company did not incur audit-related services for services rendered in connection with financial due diligence of the company in connection with the company’s initial public offering.

Tax Fees

The company has not paid Malone Bailey, LLP for tax services in fiscal 2017, 2016 and 2015.

All Other Fees

The company has not paid Malone Bailey, LLP for any other services in fiscal 2017, 2016 and 2015.

Audit Committee Pre-Approval Policies

Before MaloneBailey, LLP was engaged by the company to render audit or non-audit services, the engagement was approved by the company’s audit committee. All services rendered by MaloneBailey, LLP have been so approved.

Item 16D. Exemptions form the Listing Standards for the Audit Committee

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and the Affiliated Purchasers

Neither the company nor any affiliated purchaser has purchased any shares or other units of any class of the company’s equity securities registered by the company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2017.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value.

Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers like the company to follow their home country practice rather than this shareholder approval requirement. The company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above.

In order to qualify for the exemption set forth in Rule 5615(a)(3), we must promptly notify NASDAQ of our intention to utilize our home country practice of the British Virgin Islands by providing NASDAQ a written statement from independent counsel licensed in the British Virgin Islands. The written statement provided to NASDAQ must state that the British Virgin Islands does not have an equivalent to NASDAQ’s 20% rule and that our current practice is both legal and an accepted business practice in the British Virgin Islands. We have not determined whether we will follow our home practice of not obtaining shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Therefore, currently there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq rules.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Newater Technology, Inc. are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit
1.1	Memorandum and Articles of Association (1)

2.1	Specimen Common Share Certificate (1)

4.1	Equity Transfer Agreement of Yantai Jinzheng Eco-Technology Co., Ltd. dated January 25, 2016 (1)

4.2	Equity Transfer Agreement of Yantai Jinzheng Eco-Technology Co., Ltd. dated February 5, 2016 (1)

4.3	Employment Agreement of Yuebiao Li (2)

4.4	Employment Agreement of Zhuo Zhang (2)

4.5	Translation of January 20, 2016 financial supporting agreement with Laishan District Economic Development Area. (1)

4.6	Translation of July 19, 2016 assignment of land use right transfer agreement with Yantai Aotesai Energy Ltd. (1)

4.7	Translation of Convertible Debt Agreement dated June 6, 2016 by and between Newater Technology, Newater HK, Jinzheng and Hairwong Wang (1)

4.8	Translation of Convertible Debt Agreement dated June 6, 2016 by and between Newater Technology, Newater HK, Jinzheng and Honghua Liu (1)

4.9	Translation of Convertible Debt Agreement dated June 6, 2016 by and between Newater Technology, Newater HK, Jinzheng and Yang Gao (1)

4.10	Translation of Convertible Debt Agreement dated June 6, 2016 by and between Newater Technology, Newater HK, Jinzheng and Yuxiang Qi (1)

Exhibit
4.11	Translation of June 28, 2017 line of credit with Huaxia Bank Co., Ltd. (1)

4.12	Translation of September 28, 2017 loan agreement with Industrial and Commercial Bank of China

8.1	List of Subsidiaries (1)

11.1	Code of Ethics (1)

12.1	Certification of the Chief Executive Officer of Newater Technology, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Executive Officer of Newater Technology, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer of Newater Technology, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer of Newater Technology, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Labels Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Filed as an exhibit to the Newater Technology, Inc.’s Registration Statement on Form F-1, as amended on Form F-1 (Registration No. 333-217355) initially filed on April 18, 2017 and hereby incorporated by reference.
(2)	Filed as an exhibit to Newater Technology, Inc.’s Report on Form 6-K, filed on December 1, 2017 and incorporated reference.

SIGNATURES

The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEWATER TECHNOLOGY, INC.

By:	/s/ YUEBIAO LI
Yuebiao Li
Chief Executive Officer

Date: April 30, 2018

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Newater Technology, Inc. and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Newater Technology, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2016.

Houston, Texas

4/30/2018

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2017	2016

ASSETS
Current assets
Cash and cash equivalents	$3,118,080	$1,484,762
Restricted cash, current	6,753,685	1,439,926
Accounts receivable, net	6,050,495	2,637,236
Accounts receivable from related party, net	-	1,060,977
Notes receivable	-	68,108
Inventories	10,279,397	4,840,234
Deferred cost of revenue	2,547,580	-
Advances to suppliers and other current assets, net	2,885,510	2,528,411
Due from related parties	-	3,563
Total current assets	31,634,747	14,063,217

Restricted cash, non-current	500,000	-
Property, plant and equipment, net	10,449,466	1,199,611
Land use rights, net	2,243,183	2,143,002
Deferred tax assets	518,251	181,003
Other non-current assets	-	4,591
Total assets	$45,345,647	$17,591,424

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and bank acceptance notes to vendors	$4,903,058	$1,844,077
Loans due within one year	9,020,697	2,879,853
Due to related parties	-	714,999
Deferred income	-	25,919
Advances from customers	1,408,208	833,742
Income tax payables	501,921	329,212
Accrued expenses and other payables	8,509,425	210,400
Total current liabilities	24,343,309	6,838,202

Long term loans	11,050	-
Total liabilities	24,354,359	6,838,202

Shareholders’ equity
Common shares ($0.001 par value, 200,000,000 shares authorized, 10,809,000 and 9,199,000 shares issued and outstanding as of December 31, 2017 and 2016, respectively)	10,809	9,199
Additional paid-in capital	15,059,181	7,949,466
Statutory reserves	705,698	382,802
Retained earnings	5,228,733	2,960,698
Accumulated other comprehensive loss	(13,133)	(548,943)
Total shareholders’ equity	20,991,288	10,753,222
Total liabilities and shareholders’ equity	$45,345,647	$17,591,424

The accompanying notes are an integral part of these consolidated financial statements

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2017	2016	2015

Net revenues	$25,339,497	$11,985,055	$3,318,833
Net revenues from related parties	-	294,666	3,659,421
Total revenues	25,339,497	12,279,721	6,978,254
Cost of revenues	17,077,129	7,182,081	778,903
Cost of revenues from related party	-	556,692	2,984,968
Total cost of revenues	17,077,129	7,738,773	3,763,871
Gross profit	8,262,368	4,540,948	3,214,383
Operating expenses:
Selling, general and administrative	5,575,086	3,146,521	1,643,313
Total operating expenses	5,575,086	3,146,521	1,643,313
Income from operations	2,687,282	1,394,427	1,571,070
Interest expense	242,707	155,553	164,613
Interest income	(112,592)	(5,091)	(2,612)
Government grants	(513,538)	(1,750,726)	-
Other expenses	3,956	12,534	10,642
Total other expense (income)	(379,467)	(1,587,730)	172,643
Income before income tax provisions	3,066,749	2,982,157	1,398,427
Income tax provisions	475,818	548,437	452,850
Net income	$2,590,931	$2,433,720	$945,577
Other comprehensive income (loss)
Foreign currency translation adjustment	535,810	(383,947)	(166,349)
Total comprehensive income	$3,126,741	$2,049,773	$779,228

Earnings per common share
Basic	$0.26	$0.28	$0.12
Diluted	$0.26	$0.28	$0.10
Weighted average number of common shares outstanding
Basic	9,864,479	8,767,738	8,200,000
Diluted	9,864,479	8,767,738	9,160,087

The accompanying notes are an integral part of these consolidated financial statements

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Shares	Common Shares	Additional Paid-in Capital	Retained Earnings (Deficit)	Statutory Reserves	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance, January 1, 2015	8,200,000	$8,200	$787,151	$(35,797)	$-	$1,353	$760,907
Net income	-	-	-	945,577	-	-	945,577
Capital contribution from owners	-	-	2,212,796	-	-	-	2,212,796
Statutory reserves	-	-	-	(92,995)	92,995	-	-
Foreign currency translation adjustment	-	-	-	-	-	(166,349)	(166,349)
Balance, December 31, 2015	8,200,000	8,200	2,999,947	816,785	92,995	(164,996)	3,752,931
Net income	-	-	-	2,433,720	-	-	2,433,720
Capital contribution from owners	-	-	198,917	-	-	-	198,917
Statutory reserves	-	-	-	(289,807)	289,807	-	-
Issuance of common shares for debt conversion	999,000	999	3,846,001	-	-	-	3,847,000
Issuance of common shares for cash	-	-	5,323,026	-	-	-	5,323,026
Capital distribution in connection with acquisition of a subsidiary	-	-	(4,418,425)	-	-	-	(4,418,425)
Foreign currency translation adjustment	-	-	-	-	-	(383,947)	(383,947)
Balance, December 31, 2016	9,199,000	9,199	7,949,466	2,960,698	382,802	(548,943)	10,753,222
Net income	-	-	-	2,590,931		-	2,590,931
Statutory reserves	-	-	-	(322,896)	322,896	-	-
Issuance of common shares for cash	1,610,000	1,610	7,109,715	-	-	-	7,111,325
Foreign currency translation adjustment	-	-	-	-	-	535,810	535,810
Balance, December 31, 2017	10,809,000	$10,809	$15,059,181	$5,228,733	$705,698	$(13,133)	$20,991,288

The accompanying notes are an integral part of these consolidated financial statements

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2017	2016	2015
Cash flows from operating activities
Net income	$2,590,931	$2,433,720	$945,577
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expense	233,493	187,662	86,396
Bad debt expense	229,707	76,459	39,173
Deferred income taxes	(312,997)	(82,162)	(106,401)
Loss on disposal of property, plant and equipment	-	-	6,199
Gain on disposal of subsidiary	-	(789)	-
Changes in assets and liabilities:
Accounts receivable	(3,345,269)	(1,410,115)	(1,411,777)
Accounts receivable from related parties	1,090,465	3,645,922	(3,754,977)
Notes receivable	70,000	(56,139)	64,218
Inventories	(4,923,400)	(2,743,853)	(1,890,918)
Deferred cost of revenue	(2,453,097)	-	-
Advances to suppliers and other current assets	(412,955)	(2,289,933)	(540,737)
Advances to supplier - related party	-	-	793,106
Due from related parties	703	75,469	(1,023)
Other non-current assets	4,719	22,857	132,971
Accounts payable and bank acceptance notes to vendors	2,825,887	1,079,258	582,555
Accounts payable to related party	-	(2,140,504)	1,159,416
Deferred income	(26,639)	(30,102)	61,007
Advances from customers	499,067	425,736	(42,227)
Due to related parties	5,102	(28,257)	(68,302)
Income tax payables	144,944	(181,386)	550,163
Accrued expenses and other payables	589,638	352,502	437,151
Net cash used in operating activities	(3,189,701)	(663,655)	(2,958,430)
Cash flows from investing activities
Purchase of land use rights	-	(2,261,745)	-
Purchase of property, plant and equipment	(1,482,360)	(66,641)	(1,218,404)
Proceeds from disposal of property, plant and equipment	-	-	9,296
Advances to third parties	(1,236,490)	(301,019)	(40,136)
Repayments from third parties	1,236,490	338,646	-
Advances to related parties	-	(239,467)	(353,767)
Repayments from related parties	2,960	473,320	20,871
Net change in restricted cash	(5,712,407)	(922,380)	(621,567)
Cash received in connection with disposal of subsidiary	-	(1,209)	-
Net cash used in investing activities	(7,191,807)	(2,980,495)	(2,203,707)
Cash flows from financing activities
Proceeds from issuances of common shares	7,111,325	5,323,026	-
Capital contribution from shareholders	-	198,917	2,212,796
Capital distribution in connection with acquisition of a subsidiary	-	(4,418,425)	-
Borrowings from related parties	-	2,558,661	478,969
Repayment to related parties	(739,973)	(1,982,733)	(799,590)
Proceeds from loans due within one year	8,805,683	11,613,289	4,013,614
Repayment of loans	(3,283,830)	(8,142,563)	(642,178)
Net cash provided by financing activities	11,893,205	5,150,172	5,263,611
Effect of foreign exchange rate changes on cash and cash equivalents	121,621	(156,412)	(3,080)
Net increase in cash and cash equivalents	1,633,318	1,349,610	98,394
Cash and cash equivalents, beginning of the year	1,484,762	135,152	36,758
Cash and cash equivalents, end of the year	$3,118,080	$1,484,762	$135,152
Supplemental cash flow information
Cash paid for interest	$244,753	$307,797	$8,354
Cash paid for income taxes	$656,602	$812,637	$9,088

Non-cash investing and financing activities:
Stock issued for debt conversion	$-	$3,847,000	$-
Properties acquired with loans	$206,000	$-	$-
Liabilities assumed in connection with purchase of property, plant and equipment	$7,445,478	$-	$-

The accompanying footnotes are an integral part of these consolidated financial statements

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – ORGANIZATION

Newater Technology, Inc. (“Newater Technology”) was incorporated on September 30, 2015 under the laws of the British Virgin Islands. On November 4, 2015, Newater Technology incorporated a wholly owned subsidiary, Newater HK Limited (“Newater HK”) in Hong Kong for the purpose of being a holding company for the equity interest in Yantai Jinzheng Eco-Technology Co., Ltd. (“Jinzheng”). Other than the equity interest in Newater HK, Newater Technology does not conduct any operations or own any material assets or liabilities except for cash, restricted cash and prepaid professional fees. Newater HK does not conduct any operations or own any material assets or liabilities except for cash, restricted cash, professional fees payable, and the 100% of the equity interest of Jinzheng which it acquired on January 25, 2016.

Jinzheng was founded in Yantai City, Shandong Province, People’s Republic of China (“PRC”) on July 5, 2012 as a limited liability company. Prior to December 8, 2016, Jinzheng had a wholly owned subsidiary, Shandong Jinmo Recycled Water Resource Co., Ltd. (“Jinmo”), which was incorporated on March 19, 2015, in Yantai City, Shandong Province, PRC. Jinmo, prior to being disposed of in December 2016, and Jinzheng are engaged in the business of manufacturing and selling Disk Tube Reverse Osmosis (“DTRO”) and Disk Tube Nanofiltration (“DTNF”) membrane filtration products, delivering water purifying installation projects, and providing water treatment services.

On January 25, 2016, and February 5, 2016, respectively, Newater HK entered into an equity transfer agreement and a supplementary equity transfer agreement with Yuebiao Li, Zhuo Zhang, and Yue Zhang, the shareholders of Jinzheng at the time, to acquire 100% of the equity interests in Jinzheng (“reorganization”).

On December 8, 2016, the Company transferred 100% of its equity interests in Jinmo to a third party company, Beijing Hezhong Qingyuan Environmental Protection Science and Technology Co., Ltd., for a consideration of RMB 220,000 (approximately $31,678).

As a result, Jinmo, prior to it being disposed of on December 8, 2016, Newater HK, and Jinzheng are referred to as subsidiaries. Newater Technology and its consolidated subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

Immediately before and after the reorganization, the shareholders of Jinzheng controlled Jinzheng and Newater Technology. Therefore, for accounting purposes, the reorganization is accounted for as a transaction between entities under common control. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented. The historical cost of the both parties are carried forward.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

This basis of accounting differs in certain material respects from that used for the preparation of the books of Jinzheng and Jinmo, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with limited liabilities established in the PRC (“PRC GAAP”), the accounting standards used in the places of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of Jinzheng and Jinmo to present them in conformity with U.S. GAAP.

The accompanying consolidated financial statements consolidate the financial statements of Newater Technology, its 100% owned subsidiary Newater HK, Newater HK’s 100% owned subsidiary Jinzheng, and Jinzheng’s 100% owned subsidiary Jinmo prior to December 2016. All significant intercompany balances and transactions have been eliminated. The results of subsidiaries acquired or disposed of during the respective periods are included in the consolidated statements of income and comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of Newater Technology and Newater HK is United States dollar. The functional currency of Jinzheng and Jinmo is Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of income and comprehensive income.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, allowance for doubtful accounts, contingencies and litigation, total costs in connection with service revenues, valuation of inventories and income taxes including the valuation allowance for deferred tax assets. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in time deposits, certificates of deposit and all other highly liquid instruments with original maturities of three months or less.

Restricted Cash

The current portion of restricted cash includes bank deposits used to pledge bank acceptance notes, cash deposits pledged in exchange for guarantee service provided by third party and certificate of deposit pledged for bank loan obtained from a bank. The Company entered into credit agreements with commercial banks in China (“endorsing banks”) which agree to provide credit within stipulated limits. Within the stipulated credit limits, the Company can issue bank acceptance notes to its suppliers as payments for purchases. In order to issue bank acceptance notes, the Company is generally required to make initial deposits to the endorsing banks in amounts of certain percentage of the face amount of the bank acceptance notes to be issued by the Company. The cash in such accounts is restricted for use over the terms of the bank acceptance notes, which are normally three to six months.

The non-current portion of restricted cash represents cash deposited into an escrow account to satisfy the initial $500,000 in potential indemnification obligations arising during an escrow period of two years following the closing date of August 2, 2017 of the Company’s initial public offering.

Accounts Receivable and Allowance for Bad Debts

The Company presents accounts receivables, net of allowances for doubtful accounts and returns, to ensure accounts receivable are not overstated due to being uncollectible.

Accounts receivable consists principally of amounts due from trade customers. Credit is extended based on an evaluation of the customer’s financial condition and collateral is not generally required. Certain credit sales are made to industries that are subject to cyclical economic changes.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its clients to make required payments or to cover potential credit losses. Estimates are based on historical collection experience, current trends, credit policy and relationship between accounts receivable and revenues. In determining these estimates, the Company examines historical write-offs of its receivable and reviews each client’s account to identify any specific customer collection issues.

Retentions Receivable

Retentions receivable represent the amount withheld by customers until the warranty period, usually one to two years, is over. Retentions receivable which were expected to be collected within one year of $670,877 and $708,424 were included in the balance of accounts receivable as of December 31, 2017 and 2016, respectively. Retentions receivable which were expected to be collected after one year were presented separately as other non-current asset. Retentions receivable from related parties which were expected to be collected within one year of $0 and $53,833 were included in the balance of accounts receivable from related party, net as of December 31, 2017 and 2016, respectively.

Inventories

Inventories, consisting of raw materials, work in progress and finished goods are stated at the lower of cost or net realizable value utilizing the weighted average method. Cost includes all costs of purchase, cost of conversion and other costs incurred to bring the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to sell.

The valuation of inventory requires the Company to estimate excess and slow moving inventories. The Company evaluates the recoverability of the inventory based on assumption about expected demand and market conditions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized. Gains and losses on disposal of property, plant and equipment are recognized in the statement of income and comprehensive income based on the net disposal proceeds less the carrying amount of the assets.

Depreciation of property, plant and equipment is calculated based on cost, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. Estimated useful lives are as follows:

Machinery equipment	10 years
Computer software	10 years
Electronic equipment	5 years
Office equipment	5 years
Motor vehicles	10 years
Buildings	20 years
Leasehold improvements	The lesser of remaining lease term or 5 years

Construction in progress mainly represents expenditures on the Company’s factory under construction. All direct costs relating to the acquisition or construction of the Company’s factory including interest cost are capitalized as construction in progress. Construction in progress is not depreciated until the asset is placed in service.

Land Use Rights

According to the law of China, the government owns all the land in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. Land use rights are being amortized using the straight-line method over the estimated useful life of 50 years.

Impairment of Long-Lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. For the years ended December 31, 2017, 2016 and 2015, the Company did not record any impairment charges on long-lived assets.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, current portion of restricted cash, accounts receivable, notes receivables, inventories, deferred cost of revenue, advances to suppliers and other current assets, accounts payable and bank acceptance notes to vendors, loans due within one year, advances from customers, deferred income, income tax payables, and accrued expenses and other payables, the carrying amounts approximate their fair values due to the short maturities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of income and comprehensive income on a straight-line basis over the lease period.

Earnings per Share

Basic earnings per common share is computed by dividing net earnings attributable to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing net income attributable to common stockholders by the sum of the weighted average number of common stock outstanding and dilutive potential common stock during the year. Potentially dilutive common shares consist of common stock warrants using the treasury stock method. Common equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

Revenue Recognition

The Company derives its revenues from: (1) sale of products such as water purifying membranes and water purification equipment (“product revenues”); (2) sale of water purifying installation projects (“project revenues”); and (3) providing wastewater treatment services such as landfill leachate treatment and purification (“service revenues”). The Company recognizes revenue when title and risk of loss have transferred to the customer, collection of relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Revenue consists of the invoiced value for the sales net of value-added tax (“VAT”), business tax, applicable local government levies, rebates, discounts and returns.

The Company chooses its customers with scrutiny and keeps record of collection of receivable. Receivables from customers with solid credit condition and history are considered probable to be collected.

There were no sales returns and allowances for the years ended December 31, 2017, 2016 and 2015. The Company does not provide unconditional right of return, pricing protection or any other concessions to its customers. Historically, warranty claims were immaterial.

For product sales, transfer of title and risk of loss occur when the membranes and equipment are delivered.

The following are the specific revenue recognition policies for project revenues and service revenues.

Project Revenues

The general contract terms of water purifying installation projects include project management, timeframe of the project, payment terms, rights and obligations of parties, acceptance criteria, and liability for breach of contract.

The term of project management specifies the details such as design and manufacturing of the water-purifying equipment, site installation, trial runs and technical support and training. A general contract is normally completed within two months and does not include a general right of return.

Transfer of title and risk of loss occur when the equipment is delivered and installed in accordance with the contractual terms. In instances where contractual terms include a provision for customer acceptance, revenue is recognized when either (i) the Company has previously demonstrated that the equipment meets the specified criteria based on either seller or customer-specified objective criteria or (ii) upon formal acceptance received from the customer if the equipment has not been previously demonstrated to meet customer-specified objective criteria.

The Company usually provides free after-sales service under project revenues, which includes warranty, technical support and training for a period ranging from one to two years. The actual after-sales expense was immaterial for the years ended December 31, 2017, 2016 and 2015.

Service Revenues

Service revenues are derived from the arrangements where the Company acts as a solution provider and purifies wastewater for customers. The general contract terms of wastewater treatment service include operation management, timeframe of the service, pricing and payment terms, rights and obligations of parties, testing criteria, and liability for breach of contract.

The term of pricing and payment specifies the details such as a fixed price per unit and that the ownership of materials and equipment belongs to the Company.

The Company recognizes service revenues using proportional performance method. Specifically, the revenues have been recognized based on the volume of wastewater purified multiplied by negotiated contract billing rates, an output method, assuming all other revenue recognition criteria are met. The Company had service revenues in the year ended December 31, 2017 for the first time.

Cost of Revenues and Deferred Cost of Revenue

The Company’s cost of revenues primarily consists of (i) materials and equipment costs, (ii) compensation and related overhead expenses for personnel involved in the customization of its products, delivery, installation and maintenance and services (“compensation and overhead costs”), (iii) contractor costs, and (iii) depreciation of equipment used in operations.

For product sales and project revenues, all costs associated with the sales are expensed when revenues are recognized. For service revenues, when revenue is recognized over multiple periods in accordance with the Company’s revenue recognition policies, total costs are deferred and amortized over the same period that associated service revenue is recognized. The costs incurred but not expensed yet are recognized as “Deferred cost of revenue” on the accompanying consolidated balance sheets. As of December 31, 2017 and 2016, deferred cost of revenue totaled $2,547,580 and $0, respectively.

Government Grants

Government grants include cash subsidies received from the PRC government by the subsidiaries of the Company. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local businesses. The government grant is recognized in the consolidated statements of income and comprehensive income when cash is received and the relevant performance criteria specified in the grant are met. In the years ended December 31, 2017, 2016 and 2015, the Company received government grants of approximately $487,000 (RMB 3,289,975), $1,721,000 (RMB 11,432,000) and $61,000 (RMB 380,000), respectively, and recognized approximately $514,000 (or RMB 3,469,975, including RMB 3,289,975 from issuance in 2017 and RMB 180,000 from issuance in 2015), $1,751,000 (or RMB 11,632,000, including RMB 11,432,000 from issuance in 2016 and RMB 200,000 from issuance in 2015), and $0 in the consolidated statements of income and comprehensive income, respectively. As of December 31, 2017 and 2016, approximately $0 and $26,000 were recorded as deferred income, respectively. The details including performance criteria are as follows:

Jinzheng received the following subsidies in 2015:

●	RMB 180,000 as Jinzheng’s research and development plan was chosen as one of the annual key plans of Shandong Province. (“RMB 180K Subsidy”)

●	RMB 200,000 as Jinzheng successfully applied for the subsidy of production and cooperation project of Yantai City, Laishan District. (“RMB 200K Subsidy”)

The above subsidies were subject to further research and development obligations and were recorded as deferred income in 2015. The research and development projects required by the RMB 200K Subsidy and RMB 180K Subsidy were completed in the years ended December 31, 2016 and 2017, respectively. Therefore the RMB 200,000 and RMB 180,000 received in 2015 were recognized in consolidated statements of income and comprehensive income in the years ended December 31, 2016 and 2017, respectively.

Jinzheng received the following subsidies in 2016:

●	RMB 500,000 as Jinzheng successfully applied for the subsidy of university-industry cooperation and international cooperation projects (“RMB 500K Subsidy”). The recognition requirements for the RMB 500K Subsidy include research and development projects completed with higher education institutions and collaboration with foreign companies with advanced technologies.

●	RMB 1,200,000 as Jinzheng successfully applied for the subsidy of special membrane project (“RMB 1.2M Subsidy”). The recognition requirements for the RMB 1.2M Subsidy include the commencement of special membrane project in Laishan District Economic Development Area in 2016 and tax payment of certain amount in the same year.

●	RMB 9,732,000 as Jinzheng successfully applied for the high technology subsidy (“RMB 9.7M Subsidy”). There is no specific requirement for the RMB 9.7M Subsidy.

The requirements of the above subsidies totaling RMB 11,432,000 received in 2016 were fully fulfilled and the subsidies were recognized in consolidated statements of income and comprehensive income for the year ended December 31, 2016.

Jinzheng received the following subsidies in 2017:

●	RMB 300,000 as Jinzheng successfully applied for the subsidy of innovation-driven development (“RMB 300K Subsidy”).

●	RMB 2,594,000 as Jinzheng successfully applied for the subsidy of special membrane project (“RMB 2.6M Subsidy”).

●	RMB 200,000 as Jinzheng was chosen as one of the Provincial Industrial Design Centers in Shandong Province.

●	RMB 100,000 as Jinzheng was chosen as the City DTRO Membrane Engineering Lab of Yantai City in Shandong Province.

●	RMB 95,975 as Jinzheng successfully applied for the subsidy on interest expense incurred by the Company for loans obtained.

The requirements of the above subsidies totaling RMB 3,289,975 received in 2017 were fully fulfilled and the subsidies were recognized as government grants in consolidated statements of income and comprehensive income for the year ended December 31, 2017.

Research and Development

Research and development costs are expensed as incurred. The costs primarily consist of raw materials consumed in research and development activities and salaries paid for the development and improvement of the Company’s products. Research and development costs for the years ended December 31, 2017, 2016 and 2015 were $1,355,648, $622,051 and $434,974, respectively, and are included in general and administrative expenses.

Selling Expenses

Selling expenses consist primarily of advertising, salaries, travelling and shipping and handling costs incurred during the selling activities. Advertising and transportation expenses are charged to expense as incurred.

Advertising costs in the amounts of $1,519, $7,931 and $8,816 for the years ended December 31, 2017, 2016 and 2015, respectively, are included in selling expenses.

Shipping and handling costs amounting to $14,178, $11,663 and $41,002 for the years ended December 31, 2017, 2016 and 2015, respectively, are included in selling expenses.

Income Taxes

The Company accounts for income taxes under the provision of FASB ASC 740-10, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Comprehensive Income/Loss

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income/loss, its components and accumulated balances. Components of comprehensive income/loss include net income/loss and foreign currency translation adjustments. As of December 31, 2017 and 2016, the only component of accumulated other comprehensive income/loss was foreign currency translation adjustments.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, restricted cash, notes receivables and accounts receivable arising from its normal business activities. The Company places its cash and restricted cash in what it believes to be credit-worthy financial institutions. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its notes receivable and accounts receivable credit risk exposure beyond such allowance is limited.

Related Parties Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information of separate operating segments based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by customer. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (ASC 606)”. Under ASU 2014-09, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted for periods beginning after December 15, 2016. The Company elected to adopt the new standard effective January 1, 2018. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective method). The Company elected adopting the standard using the modified retrospective method. Under this method, the Company will recognize the cumulative effect of adoption as an adjustment to its opening balance of retained earnings. The Company has identified its revenue streams and assessed each for the impacts. The Company expects the adoption of Topic 606 will not have a material impact in the timing or amount of revenue recognized, including the presentation of revenues in the Company’s consolidated statements of income and comprehensive income.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The amendments in ASU 2015-17 eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments in this ASU are effective for public business entities for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The amendments may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company adopted this amendment effective January 1, 2017. The adoption did not have an impact on our consolidated financial statements and related disclosures other than for reclassification of current deferred tax items to non-current for all periods presented.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, on its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. The Company plans to adopt the standard effective January 1, 2019. The Company anticipates this standard will have a material impact on the Company’s consolidated balance sheets. However, the Company does not expect the adoption will have a material impact on the consolidated statements of income and comprehensive income. While the Company is continuing to assess potential impacts of the standards, it’s expected that the most significant impact will be the recognition of a right-of-use asset and a lease liability for the ongoing leases.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. These amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company elected to adopt the standard effective January 1, 2018, and anticipates this standard will not have a material impact on the Company’s consolidated statements of cash flows.

In January 2017, the FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments - Equity Method and Joint Ventures (Topic 323)”. This pronouncement amends the SEC’s reporting requirements for public filers in regard to new accounting pronouncements or existing pronouncements that have not yet been adopted. Companies are to provide qualitative disclosures if they have not yet implemented an accounting standards update. Companies should disclose if they are unable to estimate the impact of a specific pronouncement, and provide disclosures including a description of the effect on accounting policies that the registrant expects to apply. These provisions apply to all pronouncements that have not yet been implemented by registrants. There are additional provisions that relate to corrections to several other prior FASB pronouncements. The Company has incorporated language into other recently issued accounting pronouncement notes, where relevant for the corrections in FASB ASU 2017-03. The Company is implementing the updated SEC requirements on not yet adopted accounting pronouncements with these consolidated financial statements.

Note 3 – RECLASSIFICATION

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on net earnings or financial position.

Note 4 – DISPOSAL

On December 8, 2016, the Company sold all of the assets and liabilities of Jinmo to a third party for proceeds of approximately $31,678 (RMB 220,000), which resulted in a gain on the transaction of $789. Including the gain on the sale transaction, Jinmo contributed $14,511 to income before income taxes provisions for the year ended December 31, 2016. Jinmo has historically been reported as a component of the Company’s operations and contributed $21,799 to income before income taxes provisions for the year ended December 31, 2015.

The disposal did not constitute a strategic shift that would have a major effect on the Company’s operations or financial results and as such, the disposal was not classified as discontinued operations in the accompanying consolidated financial statements for the year ended December 31, 2016.

Note 5 – RESTRICTED CASH

The current portion of restricted cash includes the bank deposit pledged for the bank acceptance notes issued to suppliers in the amount of $1,499,990, deposits for guarantee service provided by Yantai Financing Guarantee Co., Ltd. in the amount of $153,695 and certificate of deposits of $5,100,000 in the offshore bank account of Newater HK pledged for the short term loan of $4,610,845 (RMB 30,000,000) obtained from Industrial and Commercial Bank of China. Also see Note 12 for details on the short term loans. As of December 31, 2017 and 2016, the Company had current portion of restricted cash of $6,753,685 and $1,439,926, respectively.

As of December 31, 2017, the Company had non-current portion of restricted cash of $500,000 which was held as security in an escrow account to satisfy the initial $500,000 in potential indemnification obligations arising during an escrow period of two years following the closing date on August 2, 2017.

Note 6 – ACCOUNTS RECEIVABLE, NET

The net book value of accounts receivable consisted of the following as of December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
Accounts receivable	$6,326,723	$2,674,134
Less: allowance for doubtful accounts	(276,228)	(36,898)
Accounts receivable, net	$6,050,495	$2,637,236

The movement of allowance for doubtful accounts consisted of the following:

	December 31, 2017	December 31, 2016
Allowance for doubtful accounts, beginning balance	$36,898	$39,473
Increase	231,926	-
Decrease	-	-
Effects of foreign exchange rate	7,404	(2,575)
Allowance for doubtful accounts, ending balance	$276,228	$36,898

Note 7 – INVENTORIES

At December 31, 2017 and 2016, inventories consisted of the following:

	December 31, 2017	December 31, 2016
Raw materials	$2,833,317	$1,707,610
Work in progress	7,446,080	3,132,624
Finished goods	-	-
	10,279,397	4,840,234
Less: write-down of inventories	-	-
Inventories	$10,279,397	$4,840,234

Certain inventories have been pledged to obtain short term loans. See Note 12 for details.

Note 8 – ADVANCES TO SUPPLIERS AND OTHER CURRENT ASSETS, NET

As of December 31, 2017 and 2016, advances to suppliers and other current assets consisted of the following:

	December 31, 2017	December 31, 2016
Other current assets
VAT-input	$651,056	$-
Others	393,581	610,216
Total other current assets	1,044,637	610,216
Advances to suppliers	1,840,873	1,991,343
Total	2,885,510	2,601,559
Less: allowance for doubtful accounts	-	(73,148)
Advances to suppliers and other current assets, net	$2,885,510	$2,528,411

Other current assets include the value added tax pending for deduction, advances to employees for business travels or business development purpose and other miscellaneous receivables such as utility fees, social insurances, personal income tax paid in advance on behalf of employees and deposits, which include guarantee deposit, rent deposit, and security deposit for bidding customer projects.

The Company advanced RMB 2,000,000 (approximately $307,700) to Yantai Yezhan Economic and Trade Ltd., Co. on August 10, 2016. The loan bears annual interest of 5% and was due in six months. On September 29, 2016, the loan was fully repaid along with interest.

The Company advanced RMB 8,500,000 (approximately $1,236,490) to Yantai Runtai Medical Co., Ltd. on February 22, 2017. The loan bears an annual interest rate of 10% and was due in six months. On August 22, 2017, the loan was extended for another 4 months with the same interest rate. As of December 31, 2017, the loan was fully repaid along with interest.

Note 9 – PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2017 and 2016, property, plant and equipment consisted of the following:

	December 31, 2017	December 31, 2016
Machinery equipment	$1,143,605	$941,333
Electronic equipment	117,220	69,037
Office equipment	81,248	62,542
Motor vehicles	932,877	194,961
Buildings	106,038	89,661
Computer software	81,939	23,825
Construction in progress	8,350,135	-
Leasehold improvements	80,053	50,011
Total property, plant and equipment	10,893,115	1,431,370
Less: accumulated depreciation	(443,649)	(231,759)
Property, plant and equipment, net	$10,449,466	$1,199,611

During the year ended December 31, 2017, the liabilities assumed in connection with purchase of property, plant and equipment totaled $7,445,478. The liabilities were included in accrued expenses and other payables in the accompanying consolidated balance sheets as of December 31, 2017.

Depreciation expense for the years ended December 31, 2017, 2016 and 2015, was $188,995, $165,906 and $86,396, respectively.

Certain properties and equipment have been pledged to obtain short term loans. See Note 12 for details.

Note 10 – LAND USE RIGHTS, NET

As of December 31, 2017 and 2016, land use rights consisted of the following:

	December 31, 2017	December 31, 2016
Cost	$2,311,611	$2,163,815
Less: accumulated amortization	(68,428)	(20,813)
Land use rights, net	$2,243,183	$2,143,002

Amortization expense for the years ended December 31, 2017, 2016 and 2015 was $44,498, $21,756 and $0, respectively.

On July 19, 2016, the Company entered into a land use rights transfer agreement with Yantai Aotesai Energy Ltd., pursuant to which the Company purchased the land use rights of a parcel of land of 32,442 square meters located in Laishan District Economic Development Area for a total consideration of approximately $2,248,829 (RMB 14,598,725). The land use rights were placed into use in the year ended December 31, 2016, when the full payments were made. Certificate of the land use rights was obtained in March 2017.

The land use rights have been pledged to obtain short term loans and other guarantees. See Note 12 for details.

Note 11 – DEFERRED TAX ASSETS

The components of the deferred tax assets are as follows:

	December 31, 2017	December 31, 2016
Deferred tax assets, non-current
Unpaid accrued expenses	$52,474	$57,221
Allowance for doubtful accounts	41,434	5,859
Expense cut-off	-	10,972
Others	424,343	106,951
Deferred tax assets	518,251	181,003
Less: valuation allowance	-	-
Deferred tax assets, non-current	$518,251	$181,003

Deferred taxation is calculated under the liability method in respect of taxation effect arising from all timing differences, which are expected with reasonable probability to realize in the foreseeable future. The Company’s subsidiary registered in the PRC is subject to income taxes within the PRC at the applicable tax rate.

Note 12 – LOANS

Loans and related guarantees are comprised of the following:

	Guarantees and Pledges	December 31, 2017	December 31, 2016
Bank of Qingdao, Yantai Branch	Yantai Financing Guarantee Co., Ltd.; Yuebiao Li, principal shareholder, Chairman of the Board and Chief Executive Officer of the Company, and his wife; Zhuo Zhang, principal shareholder, Director and Chief Financial Officer of the Company	$1,536,948	$-
Industrial and Commercial Bank of China, Yantai Economic Development Zone Branch	Pledged by the Company with certificate of deposit of $5,100,000	4,610,845	-
Bank of China, Yantai Bonded Port Areas Branch	Yantai Runtai Medical Co., Ltd. (“Runtai”); Yuebiao Li, principal shareholder, Chairman of the Board and Chief Executive Officer of the Company, and his wife; Zhuo Zhang, principal shareholder, Director and Chief Financial Officer of the Company, and her husband; Yue Zhang, principal shareholder, sister of Zhuo Zhang who is principal shareholder, Director and Chief Financial Officer of the Company; Xiaojun Chen and Yuezhang each pledged an apartment for this loan	-	1,151,941
Bank of China, Yantai Bonded Port Areas Branch	Runtai; Yuebiao Li, principal shareholder, Chairman of the Board and Chief Executive Officer of the Company, and his wife; Pledged with an apartment owned by Yue Zhang, principal shareholder, sister of Zhuo Zhang	1,229,559	-
Yantai Branch, China Everbright Bank	Yuebiao Li, principal shareholder, Chairman of the Board and Chief Executive Officer of the Company and his wife; Zhuo Zhang, principal shareholder, Director and Chief Financial Officer of the Company;	-	215,990
Huaxia Bank Co., Ltd., Yantai Xingfu Branch	Runtai; Yuebiao Li, principal shareholder, Chairman of the Board and Chief Executive Officer of the Company, and his wife; Zhuo Zhang, principal shareholder, Director and Chief Financial Officer of the Company, and her husband; Pledged by the Company’s property and equipment	-	1,439,926
Huaxia Bank Co., Ltd.; Yantai Xingfu Branch	Runtai; Yuebiao Li, principal shareholder, Chairman of the Board and Chief Executive Officer of the Company, and his wife; Zhuo Zhang, principal shareholder, Director and Chief Financial Officer of the Company, and her husband; Pledged by the Company’s inventories	1,536,948	-
Daqing Yahualong Lubricating Oil Selling Ltd.		-	71,996
eCapital (China) Leasing Co., Ltd.		88,266	-
Total short term loans		9,002,566	-
Volkswagen Finance (China) Co., Ltd.		29,181	-
Total loans		9,031,747	2,879,853
Less: short term loans and current portion of long term loans		9,020,697	-
Long term loans - due over one year		$11,050	$-

On February 2, 2015, the Company entered into a one-year loan contract with Beijing Bangruisi Investment Co., Ltd. (“Bangruisi”), pursuant to which the Company borrowed $2,310,643 (RMB 15,000,000) with an annual interest rate of 10%, and Yuebiao Li, principal shareholder, Chairman of the Board and Chief Executive Officer of the Company, transferred 1% of the Company’s equity interest to a person assigned by Bangruisi as the pledge. Bangruisi would have the option to extend the loan for another year upon maturity. In addition, Bangruisi would have the right to convert all or part of the loan into contributed capital of Jinzheng at a price of $2,310,643 (RMB 15,000,000) for 20% equity interest within two years from inception of the loan and the right would not expire in case of early repayment. Furthermore, the Company granted Bangruisi a transferable option to acquire a maximum of 5% of the Company’s equity interest by a consideration of $770,214 (RMB 5,000,000). If Bangruisi decides to purchase less than 5% of the Company’s equity interest, the consideration would be adjusted proportionately. The 5% interest could be repurchased by Yuebiao Li and Zhuo Zhang with a price of $1,540,428 (RMB 10,000,000) upon the consent of Bangruisi. If the Company were to accept capital contributions at terms which were more favorable to other investors, Yuebiao Li and Zhuo Zhang should compensate Bangruisi for the price difference and Bangruisi would enjoy the same favorable terms. The contract also states that Yuebiao Li and Zhuo Zhang were obligated to pay for certain penalty if the net income of Jinzheng did not reach $2,310,643 (RMB 15,000,000) and $4,621,286 (RMB 30,000,000) for the year of 2015 and 2016, respectively. If the Company did not generate sufficient net income to meet the net income requirement in 2015, it would be allowed to make up for the deficiency in 2016. In events of default, Bangruisi could choose one of the following settlements: (1) demand penalty at a daily rate of 1‰ of the unpaid portion, or (2) convert the defaulted amount to contributed capital and have 40% of the Company’s equity interest.

The Company made full repayment of the principal and accrued interest in January 2016 and the 1% equity interest was returned. Consequently, the agreement was fully terminated and the Company was not subject to any further obligations.

On June 30, 2015, the Company borrowed a ten-month non-interest bearing loan of $462,129 (RMB 3,000,000) from Runtai and made payment of $308,086 (RMB 2,000,000) in the same year. The remaining balance was repaid in March 2016.

On July 9, 2015, the Company borrowed a one-year loan of $154,043 (RMB 1,000,000) with an annual interest rate of 7.275% from Bank of China, Yantai Changjiang Road Branch and made full payment in advance on November 9, 2015.

On November 10, 2015, the Company borrowed a non-interest bearing loan of $154,043 (RMB 1,000,000) from a third party individual for working capital purposes and made full payment in the same quarter.

On November 10, 2015, the Company entered into a one-year loan agreement with Bank of China, Yantai Bonded Port Areas Branch to borrow $770,214 (RMB 5,000,000) with an annual interest rate of 5.665%. The loan was jointly guaranteed by Runtai, Yuebiao Li and his wife, Xiaojun Chen, husband of Zhuo Zhang, and Yue Zhang and fully repaid on October 25, 2016. On the same day, the Company entered into another loan agreement with the same bank to borrow approximately $1,151,941 (RMB 8,000,000) for working capital purposes. The loan was due on October 24, 2017 with a floating interest at the prime rate issued by National Inter-Bank Borrowing Center on the initial drawdown date plus 135.50 points. The loan was guaranteed by parties listed above and Xiaojun Chen and Yue Zhang each had a house pledged for the loan. The agreement also specified that the Company should use the land use rights of the parcel of land of 32,442 square meters which was transferred from Aotesai as pledge once the transfer procedure was completed. See Note 10 for the details on the land use rights. The Company fully repaid the loan on October 26, 2017. On November 1, 2017, the Company entered into a loan agreement with the same bank to borrow approximately $1,229,559 (RMB 8,000,000) due on November 1, 2018 for working capital purposes. The loan bears an annual interest rate of 5.873% payable quarterly in arrears and is guaranteed by the parties listed above and pledged with an apartment owned by Yue Zhang.

On January 5, 2016, the Company borrowed approximately $61,908 (RMB 400,000) from a third party individual for working capital purposes with zero interest and fully repaid on January 6, 2016.

On January 13, 2016, the Company borrowed approximately $3,077,000 (RMB 20,000,000) from Yantai Xiangyu Logistics Co., Ltd. with zero interest for six months, approximately $2,538,525 (RMB 16,500,000) of which was used to repay the borrowing from Bangruisi and the remaining was used for operating purpose. Subsequently from April 2, 2016 to June 1, 2016, the Company borrowed a total of approximately $3,077,000 (RMB 20,000,000) from three third party individuals with zero interest for three months to make repayments to Yantai Xiangyu Logistics Co., Ltd. On June 6, 2016, the Company entered into a series of debt conversion agreements with the three individuals, pursuant to which the total borrowings were converted to 724,000 shares of the Company’s common shares at $4.25 per share.

On March 21 and March 25, 2016, the Company borrowed $768,470 (RMB 4,990,000) and $1,530 (RMB 10,000), respectively, from a third party individual, for three months without interest. This loan was converted to 275,000 shares of the Company’s common shares at $2.8 per share on June 6, 2016.

On June 7, 2016, the Company entered into a loan agreement with Yantai Yongxiang Asset Management Ltd., pursuant to which the Company borrowed approximately $1,494,216 (RMB 9,700,000) at a daily interest rate of 0.025%. The Company received the fund on July 20, 2016 and repaid the principal along with interest on July 22, 2016.

On July 6, 2016, the Company entered into a loan agreement with Daqing Yahualong Lubricating Oil Selling Ltd., pursuant to which the Company borrowed approximately $307,700 (RMB 2,000,000) at annual interest rate of 5% with a term of three months for working capital purposes. On September 5, 2016, the Company repaid approximately $60,210 (RMB 400,000) and agreed with the creditor to extend the loan for another three months at the same interest rate. On November 22, 2016 and December 13, 2016, the Company repaid approximately $96,964 (RMB 600,000) and $75,263 (RMB 500,000), respectively. On January 6, 2017, the Company reached another extension agreement with the creditor to extend the remaining balance of RMB 500,000 for another three months with the same interest rate. The principal of RMB 500,000 along with interest was repaid on April 12, 2017.

On July 13, 2016, the Company entered into a loan agreement with Yantai Branch, China Everbright Bank to borrow approximately $215,990 (RMB 1,500,000) for working capital purposes. The loan was due on January 12, 2017 with a fixed annual interest rate of 6.525%. The loan was guaranteed by Yuebiao Li, Yanhui Li, wife of Yuebiao Li, and Zhuo Zhang. On January 4, 2017, the loan was fully repaid. On the same day, the Company entered into another loan agreement with the same bank to borrow approximately $215,990 (RMB 1,500,000) for working capital purposes. The loan was due on July 3, 2017 with a fixed annual interest rate of 6.525% and guaranteed by Yuebiao Li, Yanhui Li, wife of Yuebiao Li, and Zhuo Zhang. The principal along with interest was repaid on July 3, 2017.

On July 19, 2016, the Company obtained a line of credit of approximately $3,080,857 (RMB 20,000,000) from Huaxia Bank Co., Ltd. Yantai Xingfu Branch. The line of credit starts from July 19, 2016 and ends on June 30, 2017. The borrowings under the line of credit are guaranteed by Runtai, Yuebiao Li and his wife, Zhuo Zhang and her husband. In addition, the Company pledged certain property and equipment with original book value of approximately $2,955,467 (RMB 19,186,003) for the line of credit. On July 26, 2016, the Company entered into a loan agreement under the line of credit, pursuant to which the Company borrowed approximately $1,439,926 (RMB 10,000,000) at an annual interest rate of 5.655% from July 26, 2016 to June 28, 2017. The loan was fully repaid on June 28, 2017. On the same day, the Company entered in another loan agreement with the same bank to borrow approximately $1,536,948 (RMB10,000,000) at an annual interest rate of 5.655% for the period from June 28, 2017 to June 28, 2018. The loan is guaranteed by the parties listed above and pledged by the Company with certain inventories with original cost of approximately $3,110,863 (RMB 20,240,449).

On August 29, 2017, the Company entered into a loan agreement with Yantai Branch, Bank of Qingdao to borrow approximately $1,536,948 (RMB10,000,000) for working capital purposes. The loan is due on August 28, 2018 with a fixed annual interest rate of 5.655%. The loan is guaranteed by Yantai Financing Guarantee Co., Ltd., Yuebiao Li and his wife, and Zhuo Zhang. The land use rights transferred from Yantai Aotesai Energy Ltd. were pledged to obtain the guarantee provided by Yantai Financing Guarantee Co., Ltd.

On September 28, 2017, the Company entered into a loan agreement to borrow approximately $4,610,845 (RMB 30,000,000) from Industrial and Commercial Bank of China, Yantai Economic Development Zone Branch, for the period from September 28, 2017 to September 25, 2018. The loan bears an annual interest rate of 5.003% and is pledged with a certificate of deposit in the amount of $5,100,000 using the funds from IPO by Newater HK. The amount of the certificate of deposit was included in restricted cash, current portion in the consolidated balance sheets.

On November 8, 2017, the Company entered into two loan agreements with Volkswagen Finance (China) Co., Ltd. (“Volkswagen Loans”) in connection with acquisition of vehicles with net book value of $55,822 (RMB 363,200), which were pledged to secure the loans. The loans bear an effective interest rate of 9.090% per annum and are due in 24 months. The loans obtained pursuant to the agreements totaled $30,738 (RMB 200,000). For the year ended December 31, 2017, the Company repaid in the total amount of $1,556 (RMB 10,131). As of December 31, 2017, current portion of the Volkswagen Loans totaled $18,131, which has been included in the balance of short term loans in the accompanying consolidated balance sheet, and long term portion totaled $11,050.

On December 21, 2017, the Company entered into four loan agreements, each with a term of 12 months and an effective interest rate of 17.049% per annum with eCapital (China) Leasing Co., Ltd. (“eCapital Loans”) in connection with acquisition of vehicles with net book value of $183,195 (RMB 1,191,941), which were pledged to secure the loan. Pursuant to the loan agreements, the Company borrowed a total amount of $192,580 (RMB1,253,000), with monthly repayment payable in arrears. For the year ended December 31, 2017, repayment of $104,314 (RMB 678,708) was made. As of December 31, 2017, the outstanding balance for eCapital Loans totaled $88,266 (RMB 574,292).

Total amount of $223,318 of the Volkswagen Loans and eCapital Loans were used for purchase of passenger vehicles in the amount of $206,000 plus value-added tax of $17,318 during the year ended December 31, 2017.

The interest expenses for the years ended December 31, 2017, 2016 and 2015 were $242,707, $155,553, and $164,613, respectively.

Note 13 – RELATED PARTY TRANSACTIONS

The Company had transactions with the following related parties in the years ended December 31, 2017, 2016 and 2015:

Name of Related Party	Nature of Relationship
Yuebiao Li	Principal shareholder, Chairman of the Board and Chief Executive Officer (“CEO”)

Zhuo Zhang	Principal shareholder, Director, Chief Financial Officer (“CFO”)

Yue Zhang	Principal shareholder, Zhuo Zhang’s sister

Xiaojun Chen	Husband of Zhuo Zhang

Heilongjiang Binteer Environmental Protection Equipment Manufacturing Co., Ltd. (“Heilongjiang Binteer”)	Established by Yuebiao Li, and then Mr. Li transferred his 60% equity interest to his brother, Yuefeng Li in May 2014. Yuefeng Li then transferred his 60% equity interest to a third party individual for zero consideration in March 2016. Heilongjiang Binteer continues to be significantly influenced by the Company because the Company was its primary vendor and customer in the years ended December 31, 2016 and 2015.

Daqing Wanjieyuan Water Treatment Equipment Sales Co., Ltd. (“Daqing Wanjieyuan”)	Controlled by Yuebiao Li

Mojie Technology (Beijing) Co., Ltd. (“Mojie”)	Established and controlled by Yuebiao Li and Zhuo Zhang. All of the equity interest was transferred to a third party in July 2015 but continues to be significantly influenced by the Company because the Company was its primary vendor in the years ended December 31, 2016 and 2015.

Yantai Jinna Commerce Co., Ltd. (“Jinna”)	Significantly influenced by Yue Zhang, principal shareholder and sister of Zhuo Zhang.

Shandong Jinmo Recycled Water Resource Co., Ltd. (“Jinmo”)	A subsidiary that was incorporated on March 19, 2015 and disposed of to a third party on December 8, 2016 for consideration of RMB 220,000 (approximately $31,678). After the transfer, the Company continues to have significant influence on Jinmo as Ping Yu, vice-chief executive officer of Jinzheng, serves as the legal representative of Jinmo.

Revenues from related parties and accounts receivable from related parties, net

The Company primarily provides products such as membranes, components and water purification equipment to Heilongjiang Binteer, Mojie, Daqing Wanjieyuan and Jinna. For the years ended December 31, 2016 and 2015, the Company generated net related party revenues from Heilongjiang Binteer, Mojie, Daqing Wanjieyuan and Jinna in the amount of $294,666 and $3,659,421, respectively. The Company had no revenues from related parties in the year ended December 31, 2017. The net accounts receivable from related parties amounted to $0 and $1,060,977 as of December 31, 2017 and 2016, respectively.

Net revenues from related parties consisted of the following:

	For the Years Ended December 31,
	2017	2016	2015
Heilongjiang Binteer	$-	$290,007	$1,213,905
Mojie	-	3,268	2,437,283
Jinna	-	1,391	-
Daqing Wanjieyuan	-	-	8,233
Total	$-	$294,666	$3,659,421

During the period from January 1, 2016 to December 7, 2016, Jinzheng sold equipment of $1,063,137 to Jinmo. The equipment sales were made prior to the disposal of Jinmo, recorded as intercompany sales and eliminated on consolidated statements of income and comprehensive income for the year ended December 31, 2016. The receivables in connection with the sales were outstanding as of December 31, 2016 and fully collected as of December 31, 2017.

Accounts receivable from related parties consisted of the following:

	December 31, 2017	December 31, 2016
Jinmo	$-	$1,063,137
Accounts receivable from related parties	-	1,063,137
Less: allowance for doubtful accounts	-	(2,160)
Accounts receivable from related parties, net	$-	$1,060,977

The movement of allowance for doubtful accounts for accounts receivable from related parties consisted of the following:

	December 31, 2017	December 31, 2016
Allowance for doubtful accounts, beginning balance	$-	$2,311
Increase	-	-
Decrease	-	-
Effects of foreign exchange rate	-	(151)
Allowance for doubtful accounts, ending balance	$-	$2,160

Materials supplied by related party and accounts payable to related party

The Company also purchased materials from Heilongjiang Binteer amounting to $556,692 and $2,971,017 for the years ended December 31, 2016 and 2015, respectively. The materials purchased include membrane column, membrane filter, and other components of water treatment equipment. There was no purchase from related parties in the year ended December 31, 2017.

For the year ended December 31, 2016, the total purchase from Heilongjiang Binteer represented cost of revenues from related party for 2016.  For the year ended December 31, 2015, total purchase from Heilongjiang Binteer of $2,971,017 and the purchase of $13,951 from 2014, totaling 2,984,968, constituted the cost of revenues from related party for 2015. The balance of accounts payable to related party was $0 as of December 31, 2017 and 2016.

Due from related parties

Due from related parties consisted of the following:

	December 31, 2017	December 31, 2016
Yue Zhang	$-	$683
Jinmo	-	2,880
Total	$-	$3,563

On January 29, 2015, the Company entered into a car leasing agreement with Yuebiao Li, pursuant to which the Company would lease Yuebiao Li’s personal car from February 1, 2015 to January 31, 2018 under a monthly rent of approximately $2,400 (RMB 15,000). The Company paid $28,898 (RMB 180,000) for twelve months’ use during 2015 and the balance of $2,311 (RMB 15,000) due from Yuebiao Li as of December 31, 2015 was expensed during 2016 with the use of the car. The agreement was terminated at the end of the year ended December 31, 2016.

From time to time, the Company advances to Yue Zhang, principal shareholder of the Company and Zhuo Zhang’s sister, in connection with the Company’s daily operations. The advances are in immaterial amount each time and reflected as due from Yue Zhang before invoices are issued by the Company’s service providers. For the year ended December 31, 2016, the Company advanced $240,492 to Yue Zhang and $239,809 has been used in ordinary course of business. The balance due from Yue Zhang was $0 and $683 as of December 31, 2017 and 2016, respectively.

The balance due from Jinmo represents non-secured short-term loan obtained from the Company, which bears no interest and was due on demand. The balance was paid off during 2017.

Due to related parties

Due to related parties consisted of the following:

	December 31, 2017	December 31, 2016
Zhuo Zhang	$-	$1,084
Yuebiao Li	-	713,915
Total	$-	$714,999

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business, expense related parties paid on behalf of the Company as well as the loans the Company obtained from related parties for working capital purposes. The loans owed to the related parties are interest free, unsecured and repayable on demand.

On August 31, 2015, Zhuo Zhang and Xiaojun Chen, on behalf of the Company, entered into a non-interest-bearing car loan agreement with Ping’an Bank, pursuant to which a loan of $25,834 (RMB167,708) was provided for car purchase. The loan was guaranteed and pledged by the Company. The loan was fully repaid on August 17, 2016.

In September 2015, Zhuo Zhang deposited $267,510 (RMB 1,736,596) in the bank on behalf of the Company, as pledge for bank acceptance notes issued by the Company. The deposits was used to settle the liabilities when the bank acceptance notes was due on March 26, 2016. The amount was repaid to Zhuo Zhang during the year ended December 31, 2016.

On November 28, 2016, Yantai Guotai Investment Limited Company (“Yantai Guotai”), Yuebiao Li, and Jinzheng entered into a borrowing agreement, pursuant to which (1) Yuebiao Li personally borrowed approximately $719,963 (RMB 5,000,000) from Yantai Guotai at annual interest rate of 10% for one year, and (2) Jinzheng received and used the principal as zero-interest borrowing from Yuebiao Li, due on demand. The principal was received and used by Jinzheng and recorded as a loan from Yuebiao Li as of December 31, 2016. During the year ended December 31, 2017, repayments to Yuebiao Li totaled $739,973 (RMB 5,000,000).

On November 30 and December 28, 2016, respectively, the Company paid approximately $5,040 (RMB 35,000) and $2,160 (RMB 15,000) to purchase a trademark from Daqing Wanjieyuan.

Note 14 – INCOME TAXES

British Virgin Islands (“BVI”)

Under the current laws of BVI, Newater Technology is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

The Company’s subsidiary, Newater HK, is incorporated in Hong Kong and has no operating profit or tax liabilities during the period. Newater HK is subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong.

PRC

Jinzheng and Jinmo were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. In the fourth quarter of 2015, Jinzheng was granted with the “High-Tech Enterprise” designation and is qualified for a preferential tax rate of 15% for the years ended December 31, 2016 and 2017. In the years ended December 31, 2016 and 2015, Jinmo was recognized as small low-profit enterprise and received a preferential income tax of 10% for years then ended.

The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2017	2016	2015
Current	$788,815	$680,756	$554,082
Deferred	(312,997)	(132,319)	(101,232)
Total	$475,818	$548,437	$452,850

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2017	2016	2015
HK statutory income tax rate	16.50%	16.50%	16.50%
Valuation allowance recognized with respect to the loss in the HK company	(16.50)%	(16.50)%	(16.50)%
PRC statutory income tax rate	25.00%	25.00%	25.00%
Effect of income tax exemptions and reliefs	(10.00)%	(11.63)%	(0.23)%
Effect of additional deduction allowed for R&D expense	(2.74)%	-	-
Effect of expenses not deductible for tax purposes	0.81%	0.05%	7.79%
Others	2.45%	4.97%	(0.18)%
Total	15.52%	18.39%	32.38%

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2017 and 2016.

Note 15 – STATUTORY RESERVES

According to the Company Law in the PRC, companies are required to set aside 10% of their after-tax profit to general reserves each year, based on the PRC accounting standards, until the cumulative total of such reserves reaches 50% of the registered capital. These general reserves are not distributable as cash dividends to equity owners. The Company had appropriated $705,698 and $382,802 to statutory reserves as of December 31, 2017 and 2016, respectively.

Note 16 – STOCKHOLDERS’ EQUITY

The stockholders’ equity structures as of December 31, 2015 was presented after giving retroactive effect to the reorganization of the Company that was completed in the first quarter of 2016.

On September 30, 2015, Newater Technology was incorporated in the British Virgin Islands. On the same day, the Company issued 10,000 common shares at $0.001 per share to its incorporator with cash proceeds of $10. On March 27, 2016, the Company issued 73,000 common shares at $0.65 per share to the incorporator with total cash proceeds of $47,450.

On March 27, 2016, a total of 8,117,000 shares were issued at $0.65 per share, to six individuals and seven companies with total cash proceeds of $5,276,050 received, among which $4,418,425 was distributed to the former owners of Jinzheng to acquire 100% of its equity interest.

On June 6, 2016, the Company converted loans of $3,077,000, owed to three third party individuals, to 724,000 common shares at $4.25 per shares. On the same day, the Company converted a loan of $770,000, owed to another third party individual, to 275,000 common shares at $2.80 per share. As a result, the Company had 9,199,000 common shares outstanding with par value of $0.001 per share before the initial public offering. Also See Note 12 for more details.

On August 2, 2017, the Company completed its initial public offering on the NASDAQ Capital Market under the symbol of “NEWA”. The Company offered 1,400,000 common shares at $5 per share. Net proceeds raised by the Company from the initial public offering amounted to $6,145,325 after deducting underwriting discounts and commissions and other offering expenses. Out of the $6.1 million net proceeds, $500,000 was deposited into an escrow account to satisfy the initial $500,000 in potential indemnification obligations arising during an escrow period of two years following the closing date of August 2, 2017 and was presented as restricted cash, non-current, on the accompanying consolidated balance sheets. On August 3, 2017, the Company sold additional 210,000 common shares at $5 per share. Net proceeds raised by the Company amounted to $966,000 after deducting underwriting discounts. As a result, the Company raised a total of $7,111,325 from issuance of common shares in the year ended December 31, 2017.

As of the filing date, there was a total number of 10,809,000 shares outstanding.

Note 17 – EARNINGS PER SHARE

The following table presents a reconciliation of basic and diluted net income per share for the years ended December 31, 2017, 2016 and 2015:

	For the Years Ended December 31,
	2017	2016	2015
Net income available to common shareholders for basic and diluted net income per common share	$2,590,931	$2,433,720	$945,577
Weighted average common shares outstanding – basic	9,864,479	8,767,738	8,200,000
Effect of dilutive securities:
Warrants issued to third party	-	-	960,087
Weighted average common shares outstanding – diluted	9,864,479	8,767,738	9,160,087
Net income per common share – basic	$0.26	$0.28	$0.12
Net income per common share – diluted	$0.26	$0.28	$0.10

On February 2, 2015, the Company entered into a one-year loan contract with Bangruisi, pursuant to which Bangruisi lent $2,310,643 (RMB 15,000,000) with an annual interest rate of 10% to the Company, and would have the right to convert all or part of the loan into contributed capital of Jinzheng at a price of $2,310,643 (RMB 15,000,000) for 20% equity interest within two years from inception of the loan and the right would not expire in case of early repayment. Furthermore, the Company granted Bangruisi a transferable option to acquire a maximum of 5% of the Company’s equity interest by a consideration of $770,214 (RMB 5,000,000). Those terms constitute warrants with exercise price of $1.19 and $1.88, respectively. Those warrants and options were cancelled subsequently when the loan was paid in full. Also see Note 12 for more details.

Note 18 – CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS AND SUPPLIERS

Customers

For the years ended December 31, 2017, 2016 and 2015, customers accounting for 10% or more of the Company’s revenue were as follows:

	For the Years Ended December 31,
Customer	2017		2016		2015
Beijing Hezhong Qingyuan Environmental Protection Science and Technology Co., Ltd. (“Hezhong Qingyuan”)	35.19%		12.63%		*	%
Government of Jiangshan Town, Laixi District, Qingdao City, Shandong Province, PRC (“Jiangshan Town”)	31.70%		*	%	*	%
Beijing Aritime Intelligent Control Co., Ltd. (“Beijing Aritime”)	13.34%		*	%	*	%
Nanjing Blue Sky Environmental Protection Science and Technology Co., Ltd. (“Blue Sky”)	*	%	32.19%		*	%
Dalian Yihe Electric Power Installation Co., Ltd. (“Dalian Yihe”)	*	%	20.93%		*	%
Mojie	*	%	*	%	34.93%
Heilongjiang Binteer	*	%	*	%	17.40%

*	Less than 10%

Jiangshan Town and Blue Sky, accounted for 47.40% and 11.76% of the total current outstanding accounts receivable as of December 31, 2017, respectively.

Blue Sky and Dalate Sino German Environmental Protection Science and Technology Co., Ltd., a wholly owned subsidiary of Hezhong Qingyuan accounted for 12.52% and 46.96% of the Company’s total outstanding accounts receivable as of December 31, 2016, respectively.

Suppliers

For the years ended December 31, 2017, 2016 and 2015, suppliers accounting for 10% or more of the Company’s purchase were as follows:

	For the Years Ended December 31,
Supplier	2017		2016		2015
Dalian Huarui Heavy Industry Group Limited by Share Ltd. (“Dalian Huarui”)	43.35%		53.96%		*	%
Heilongjiang Binteer	*	%	*	%	45.31%

Dalian Huarui and Qingdao Longde Water Affair Engineering Co., Ltd. accounted for 50.56% and 18.44% of the total accounts payable and bank acceptance notes to vendors as of December 31, 2017, respectively.

Dalian Huarui accounted for 21.03% of the total advances to suppliers as of December 31, 2016.

Note 19 – SEGMENTAL AND REVENUE ANALYSIS

The Company operates in a single operating segment that includes the selling of water purifying membranes and water purification equipment (products), developing, installing and selling of water purification projects (projects) and providing water treatment service such as landfill leachate treatment and purification service (services).

The net revenues consist of the following:

	For the Years Ended December 31,
	2017	2016	2015
Products	$4,000,940	$8,855,284	$25,010
Projects	13,343,223	3,129,771	3,293,823
Services	7,995,334	-	-
Net revenues	25,339,497	11,985,055	3,318,833
Products – related parties	-	294,666	3,590,812
Projects – related parties	-	-	68,609
Net revenues from related parties	-	294,666	3,659,421
Total revenues	$25,339,497	$12,279,721	$6,978,254

All of the Company’s long-lived assets are located in the PRC.

Note 20 – COMMITMENTS AND CONTINGENCIES

Commitments

On February 28, 2015, the Company entered into a lease agreement with to lease an office space for Jinmo located in No. 508, A Building, No. 33, Changjiang Road, Yantai Economic Technical Development Area, Yantai, Shandong Province. The lease started from March 1, 2015 with a term of three years. The annual rent of $1,605 (RMB 10,000) was waived by the government of Yantai Economic Technical Development Area, Yantai, Shandong Province, as an incentive of investment. With the disposal of Jinmo in December 2016, this was no longer an operating lease for the Company.

The Company leases facilities with expiration dates between June 2017 and December 2018. Rental expenses for the years ended December 31, 2017, 2016 and 2015 were $111,893, $83,945 and $63,326, respectively.

The Company has future minimum lease obligations as of December 31, 2017 as follows:

2018	$110,651
2019	-
2020	-
2021	-
2022	-
Thereafter	-
Total	$110,651

Litigation

In November 2017, Beijing Tiandiren Environ-Tech Company Limited brought a lawsuit against Jinzheng in Beijing Intellectual Property Court in Beijing, China, alleging that Jinzheng infringed their patent on manufacturing DTNF membrane. The plaintiff claimed total damages in the amount of approximately $153,695 (RMB 1,000,000). The Company is vigorously defending itself against the claim and has filed an application for invalidation to the patent review committee of the court and requested to adjourn the case. As of the filing date, the application for invalidation has been denied, and the trial date for this case has not been set. Management believes the liability to the Company that may arise as a result of the case is not probable and therefore no accruals have been made in the accompanying consolidated financial statements.

Note 21 – SUBSEQUENT EVENTS

On January 9, 2018, the Company’s Board of Directors approved the strategic partnership agreement between the Company and NW Blockchain Limited (“NWBL”), a blockchain developer which is newly incorporated in 2018 and focuses on environmental protection projects. Pursuant to the agreement, NWBL will help the Company identify and develop potential customers with blockchain technology. As of the filing date, NWBL had no activities and no transactions occurred under the strategic partnership agreement.

In April 2018, the Company received proceeds of a loan from Qingdao Metro Leasing Co., Ltd. in the amount of approximately $4,611,000 (RMB 30,000,000). The loan bears a nominal interest rate of 6.00% per annum and is due in 36 months. The loan is guaranteed by Yuebiao Li, his wife, Zhuo Zhang and her husband and pledged by the Company’s equipment in the original cost of approximately $6,629,000 (RMB 43,131,575). The Company paid security deposit of approximately $461,000 (RMB 3,000,000) and debt issuance costs of approximately $277,000 (RMB 1,800,000) in cash.

