Form 20-F
period 2018-12-31
Newater Technology, Inc.
filed 2019-04-30
CIK 1678022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2018

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

1 Ruida Road, Laishan District, Yantai City

Shandong Province

People’s Republic of China 264003

(Address of principal executive offices)

Yuebiao Li

c/o Yantai Jinzheng Eco-Technology Co., Ltd.

1 Ruida Road, Laishan District, Yantai City

Shandong Province

People’s Republic of China 264003

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

In the table below, we provide the summary financial data of our company. The selected consolidated statements of income and comprehensive income data for the years ended December 31, 2018, 2017 and 2016, and the selected consolidated balance sheets data as of December 31, 2018 and 2017 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated statement of income and comprehensive income data for the years ended December 31, 2015 and 2014 and the selected consolidated balance sheets data as of December 31, 2016, 2015 and 2014 are derived from our audited consolidated financial statements, which are not included in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical statements and notes.

	For the years ended December 31,
	2018	2017	2016	2015	2014

Net revenues	$25,973,963	$16,192,503	$6,425,338	$6,978,254	$1,033,086
Net revenues from related parties	21,066,741	9,146,994	5,854,383	-	-
Subtotal of revenues	47,040,704	25,339,497	12,279,721	6,978,254	1,033,086
Cost of revenues	20,474,072	17,199,866	7,182,081	3,763,871	670,739
Cost of revenues from related parties	5,669,252	-	556,692	-	-
Subtotal of cost of revenues	26,143,324	17,199,866	7,738,773	3,763,871	670,739
Gross profit	20,897,380	8,139,631	4,540,948	3,214,383	362,347
Total operating expenses	12,025,924	5,452,349	3,146,521	1,643,313	361,166
Income from operations	8,871,456	2,687,282	1,394,427	1,571,070	1,181

Government grants	(627,748)	(513,538)	(1,750,726)	-	-
Interest income	(26,632)	(112,592)	(5,091)	(2,612)	-
Interest expenses	658,290	242,707	155,553	164,613	-
Other expenses (income)	(1,162)	3,956	12,534	10,642	-
Total other expense (income)	2,748	(379,467)	(1,587,730)	172,643	-
Income before provision for income taxes	8,868,708	3,066,749	2,982,157	1,398,427	1,181
Income tax provisions	1,657,279	475,818	548,437	452,850	2,774
Net income (loss)	$7,211,429	$2,590,931	$2,433,720	$945,577	$(1,593)
Earnings (loss) per shares
Basic	$0.67	$0.26	$0.28	$0.12	$(0.00)
Diluted	$0.67	$0.26	$0.28	$0.10	$(0.00)

Selected Balance Sheet Data

	As of December 31,
	2018	2017	2016	2015	2014
Cash and cash equivalents	$2,461,501	$3,118,080	$1,484,762	$152	$36,758
Total current assets	39,535,357	31,634,747	14,063,217	9,200,052	1,817,485
Total non-current assets	22,216,775	13,710,900	3,528,207	1,461,572	404,546
Total assets	61,752,132	45,345,647	17,591,424	10,661,624	2,222,031
Total current liabilities	30,258,610	24,343,309	6,838,202	6,877,885	1,461,124
Total non-current liabilities	4,449,889	11,050	-	30,808	-
Total liabilities	34,708,499	24,354,359	6,838,202	6,908,693	1,461,124
Total shareholders’ equity	27,043,633	20,991,288	10,753,222	3,752,931	760,907
Total liabilities and shareholders’ equity	$61,752,132	$45,345,647	$17,591,424	$10,661,624	$2,222,031

Exchange Rate Information

Our business is conducted in China, and the financial records of Jinzheng are maintained in RMB, its functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive income (loss). The consolidated balance sheet amounts, with the exception of equity at December 31, 2018 and 2017 were translated at RMB 6.8764 and RMB 6.5064 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and comprehensive income and cash flows for the years ended December 31, 2018, 2017 and 2016 were RMB 6.6146, RMB 6.7570 and RMB 6.6441 to $1.00, respectively.

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

Jinzheng was established in 2012. Newater Technology and Newater HK were established in 2015. As our operating history is not lengthy and the environment protection industry in China is still developing, it is difficult to evaluate our business and future prospects. We cannot assure that we will maintain our profitability or that we will not incur net losses in the future. Any failure to achieve targeted sales could result in our revenue growth to slow or even operating losses. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by developing companies in the evolving Chinese markets for water treatment. In addition, we face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development. We will continue to encounter risks and difficulties in implementing our business model, including potential failure to:

●	increase our revenue and market share by targeting specific markets;

●	expand our operations and business to other regions in China and internationally;

●	attract additional customers and increase spending per customer;

●	attract a wider client base;

●	increase visibility of our brand and maintain customer loyalty;

●	respond to competitive market conditions;

●	anticipate and adapt to changing conditions in the markets in which we operate as well as changes in government regulations, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics;

●	manage risks associated with intellectual property rights;

●	maintain effective control of our costs and expenses;

●	raise sufficient capital to sustain and expand our business;

●	attract, train, retain and motivate qualified personnel, continue to train, motivate and retain our existing employees, attract and integrate new employees, including into our senior management; and

●	upgrade our technology to support additional research and development of new water treatment filtration products.

We cannot predict whether we will be successful in addressing any or all of these risks. If we were unsuccessful in addressing these risks and uncertainties, our business, financial condition and results of operation may be materially and adversely affected.

Wage increases in China may prevent us from sustaining our competitive advantage and could reduce our profit margins.

Labor costs in China have increased with China’s economic development, including Yantai where our offices are based. Rising inflation in China is also putting pressure on wages. Wage costs for our employees form a significant part of our costs. For instance, in 2018, 2017 and 2016, our compensation and benefit costs for our employees were $6.8 million, $2.5 million and $1.2 million, respectively. These amounts accounted for 14%, 10% and 10% of our total revenues for the years ended December 31, 2018, 2017 and 2016, respectively. In addition, we are required by Chinese laws and regulations to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated governmental agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase, particularly as we seek to remain competitive in retaining the quality and number of employees that our business requires. In addition, the future issuance of equity-based compensation to our professional staff and other employees would also result in additional stock dilution for our shareholders. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products, projects and services, our profitability and results of operations may be materially and adversely affected. Furthermore, the Chinese government has promulgated new laws and regulations to enhance labor protections in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

Our revenue will decrease if the industries in which our customers operate experience a protracted slowdown.

Our customers generally operate in the waste (garbage), chemical and energy industries. Therefore, we are subject to general changes in economic conditions impacting these industry segments of the economy. If these industries do not grow or if there is a contraction in these industries, demand for our business will decrease. Our revenue will also be affected by factors such as interest rates, environmental laws and regulations, private and public investment in infrastructure projects and health of the overall Chinese economy.

Any decline in the availability or increase in the cost of raw materials could materially impact our earnings.

Revenues from our products, projects and service depend heavily on the availability of various raw materials. Raw materials may become unavailable from time to time, and their prices may fluctuate significantly. If our suppliers are unable or unwilling to provide us with raw materials, we may be unable to produce certain products, which could adversely impact our projects and services. This could result in a decrease in revenue, damage to our corporate reputation and even financial loss. In the event our raw material costs increase, we may not be able to pass these higher costs on to our customers in full or at all.

We rely on a limited number of suppliers, and the loss of any supplier could harm our business, and the loss of any significant supplier could have a material adverse effect on our business.

We have not entered into a long-term contract with our suppliers and instead rely on individual contracts. Although we believe that we can locate a replacement supplier readily on the market for prevailing prices, any difficulty in securing the replacement supplier could negatively affect our company’s performance to the extent it results in higher prices or a slower supply chain.

Decline in sales to related parties may adversely impact our revenue, which could have a material adverse impact on our business.

In 2018, 45% of our sales revenues or $21,066,741 was generated from related parties. In the event the related parties do not purchase our products to the same extent as in 2018 our revenues will likely decrease, and our business, financial condition and results of operation may be materially and adversely affected.

Collectability of our accounts receivable has adversely impacted our operating cash flow, and may continue to do so.

We reported cash flow used in operations in the amounts of $2,456,777, $3,189,701 and $663,655 for the years ended December 31, 2018, 2017 and 2016, respectively. Improvement in cash flow from operations in 2018, 2017 and 2016 was partly due to the increase in net income. As of December 31, 2018 and 2017, the balance of net accounts receivable from third parties were $10,064,847 and $5,442,520, respectively; and the net accounts receivable from related parties as of December 31, 2018 and 2017 were $1,948,009 and $607,975, respectively. If the accounts receivable cannot be collected on time, or at all, a significant amount of bad debt expense will occur, and our business, financial condition and results of operation may be materially and adversely affected.

We face substantial inventory risk, which if such risk is not addressed could have a material adverse effect on our business.

We typically acquire materials through a combination of purchase orders, supplier contracts and open orders, based on projected demand. As part of our business strategy, we order materials for our products, projects and services and build inventory in advance. This strategy has enabled us to complete customer orders in a short amount of time as compared to months of lead time for our competitors. This strategy has proven to be effective and given us the competitive advantage since certain customers require expedited order production and shipment. .

Our inventory includes raw materials, work-in progress products and finished goods. As of December 31, 2018, our inventory was $13,762,959. Inventory turnover for the year ended December 31, 2018 was 168 days. As our markets are competitive and subject to rapid technology and price changes, there is a risk that we will project demands incorrectly and order or produce incorrect amounts of inventories or not fully utilize our purchase commitments. If we fail to accurately project demands and build inventories, our business, financial condition and results of operation may be materially and adversely affected.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products, which could have a material adverse effect on our business.

In order to optimize our production process, we must manage our supply chain for raw materials and delivery of our products. Supply chain fragmentation and local protectionism within China further complicates supply chain management. Local administrative bodies and physical infrastructure built to protect local interests may pose transportation challenges for raw material transportation as well as product delivery. In addition, government actions, legal enforcements, natural disasters, and other events could impact our supply chain. Any of these events could cause significant disruptions to our supply chain, production capacity and distribution. If we were unsuccessful in managing our supply chain, our business, financial condition and results of operation may be materially and adversely affected.

Based on our current operation results, we rely on our manufacturing inspection, quality testing and customer support teams, to keep repair and maintenance claims at a level that does not require a financial reserve. However, if we experience any significant increases in claims or customers refusing to pay the final 5-20% of the price due to product quality, our financial results could be adversely affected.

Our operations are subject to geographic market risks, which could adversely affect our revenues and profitability.

In 2018, approximately 90% of our revenues were realized from three geographic markets, with approximately 43%, 33%, and 14% of our revenues from clients located in the Shandong Province, Beijing City and Inner Mongolia Autonomous Region, respectively. Accordingly, we are subject to risks related to the economies of these geographic markets. In addition, the geographic concentration of our primary clients suggests that region-specific legislations, taxation and natural disasters such as earthquakes could adversely affect us and our financial performance. A slowdown in wastewater treatment demand or economic growth in these regions could result in a material decline in our business, financial condition and results of operation.

We face certain risks in collecting our accounts receivable and we have a small number of customers who account for a significant amount of our revenues, the failure to collect could have a material adverse effect on our business.

With the recent expansion of our business, our accounts receivable has increased. At the end of 2018 and 2017, our net accounts receivable from both third parties and related parties were $12,012,856 and $6,050,495, respectively. These amounts represented 26% of our total revenues in 2018 and 24% of our total revenues in 2017. In 2018, accounts receivable turnover was 70 days, and in 2017, it was 70 days.

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

We increased our number of full-time employees from 75 at December 31, 2015, to 203 at December 31, 2018, and our total revenues from $7 million in 2015, to $47 million in 2018. This expansion has resulted, and will continue to result, in substantial demands on our managerial, administrative, operational, financial and other resources. Furthermore, we intend to grow by expanding our business reach, penetrating markets with our existing products, developing new products and expand our targeted markets such as industrial park wastewater treatment, municipality wastewater recycling, and seawater desalination. To cope with this growth, we must improve our existing administration, adopt new systems, enhance our financial oversight and management controls and further grow, train and manage our work force.

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

We plan to grow by expanding our business reach, penetrating markets with our existing products, developing new products and grow our targeted markets such as industrial park wastewater treatment, municipality wastewater recycling, and seawater desalination. However, many risks to this plan exist, including results of marketing campaigns, competition from similar businesses, and results outcome of our research and development investments. We cannot, therefore, assure you that we will be able to successfully overcome such risks and grow our business as planned. Failure in our growth strategy may have a negative impact on our growth, future financial condition, and results of operations or cash flows.

If we fail to compete successfully against new and existing competitors, we may not be able to increase our market share, and our profitability may be adversely affected.

We do and will continue to face significant competition in China in the wastewater treatment business. Currently, our competitive advantages include our brand reputation, price, quick production and shipment time, and the range of our products and services. Our existing and potential competitors may have competitive advantages, such as financial resources, marketing campaigns or other resources. We cannot assure that we will be able to successfully compete with those competitors. If we fail to maintain our competitive advantages and respond to our competitors’ actions, customers demand for our products, projects and services could decline.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We own 23 patents in China covering our wastewater treatment technology, and we rely on a combination of patent, computer software copyrights, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights.

The process of seeking patent protection on future patents can be lengthy and expensive, our patent applications may be rejected, and our existing and future patents may be insufficient to provide us with sufficient protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

Implementation of Chinese intellectual property-related laws has historically been ineffective, primarily due to ambiguities in Chinese laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as those in the United States or other developed countries. Furthermore, indemnifying unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend our patents. Such litigations and its results could cause substantial costs and diversion of resources and management attention, which could harm our business and growth.

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in a large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. With global expansion of our products, and increased amount of business activities we are exposed to a higher litigation risk for intellectual property infringement, invalidity and indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have obtained or going to obtain patents that will prevent, limit or interfere with our products in either China or other countries. The defense of the potential suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

●	pay damages;

●	seek licenses from third parties;

●	pay ongoing royalties;

●	redesign our existing products; or

●	be restricted by injunctions.

Any of these events could prevent us from expanding to new markets, maintaining our current customer base and obtaining new customers, which could have a material adverse effect on our financial condition and results of operations.

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

Prior to the completion of our initial public offering, Jinzheng operated as a private company located in China. In connection with our initial public offering, we formed Newater Technology in the British Virgin Islands, Newater HK Limited in Hong Kong and restructured Jinzheng a Newater subsidiary in China. In the process of taking these steps to prepare our company for the initial public offering, Jinzheng’s senior management became the senior management of Newater Technology. None of Newater Technology’s senior management has experience managing a public company or managing a British Virgin Islands company.

As a result of our initial public offering, our company became subject to laws, regulations and obligations that did not previously apply to it, and our senior management had no experience in complying with such laws, regulations and obligations. For example, Newater Technology needs to comply with the British Virgin Islands laws applicable to companies that are domiciled in that country. The senior management was only experienced in operating the business of Jinzheng in compliance with Chinese laws. Similarly, by virtue of our initial public offering, Newater Technology is required to file annual and current reports in compliance with U.S. securities and other laws. These obligations can be burdensome and complicated, and failure to comply with such obligations could have a material adverse effect on Newater. In addition, we expect that the process of learning about such new obligations as a public company in the United States will require our senior management to devote time and resources to such efforts that might otherwise be spent on the operation of our water treatment business.

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

Our liquidity relies significantly on short-term borrowings. For the years ended December 31, 2018, 2017 and 2016, cash provided by borrowings from third-parties was $11,493,557, $8,805,683 and $11,613,289, respectively. Financing may not be available to us on favorable terms, if at all. If we are unable to obtain short-term financing in an amount sufficient to support our operations, it may be necessary, to suspend or curtail our operations, which would have a material adverse effect on our business and financial condition. In that event, current stockholders would likely experience a loss of most of or all of their investment.

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

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our common shares in the foreseeable future. Although we have achieved net profitability in 2018, we cannot assure that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows from operating activities. Furthermore, there is no assurance that our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our common shares in the future, we will be dependent, in large part, on receipt of funds from Jinzheng for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations as described herein. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our Company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from Jinzheng. See “Dividend Policy.”

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

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into registered capital, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2018 and 2017, the accumulated appropriations to statutory reserves amounted to $1,765,711 and $705,698, respectively.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of gain for the foreseeable future.

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

Pursuant to Company Law of P.R. China (2018 Revision), Wholly Foreign-Owned Enterprise Law of the P.R. China (2016 Revision) and Implementing Rules for the Law of the People’s Republic of China on Wholly Foreign Owned Enterprises (2014 Revision), Jinzheng is required to allocate a portion of its after-tax profits, to the statutory reserve fund, and in its discretion, to the staff welfare and bonus funds. No lower than 10% of an enterprise’s after tax-profits should be allocated to the statutory reserve fund. When the statutory reserve fund account balance is equal to or greater than 50% of the Jinzheng’s registered capital, no further allocation to the statutory reserve fund account is required. Jinzheng determines, in its own discretion, the amount contributed to the staff welfare and bonus funds. The staff welfare and bonus fund is used for the collective welfare of the staff of Jinzheng. These reserves represent appropriations of retained earnings determined according to Chinese law.

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

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which was subsequently revised on June 22, 2009 (the New “M&A Rule”). The New M&A Rule contains provisions that require that an offshore special purpose vehicle (“SPV”) formed for overseas listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.

However, the application of the New M&A Rule remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope and applicability of the CSRC approval requirement. Our Chinese counsel, GFE Law Firm, has given us the following advice, based on their understanding of current Chinese laws and regulations:

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

The CSRC has not issued any such definitive rule or interpretation, and we have not chosen to voluntarily request approval under the New M&A Rule. We did not obtain CSRC approval prior to our initial public offering. If prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory authorities. These authorities may impose fines and penalties upon our operations in China, limit our operating privileges in China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common shares.

Risks Related to Doing Business in China

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed an Enterprise Income Tax Law (the “EIT Law”) and implementing rules, both of which became effective on January 1, 2008, and amended from time to time. Under the EIT Law, resident enterprises pay income tax at the rate of 25% for their worldwide income while non-resident enterprises pay 20% for their income generated from China. As far as the definition of resident enterprises, according to the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China (the “SAT”) issued the Circular 82 Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of De Facto Management Bodies (“Circular 82”) further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Circular 82, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if  (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management are often resident in China. The SAT issued a Bulletin Concerning on the Administration Measures on Resident Enterprise Income Tax for Oversea Incorporated Enterprises Controlled by Chinese Enterprise or Enterprise Group on July 27, 2011 or Bulletin 45, which provides more guidance on the implementation of Circular 82. Bulletin 45 clarifies certain matters relating to resident status determination, post-determination administration, competent tax authorities, tax registration administration and tax reporting obligations. In addition, the SAT issued a Bulletin Concerning the Accreditation of Resident Enterprises Based on the Criteria of De Factor Management Bodies on January 29, 2014, or Bulletin 9, which further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with Circular 82 shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined to be a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the EIT law and its implementing rules. A resident enterprise would have to pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders.

We believe that neither Newater Technology nor Newater HK meet all the conditions outlined in the preceding paragraph to be classified as a PRC “resident enterprise.” Newater Technology does not have a PRC enterprise or enterprise group as its primary controlling shareholder, and we are not aware of any offshore company with a corporate structure similar to the company that has been deemed a PRC “resident enterprise” by the PRC tax authorities. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body,” we cannot guarantee that the relevant authorities will not make a contrary conclusion to ours. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, tax reporting obligations would follow if we are deemed a resident enterprise. Finally, it is possible that future guidance issued with respect to the “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares. In addition to the uncertainty in how the resident enterprise classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the Enterprise Income Tax law to withhold PRC income tax on our dividends payable to our foreign shareholders, or if we are required to pay PRC income tax on the transfer of our shares under the circumstances mentioned above, the value of your investment in our shares or ADSs may be materially and adversely affected. It is unclear whether, if we are considered as a PRC resident enterprise, holders of our shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

Jinzheng received the following subsidies in 2018:

●	RMB 3,300,000 as Jinzheng successfully applied for the subsidy of research and development (“RMB 3.3M Subsidy”).

●	RMB 200,000 as Jinzheng’s research and development plan was chosen as one of the annual key plans of Shandong Province. (“RMB 200K Subsidy”)

●	RMB 600,000 as Jinzheng successfully applied for the subsidy from local government of being listed in Nasdaq Security Market. (“RMB 600K Subsidy”)

For the years ended December 31, 2018, 2017 and 2016, the Company recognized government grants approximately $628,000 (RMB 4,100,000), $514,000 (RMB 3,469,975) and $1,751,000 (RMB11,632,000) in the consolidated statements of income and comprehensive income, respectively.

In addition, Jinzheng obtained the Hi-Tech Enterprise certificate and is entitled to a preferential income tax rate of 15% for 2018 and 2017. The 15% tax rate is less than the standard 25% income tax rate in China. The local Chinese government authorities may reduce or eliminate these incentives through new legislation at any time in the future. In the event Jinzheng is no longer exempt from lowered income taxation, its applicable tax rate would increase from 15% to up to 25%, the standard business income tax rate in China. In addition, the termination of one-time subsidies for water treatment equipment business development could increase the burden of manufacturing and selling water treatment equipment in the future. The reduction or discontinuation of any of these economic incentives could negatively affect our business and operations.

Labor laws in China may adversely affect our results of operations.

On June 29, 2007, the Chinese government promulgated the Labor Contract Law of China, which became effective on January 1, 2008, which was further amended on December 28, 2012 (effective July 1, 2013). The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations. The Labor Contract Law also mandates that employers provide social welfare packages to all employees, increasing our labor costs. To the extent competitors from outside China are not affected by such requirements, we could be at a comparative disadvantage.

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

We have requested our shareholders who are Chinese residents to make the necessary applications, filings and amendments as required under Circular 37 and other related rules. We attempt to comply and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are Chinese residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 37 or other related rules. The failure or inability of our Chinese resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from our initial public offering) Jinzheng, limiting Jinzheng’s ability to pay dividends or otherwise distributing profits to us.

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our Chinese resident stockholders may subject such stockholders to fines or other liabilities.

Other than Circular 37, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Administrative Measures for Individual Foreign Exchange and its implementation rules, which promulgated by the People’s Bank of China and the SAFE in December 2006 and January 2007, respectively (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any Chinese individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions. Chinese individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

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

Since 2010, the annual growth rate of the Chinese economy has declined, from approximately 11% gross domestic product in 2010 to 6.6% in 2018. This situation has impacted many types of service industries, such as restaurant and tourism, and some manufacturing industries. Our business operations in China rely primarily on the waste (garbage), chemical and energy industries that are less influenced by economic growth slowdown than service industries. However, if China’s economic growth continues to slow down, then our business could be adversely affected if slow expansion or shrinkage of the industries we serve occurs.

Risks Associated with Ownership of Our Common Shares

The market price for our common shares may be volatile, which could result in substantial losses to investors.

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the NASDAQ on July 28, 2017, the trading price of our common shares has ranged from $5.01 to $29.38 per common share, and the last reported trading price on April 29, 2019 was $8.27 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our common shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a young public company, we may be slow to attract research coverage and the analysts who publish information about our common shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

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

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018, our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In connection with the audits of our consolidated financial statements included in this annual report, our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to internal controls failing to identify related party transactions. The material weakness, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future. Our independent registered public accounting firm did not undertake a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of this material weakness, we have taken measures and plan to continue to take measures to remedy this control deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Our disclosure controls and procedures must provide reasonable assurance that information we are required to disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

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

Our board of directors is divided into three classes of directors. Class A directors hold office for a term expiring at the 2020 annual meeting of shareholders, Class B directors hold office for a term expiring at the 2021 annual meeting of shareholders and Class C directors hold office for a term expiring as the 2019 annual meeting of shareholders. Directors of each class are chosen for three-year terms upon the expiration of their current terms. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.  See “Management – Board of Directors and Board Committees.”

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

As a foreign private issuer, we are also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we do plan to disclose material information to all investors at this time. In addition, we are still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our common shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

Organization Structure and Purpose

Newater Technology, Inc. – We formed Newater Technology, our British Virgin Islands holding company, on September 30, 2015.

Newater HK Limited – We formed Newater HK, our wholly owned Hong Kong subsidiary, on November 4, 2015.

Yantai Jinzheng Eco-Technology Co., Ltd. – We formed Jinzheng, our principal operating company in China and wholly owned subsidiary of Newater HK, on July 5, 2012. Jinzheng is registered in the Laishan District of Yantai. Its business scope includes the design, development, manufacturing and sale of DTRO membranes and related equipment and the installation of those products.

Yantai Jinzheng Eco-Technology Co., Ltd Xi’an Branch – We formed our Xi’an Branch on March 27, 2019 in Xi’an, Shanxi Province, its business scope includes the design, development, sale and installation of DTRO membranes, related equipment and wastewater treatment systems.

Newater Technology America, Inc.  – We formed Newater America, our wholly owned U.S. subsidiary on April 24, 2019. Its business scope includes design, sale, installation of DTRO membranes, related equipment and wastewater treatment systems focusing on the North America market.

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

For our business expansion into other provinces in China, we formed our Xi’an Branch on March 27, 2019, which mainly engages in design, sale, and installation of DTRO membranes, related equipment and systems for wastewater treatment.

To expand our reach into the international market, we established our wholly owned U.S. subsidiary on April 24, 2019. Its main business scope includes design, sale, and installation of DTRO membranes, related equipment and systems for wastewater treatment focusing on the North America market.

The principal executive offices of our main operations are located at 1 Ruida Road, Laishan District, Yantai City, Shandong Province, People’s Republic of China 264000. Our telephone number at this address is (+86) 535-6212280. Our registered office in the British Virgin Islands is at the offices of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands, British Virgin Islands. Our agent for service of process in the United States is Vcorp Agent Services, Inc. located at 25 Robert Pitt Dr., Suite 204, Monsey, New York 10952. Our corporate website is www.dtnewa.com.

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

Jinzheng was founded in 2012 by our Chief Executive Officer, Yuebiao Li, and our Chief Financial Officer, Zhuo Zhang. Mr. Li has approximately 11 years of experience in the water treatment industry. Ms. Zhang has 16 years of experience in financial related jobs. We are located in Yantai City, Shandong Province, China and which we employ 203 people on a full-time basis. We have 36 employees in management, 31 employees in sales and marketing, 27 employees in research and development, 30 employees in the engineering department and 79 employees in manufacturing and installation.

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

We have received several industry awards, including:

●	recognized as a High-Tech Enterprise in 2015 by Department of Science and Technology of Shandong Province;

●	ISO9000 Authentication (certification based upon quality and consistency);

●	ISO14001 Authentication (certification based upon environmental performance);

●	GB/T28001 Authentication (management system certification);

●	awarded as an outstanding member of the Inner Mongolia Environmental Protection Industry in 2015;

●	recognized as a member of the Innovation Consortium of the Water Saving Contract Industry in 2017;

●	recognized as a Technology Enterprise in 2017 for three years by Department of Science and Technology of Yantai City;

●	recognized as a member of ESCO Committee of China Energy Conservation Association in 2017;

●	Recognized as a one of the forth batch of Provincial Industrial Design Center of Shandong Province;

●	Jinzheng’s DTRO membrane engineering lab was recognized as the Engineering Lab of Shandong Province in 2018;

●	Recognized as one of the seventh batch of the “Specialized & New” small & medium-sized enterprise (“SMEs”);

●	Recognized as one of the twenty-fifth batch of Provincial Enterprise Technology Center of Shandong Province;

●	Jinzheng’s special membrane and membrane separation engineering technology research center was recognized as one of the Engineering Technology Research Center of Yantai City in 2018;

●	Recognized as a High and New Technology Enterprise in 2018, valid for three years;

●	Construction Enterprise Qualification (Level-3) with a certification NO. DW337097095, certified as a contractor engaging in electromechanical installation project and environmental engineering project; and

●	GB/T19001-2016 idt ISO9001:2015 Authentication (certification covering the research & development, production and service on sewage treatment equipment).

In addition, we were invited to:

●	the Jiangsu Environmental Protection Department exhibition in Nanjing;

●	the West Lake International Desalination and Water Reuse Academic Summit, in which Mr. Li was a presenter.

●	a workshop on zero-discharge of wastewater organized by the Institute of Thermal Power Plants; and

●	to represent Chinese enterprises in the Ninth Environmental Chapter Meeting of the Southeast Asian Economic Exchange and Advancement Organization;

●	Participated in the edition of two recommended national standards on the Zeta testing and Chlorine resistance testing of NF Membrane;

●	Participated in the edition of a recommended national standard on the measurement of pore diameter of porous membrane, in which the deputy chief engineering of Jinzheng, Mr. Houzhang Ji, was a presenter;

●	Participated in the edition of a recommended national standard on the testing method of the leakage of RO & NF equipment; and

●	Participated in the edition of a recommended national standard on the evaluating method of the term of usage of hollow fiber membrane, in which Mr. Li was a presenter.

We believe our several industry awards, and active participation at conferences and other events within our field, reflect widespread recognition of our stature in our industry and the perceived quality of our products and services.

Industry and Market Background

China’s Membrane Filtration Market and Opportunity

The Chinese market for water treatment membranes is currently growing due to a number of key macroeconomic factors shape the water filtration membrane industry, including population growth, an increasing water-supply demand, urbanization, industrialization, and consumers’ health and environmental awareness. We believe, however, that the market is influenced most by China’s recent initiatives towards clean water.

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

Due to China’s recent focus on the continuous improvement of living standards through more stringent environmental laws and regulations for clean water, compliance with these laws will become more arduous and difficult for industries to achieve. Therefore, we believe new technology and applications in water filtration will be in greater demand, which we expect will, in turn, drive demand for our products.

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

Additionally, as is the case in other industrial manufacturing sectors, water is a critical ingredient in pharmaceutical and chemical manufacturing operations; consistent and high-quality supplies are needed for a range of purposes including production, cleaning, material processing, and cooling. As disruptions in raw water supply represent a significant concern, more pharmaceutical companies are turning to water efficiency initiatives to help mitigate water scarcity-related risks. In fact, a variety of pharmaceutical companies in China are proceeding to upgrade their technology with membrane filtration products to enhance efficiency and achieve better environmental compliance. We expect this market will continue to grow as China is currently the second largest pharmaceutical market in the world (estimated at $105 billion), and it is estimated that by 2020 the China pharmaceutical market value will be approximately $200 billion.

Industrial Market

China is still in the early to mid-stages of industrialization. China’s rapid development of its industrial economy has increased the demand for industrial water, which in turn produces a large amount of wastewater. The steel industry has seen the greatest growth in China in recent years. China is now the largest steelmaker in the world, accounting for almost half the world’s production. Water is used in steel production in the cooling process. Like steel, water can be reused and recycled, thus improving efficiency of use and reducing demand as well as cost. By increasing water recycling and cascading water use from higher to lower quality, steel producers have been able to reduce their water use and consumption considerably. If wastewater is not recycled it must be treated before it is released back into the environment. Our membrane filtration products can be used to treat wastewater, turning it into clean water, which can be released into the ecosystem or reused in production.

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

Our membrane filtration products can be deployed in this industry as well. In fact, we installed a filtration system in a titanium dioxide plant in Yantai City, China, which we believe to be the first of its kind in China’s titanium dioxide industry. For that particular project, in order to remove the impurities the facility filters the water three times, in three separate processes. Our membrane products are used at each filtering process to treat the wastewater, and create clean water that is reused in the filtering processes. The untreated wastewater contains high concentrations of acids and metals. While we believe that the deployment of our membrane filtration system in the context of a titanium dioxide operation is a new application in China, we believe other titanium dioxide manufacturers will follow suit.

Global Market

Globally, sales for membranes and membrane modules reached $4.4 billion in 1999 and grew to $12 billion in 2018. Further, the global membrane market is expected to reach a value of $17 billion by 2023.

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

Strong Gross Margins. We believe that our gross margin, approximately 44% in 2018, allow us to compete effectively in a rapidly changing and increasingly complex Chinese market. We believe we can continue to maintain high gross margins while the demand for our membrane filtration products remains high and the technological barriers to enter the market remain in place. Technological barriers include experience, technological know-how and research and development.

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

We intend to increase our revenue and market share by expanding our business network to other provinces. We started with our facility in Yantai City, Shandong Province. Currently, the majority of our customers are located in the Shandong Province, Beijing, Liaoning Province and Inner Mongolia Autonomous Region. We intend to expand our business to customers located on Shandong Province, Jiangsu Province and Inner Mongolia Autonomous Region in 2019.

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

The following examples illustrate some of our installation projects utilizing our membrane filtration technology:

(1)	Treatment of 2,400 cubic meters tons of wastewater per day for reuse in a titanium dioxide plant in Yantai City, Shandong Province.

(2)	Treatment of leachate (1,000 tons per day) at a garbage landfill site in Shaanxi Province, China. In processing landfill leachate, DTRO technology, compared with traditional technologies, has the advantages of higher operation stability, consistent high water recovery rate, more fouling-resistant, and a longer lifespan.

(3)	Zero Liquid Discharge (ZLD) project at a power plant located in Shandong, China. Due to the severe air pollution problems in China, the Chinese government has imposed stringent regulations on power plant air and liquid emission. DTRO filtration was used as the essential component in the wastewater treatment system to filter wastewater and ultimately achieve ZLD.

(4)	DTRO system in containers for wastewater from industrial park located in Shanxi, China with 1,100 tons per day capacity. The Company innovatively designed DTRO systems in weather-proof containers for efficiency in shipping and on-site installation.

Our Services

In 2017 we began acting as a solution provider and purify wastewater for customers, such as landfill leachate treatment and purification service. For example, we provided landfill leachate filtration service to various landfill sites located across China. All the equipment used to treat the leachate is built, owned and operated by us and service revenue was calculated based on the volume of wastewater inflow. The services will continue to be provided in 2019.

Sales and Marketing

We are increasing our marketing efforts. We have established marketing networks in many cities throughout China. We have established customer contacts in the cities of Yantai, Beijing, Harbin and Shanghai, and we are in the process of expanding markets in Shandong Province, Jiangsu Province and Inner Mongolia Autonomous Region in 2019. Customer contacts can take sales orders, visit existing clients or prospective clients, troubleshoot issues for clients and/or offer solutions and engage technical support from the company to resolve the client’s challenges. We currently have business cooperation partners in Northeast China and Nanjing City. We plan to develop more business cooperation partners in Anhui Province and Inner Mongolia Autonomous Region in 2019.

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

As of December 31, 2018, our research and development team had a total of 27 researchers and analysts focusing on mechanical design and advancements in membrane technology, including water-resistant membrane, high-pressure membranes, antipollution membranes and enhanced acid separator membranes and desalination membranes. Quality control is an important aspect of the team’s work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value.

For the years ended December 31, 2018, 2017 and 2016, we spent $2,654,513, $1,355,648 and $622,051, respectively, on research and development. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

Sources of Raw Materials

We purchase raw materials on the market at prevailing market prices. We purchase from a variety of suppliers and believe these raw materials are widely available. We purchase our membrane columns, pumps and other components of water treatment equipment from Dalian Huarui Heavy Industry Group Limited by Share Ltd., which accounted for 4% of our total raw materials purchases for the year ended December 31, 2018. We believe our relationships with the suppliers of our raw materials are strong. We do not expect the prices of such raw materials to vary greatly from their current prices, as there has traditionally been little price volatility for such materials. If we were unable to purchase from our primary suppliers, including Dalian Huarui Heavy Industry Group Limited by Share Ltd., we do not expect we would face difficulties in locating other suppliers at substantially the same prices, but may experience delays, which may be substantial, in transitioning to the new supplier.

Intellectual Property Rights

We rely on our technology patents to protect our domestic business interests and ensure our position as a water filtration DTRO membrane pioneer in our industry. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate patented technology. Patented technology is critical to the continued success of our products. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. Patents in China are principally protected under the Patent Law of China. The duration of a patent right is either 10 years (utility model or design) or 20 years (invention) from the date of application, depending on the type of patent right. We currently hold 23 patents in China:

Proprietary Name	Patent No	Patent Type	Application Date	Approval Date	Expiration Date	Authority

Reverse Osmosis concentrated water recycling equipment with additional booster pump	ZL 2014 2 0430050.9	Utility Mode	8/1/2014	12/10/2014	8/1/2024	China State Intellectual Property Office

Oilfield drilling water bottom mud wastewater treatment equipment	ZL 2014 2 0821047.X	Utility Model	12/23/2014	5/20/2015	12/23/2024	China State Intellectual Property Office

Unpowered back wash filter equipment	ZL 2014 2 0821941.7	Utility Model	12/23/2014	5/27/2015	12/23/2024	China State Intellectual Property Office

Disk type membrane column recycled water recovery equipment	ZL 2014 2 0838892.8	Utility Model	12/26/2014	5/20/2015	12/26/2024	China State Intellectual Property Office

Rounded membrane filter equipment	ZL 2014 2 0839414.9	Utility Model	12/26/2014	5/27/2015	12/26/2024	China State Intellectual Property Office

Electrochemical, catalytic oxidation combined device for treatment of high concentration organic wastewater	ZL 2014 2 0859863.X	Utility Model	12/31/2014	5/27/2015	12/31/2024	China State Intellectual Property Office

Automatic identification of positive and reverse function of secondary water supply equipment control system	ZL 2014 2 0860988.4	Utility Model	12/31/2014	7/8/2015	12/31/2024	China State Intellectual Property Office

Water supply equipment control system of automatic switch between double power source	ZL 2014 2 0861010.X	Utility Model	12/31/2014	5/6/2015	12/31/2024	China State Intellectual Property Office

Proprietary Name	Patent No	Patent Type	Application Date	Approval Date	Expiration Date	Authority

Disc tube two-stage system reserve osmosis membrane	ZL 2016 2 0180627.4	Utility Model	3/10/2016	7/27/2016	3/10/2026	China State Intellectual Property Office

New type of disc tube reserve osmosis membrane column for sterilization	ZL 2016 2 0657397.6	Utility Model	6/29/2016	12/14/2016	6/29/2026	China State Intellectual Property Office

Disc tube reserve osmosis system with constant recovery rate	ZL 2017 2 0863934.7	Utility Model	7/17/2017	2/2/2018	7/17/2027	China State Intellectual Property Office

New type of diversion plate used in disc tube membrane column	ZL 2017 2 0863935.1	Utility Model	7/17/2017	2/2/2018	7/17/2027	China State Intellectual Property Office

Zero discharge treatment recycling device for dyeing wastewater	ZL 2017 2 0863942.1	Utility Model	7/17/2017	1/19/2018	7/17/2027	China State Intellectual Property Office

Pre-processing treatment equipment for desulfurization waste water of power plant	ZL 2017 2 0863945.5	Utility Model	7/17/2017	2/23/2018	7/17/2027	China State Intellectual Property Office

Multistage disc tube reserve osmosis system	ZL 2017 2 0864450.4	Utility Model	7/17/2017	1/19/2018	7/17/2027	China State Intellectual Property Office

Pre-processing equipment for the modularity of disc tube reserve osmosis system	ZL 2017 2 0864516.X	Utility Model	7/17/2017	1/23/2018	7/17/2027	China State Intellectual Property Office

Disc tube reserve osmosis system with low energy consumption and high recovery rate	ZL 2017 2 0864953.1	Utility Model	7/17/2017	3/9/2018	7/17/2027	China State Intellectual Property Office

Mobile high-salt organic waste water recycling equipment	ZL 2017 2 0864955.0	Utility Model	7/17/2017	1/23/2018	7/17/2027	China State Intellectual Property Office

Packing box	ZL 2017 3 0429766.6	Design	9/12/2017	1/23/2018	9/12/2027	China State Intellectual Property Office

A DTNF treatment system for heavy metal wastewater	ZL 2018 2 0884994.1	Utility Model	6/8/2018	2/5/2019	6/7/2028	China State Intellectual Property Office

A deflector plate of DTRO membrane for water treament	ZL 2018 2 0855004.1	Utility Model	6/4/2018	4/2/2019	6/3/2028	China State Intellectual Property Office

A deflector plate for DTRO component	ZL 2018 2 0852364.6	Utility Model	6/4/2018	4/2/2019	6/3/2028	China State Intellectual Property Office

A DTRO treatment system for hypersaline water	201820852787.8	Utility Model	6/4/2018	4/2/2019	6/3/2028	China State Intellectual Property Office

REGULATION

 Regulations and National Policies Relating to the Water Treatment Equipment Manufacturing Industry

Pursuant to (a) the Law of China on the Prevention and Control of Water Pollution (2017 Revision), (b) the Law of China on Circular Economy Promotion (2018 Revision), and (c) Regulation on Urban Drainage and Sewage Treatment which was adopted in 2014, the Chinese government supports the application of advanced and applicable technology to the prevention and control of water pollution, the research, development and promotion of science and technology. Further, the Chinese government encourages social funds to invest, construct and operate urban drainage and sewage treatment equipment.

Pursuant to the Water Ten Plan, the Chinese government adopted specific targets related to water quality and environmental protection. To achieve these targets, the government will promote research and advanced technologies on water pollution treatment and recycling.

The principal regulation governing foreign ownership of water treatment equipment manufacturing businesses in China are the Foreign Investment Industrial Guidance Catalogue (2017 Revision) issued by the Ministry of Commerce (“MOFCOM”) and the National Development and Reform Commission (“NDRC”), or the Catalogue, and the Special Administration Measures for Market Access of Foreign Investment (2018) issued by the MOFCOM and the NDRC on June 28, 2018, or the Negative List. Under the Catalogue, our main business, the water treatment equipment manufacturing business is in an industry that foreign investors are encouraged to invest in, and our businesses don’t fall within the Negative List as well. According to the Wholly Foreign-Owned Enterprise Law of the PRC (2016 Revision) and its implementation rules, and the Provision Measures for Filing administration of Establishment and Changes of Foreign-Invested Enterprise (2018 Revision), since October 2016, foreign investment in the encouraged industries that stipulated in the Catalogue, such as our water treatment equipment manufacturing business in China, is subject to recordation procedures with the Ministry of Commerce and/or the local counterpart, while foreign investment that took place before October 2016 was subject to approval from relevant Ministry of Commence authority. At the time of our acquisition of Jinzheng in February 2016, the foreign ownership of our Chinese subsidiary, Jinzheng, was approved by Department of Commerce of Shandong Province, and has obtained Certificate of Approval for Establishment of Enterprise with Investment of Taiwan, Hong Kong, Macao and Overseas Chinese in China issued by People’s Government of Shandong Province on February 2, 2016.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China include the Foreign Exchange Administration Regulations (2008 Revision) , the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the China Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Foreign Exchange Administration Regulations (2008 Revision), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities.

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of China (2018 Revision), the Wholly Foreign-Owned Enterprise Law of the PRC (2016 Revision) and the Implementation Rules on the Wholly Foreign-Owned Enterprise Law of the PRC (2014 Revision).

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

On February 13, 2015, the State Administration of Foreign Exchange issued the Circular on Further Simplifying and Improving Polices for Foreign Exchange Administration on Direct Investment, which became effective on June 1, 2015 (the “Circular 13), the SAFE assigned its foreign exchange registration for both domestic and oversea direct investment business to licensed Chinese banks, Chinese residents who are required to go through foreign exchange registrations under Circular 37 can register with qualified banks rather than the SAFE and its branches.

Chinese residents who control our Company are required to register with qualified banks in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a Chinese company owned by Chinese residents in the future, such Chinese residents will be subject to the registration procedures described in both Circular 37 and Circular 13.

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

Our China counsel, GFE Law Firm, has advised us that, based on their understanding of the current Chinese laws and regulations:

●	we currently control Jinzheng by virtue of Newater HK acquiring 100% of the equity interests of Jinzheng, which are not regulated by the New M&A Rule. According to the New M&A Rule, when a domestic company or a domestic natural person, through an overseas company established or controlled by it, to acquire a domestic company’s equity interest which is related to or connected with it, approval from Ministry of Commerce is required. At the time of our equity interest acquisition, as the acquiree, Jinzheng was not related to or connected with the foreign investor, or the acquirer, Newater HK. Accordingly, we did not need the approval from Ministry of Commerce. In addition, we have received all relevant approvals and certificates required for the acquisition;

●	the CSRC approval under the New M&A Rule only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in Chinese domestic companies, or a SPV-domestic company share swap. Newater does not constitutes a SPV that is required to obtain approval from the CSRC for overseas listing under the New M&A Rule because there has not been any SPV-domestic company share swap in our corporate history; and

●	notwithstanding the above analysis, the CSRC has not issued any definitive rule or interpretation regarding whether offerings like our initial public offering are subject to the New M&A Rule.

Notwithstanding the above opinion, our PRC counsel has further advised us that uncertainties still exist as to how the New M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the New M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their Chinese Subsidiaries

An offshore company may invest equity in a Chinese company, which will become the Chinese subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign-Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, and their respective implementing rules, the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors, and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, all as amended from time to time.

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

Regulations Relating to Intellectual Property Rights

Patent. Patents in China are principally protected under the Patent Law of China and its implementation rules. The duration of a patent right is either 10 years (utility model or design) or 20 years (invention) from the date of application, depending on the type of patent right.

Copyright. Copyright in China, including computer software copyright, is principally protected under the Copyright Law of China, the Regulation on the Protection of Computer Software (2013 Revision) and other related rules and regulations, collectively the Copyright Laws and Regulations. Under the Copyright Laws and Regulations, for a company, the term of protection for copyright is 50 years from the first publication of its work.

Trademark. Registered trademarks are primarily protected under the Trademark Law of China and its implementation rules. Trademarks are registered with the Trademark Office of the State Administration for Industry and Commerce. Where registration is sought for a trademark that is identical or similar to another trademark that has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark could be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

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

Regulations Relating to Labor

Pursuant to the China Labor Law (2018 Revision) the China Labor Contract Law (2012 Revision) and its implementation rules, a written labor contract is required when an employment relationship is established between an employer and an employee. Other labor-related regulations and rules of China stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

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

Pursuant to the Social Insurance Law of the PRC (2018 Revision) and the Interim Regulation concerning the Collection and Payment of Social Insurance (1999), employers are required to register with local social insurance authorities and pay pension insurance, medical insurance, unemployment insurance, occupational injury insurance, maternity insurance, collectively the Social Insurance, for their employees, while employees are required to pay pension insurance, unemployment insurance, occupational injury insurance themselves, both base on the basic salary and at a rate regulated by relevant laws and rules.

Pursuant to the Regulations on the Administration of Housing Fund (2002 Revision), Chinese companies must register with applicable housing fund management centers and help each of their employees to establish a special housing fund account in an entrusted bank. Both Chinese companies and their employees are required to contribute to the housing funds.

Regulations Relating to Environmental Protection

The Environmental Protection Law (2014 Revision) effectively established the legal framework for environment protection in China. The Environmental Protection Law requires the Ministry of Environmental Protection (the “MEP”), to implement uniform supervision and administration of environmental protection work nationwide and establishes national waste discharge standards. Enterprises producing environmental contamination and other public hazards must incorporate environmental protection work into their planning and establish environmental protection systems.

Through the adoption of the Environmental Impact Assessment Law of China (2018 Revision) and the Rule on Classification for Environmental Impact Assessment of Construction Projects (2017) and partially amended by the Ministry of Ecological Environment in April 2018 the Chinese government established a system to appraise the environmental impact of construction projects and classify the appraisal based on the degree of environmental impact caused by the construction project, a construction unit or an enterprise shall prepare an environmental impact report, an environmental impact statement, or an environmental impact form based upon the varying degrees of environmental impact of the construction projects, such environmental impact report or statement is required to be submitted to the competent environmental protection authority for approval while the environmental impact form only required to be filed with competent authorities.

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

Yantai Jinzheng Eco-Technology Co., Ltd Xi’an Branch – We formed our Xi’an Branch on March 27, 2019 in Xi’an City, Shanxi Province. It mainly engages in design, sale, and installation of DTRO membranes, related equipment and systems for wastewater treatment.

Newater Technology America, Inc.  – We formed our wholly owned U.S. subsidiary incorporated in Delaware on April 24, 2019. It mainly engages in design, sale, and installation of DTRO membranes, related equipment and systems for wastewater treatment focusing on the North America market.

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

On August 2, 2017, the Company completed its initial public offering on the NASDAQ Capital Market under the symbol of “NEWA”. The Company offered 1,400,000 common shares at $5 per share. Net proceeds raised by the Company from the initial public offering amounted to $6,145,325 after deducting underwriting discounts and commissions and other offering expenses. Out of the $6.1 million net proceeds, $500,000 was deposited into an escrow account to satisfy the initial $500,000 in potential indemnification obligations arising during an escrow period of two years following the closing date of August 2, 2017 and was presented as restricted cash, in the accompanying consolidated balance sheets. On August 3, 2017, the Company sold additional 210,000 common shares at $5 per share. Net proceeds raised by the Company amounted to $966,000 after deducting underwriting discounts. As a result, the Company raised a total of $7,111,325 from issuance of common shares in the year ended December 31, 2017.

For our business expansion into other provinces in China, we formed our Xi’an Branch on March 27, 2019, which mainly engages in design, sale, and installation of DTRO membranes, related equipment and systems for wastewater treatment.

To expand our reach into the international market, we established our wholly owned U.S. subsidiary on April 24, 2019. Its main business scope includes design, sale, and installation of DTRO membranes, related equipment and systems for wastewater treatment focusing the North America market.

D.	Property, Plants and Equipment.

Our headquarters is located at No.1 Ruida Road, Laishan District Economic Development Area, Yantai, Shandong Province, People’s Republic of China. We currently have one Chinese domestic operating company, Jinzheng, following our disposal in December 2016 of Shandong Jinmo Recycled Water Resource Co., Ltd. (“Jinmo”). Our facilities are used for manufacturing, sales and marketing, research and development and administrative functions. We own a manufacturing facility located at Laishan District Economic Development Area, Yantai, the building complex will total 291,470 sq. ft. on an 8.07-acre site. A portion of this facility is still under construction, however, we recently completed the production facility that hosts the traditional manufacturing line for membrane modules, and the facility for manufacturing wastewater treatment equipment, which began operation on April 13, 2018, while the office area is still under construction. We expect to complete the construction by the end of 2019.

Jinzheng is currently negotiating buying land (approximately 3,806,273 sq.ft) from Yantai Tianrun Construction & Installation Ltd, a third party, both parties signed a land-use right transfer agreement on July 3, 2018, and on the same day, Jinzheng paid a RMB 3,000,000 deposit to an escrow account held by the Management Council of Laishan District Economic Development Area, Yantai City. Due to the complicated governmental procedures of land transfer, this transaction is still ongoing.

All the other facilities that we currently use are leased. We believe our facilities are adequate for our current needs and we do not believe we will encounter any difficulty in extending the terms of the leases by which we occupy our respective premises. A summary description of our facilities locations follows:

Office	Address	Ownership	Rental Term	Space
The company headquarters office & production shop	No. 1 of Ruida Road, Laishan District Economic Development Area, Yantai, Shandong Province	Owned	July 2008 – July 2058	349,198.58 sq. ft.

The company production shop & warehouse	No. 8, Lande Road, Shengquan Industrial Park, Laishan District Yantai, Shandong Province	Leased	April 2018 - April 2019	10,764 sq. ft.

The company Jinan City, Shandong Province liaison office	Goden Time Square, Building #G, Rooms 809-810, Lixia District, Jinan City, Shandong Province	Leased	July 2018 – June 2019	662.41 sq. ft.

The company Shijiazhuang City, Hebei Province liaison office	NO. 66 Yuhua W Rd, Room 03, 14/F, Haiyue World, Shijiazhuang City, Hebei Province	Leased	January 2019 – December 2019	1,614.58 sq. ft.

The company Inner Mongolia Autonomous Region liaison office	Room 1610, Building #E, Greenland Tengfei Building, Saihan District, Hohhot City, Inner Mongolia Autonomous Region	leased	January 2019 – December 2019	376.74 sq. ft.

The company Xi’an City, Shanxi Province branch office	Hai Rong Ming Cheng, North Nineth Fengcheng Road, Unit 1, Room 1607, Building #46, Economic Development Area, Xi’an City	leased	December 2018 – December 2019	1146.68 sq. ft.

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

Overview

We specialize in the development, manufacture and sale of DTRO and DTNF membrane filtration equipment, systems and parts for wastewater treatment, recycling and discharge. We provide technical solutions in engineering support and installation, technical advice and services, and other project related solutions to turn wastewater into valuable clean water. Our expertise in DTRO and DTNF membrane enables us to develop an array of core materials and technologies that can be applied in many ways to solve complex wastewater treatment challenges and to meet our customers’ increasingly difficult needs for fluid filtration, separation and purification.

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

Our products can be used across a wide array of markets and applications to convert wastewater into high quality, reusable clean water. We currently primarily serve the waste (garbage), chemical and energy industries. Our extensive customer process knowledge, scientific expertise, and related engineering know-how enable us to provide customized and cost-effective solutions for our customers, with products that are well matched to their needs.

We actively pursue projects and markets in which our products can make a substantial difference to customers. These capabilities also allow us to develop new and innovative products and enter new markets, such as industrial park wastewater, common effluent treatment plants, municipal wastewater, and seawater desalination.

We operate our business in China through our subsidiary, Jinzheng.

Revenues

Our revenues derived from product sales, such as sales of membrane filtration modules, equipment and systems, project sales (wastewater treatment system projects) and service sales (providing wastewater treatment service to landfill leachate and industrial parks). Revenue consists of the invoiced value for the sales, net of value-added tax (“VAT”), business tax, applicable local government levies, rebates, discounts and returns.

The following factors affect the revenues from our operations.

Maintain our competitive advantages. We actively pursue projects and markets in which our products can make a substantial difference to our customers. We especially target projects in which our integrated wastewater treatment solutions could improve wastewater treatment system outputs and reduce costs. We leverage our engineering and scientific expertise in wastewater management to provide unique and cost-effective solutions for customers. If we fail to maintain our reputation and competitiveness, customers demand for our products, projects and services could decline.

Competition. The market for our products, projects and services is generally competitive. We often compete with many other companies ranging from small regional firms to large international corporations. The degree of competition varies based on region, type of clients and other factors. The number of competitors can vary widely, depending upon technical qualifications, the relative value of the project, geographic location, the financial terms, risks associated with the work, and any restrictions placed upon by the client. Historically, clients have chosen by weighing quality, technology used and timeliness of the product/service delivery versus costs to determine which company offers the best value.

We believe that our principal competitors include the following companies, Pall Corporation, Beijing Tiandiren Environmental Protection Technology Co., Ltd, and Rochem Group.

Expansion. We believe that we should continue to expand our business to other regions of China to increase our market share. In 2016, our customers in Jiangsu Province, Liaoning Province and Inner Mongolia Autonomous Region accounted for approximately 30%, 20% and 10% of the total sales, respectively. In 2017, our customers in Beijing, Shandong province and Shanxi Province accounted for approximately 48%, 32% and 4% of the total sales, respectively. In 2018, approximately 90% of our revenues derived from three geographic markets, with approximately 43%, 33% and 14% of our revenues from customers located in the Shandong Province, Beijing City and Inner Mongolia Autonomous Region, respectively. Presently, we intend to expand our business to customers located in Shandong Province, Jiangsu Province and Inner Mongolia Autonomous Region. If we fail to expand to other geographic regions, our revenue growth could slow down.

	2018	2017	2016
Beijing	33%	48%
Shandong	43%	32%
Liaoning			20%
Shanxi		4%
Inner Mongolia	14%		10%
Jiangsu			30%

Loss of key personnel. Our rapid growth in revenue was derived from our competitive advantage in our products, projects and services. We rely heavily on the expertise and leadership of our senior management to maintain our core competence. The loss of the service of any of our key personnel could adversely affect our business, especially Yuebiao Li, our founder, Chairman and Chief Executive Officer. We have obtained non-compete agreements and confidentiality agreements from our scientists and technical personnel in our research and development and manufacturing departments.

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

Costs and Expenses

We primarily incur the following costs and expenses:

Costs of revenues. Cost of revenues consists primarily of direct raw materials, direct payroll of workshop staff, utility and supply costs consumed in the manufacturing process, manufacturing labor, depreciation expense and overhead expenses necessary to manufacture finished goods as well as distribution costs such as inbound freight charges. As our customer base continues to grow and we increasingly conduct larger scale projects, we expect our cost of revenues to increase in absolute dollars as we acquire more significant amounts of raw materials and expand our workshop staff to support our continued growth. Cost of revenues from related parties represents the costs incurred from related parties. The balance in 2016 represents purchases from Heilongjiang Binteer. There was no cost of revenue from related party in 2017 and the balance in 2018 is 5,669,252.

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

As Newater Technology and Newater HK had no operating profit or tax liabilities for the years ended December 31, 2018, 2017 and 2016, our income tax expense reflects income tax paid and provided by Jinzheng and Jinmo prior to Jinmo being disposed of in 2016. Jinzheng was granted by four government departments of Shandong Province, including the Department of Science and Technology, Finance Bureau, Shandong Local Taxation Bureau and Shandong Provincial Office of State Administration of Taxation, the “High-Tech Enterprise” designation, qualifying it for a preferential tax rate of 15% for the years ended December 31, 2018, 2017 and 2016. Jinmo was recognized as a small, low-profit enterprise and received a preferential income tax of 10% for the years ended December 31, 2016. We expect income tax expenses to increase as a result of the expiration of these tax benefits, and to thereafter vary each reporting period depending upon taxable income fluctuations and our availability of tax benefits.

The following factors affect our cost of revenues and expense.

Price fluctuation of raw materials. The costs of raw materials takes the majority of cost of goods sold. The price of raw materials fluctuates based on suppliers’ price, duty and tariffs. Although our current materials supply is stable, we could be impacted by material price fluctuation in coming years.

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

Depreciation and amortization. Our depreciation and amortization expenses are mainly driven by the net value of machinery equipment, motor vehicles, buildings, land use rights and other items. Depreciation of property, plant and equipment is calculated based on cost, less their estimated residual value, if any, using the straight-line method over estimated useful life of 20 years, 10 years, 5 years and 3 years. Land use rights are amortized over a useful life of 50 years. Any change of the depreciation and amortization accounting policy or impairment of our property may affect our operating results.

Collectability of our accounts receivable. Our balance of net accounts receivable was $10,064,847 as of December 31, 2018, representing an increase of $4,622,327, or 85%, compared with $5,442,520 as of December 31, 2017. The increase in our net receivable balance was largely attributed to our 60% growth in revenue from third parties. If the accounts receivable cannot be collected in time, a significant amount of bad debt expense will occur in the coming years, which will affect our operating result significantly.

Results of Operations

For the years ended December 31, 2018, 2017 and 2016.

	For the years ended December 31,
	2018	2017	2016

Net revenues	$25,973,963	$16,192,503	$6,425,338
Net revenues from related parties	21,066,741	9,146,994	5,854,383
Cost of revenues	20,474,072	17,199,866	7,182,081
Cost of revenues from related parties	5,669,252	-	556,692
Gross profit	20,897,380	8,139,631	4,540,948
Gross margin	44%	32%	37%
Selling, general and administrative	12,025,924	5,452,349	3,146,521
Income from operations	8,871,456	2,687,282	1,394,427
Interest expense	658,290	242,707	155,553
Interest income	(26,632)	(112,592)	(5,091)
Government grant	(627,748)	(513,538)	(1,750,726)
Other expenses (income)	(1,162)	3,956	12,534
Income before tax	8,868,708	3,066,749	2,982,157
Income tax provisions	1,657,279	475,818	548,437
Net income	$7,211,429	$2,590,931	$2,433,720

Revenues. We are a specialized wastewater treatment company with the goal to turn wastewater into re-useable clean water. For different industries, the types of wastewaters are different. We have to customize our DTRO products and treatment solutions for each client’s situation. In 2018, we experienced a rapid revenue growth, which was evidenced by the increase in both the number and size of project, product and service sales.

Our revenue from third parties was $25,973,963, $16,192,503 and $6,425,338 for the years ended December 31, 2018, 2017 and 2016, respectively, an increase of $9,781,460, or 60% from 2017 to 2018 and an increase of $9,767,165 or 152% from 2016 to 2017. Our revenue growth in the year 2018 and 2017 resulted primarily from increased demand for our systems and services. These increases can be evidenced in the total revenue from project sales, number of intermediary contractors, number of end customers, and number of large-scale projects. There was no service revenue from third parties in 2016 and a balance of $7,995,334 in 2017. We achieved service sales of $18,362,715 for the year ended December 31, 2018, representing an increase of $10,367,381, or 130%, comparing to the service sales in 2017. We had $6,223,293 in project sales for the year ended December 31, 2018, representing an increase of $1,797,697, or 41%, compared to project sales of $4,425,596 in 2017 and $1,578,366 in 2016. However, our product sale was $1,387,955 for the year ended December 31, 2018, representing a decrease of $2,383,618, or 63%, comparing to product sales of $3,771,573 in 2017 and $4,846,972 in 2016.

We generated revenue from related parties of $21,066,741 for the year ended December 31, 2018, representing an increase of $11,919,747, or 130%, compared to related parties sales of $9,146,994 for the year ended December 31, 2017. The related parties revenue of $9,146,994 for the year ended December 31, 2017 represented an increase of $3,292,611, or 56%, compared to the related parties revenue of $5,854,383 for the year ended December 31, 2016. From our experience, to win bids for projects, we need to rely on local intermediate contractors who have the financial and technical resources. Beginning in 2016, we have implemented a business strategy to strengthen our project sales through those intermediate contractors. Our strategy has proven to be effective as evidenced by the increase in our project sales figures. Yet, during certain years, project sales can be concentrated on certain contractors thus creating significant influence to our business operation. We achieved related parties project sales of $20,761,803, $8,917,627, and $1,551,405 for the years ended December 31, 2018, 2017 and 2016, respectively, representing an increase of $11,844,176, or 133%, and $7,366,222, or 475%.

Cost of revenues. Our total cost of revenues increased to $26,143,324 by $8,943,458, or 52%, for the year ended December 31, 2018 compared to cost of revenues of $17,199,866 for the year ended December 31, 2017. The increase in cost of revenues directly corresponded to the increase in revenue during the same year. Our cost of revenues as a percentage of revenue was 56%, 68% and 63% for the years ended December 31, 2018, 2017 and 2016, respectively. Main driver is the implementation of the modular concept in system design and production process, which helps to manage inventory, reduce production lead time and control costs in the manufacturing process.

Our total cost of revenues increased to $17,199,866 by $9,461,093, or 122%, for the year ended December 31, 2017 compared to cost of revenues of $7,738,773 for the year ended December 31, 2016. The increase in cost of revenues were mainly in line with the increase in revenue during the same year.

Our cost of revenues for third parties increased to $20,474,072 by $3,274,206, or 19%, for the year ended December 31, 2018 compared to cost of revenues of $17,199,866 for the year ended December 31, 2017.

Our cost of revenues for third parties increased to $17,199,866 by $10,017,785, or 139%, for the year ended December 31, 2017 compared to cost of revenues of $7,182,081 for the year ended December 31, 2016.

Gross margin. Our gross margin increased from 32% for the year ended December 31, 2017, to 44% for the year ended December 31, 2018.

Our gross margin decreased from 37% for the year ended December 31, 2016, to 32% for the year ended December 31, 2017.

The increase of gross profit margin in 2018 compared with that in 2017 was mainly driven by the increased service revenue. Service contracts, especially for those technically-challenging cases, generates a higher gross profit margin.

Selling, general and administrative expense. Selling, general and administrative expenses were $12,025,924 for the year ended December 31, 2018, and $5,452,349 for the year ended December 31, 2017, an increase of $6,573,575, or 121%. The increase in operating expenses is mainly due to higher payroll paid to administrative personnel and our management team, an increase in research and development expenses, an increase in domestic and overseas business traveling expenses and an increase in entertainment expense. Research and development expenses increased by $1,298,865 or 96%, from $1,355,648 in 2017 to $2,654,513 in 2018, which was mainly due to the increased number of projects and project size expansion. Travelling expenses increased by $194,120 or 67%, from $288,203 in 2017 to $482,323 in 2018 as there were more travelling expenses for overseas travels. Entertainment expenses increased by $523,549 or 178%, from $294,005 in 2017 to $817,554 in 2018 due to the business expansion. Payroll expense increased by $2,913,432 or 176%, from $1,657,988 in 2017 to $4,571,420 in 2018, which was due to the additional bonus of $2,806,700 for the senior management and the increased number of employees required to expand our business.

Selling, general and administrative expenses were $5,452,349 for the year ended December 31, 2017, and $3,146,521 for the year ended December 31, 2016, an increase of $2,305,828, or 73%. The increase in operating expenses is mainly due to higher payroll paid to administrative personnel and our management team, an increase in research and development expenses, and an increase in domestic and overseas business traveling expenses. Payroll expense increased by $1,007,184 or 155%, from $650,804 in 2016 to $1,657,988 in 2017, reflecting the increased number of employees required to expand our business. Research and development expenses increased by $733,597 or 118%, from $622,051 in 2016 to $1,355,648 in 2017, which was mainly due to the increased number of projects and project size expansion. Travelling expenses increased by $31,552 or 12%, from $256,651 in 2016 to $288,203 in 2017 as there were more travelling expenses for overseas travels.

We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will continue to increase as we are a reporting company in the United States.

Income from operations. Our income from operations was $8,871,456 for the year ended December 31, 2018 and $2,687,282 for the year ended December 31, 2017. Our operating income as a percentage of total revenues was 19% for the year ended December 31, 2018 and 11% for the year ended December 31, 2017. The significant increase was mainly due to our increased gross margin, offset by the increased selling, general and administrative expenses.

Our income from operations was $2,687,282 for the year ended December 31, 2017 and $1,394,427 for the year ended December 31, 2016. Our operating income as a percentage of total revenues was 11% for the year ended December 31, 2017 and 11% for the year ended December 31, 2016.

Income taxes. We incurred income tax expense of $1,657,279, $475,818 and $548,437 for the years ended December 31, 2018, 2017 and 2016, respectively. The $1,181,461 increase for the year ended December 31, 2018, compared with 2017, was due to increased income before income tax provisions, offset by the increase of the additional deduction for research and development expenses allowed by China tax law. The $72,619 decrease for the year ended December 31, 2017, compared with 2016, was due to increase of the additional deduction for research and development expenses allowed by China tax law.

Net income. Our net income was $7,211,429 and $2,590,931 for the years ended December 31, 2018 and 2017, respectively, representing an increase of $4,620,498, or 178%. The significant increase in net income was a result of increased revenue and the higher gross margin for the year ended December 31, 2018, compared to the year ended December 31, 2017.

Our net income was $2,590,931 and $2,433,720 for the years ended December 31, 2017 and 2016, respectively, representing an increase of $157,211 or 6%. The slight increase in net income was a result of increased revenue for the year ended December 31, 2017, compared to the year ended December 31, 2016.

B.	Liquidity and Capital Resources

Liquidity

For the years ended December 31, 2018, 2017, and 2016

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. On December 31, 2018, our working capital was $9,276,747, compared to working capital of $7,291,438 on December 31, 2017.

Our cash and cash equivalents balance on December 31, 2018 totaled $2,461,501, compared to $3,118,080 on December 31, 2017. During the year ended December 31, 2018, we had cash used in operating activities of $2,456,777, used cash in investing activities of $5,689,660, and had cash provided by financing activities of $6,674,611. The effect of the prevailing exchange rates on our cash position was in the amount of negative $404,956.

Our cash and cash equivalents balance on December 31, 2017 totaled $3,118,080, compared to $1,484,762 on December 31, 2016. During the year ended December 31, 2017, we used cash in operating activities of $3,189,701, used cash in investing activities of $1,479,400, and had cash provided by financing activities of $11,893,205. The effect of the prevailing exchange rates on our cash position was in the amount of $222,973. During the year ended December 31, 2016, we used cash in operating activities of $663,655, used cash in investment activities of $2,058,115 and had cash provided by financing activities of $5,150,172. The negative effect of prevailing exchange rates on our cash position was in the amount of $235,260 in 2016.

Net cash used in operating activities for the year ended December 31, 2018 totaled $2,456,777. The activities were mainly comprised of an increase of inventories of $5,762,750, a decrease in accrued expenses and other payable of $4,481,539, an increase in net accounts receivable from third parties of $5,327,278, an increase in net related parties receivable of $1,427,078, an increase in advance to suppliers and other current assets of $2,108,928, and offset by net income of $7,211,429, an increase in accounts payable and bank acceptance notes to vendors of $996,619, an increase in related parties account payable of $3,269,238, an increase in advances from customers of $2,420,363, a decrease in related parties deferred cost of revenue of $1,765,856, the depreciation and amortization of $558,327, the amortization of debt issuance costs of $103,772, and bad debt provision of $280,228.

Net cash used in operating activities for the year ended December 31, 2017 totaled $3,189,701. The activities were mainly comprised of an increase of inventories of $4,923,400, an increase in advances to suppliers and other current assets of $412,955, an increase in net accounts receivable from third parties of $5,076,425, an increase in deferred cost of revenue of $657,875, an increase in related parties deferred cost of revenue of $1,795,222, and offset by net income of $2,590,931, an increase in accounts payable and bank acceptance notes to vendors of $2,577,192, an increase in accrued expenses and other payables of $589,638, an increase in related parties advances from customers of $719,550, a decrease in net accounts receivable from related parties of $2,821,621, an increase in depreciation and amortization of $233,493 and an increase in bad debt provision of $229,707.

Net cash used in operating activities for the year ended December 31, 2016 totaled $663,655. The activities were mainly comprised of an increase in inventory of $2,743,853, an increase in advance to suppliers and other current assets of $2,289,933, a decrease in account payable to related parties of $2,140,504, and offset by our net income of $2,433,720, depreciation and amortization expense of $187,662, bad debt expense of $76,459, a decrease in account receivable from related parties of $87,683, a decrease in net accounts receivable from third parties of $2,148,124, a decrease in the other non-current assets of $22,857, an increase in accounts payable and bank acceptance notes to vendors of $1,079,258, an increase in advance from customers of $425,736, and an increase in accrued expenses and other payables of $352,502.

The decrease in our cash flows used in operating activities for the year ended December 31, 2018, compared to the year ended December 31, 2017, primarily resulted from increased net income, our decreased net deferred cost of revenue for both related parties and third parties, increased accounts payable for related parties, increases in advances from customers for third parties and offset by decreased accrued expenses and other payables, increased net accounts receivable for related parties, increased advances to suppliers and other current assets, increased non-current retentions receivable and increased inventories.

The increase in our cash flows used in operating activities for the year ended December 31, 2017, compared to the year ended December 31, 2016, primarily resulted from our increased net accounts receivable, and increased inventories, increase in deferred cost of revenue both for related party and third parties, and offset by increased accounts payable and bank acceptance notes to vendors both for related parties and third parties, increased advances from customers for related parties, decrease in advance to suppliers for related parties and increased accrued expenses and other payable.

Net cash used in investing activities for the year ended December 31, 2018 totaled $5,689,660. The activities were mainly comprised of $5,511,732 spent to purchase property, plant and equipment and $200,000 of payment for deposit on acquisition of subsidiary.

Net cash used in investing activities for the year ended December 31, 2017 totaled $1,479,400. The activities were primarily comprised of $1,482,360 spent to purchase property, plant and equipment, $1,236,490 advanced to third parties, and offset by repayments from third parties of $1,236,490.

Net cash used in investing activities for the year ended December 31, 2016 totaled $2,058,115. The activities were primarily comprised of $2,261,745 spent to purchase the land use rights for a piece of land, $239,467 advanced to related parties, $301,019 advanced to third parties, and offset by collections from related parties of $473,320 and repayments from third parties of $338,646.

One of our primary uses of cash in our investing activities for each year is for our purchase of property, plant and equipment and land use right.

We spent $4,029,372 more than in 2017 in purchasing property, plant and equipment for the year ended December 31, 2018. As a result, we used $4,210,260 more than the year ended December 31, 2017 in our investing activities for the year ended December 31, 2018.

One of our primary uses of cash in our investing activities for each year is for our purchase of property, plant and equipment and land use right.

We spent $1,415,719 more than in 2016 in purchasing property, plant and equipment for the year ended December 31, 2017. However, we spent $2,261,745 for the year December 31, 2016 in purchasing the land use rights. As a result, we used $578,715 less than the year ended December 31, 2016 in our investing activities for the year ended December 31, 2017.

For the year ended December 31, 2018, net cash provided by financing activities was $6,674,611. We received long-term loans of $8,631,493, loans due within one year of $11,493,557, offset by repayments of loans of $12,682,819, the payment of debt issuance costs of $284,219 and payment of deposit on loan agreement of $473,698.

For the year ended December 31, 2017, net cash provided by financing activities was $11,893,205. We received these funds from issuances of common shares of $7,111,325, borrowings from third parties of $8,805,683, offset by repayment to related parties of $739,973, and repayment of loan within one year of $3,283,830.

For the year ended December 31, 2016, net cash provided by financing activities was $5,150,172. We received these funds from issuances of common shares of $5,323,026, capital contributions from shareholders of $198,917, borrowings from third parties of $11,613,289, borrowings from related parties of $2,558,661, offset by the repayment to related parties of $1,982,733, capital distribution in connection with acquisition of a subsidiary of $4,418,425 and repayment of loans of $8,142,563.

We received $5,218,594 less than the year of 2017 in financing activities for the year ended December 31, 2018. We received proceeds of $2,687,874 more than in 2017 from loans due within one year, and received $8,631,493 more than the year of 2017 in proceeds from long-term loans for the year ended December 31, 2018. However, we repaid $8,668,394 and $730,595 more than the year 2017 for loans due within one year and long-term loans, respectively.

We received $6,743,033 more than the year of 2016 in financing activities for the year ended December 31, 2017. We received proceeds of $1,788,299 more than in 2016 from issuances of common shares, paid capital distribution in connection with acquisition of a subsidiary of $4,418,425 less than the year of 2016, and repaid $1,242,760 and $4,858,733 less than the year of 2016 in repayment to related parties and repayments of loans due within one year, respectively, for the year ended December 31, 2017. However, we received proceeds of $2,558,661 and $2,807,606 less than the year 2016 in borrowings from related parties and loans due within one year, respectively.

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

For 2019, we expect our main growth will be from our wastewater treatment business in China. The demand for our products, projects and services appears to be strengthening, from which we expect to generate more positive cash flow.

Our long-term future capital requirements will depend on many factors, including cash inflow from our revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and the continued market acceptance of our products, projects and services. Compared to $9,020,697 short-term loans outstanding as of December 31, 2017, we had $10,867,111 short-term loans outstanding as of December 31, 2018. Our total liability increased for the year of 2018 due to our purchase of inventories, increase in acquisition of property, plant and equipment. We mainly relied on proceeds from borrowings with third parties, and cash inflow from revenue to support our operations for the year ended December 31, 2018. As a fast-growing company, our management and finance team monitors cash flow on a daily basis and is actively taking actions to improve on the overall health of our cash flow.

Regulatory Restrictions on Capital Injections

We are required to comply with the following Chinese regulations regarding capital injections to foreign-invested enterprises.

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

Any loan to Jinzheng, which is treated as a foreign-invested enterprise under Chinese law, is subject to Chinese regulations and foreign exchange loan registrations. In January 2003, the China State Development and Reform Commission, SAFE and Ministry of Finance jointly promulgated the Circular on The Interim Provisions on the Management of Foreign Debts, or the Circular 28, limiting the total amount of foreign debt a foreign-invested enterprise may incur to the difference between the amount of total investment approved by the Ministry of Commerce or its local counterpart for such enterprise and the amount of registered capital of such enterprise, and requiring registration of any such loans with SAFE. As of December 31, 2018, the amount of approved total investment of Jinzheng was $5,759,705 (RMB 40,000,000) and registered capital was $2,879,853 (RMB 20,000,000), which means Jinzheng currently cannot obtain loans in excess of $2,879,852 from our entities outside mainland China.

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

Capital Resources

As of December 31, 2018 and 2017

The following table provides selected balance sheets comparisons as of December 31, 2018 and December 31, 2017:

	December 31,
	2018	2017	Variance	%
ASSETS
Current assets
Cash and cash equivalents	$2,461,501	$3,118,080	$(656,579)	(21%)
Restricted cash, current	6,033,482	6,753,685	(720,203)	-11%
Accounts receivable, net	10,064,847	5,442,520	4,622,327	85%
Accounts receivable - related parties, net	1,948,009	607,975	1,340,034	220%
Notes receivable	6,999	-	6,999	100%
Inventories	13,762,959	10,279,397	3,483,562	34%
Deferred cost of revenue	343,090	752,358	(409,268)	(54%)
Deferred cost of revenue - related party	-	1,795,222	(1,795,222)	(100%)
Deposit - related party	10,180	-	10,180	100%
Advances to suppliers and other current assets, net	4,904,290	2,885,510	2,018,780	70%
Total current assets	39,535,357	31,634,747	7,900,610	25%
Restricted cash, non-current	-	500,000	(500,000)	(100%)
Retentions receivable, non-current	344,856	-	344,856	100%
Property, plant and equipment, net	18,753,340	10,449,466	8,303,874	79%
Land use rights, net	2,078,240	2,243,183	(164,943)	(7%)
Deferred tax assets	604,064	518,251	85,813	17%
Deposit on loan agreement	436,275	-	436,275	100%
Total assets	$61,752,132	$45,345,647	$16,406,485	36%
LIABILITIES
Accounts payable and bank acceptance notes to vendors	$5,353,538	$4,644,784	$708,754	15%
Accounts payable - related parties	3,389,148	258,274	3,130,874	1212%
Loans due within one year	10,867,111	9,020,697	1,846,414	20%
Advances from customers	2,953,595	660,944	2,292,651	347%
Advances from customers - related parties	586,719	747,264	(160,545)	(21%)
Income tax payables	732,699	501,921	230,778	46%
Accrued expenses and other payables	6,375,800	8,509,425	(2,133,625)	(25%)
Total current liabilities	30,258,610	24,343,309	5,915,301	24%
Long term loans, less current portion and unamortized debt issuance costs	4,449,889	11,050	4,438,839	40170%
Total liabilities	$34,708,499	$24,354,359	$10,354,140	43%

We maintain cash and cash equivalents in mainland China and Hong Kong. At December 31, 2018 and 2017, bank deposits were as follows:

	December 31,
Country	2018	2017
China (mainland)	$2,435,065	$2,419,776
China (offshore bank account)	26,436	698,304

Total	$2,461,501	$3,118,080

An important proportion of our cash balances at December 31, 2018 and 2017 are in the form of RMB and held in bank accounts at financial institutions located in China. Cash held in banks in China is not insured. In 1996, the Chinese government introduced regulations relaxing restrictions on the conversion of the RMB; however, restrictions still remain, including restrictions on foreign-invested entities. Foreign-invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to China government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in China is not readily deployable by us for use outside of China.

Cash and cash equivalents

As of December 31, 2018, cash and cash equivalents were $2,461,501, compared to $3,118,080 at December 31, 2017. The components of net cash flow of negative $1,876,782, positive $7,447,077 and positive $2,193,142 for the years ended December 31, 2018, 2017 and 2016, are reflected below.

	Years Ended December 31,
	2018	2017	2016
Net cash used in operating activities	$(2,456,777)	$(3,189,701)	$(663,655)
Net cash used in investing activities	(5,689,660)	(1,479,400)	(2,058,115)
Net cash provided by financing activities	6,674,611	11,893,205	5,150,172
Exchange rate effect on cash	(404,956)	222,973	(235,260)

Net cash inflow (outflow)	$(1,876,782)	$7,447,077	$2,193,142

Restricted cash

The current portion of restricted cash includes cash deposits pledged in exchange for guarantee service provided by third party in the amount of $33,482, restricted cash of $500,000 which was held as security in an escrow account to satisfy the potential indemnification obligations in connection with the Company’s initial public offering, and certificate of deposits of $5,500,000 in the offshore bank account of Newater HK pledged for the short term loan of $4,369,016 (RMB 30,000,000) obtained from Industrial and Commercial Bank of China. Also see Note 12 for details on the loans. As of December 31, 2018 and 2017, the Company had current portion of restricted cash of $6,033,482 and $6,753,685, respectively.

As of December 31, 2017, the Company had non-current portion of restricted cash of $500,000 which was held as security in an escrow account pursuant to an escrow indemnification agreement in connection with the Company’s initial public offering to satisfy the potential indemnification obligations arising during an escrow period of two years following the closing date on August 2, 2017. This deposit in escrow account was reclassified as current restricted cash as of December 31, 2018.

Accounts receivable, net

Accounts receivable, net as of December 31, 2018 was $10,064,847, an increase of $4,622,327, or 85%, compared to $5,442,520 as of December 31, 2017. This increase resulted primarily from an increase in the volume of products, projects and services we provided. Our revenue for third parties increased by 60% for the year ended December 31, 2018 primarily from an increase the volume of products, projects and services we provided.

Advance to suppliers and other current assets, net

As of December 31, 2018 and 2017, advances to suppliers and other current assets consisted of the following:

	December 31,	December 31,
	2018	2017
Other current assets
Deposit	$1,668,907	$253,828
Prepaid expenses	368,586	63,686
VAT-input	447,766	651,056
Others	156,623	76,067
Total other current assets	2,641,882	1,044,637
Advances to suppliers	2,322,685	1,840,873
Total	4,964,567	2,885,510
Less: allowance for doubtful accounts	(60,277)	-
Advances to suppliers and other current assets, net	$4,904,290	$2,885,510

Balance of advance to suppliers increased by $481,812, or 26% from $1,840,873 as of December 31, 2017 to $2,322,685 as of December 31, 2018. The increase was a result from our increased manufacturing output and inventory building for core system parts.

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

Other current assets increased by $1,597,245, or 153%, from $1,044,637 as of December 31, 2017 to $2,641,882 as of December 31, 2018. The increase was mainly due to the increased deposit on the acquisition of a subsidiary, deposits placed for purchase of land use rights, customer projects bidding and other business activities which all occurred during 2018. Prepaid expenses and other current assets increased as a result of increased business activities and company growth.

Inventories

As of December 31, 2018, our inventory balance was $13,762,959, an increase of $3,483,562, or 34%, compared to $10,279,397, as of December 31, 2017. The increase was due to the increase of work in process and raw materials as follows:

	December 31, 2018	December 31, 2017
Raw materials	$5,029,535	$2,833,317
Work in process	8,586,643	7,446,080
Finished goods	146,781	-
Subtotal	13,762,959	10,279,397
Less: write-down of inventories	-	-
Inventories	$13,762,959	$10,279,397

Deferred cost of revenue

As of December 31, 2018 and 2017, our balance of deferred cost of revenue both for third parties and related parties totaled $343,090 and $2,547,580, respectively.

The Company’s cost of revenues primarily consists of (i) materials and equipment costs, (ii) compensation and related overhead expenses for personnel involved in the customization of its products, delivery, installation and maintenance and services (“compensation and overhead costs”), (iii) contractor costs, and (iii) depreciation of equipment used in operations.

For product revenues and project revenues, all costs associated with the sales are expensed when revenues are recognized. For service revenues, when revenue is recognized over time in accordance with the Company’s revenue recognition policies, total costs are deferred and amortized over the same period that associated service revenue is recognized. The costs incurred but not expensed yet are recognized as “Deferred cost of revenue” in the accompanying consolidated balance sheets. As of December 31, 2018 and 2017, deferred cost of revenue for third parties was $343,090 and $752,358, respectively. And the deferred cost of revenue balance for related parties was $0 and $1,795,222 as of December 31, 2018 and 2017, respectively.

Property, plant and equipment, net

Net property, plant and equipment as of December 31, 2018 were $18,753,340, an increase of $8,303,874 compared to $10,449,466 as of December 31, 2017. The significant increase was due to the construction of our new headquarter and manufacturing factory.

	December 31, 2018	December 31, 2017
Machinery equipment	$1,880,505	$1,143,605
Electronic equipment	167,618	117,220
Office equipment	156,996	81,248
Motor vehicles	1,612,293	932,877
Buildings	3,922,383	106,038
Computer software	92,336	81,939
Construction in progress	10,238,835	8,350,135
Leasehold improvements	75,745	80,053
Membrane cushion	216,901	-
Wastewater treatment system, except for membrane cushion	1,289,780	-
Total property, plant and equipment	19,653,392	10,893,115
Less: accumulated depreciation	(900,052)	(443,649)
Property, plant and equipment, net	$18,753,340	$10,449,466

Depreciation expense for the years ended December 31, 2018, 2017 and 2016, was $512,333, $188,995 and $165,906, respectively.

Land use rights, net

As of December 31, 2018 and 2017, land use rights consisted of the following:

	December 31, 2018	December 31, 2017
Cost	$2,187,229	$2,311,611
Less: accumulated amortization	(108,989)	(68,428)
Land use rights, net	$2,078,240	$2,243,183

Amortization expense for the years ended December 31, 2018, 2017 and 2016 was $45,994, $44,498 and $21,756, respectively.

Loans due within one year

Loans due within one year increased by $1,846,414 to $10,867,111 as of December 31, 2018 from $9,020,697 as of December 31, 2017. The proceeds from short-term loans were mainly used in operations. Our rapid revenue growth resulted in significant needs for cash and we have maintained good credit record and relationship with local banks to secure such loans. Our current assets increased by $8,012,237, or 25%, to $39,646,984 for the year ended December 31, 2018 from $31,634,747 for the year ended December 31, 2017. This increase was mainly financed by our proceeds from operation, and the short-term loans for the year ended December 31, 2018.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements included in this annual report, our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to internal controls failing to identify related party transactions. The material weakness, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future. Our independent registered public accounting firm did not undertake a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had they performed a formal assessment of our internal control over financial reporting or an audit of our internal control over financial reporting, additional deficiencies may have been identified.

We have implemented and plan to implement a number of measures to address the material weakness that has been identified in connection with the audit of our financial statements as of and for the year ended December 31, 2018. We are in progress to expedite and streamline our reporting process and develop our compliance process, including establishing accounting, business operation and information system internal control assessment framework to allow early detection, prevention and resolution of potential compliance issues. We intend to conduct regular and continuous U.S. GAAP accounting and financial reporting programs and send our financial staff to attend external U.S. GAAP training courses. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Risk Factors—Risks Associated with Ownership of Our Common Shares— In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018, our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

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

Revenue Recognition

On January 1, 2018, the Company adopted ASC 606 using the modified retrospective method applied to those contracts that were not completed or substantially complete as of January 1, 2018. Results for the reporting period beginning after January 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historic accounting under Topic 605.

Management has determined that the adoption of ASC 606 did not impact the Company’s previously reported financial statements in any prior period nor did it result in a cumulative effect adjustment to opening retained earnings.

The Company derives its revenues from: (1) sale of products such as water purifying membranes and water purification equipment (“product revenues”); (2) sale of water purifying installation projects (“project revenues”); and (3) providing wastewater treatment services such as landfill leachate treatment and purification (“service revenues”).

Products Revenues

Revenue for sale of products is derived from contracts with customers, which primarily include the sale of water purifying equipment accessories. The Company’s sales arrangements do not contain variable consideration. The Company recognizes revenue at a point in time based on management’s evaluation of when performance obligations under the terms of a contract with the customer are satisfied and control of the products has been transferred to the customer. For vast majority of the Company’s product sales, the performance obligations and control of the products transfer to the customer when products are delivered and customer acceptance is made.

Project Revenues

The general contract terms of water purifying installation projects include project management, timeframe of the project, payment terms, rights and obligations of parties, acceptance criteria, and liability for breach of contract.

The Company considers these promised goods and services as one performance obligation since its customer cannot benefit from a separate promised goods or service until combining them as a bundle of goods and series that is distinct.

Revenue is recognized when performance obligation under the terms of a contract with the customer are satisfied and control of the products has been transferred to the customer, which normally occurs when either (i) the Company has previously demonstrated that the equipment meets the specified criteria based on either seller or customer-specified objective criteria or (ii) upon formal acceptance received from the customer if the equipment has not been previously demonstrated to meet customer-specified objective criteria.

The Company usually provides free after-sales service under project revenues, which includes warranty, technical support and training for a period ranging from one to two years. The warranty doesn’t constitute a separate performance obligation since it is standard warranty to assure the project will function as expected. The actual after-sales expense was $275,520, $122,737 and $61,382 for the years ended December 31, 2018, 2017 and 2016, respectively.

Service Revenues

Service revenues are derived from the contracts with customers where the Company acts as a solution provider and purifies wastewater for customers. The general contract terms of wastewater treatment service include operation management, timeframe of the service, pricing and payment terms, rights and obligations of parties, testing criteria, and liability for breach of contract.

The term of pricing and payment stipulated in the contract are fixed.

The Company recognizes service revenues as the performance obligations satisfied over time. Specifically, the revenues have been recognized based on the volume of wastewater purified.

Revenue consists of the invoiced value for the sales net of value-added tax (“VAT”), business tax, applicable local government levies, rebates, discounts and returns.

The Company chooses its customers with scrutiny and keeps records of collection of receivables. Receivables from customers with solid credit condition and history are considered probable to be collected.

There were no sales returns and allowances for the years ended December 31, 2018, 2017 and 2016. The Company does not provide unconditional right of return, pricing protection or any other concessions to its customers.

In accordance with ASC 606, the Company disaggregates revenue from contracts with customers by revenue stream. The Company determined that disaggregating revenue into these categories meets the disclosure objective in ASC 606 which is to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by regional economic factors. Refer to Note 19 for information regarding revenue disaggregation by revenue stream.

Deferred revenue is recorded when consideration is received from a customer prior to transferring goods to the customer under the terms of a sales contract. As of December 31, 2018 and 2017, the Company recorded contract liabilities of $2,953,595 and $660,944 respectively, which was presented as “Advances from customers” on the accompanying consolidated balance sheets. As of December 31, 2018 and 2017, the Company recorded contract liabilities of $586,719 and $747,264 respectively, which was presented as “Advances from customers – related parties” on the accompanying consolidated balance sheets. During the years ended December 31, 2018 and 2017, the Company recognized $246,146 and $164,970, respectively, of contract liabilities included in the opening balances of advance from customers. During the years ended December 31, 2018 and 2017, the Company recognized $707,056 and $0, respectively, of contract liabilities included in the opening balances of advance from customers – related parties. The amount was included in net revenues in the accompanying consolidated statements of income and comprehensive income.

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

Fair Value of Financial Instruments

For certain of our financial instruments, including cash and cash equivalents, current portion of restricted cash, accounts receivable, notes receivables, inventories, advances to suppliers and other current assets, accounts payable and bank acceptance notes to vendors, loans due within one year, advances from customers, and accrued expenses and other payables, the carrying amounts approximate their fair values due to the short maturities.

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

Foreign Currency Translation

Our consolidated financial statements are presented in United States dollar, which is our reporting currency. The functional currency of Newater Technology and Newater HK is the United States dollar. The functional currency of Jinzheng is RMB. For Jinzheng, results of operations and cash flows are translated at average exchange rates during the year, assets and liabilities are translated at the unified exchange rate at the end of the year, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income. Transaction gains and losses are reflected in the consolidated statements of income and comprehensive income. Essentially all Company’s assets and operating activities are held or occur within China. So the loss from foreign currency translation does not represent any losses from actual transactions.

Recent Accounting Pronouncements

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

In July 2018, the FASB issued ASU 2018-10, “Codification Improvements to Topic 842, Leases”. The amendments in ASU 2018-10 affect narrow aspects of the guidance issued in the amendments in ASU 2016-02 including those regarding residual value guarantees, rate implicit in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase option, variable lease payments that depend on an index or a rate, investment tax credits, lease term and purchase option, transition guidance for amounts previously recognized in business combinations, certain transition adjustments, transition guidance for leases previously classified as capital leases under Topic 840, transition guidance for modifications to leases previously classified as direct financing or sales-type leases under Topic 840, transition guidance for sale and leaseback transactions, impairment of net investment in the lease, unguaranteed residual asset, effect of initial direct costs on rate implicit in the lease, and failed sale and leaseback transactions. In July 2018, the FASB issued ASU 2018-11, “Leases (Topic 842): Targeted Improvements”. The amendments in ASU 2018-11 affect the guidance issued in ASU 2016-02, “Leases (Topic 842)”, which is not yet effective. The amendments provide entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The amendments also provide lessors with a practical expedient to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component in certain circumstances. In December 2018, the FASB issued ASU 2018-20, “Leases (Topic 842) – Narrow-Scope Improvements for Lessors.” ASU 2018-20 allow lessors to make an accounting policy election not to evaluate whether sales taxes and similar taxes imposed by a governmental authority on a specific lease revenue-producing transaction are the primary obligation of the lessor as owner of the underlying leased asset. The amendments also require a lessor to exclude lessor costs paid directly by a lessee to third parties on the lessor’s behalf from variable payments and include lessor costs that are paid by the lessor and reimbursed by the lessee in the measurement of variable lease revenue and the associated expense. In addition, the amendments clarify that when lessors allocate variable payments to lease and non-lease components they are required to follow the recognition guidance in the new lease standard for the lease component and other applicable guidance, such as the new revenue standard, for the non-lease component. For entities that early adopted Topic 842, the amendments are effective upon issuance of ASU 2018-10, AUS 2018-11and ASU 2018-20, and the transition requirements are the same as those in Topic 842. For entities that have not adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842.

The Company plans to adopt ASU 2016-02 effective January 1, 2019 utilizing the modified retrospective transition method through a cumulative-effect adjustment at the beginning of the year 2019 and will not restate comparative periods. The Company will elect the package of practical expedients permitted under the transition guidance, which allows the Company to carryforward its historical lease classification, its assessment on whether a contract is or contains a lease, and its indirect costs for any leases that exist prior to adoption of the new standard. For leases with a term of 12 months or less, the Company plans to elect the short-term lease exemption, which allows the Company to not recognize right-of-use assets or lease liabilities for qualifying leases existing at transition and new leases the Company may enter into in the future. While the Company continues to assess all impacts of the adoption, the Company anticipates this standard will have a material impact on the Company’s consolidated balance sheets. However, the Company does not expect the adoption will have a material impact on the consolidated statements of income and comprehensive income.

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

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820), – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. The amendments in this Update modify the disclosure requirements on fair value measurements based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The amendments are effective for all entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the potential impacts of ASU 2018-13 on its consolidated financial statements.

Recently adopted accounting pronouncements

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. These amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company has adopted the standard retrospectively effective January 1, 2018. As a result of the adoption, net cash used in investing activities was adjusted to exclude the changes in restricted cash, resulting a decrease of $5,712,407 and $922,380 in the net cash used in investing activities in the previously-reported amount for the years ended December 31, 2017 and 2016, respectively.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 3.13% in 2018, 2.0% in 2017, and 1.6% in 2016.

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

●	Demand for water treatment systems has an inverse relationship to the availability and quality of water resources worldwide. As China’s clean water resources become scarcer, the cost of water goes up, which is driving the trend toward industrial water reuse. The increased demand and investment in wastewater treatment system will benefit our continued future growth.

●	Regulatory mandates and the desire to maximize cost savings are the primary drivers of water reclamation efforts in China. In April 2015, the Chinese State Council issued the Water Ten Plan. This plan has demonstrated the Chinese government’s strong commitment for preserving water and recycling wastewater. The cost of water (acquisition, handling, discharge, and energy costs) is on the rise. Many industrial plants are looking to reduce the overall expense of water treatment, whether it is through acquisition costs, discharge fees, or energy costs to handle water. Water reuse provides customers with a significant opportunity to cut costs. We believe that our membrane technology offers industrial water users creative ways to clean their wastewater output or reuse it as clean water in the production process.

●	While we continue to target significant market opportunities that we believe are still available in Northern and Eastern China, we are also looking for opportunities in other regions of China. Presently, we intend to expand our business to customers located in Shandong Province, Jiangsu Province, Beijing City, and Inner Mongolia Autonomous Region.

●	Currently, we have customers for our business primarily in the waste (garbage), chemical and energy industries. We hope to expand our customer base in the future to industrial park wastewater treatment, municipality wastewater recycling, and seawater desalination industries.

●	We believe that competition in the wastewater treatment market is going to become more intense, and consolidation is going to prevail in the near future. It is possible that competition in the form of new competitors or alliances, joint ventures or consolidation among existing competitors may put significant pressure on our ability to increase market share.

E.	Off-Balance Sheet Arrangements.

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

The Company leases facilities, including old office and old factory, with expiration dates between June 2017 and December 2018. The Company did not rent the old office from December 25, 2017 and continued to rent the old factory until April 21, 2019 according to the rent contract. Rental expenses for the years ended December 31, 2018, 2017 and 2016 were $133,121, $111,893 and $83,945, respectively.

The Company entered into factory construction contracts with Dalian Huarui Heavy Industry Group Co., Ltd. and Yantai Zexin Environmental Protection Technology Co., Ltd. with a total contract amount of $7,038,567, among which $5,543,598 was paid in 2018 and the remaining $1,494,969 is supposed to be paid in 2019.

The following table summarizes our contractual obligations as of December 31, 2018, and the effect these obligations are expected to have on our liquidity and cash flows in future periods:

Contractual obligations	Total	1 year	2-3 years	3-5 years	5 years and thereafter
Operating leases	$21,445	$21,445	$-	$-	$-
Capital payment commitment	1,494,969	1,494,969
Total	$1,516,414	$1,516,414	$-	$-	$-

G.	Safe Harbor.

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position	Appointed
Yuebiao Li (1) (2)	46	Chief Executive Officer and Chairman of the Board	June, 2016
Zhuo Zhang (1) (2)	42	Chief Financial Officer and Director	June, 2016
Hengtong Li (1) (3) (5) (6) (7)	55	Director	June, 2016
Zhicun Chen (1) (3) (5)(6) (7)	46	Director	June, 2016
Yan Shen (1) (4) (5) (6) (7)	49	Director	June, 2016

(1)	The individual’s business address is c/o Yantai Jinzheng Eco-Technology Co., Ltd. 8 Lande Road, Laishan District, Yantai, Shandong China.
(2)	Class C director whose term expires at the 2019 succeeding annual meeting of shareholders.
(3)	Class B director whose term expires at the 2021 succeeding annual meeting of shareholders.
(4)	Class A director whose term expires at the 2020 annual meeting of shareholders.
(5)	Member of audit committee.
(6)	Member of compensation committee.
(7)	Member of nominating committee.

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

Zhuo Zhang. Ms. Zhang has served as the Chief Financial Officer and Vice Chairman of Newater Technology since June 2016. Ms. Zhang co-founded Jinzheng in 2012 and has served as Jinzheng’s Chief Financial Officer since July 2012. From July 2012 to February 2016, Ms. Zhang also served as executive director and general manager of Jinzheng. Ms. Zhang has served as general manager of Jinzheng since February 2016. From September 2005 through May 2012, Ms. Zhang served as Finance Manager of Daewoo Shipbuilding Ocean (Shandong) Co., Ltd., a subsidiary incorporated in Shandong province by Seoul based shipbuilder DSME. From May 2000 through September 2005, Ms. Zhang was Finance Manager of Doosan Engineering Machinery (China) Co, Ltd., a South Korean owned machine tool company in Shandong Province. Ms. Zhang holds a bachelor’s degree in accounting from Shandong Technology and Business University. Ms. Zhang was nominated as a director because of her extensive operating, accounting, internal control and financial knowledge of the Company, which gives her detailed understanding of the complexities of our operations.

Hengtong Li. Mr. Li has served as an independent director of Newater Technology since June 2016. Since 2000, Mr. Li has been the Deputy Director of Yantai Huansheng Tax Accounting Firm. Between 1995 and 2000, Mr. Li served as General Manager of Yantai Ziguang Technology Co., Ltd. Between 1991 and 1995, Mr. Li served as Chief Financial Officer of Yantai Chunsheng Knitwear Co., Ltd. Mr. Li is a member of the Chinese Institute of Certified Public Accountants (CICPA), and a member of Certified Tax Agents (CTA). Mr. Li holds a bachelor’s degree in management engineering from Qingdao University. Mr. Li was nominated as a director because of his experience in management, tax and accounting.

Zhicun Chen. Ms. Chen has served as an independent director of Newater Technology since June 2016. Since 2013, Ms. Chen has been the Chief Financial Officer of Achilles Shanghai International Trading Co., Ltd. Between 2008 and 2013, Ms. Chen served as Chief Financial Officer of Shanghai Celco Electronic Co., Ltd. Between 2000 and 2008, Ms. Chen worked as head of finance and accounting department of the Forestry Bureau of the Great Khingan Mountain. Ms. Chen is a member of the Institute of Public Accountants of Australia (IPA), a member of the Institute of Financial Accountants (IFA) of the United Kingdom, and a member of China Association of Chief Financial Officers. Ms. Chen holds a bachelor’s degree in accounting from Changchun University of Science and Technology. Ms. Chen was nominated as a director because of her experience in accounting and auditing.

Yan Shen. Mr. Shen has served as an independent director of Newater Technology since June 2016. Since May 2017, Mr. Shen has served as the business manager of Quanzhou Wanhua Shiwang Micro Fibre Co., Ltd., in charge of sales. Between 2001 to 2017, Mr. Shen served as Associate General Manager of Yantai Wanhua Micro Fibre Co., Ltd., in charge of national sales and marketing. Between 1993 and 2001, Mr. Shen served as international trade manager of China Machinery Import and Export Yantai Co., Ltd. Mr. Shen received his bachelor’s degree in machinery design and manufacturing from Yantai University. Mr. Shen was nominated as a director because of his sales and marketing experience.

There are no family relations among any of our officers or directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

B.	Compensation.

Executive Compensation

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. Currently, our board of directors determines the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of our named executive officers are measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria are set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

In 2018, we expensed an aggregate of approximately $3,006,259 as salaries, bonuses and fees to our senior officers named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Director Compensation

Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services on the Board of Directors. Non-employee directors are entitled to receive $5,000 per year for serving as directors and may receive option grants from our Company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended, up to a maximum of $2,000 per meeting and $4,000 per year.

Summary Director Compensation Table FY 2018

Name	Director fees earned or paid in cash	Other Compensation	Total ($)
Hengtong Li	$5,000	$-	$5,000
Zhicun Chen	5,000	-	5,000
Yan Shen	5,000	-	5,000

C.	Board Practices.

See information provided in response to Item 6.A. above as to the current directors.

Composition of Board

Our board of directors currently consists of five directors. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Our Class A directors face reelection at our 2020 annual meeting and shall face reelection every three years thereafter. Class B directors shall face re-election at our 2021 annual general meeting of shareholders and every three years thereafter. Class C directors shall face re-election at our 2019 annual general meeting of shareholders and every three years thereafter.

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

Our Employees

As of December 31, 2018, we employed 203 people on a full-time basis. We have 36 employees in management, 31 employees in sales and marketing, 27 employees in research and development, 30 employees in the engineering department and 79 employees in manufacturing and installation. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. For the years ended December 31, 2018, 2017 and 2016, we contributed approximately $360,660, $188,383 and $143,918 to the employee benefit plans and social insurance, respectively. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of April 29, 2019, for:

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

Applicable percentage ownership is based on 10,809,000 common shares outstanding at April 29, 2019. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Yantai Jinzheng Eco-Technology Co, Ltd. 8 Lande Road, Laishan District, Yantai, Shandong China.

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

As of April 29, 2019, no stockholders known to us was a beneficial owner of more than 5% of our outstanding common shares other than the shareholders identified in the directors and executive officers group in the table above.  We have determined beneficial ownership in accordance with the rules of the SEC.

B.	Related Party Transactions.

 The Company had transactions with the following related parties in the years ended December 31, 2018, 2017 and 2016:

Name of Related Party	Nature of Relationship
Yuebiao Li	Principal shareholder, Chairman of the Board and Chief Executive Officer (“CEO”)

Zhuo Zhang	Principal shareholder, Director, Chief Financial Officer (“CFO”)

Yue Zhang	Principal shareholder, Zhuo Zhang’s sister

Xiaojun Chen	Husband of Zhuo Zhang

Heilongjiang Binteer Environmental Protection Equipment Manufacturing Co., Ltd. (“Heilongjiang Binteer”)	Established by Yuebiao Li, in May 2014, Mr. Li transferred his 60% equity interest to his brother, Yuefeng Li. Yuefeng Li then transferred his 60% equity interest to a third party individual for zero consideration in March 2016.

Daqing Wanjieyuan Water Treatment Equipment Sales Co., Ltd. (“Daqing Wanjieyuan”)	Controlled by Yuebiao Li, the entity was dissolved in June 2017.

Mojie Technology (Beijing) Co., Ltd. (“Mojie”)	Established and controlled by Yuebiao Li and Zhuo Zhang. All of the equity interest was transferred to a third party in July 2015. The entity was dissolved in February 2019.

Yantai Jinna Commerce Co., Ltd. (“Jinna”)	Significantly influenced by Yue Zhang, principal shareholder and sister of Zhuo Zhang. Jinna was dissolved during 2016.

Shandong Jinmo Recycled Water Resource Co., Ltd. (“Jinmo”)	A subsidiary that was incorporated on March 19, 2015 and disposed on December 8, 2016 for consideration of RMB 220,000 (approximately $31,678) to Entity A.

Entity A and its subsidiaries	Entity D is a 45% shareholder of Entity A

Entity B	Significantly influenced by the Company

Entity C	Significantly influenced by the Company

Entity D and its subsidiary	Significantly influenced by the Company

Revenues from related parties and accounts receivable - related parties, net

The Company primarily provides products such as membranes, components and wastewater filtration equipment to Heilongjiang Binteer, Mojie, Jinna, Entity A and its subsidiaries, Entity B and Entity D’s subsidiary. For the years ended December 31, 2018, 2017 and 2016, the Company generated total net related party revenues in the amount of $21,066,741, $9,146,994 and $5,854,383, respectively. The net accounts receivable from related parties amounted to $1,948,009 and $607,975 as of December 31, 2018 and 2017, respectively.

Net revenues from related parties consisted of the following:

	For the Years Ended December 31,
	2018	2017	2016
Heilongjiang Binteer	$-	$-	$276,320
Mojie	-	-	3,268
Jinna	-	-	1,391
Entity A and its subsidiaries	20,750,159	8,917,627	1,620,872
Entity B	107,894	229,367	3,952,532
Entity D’s subsidiary	208,688	-	-
Net revenues from related parties	$21,066,741	$9,146,994	$5,854,383

During the period from January 1, 2016 to December 7, 2016, the Company sold equipment of $1,063,137 to Jinmo. The equipment sales were made prior to the disposal of Jinmo, recorded as intercompany sales and eliminated on consolidated statements of income and comprehensive income for the year ended December 31, 2016. The balance was fully collected during 2017.

Accounts receivable from related parties consisted of the following:

	For the Years Ended December 31,
	2018	2017
Entity A and its subsidiaries	$1,286,405	$-
Entity B	661,604	743,921
Accounts receivable from related parties	1,948,009	743,921
Less: allowance for doubtful accounts	-	(135,946)
Accounts receivable from related parties, net	$1,948,009	$607,975

The movement of allowance for doubtful accounts for accounts receivable from related parties consisted of the following:

	For the Years Ended December 31,
	2018	2017
Allowance for doubtful account, beginning balance	$135,946	$2,258
Increase	-	130,904
Decrease	(128,631)	-
Effects of foreign exchange rate	(7,315)	2,784
Allowance for doubtful accounts, ending balance	$-	$135,946

Advances from customers - related parties

As of December 31, 2018 and 2017, advances from customers - related parties amounted to $586,719 and $747,264, respectively, as follows:

	For the Years Ended December 31,
	2018	2017
Entity A and its subsidiaries	$583,894	$747,264
Entity D’s subsidiary	2,825	-
Advances from customers – related parties	$586,719	$747,264

Materials supplied by related parties, service provided by related parties and accounts payable to related parties

The Company purchased membrane modules, membrane filters, and other components of water treatment equipment from Entity D and Heilongjiang Binteer. For the years ended December 31, 2018, 2017 and 2016, the total purchase from related parties amounted to $1,592,537, $0 and $556,692, respectively. The Company also subcontracted wastewater treatment service to Entity C, Entity D’s subsidiary, Entity A and its subsidiary. For the years ended December 31, 2018, 2017 and 2016, the services provided by related parties amounted to $11,488,801, $1,728,642 and $0, respectively. The balance of accounts payable to related parties was $3,389,148 and $258,274 as of December 31, 2018 and 2017, respectively.

Materials supplied by related parties consisted of the following:

	For the Years Ended December 31,
	2018	2017	2016
Heilongjiang Binteer	$-	$-	$556,692
Entity D’s subsidiary	1,592,537	-	-
Total	$1,592,537	$-	$556,692

Services provided by related parties consisted of the following:

	For the Years Ended December 31,
	2018	2017	2016
Entity C	$5,279,255	$1,728,642	$-
Entity A and its subsidiary	5,918,396	-	-
Entity D’s subsidiary	291,150	-	-
Total	$11,488,801	$1,728,642	$-

Accounts payable - related parties consisted of the following:

	For the Years Ended December 31,
	2018	2017
Entity C	$1,985,136	$258,274
Entity A and its subsidiary	1,197,328	-
Entity D’s subsidiaries	206,684	-
Accounts payable – related parties	$3,389,148	$258,274

Cost of revenues from related parties and deferred cost of revenue – related party

During the years ended December 31, 2018, 2017 and 2016, materials purchased from and services provided by related parties in the total amount of $5,669,252, $0 and $556,692, respectively, were included in cost of revenues from related parties. The costs incurred related to the service provided by Entity C but not expensed yet are recognized as deferred cost of revenue – related party. As of December 31, 2018 and 2017, deferred cost of revenue – related party amounted to $0 and $1,795,222.

Cost of revenues from related parties consisted of the following:

	For the Years Ended December 31,
	2018	2017	2016
Entity C	$4,296,375	$-	$-
Entity D’s subsidiary	1,372,877	-	-
Heilongjiang Binteer	-	-	566,692
Total	$5,669,252	$-	$566,692

Deposit - related party

During the year ended December 31, 2018, the Company paid $10,180 to Entity A as security deposit for bidding projects, which was included in deposit - related party in the accompanying consolidated balance sheets.

Due to related parties

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business, expense related parties paid on behalf of the Company as well as the loans the Company obtained from related parties for working capital purposes. The loans owed to the related parties are interest free, unsecured and repayable on demand.

For the year ended December 31, 2018, Yuebiao Li and Zhuo Zhang paid operating expenses on behalf of the Company in the amount of $9,703 and these payments were fully reimbursed. As of December 31, 2018 and 2017, the balance due to Yuebiao Li and Zhuo Zhang was $0.

There are no due to related party balances as of December 31, 2018 and 2017.

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

Our common shares have been listed on the NASDAQ Capital Market since July 28, 2017 under the symbol “NEWA.” No trading suspensions have occurred in the prior three years.

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

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China include the Foreign Exchange Administration Regulations (2008 Revision), the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the China Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Foreign Exchange Administration Regulations (2008 Revision), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities.

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

On February 13, 2015, the State Administration of Foreign Exchange issued the Circular on Further Simplifying and Improving Polices for Foreign Exchange Administration on Direct Investment, which became effective on June 1, 2015 (the “Circular 13), the SAFE assigned its foreign exchange registration for both domestic and overseas direct investment business to licensed Chinese banks, Chinese residents who are required to go through foreign exchange registrations under Circular 37 can register with qualified banks rather than the SAFE and its branches.

Chinese residents who control our Company are required to register with qualified banks in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a Chinese company owned by Chinese residents in the future, such Chinese residents will be subject to the registration procedures described in both Circular 37 and Circular 13.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a Chinese company, which will become the Chinese subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign-Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, and their respective implementing rules, the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors, and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, all as amended from time to time.

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

Regulation of Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of China (2018 Revision), the Wholly Foreign-Owned Enterprise Law of the PRC (2016 Revision) and the Implementation Rules on the Wholly Foreign-Owned Enterprise Law of the PRC (2014 Revision).

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

China Enterprise Income Tax

Enterprise income tax is subject to the Enterprise Income Tax Law of China (2018 Revision) (the “EIT Law”), which was promulgated on December 29, 2018 and became effective on the same day, and the Regulation on the Implementation of Enterprise Income Tax Law of China (the “EIT Rules”), which was promulgated on December 6, 2007 and became effective on January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%, unless they qualify for certain exceptions.

On January 29, 2016, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the newest Administrative Measures for Certifying High and New Technology Enterprises, which retroactively became effective on January 1, 2016. Under the EIT Law, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Jinzheng was granted the high and new technology enterprise (“HNTE”) qualification on August 16, 2018 and valid until the year-end of 2021. Jinzheng could enjoy a preferential income tax rate of 15% from January 1, 2018 to December 31, 2021. There can be no assurance, however, that Jinzheng will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Jinzheng’s HNTE status in the future.

Uncertainties exist with respect to how the EIT Law applies to the tax residence status of Newater and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the EIT Rules define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation on April 22, 2009, which provides that a foreign enterprise controlled by a Chinese company or a Chinese company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied:

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

We do not believe that we meet the conditions outlined in the preceding paragraph since Newater does not have a Chinese enterprise or Chinese enterprise group as our primary controlling shareholder. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. There can be no assurance that the PRC tax authorities will ultimately take a view that is consistent with us. In addition, we are not aware of any offshore holding companies with a corporate structure similar to the Company that has been deemed a China “resident enterprise” by the Chinese tax authorities.

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

China Value-Added Tax (“VAT”)

The Provisional Regulations of the PRC on Value-added Tax (2017 Revision) were promulgated by the State Council on November 19, 2017 and became effective on the same day. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (2011 Revision) was promulgated by the Ministry of Finance on October 28, 2011 and became effective on November 1, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. On April 4, 2018, the Ministry of Finance and State Administration of Taxation promulgated the Circular on Adjusting Value-added Tax Rates, or Circular 32, which adjusted the value-added tax rates for sales of goods and importation of goods from 17% and 11% to 16% and 10%, and such adjustments became effective on May 1, 2018. According to the VAT Law, Order 691 and the Circular 32, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates currently applicable are simplified as 16%, 10%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The VAT rate for the sale of most of our goods is 17% as of April 30, 2018 and 16% commencing from May 1, 2018, and for the provision of our services is 6%.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2018. Our actual PFIC status for the current taxable years ending December 31, 2018 will not be determinable until after the close of such taxable years and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payer, under penalties of perjury, on the applicable IRS Form W-8BEN.

F.	Dividends and Paying Agents.

Not applicable for annual reports on Form 20-F.

G.	Statement by Experts.

Not applicable for annual reports on Form 20-F.

H.	Documents on Display.

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at www.dtnewa.com. In addition, we will provide hard copies of our annual report free of charge to shareholders upon request.

I.	Subsidiary Information.

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. As of December 31, 2018, we had outstanding bank loans of $10,616,020, with an effective interest rate of 5.037%. As of December 31, 2017, we had $8,914,300 in outstanding bank borrowings, with an effective interest rate of 4.412%.

As of December 31, 2018, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our Company would have been RMB 702,207 ($106,160) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

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

Credit Risk

As of December 31, 2018, we had cash and cash equivalents of $2,461,501. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

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

As of December 31, 2018 (the “Evaluation Date”), the company carried out an evaluation, under the supervision of and with the participation of management, including the company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the company’s disclosure controls and procedures were not effective as of December 31, 2018.

The specific material weakness identified by our management was lack of well-established procedures to identify, approve and report related party transactions. We have set up compensating controls to remediate the material weakness as of the time of filing this report.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purpose in accordance with U.S. generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on these evaluations, our management concluded that, due to the material weakness described above, our internal control over financial reporting was not effective as of December 31, 2018.

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

Item 16B. Code of Ethics

Our board of directors has adopted a code of ethics that applies to all of our directors, executive officers and employees. We have filed our code of ethics as an exhibit to our registration statement on Form F-1, declared effective on July 27, 2017 (File No. 333-217355). The code is also available on our official website under the investor relations section at www.dtnewa.com.

Item 16C. Audit-Related Fees

Audit Fees

During fiscal 2018 and 2017, MaloneBailey, LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $294,000 and $270,000, respectively.

Audit-Related Fees

During fiscal 2018 and 2017, the Company did not incur audit-related services for services rendered in connection with financial due diligence of the company in connection with the company’s initial public offering.

Tax Fees

The company has not paid MaloneBailey, LLP for tax services in fiscal 2018, 2017 and 2016.

All Other Fees

The company has not paid MaloneBailey, LLP for any other services in fiscal 2018, 2017 and 2016.

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

Item 16D. Exemptions form the Listing Standards for the Audit Committee

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and the Affiliated Purchasers

Neither the company nor any affiliated purchaser has purchased any shares or other units of any class of the company’s equity securities registered by the company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2018.

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

Item 18. Financial Statements

The consolidated financial statements of Newater Technology, Inc. are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit
1.1	Memorandum and Articles of Association (1)

2.1	Specimen Common Share Certificate (1)

4.1	Equity Transfer Agreement of Yantai Jinzheng Eco-Technology Co., Ltd. dated January 25, 2016 (1)

4.2	Equity Transfer Agreement of Yantai Jinzheng Eco-Technology Co., Ltd. dated February 5, 2016 (1)

4.3	Employment Agreement of Yuebiao Li (2)

4.4	Employment Agreement of Zhuo Zhang (2)

4.5	Translation of January 20, 2016 financial supporting agreement with Laishan District Economic Development Area. (1)

4.6	Translation of July 19, 2016 assignment of land use right transfer agreement with Yantai Aotesai Energy Ltd. (1)

4.7	Translation of Convertible Debt Agreement dated June 6, 2016 by and between Newater Technology, Newater HK, Jinzheng and Hairwong Wang (1)

4.8	Translation of Convertible Debt Agreement dated June 6, 2016 by and between Newater Technology, Newater HK, Jinzheng and Honghua Liu (1)

4.9	Translation of Convertible Debt Agreement dated June 6, 2016 by and between Newater Technology, Newater HK, Jinzheng and Yang Gao (1)

4.10	Translation of Convertible Debt Agreement dated June 6, 2016 by and between Newater Technology, Newater HK, Jinzheng and Yuxiang Qi (1)

Exhibit
4.11	Summary Translation of Credit Agreement between Jinzheng and Qingdao Metro Financial

8.1	List of Subsidiaries

11.1	Code of Ethics (1)

12.1	Certification of the Chief Executive Officer of Newater Technology, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Executive Officer of Newater Technology, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer of Newater Technology, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer of Newater Technology, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Labels Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Filed as an exhibit to the Newater Technology, Inc.’s Registration Statement on Form F-1, as amended on Form F-1 (Registration No. 333-217355) initially filed on April 18, 2017 and hereby incorporated by reference.
(2)	Filed as an exhibit to Newater Technology, Inc.’s Report on Form 6-K, filed on December 1, 2017 and incorporated reference.

SIGNATURES

The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEWATER TECHNOLOGY, INC.

By:	/s/ YUEBIAO LI
Yuebiao Li
Chief Executive Officer

Date: April 30, 2019

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Newater Technology, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Newater Technology, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Houston, Texas

April 30, 2019

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2018	December 31, 2017

ASSETS
Current assets
Cash and cash equivalents	$2,461,501	$3,118,080
Restricted cash, current	6,033,482	6,753,685
Accounts receivable, net	10,064,847	5,442,520
Accounts receivable - related parties, net	1,948,009	607,975
Notes receivable	6,999	-
Inventories	13,762,959	10,279,397
Deposit - related party	10,180	-
Deferred cost of revenue	343,090	752,358
Deferred cost of revenue - related party	-	1,795,222
Advances to suppliers and other current assets, net	4,904,290	2,885,510
Total current assets	39,535,357	31,634,747

Restricted cash, non-current	-	500,000
Retentions receivable, non-current	344,856	-
Property, plant and equipment, net	18,753,340	10,449,466
Land use right, net	2,078,240	2,243,183
Deferred tax assets	604,064	518,251
Deposit on loan agreement	436,275	-
Total assets	$61,752,132	$45,345,647

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and bank acceptance notes to vendors	$5,353,538	$4,644,784
Accounts payable - related parties	3,389,148	258,274
Loans due within one year	10,867,111	9,020,697
Advances from customers	2,953,595	660,944
Advances from customers - related parties	586,719	747,264
Income tax payables	732,699	501,921
Accrued expenses and other payables	6,375,800	8,509,425
Total current liabilities	30,258,610	24,343,309

Long term loans, less current portion and unamortized debt issuance costs	4,449,889	11,050
Total liabilities	34,708,499	24,354,359

Shareholders’ equity
Common shares ($0.001 par value, 200,000,000 shares authorized,10,809,000 shares issued and outstanding as of December 31, 2018 and 2017)	10,809	10,809
Additional paid-in capital	15,059,181	15,059,181
Statutory reserves	1,765,711	705,698
Retained earnings	11,380,149	5,228,733
Accumulated other comprehensive loss	(1,172,217)	(13,133)
Total shareholders’ equity	27,043,633	20,991,288
Total liabilities and shareholders’ equity	$61,752,132	$45,345,647

The accompanying notes are an integral part of these consolidated financial statements

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years ended December 31,
	2018	2017	2016

Net revenues	$25,973,963	$16,192,503	$6,425,338
Net revenues from related parties	21,066,741	9,146,994	5,854,383
Total revenues	47,040,704	25,339,497	12,279,721
Cost of revenues	20,474,072	17,199,866	7,182,081
Cost of revenues from related parties	5,669,252	-	556,692
Total cost of revenues	26,143,324	17,199,866	7,738,773
Gross profit	20,897,380	8,139,631	4,540,948
Operating expenses:
Selling, general and administrative	12,025,924	5,452,349	3,146,521
Total operating expenses	12,025,924	5,452,349	3,146,521
Income from operations	8,871,456	2,687,282	1,394,427
Interest expense	658,290	242,707	155,553
Interest income	(26,632)	(112,592)	(5,091)
Government grants	(627,748)	(513,538)	(1,750,726)
Other expenses (income)	(1,162)	3,956	12,534
Total other expenses (income)	2,748	(379,467)	(1,587,730)
Income before income taxes provisions	8,868,708	3,066,749	2,982,157
Income tax provisions	1,657,279	475,818	548,437
Net income	$7,211,429	$2,590,931	$2,433,720
Other comprehensive income (loss)
Foreign currency translation adjustment	(1,159,084)	535,810	(383,947)
Total comprehensive income	$6,052,345	$3,126,741	$2,049,773

Earnings per common share
Basic	$0.67	$0.26	$0.28
Diluted	$0.67	$0.26	$0.28
Weighted average common shares outstanding
Basic	10,809,000	9,864,479	8,767,738
Diluted	10,809,000	9,864,479	8,767,738

The accompanying notes are an integral part of these consolidated financial statements

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Shares	Common Shares	Additional Paid-in Capital	Retained Earnings	Statutory Reserves	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
Balance, January 1, 2016	8,200,000	$8,200	$2,999,947	$816,785	$92,995	$(164,996)	$3,752,931
Net income				2,433,720			2,433,720
Capital contribution from owners			198,917				198,917
Statutory reserves				(289,807)	289,807		-
Issuance of common shares for debt conversion	999,000	999	3,846,001				3,847,000
Issuance of common shares for cash			5,323,026				5,323,026
Capital distribution in connection with acquisition of a subsidiary			(4,418,425)				(4,418,425)
Foreign currency translation adjustment						(383,947)	(383,947)
Balance, December 31, 2016	9,199,000	$9,199	$7,949,466	$2,960,698	$382,802	$(548,943)	$10,753,222
Net income				2,590,931			2,590,931
Statutory reserves				(322,896)	322,896		-
Issuance of common shares for cash	1,610,000	1,610	7,109,715				7,111,325
Foreign currency translation adjustment						535,810	535,810
Balance, December 31, 2017	10,809,000	$10,809	$15,059,181	$5,228,733	$705,698	$(13,133)	$20,991,288
Net income				7,211,429			7,211,429
Statutory reserves				(1,060,013)	1,060,013		-
Foreign currency translation adjustment						(1,159,084)	(1,159,084)
Balance, December 31, 2018	10,809,000	$10,809	$15,059,181	$11,380,149	$1,765,711	$(1,172,217)	$27,043,633

The accompanying notes are an integral part of these consolidated financial statements

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2018	2017	2016
Cash flows from operating activities
Net income	$7,211,429	$2,590,931	$2,433,720
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expense	558,327	233,493	187,662
Deferred income taxes	(118,199)	(312,997)	(82,162)
Bad debt expense	280,228	229,707	76,459
Amortization of debt issuance costs	103,772	-	-
Loss on disposal of property, plant and equipment	13,256	-	-
Gain on disposal of subsidiary	-	-	(789)
Changes in assets and liabilities:
Accounts receivable, net	(5,327,278)	(5,076,425)	2,148,124
Accounts receivable - related parties, net	(1,427,078)	2,821,621	87,683
Notes receivable	(7,276)	70,000	(56,139)
Inventories	(5,762,750)	(4,923,400)	(2,743,853)
Deferred cost of revenue	383,382	(657,875)	-
Deferred cost of revenue - related party	1,765,856	(1,795,222)	-
Advances to suppliers and other current assets, net	(2,108,928)	(412,955)	(2,289,933)
Due from related parties	-	703	75,469
Retentions receivable, non-current	(358,505)	-	-
Deposit - related party	(10,583)	-	-
Other non-current assets	-	4,719	22,857
Accounts payable and bank acceptance notes to vendors	996,619	2,577,192	1,079,258
Accounts payable - related parties	3,269,238	248,695	(2,140,504)
Deferred income	-	(26,639)	(30,102)
Advances from customers	2,420,363	(220,483)	425,736
Advances from customers - related parties	(125,099)	719,550	-
Due to related parties	-	5,102	(28,257)
Income tax payables	267,988	144,944	(181,386)
Accrued expenses and other payables	(4,481,539)	589,638	352,502
Net cash used in operating activities	(2,456,777)	(3,189,701)	(663,655)
Cash flows from investing activities
Purchase of land use right	-	-	(2,261,745)
Purchase of property, plant and equipment	(5,511,732)	(1,482,360)	(66,641)
Proceeds from disposal of property, plant and equipment	22,072	-	-
Advances to related parties	-	-	(239,467)
Advances to third parties	-	(1,236,490)	(301,019)
Repayments from third parties	-	1,236,490	338,646
Repayments from related parties	-	2,960	473,320
Cash received in connection with disposal of subsidiary	-	-	(1,209)
Deposit on acquisition of subsidiary	(200,000)	-	-
Net cash used in investing activities	(5,689,660)	(1,479,400)	(2,058,115)
Cash flows from financing activities
Proceeds from issuances of common shares	-	7,111,325	5,323,026
Capital contribution from shareholders	-	-	198,917
Capital distribution in connection with acquisition of a subsidiary	-	-	(4,418,425)
Borrowings from related parties	-	-	2,558,661
Repayment to related parties	(9,703)	(739,973)	(1,982,733)
Deposit on loan agreement	(473,698)	-	-
Proceeds from loans due within one year	11,493,557	8,805,683	11,613,289
Repayment of loans due within one year	(11,952,224)	(3,283,830)	(8,142,563)
Proceeds from long-term loans	8,631,493	-	-
Payment of debt issuance costs	(284,219)	-	-
Repayment of long-term loans	(730,595)	-	-
Net cash provided by financing activities	6,674,611	11,893,205	5,150,172
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(404,956)	222,973	(235,260)
Net change in cash, cash equivalents and restricted cash	(1,876,782)	7,447,077	2,193,142
Cash, cash equivalents and restricted cash, beginning of the year	10,371,765	2,924,688	731,546
Cash, cash equivalents and restricted cash, end of the year	$8,494,983	$10,371,765	$2,924,688

Supplemental cash flow information
Cash paid for interest	$689,867	$244,753	$307,797
Cash paid for income taxes	$1,507,489	$656,602	$812,637

Non-cash investing and financing activities:
Stock issued for debt conversion	$-	$-	$3,847,000
Properties acquired with loans	$52,161	$206,000	$-
Liabilities assumed in connection with purchase of property, plant and equipment	$2,636,770	$7,445,478	$-
Operating expenses paid by related parties	$9,703	$-	$-
Property, plant and equipment transferred from inventories	$1,566,314	$-	$-
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$2,461,501	$3,118,080	$1,484,762
Restricted cash	6,033,482	7,253,685	1,439,926
Total cash, cash equivalents and restricted cash	$8,494,983	$10,371,765	$2,924,688

The accompanying footnotes are an integral part of these consolidated financial statements

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – ORGANIZATION

Newater Technology, Inc. (“Newater Technology”) was incorporated on September 30, 2015 under the laws of the British Virgin Islands. On November 4, 2015, Newater Technology incorporated a wholly owned subsidiary, Newater HK Limited (“Newater HK”) in Hong Kong for the purpose of being a holding company for the equity interest in Yantai Jinzheng Eco-Technology Co., Ltd. (“Jinzheng”). Other than the equity interest in Newater HK, Newater Technology does not conduct any operations or own any material assets or liabilities except for cash, restricted cash and prepaid professional fees. Newater HK does not conduct any operations or own any material assets or liabilities except for cash, restricted cash, deposit on acquisition of subsidiary, professional fees payable, and the 100% of the equity interest of Jinzheng which it acquired on January 25, 2016.

Jinzheng was founded in Yantai City, Shandong Province, People’s Republic of China (“PRC”) on July 5, 2012 as a limited liability company. Jinzheng had a wholly owned subsidiary, Shandong Jinmo Recycled Water Resource Co., Ltd. (“Jinmo”), which was incorporated on March 19, 2015 and disposed on December 8, 2016. Jinzheng is a service provider and manufacturer of membrane filtration equipment and related hardware and engineered systems that are used in the treatment, recycling and discharge of wastewater.

On January 25, 2016, and February 5, 2016, respectively, Newater HK entered into an equity transfer agreement and a supplementary equity transfer agreement with Yuebiao Li, Zhuo Zhang, and Yue Zhang, the shareholders of Jinzheng at the time, to acquire 100% of the equity interests in Jinzheng (“reorganization”).

As a result, Newater HK, and Jinzheng are referred to as subsidiaries. Newater Technology and its consolidated subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

Immediately before and after the reorganization, the shareholders of Jinzheng controlled Jinzheng and Newater Technology. Therefore, for accounting purposes, the reorganization is accounted for as a transaction between entities under common control. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented. The historical cost of all parties are carried forward.

On April 24, 2019, Newater Technology America, Inc. (“Newater America”) was incorporated in Delaware U.S. as Newater Technology’s wholly owned subsidiary.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

This basis of accounting differs in certain material respects from that used for the preparation of the books of Jinzheng, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with limited liabilities established in the PRC (“PRC GAAP”), the accounting standards used in the places of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of Jinzheng to present them in conformity with U.S. GAAP.

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as operating environment changes. Significant estimates and assumptions by management include, among others, estimated life and impairment of long-lived assets, allowance for doubtful accounts, contingencies and litigation, total costs in connection with service revenues, valuation of inventories and income taxes including the valuation allowance for deferred tax assets. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

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

Accounts Receivable and Allowance for Bad Debts

The Company presents accounts receivables, net of allowances for doubtful accounts and returns, to ensure accounts receivable are not overstated due to failure in collection.

Accounts receivable consists principally of amounts due from trade customers. Credit is extended based on an evaluation of the customer’s financial condition and collateral is not generally required. Certain credit sales are made to industries that are subject to cyclical economic changes.

The Company maintains allowances for doubtful accounts for estimated losses resulting from Company’s failure to collect or recover from customers. Estimates are based on historical collection experience, current trends, credit policy and relationship between accounts receivable and revenues. In determining these estimates, the Company examines historical write-offs of its receivable and reviews each client’s account to identify any specific customer collection issues.

Retentions Receivable

Retentions receivable represents the amount withheld by customers until the end of warranty period, usually one to two years from customer acceptance at installation. Retentions receivable which were expected to be collected within one year of $1,017,333 and $474,248 were included in the balance of accounts receivable, net as of December 31, 2018 and 2017, respectively. Retentions receivable from related parties which were expected to be collected within one year of $854,835 and $186,629 were included in the balance of accounts receivable from related parties, net as of December 31, 2018 and 2017, respectively. Retentions receivable which were expected to be collected after one year of $344,856 and $0 were included in the balance of retentions receivable, non-current as of December 31, 2018 and 2017, respectively.

Inventories

Inventories, consisting of raw materials, work in process and finished goods are stated at the lower of cost or net realizable value utilizing the weighted average method. Cost includes all costs of purchase, cost of conversion and other costs incurred to bring the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to sell.

The valuation of inventory requires the Company to estimate excess and slow moving inventories. The Company evaluates the recoverability of the inventory based on expected demand and market conditions.

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

Depreciation of property, plant and equipment is calculated based on cost, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. Estimated useful lives are as follows:

Machinery equipment	10 years
Computer software	10 years
Electronic equipment	5 years
Office equipment	5 years
Motor vehicles	10 years
Buildings	5-20 years
Membrane cushion	3 years
Wastewater treatment system, except for membrane cushion	10 years
Leasehold improvements	The lesser of remaining lease term or 5 years

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

Impairment of Long-Lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. There were no impairment charges on long-lived assets for the years ended December 31, 2018, 2017 and 2016.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, current portion of restricted cash, net accounts receivable, notes receivables, inventories, deferred cost of revenue, advances to suppliers and other current assets, accounts payable and bank acceptance notes to vendors, loans due within one year, advances from customers, income tax payables, and accrued expenses and other payables, the carrying amounts approximate their fair values due to the short maturities.

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

Earnings per Share

Basic earnings per common share is computed by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing net income attributable to common stockholders by the sum of the weighted average number of common stock outstanding and dilutive potential common stock during the year. Potentially dilutive common shares consist of common stock warrants using the treasury stock method. Common equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive

Revenue Recognition

On January 1, 2018, the Company adopted ASC 606 using the modified retrospective method applied to those contracts that were not completed or substantially complete as of January 1, 2018. Results for the reporting period beginning after January 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historic accounting under Topic 605.

Management has determined that the adoption of ASC 606 did not impact the Company’s previously reported financial statements in any prior period nor did it result in a cumulative effect adjustment to opening retained earnings.

The Company derives its revenues from: (1) sale of products such as membrane filtration  equipment and related hardware, and integrated wastewater treatment systems (“product revenues”); (2) sale  of engineered wastewater treatment system projects (“project revenues”); and (3) providing wastewater treatment services for landfill leachate, industrial park common effluent treatment plants, etc. (“service revenues”).

Products Revenue

Products Revenue is derived from contracts with customers, which primarily include the sale of membrane filtration systems and parts. The Company’s sales arrangements do not contain variable consideration. The Company recognizes revenue at a point in time based on management’s evaluation of when performance obligations under the terms of a contract with the customer are satisfied and control of the products has been transferred to the customer. For vast majority of the Company’s product sales, the performance obligations and control of the products transfer to the customer when products are delivered and customer acceptance is made.

Project Revenue

The general contract terms of wastewater treatment system projects include project management, timeframe of the project, payment terms, rights and obligations of parties, acceptance criteria, and liability for breach of contract.

The Company considers these promised goods and services as one performance obligation since its customer cannot benefit from a separate promised goods or service until combining them as a bundle of goods and series that is distinct.

Revenue is recognized when performance obligation under the terms of a contract with the customer are satisfied and control of the products has been transferred to the customer, which normally occurs when customer-issued formal acceptance was obtained or (ii)  the Company has demonstrated the equipment meets the agreed-upon criteria per the contract when formal acceptance is not available.

The Company usually provides free after-sales service under project revenue, which includes warranty, technical support and training, for a period ranging from one to two years based on each contract. The warranty doesn’t constitute a separate performance obligation since it is standard warranty to assure the project will function as expected. The actual after-sales expense was $275,520, $122,737 and $61,382 for the years ended December 31, 2018, 2017 and 2016, respectively.

Service Revenue

Service revenue is derived from the contracts with customers where the Company acts as a solution provider and treats wastewater for customers. The general contract terms of wastewater treatment service include operation management, timeframe of the service, pricing and payment terms, rights and obligations of parties, performance test criteria, and liability for breach of contract.

The terms of pricing and payment stipulated in the contract are fixed.

The Company recognizes service revenue as the performance obligations are satisfied over time, specifically, based on the volume of wastewater treated.

Revenue consists of the invoiced value for the sales net of value-added tax (“VAT”), business tax, applicable local government levies, rebates, discounts and returns.

The Company chooses its customers with scrutiny and keeps record of collection of receivables. Receivables from customers with solid credit records and history are considered probable to be collected.

There were no sales returns and allowances for the years ended December 31, 2018, 2017 and 2016. The Company does not provide unconditional right of return, pricing protection or any other concessions to its customers.

In accordance with ASC 606, the Company disaggregates revenue from contracts with customers by revenue stream. The Company determined that disaggregating revenue into these categories meets the disclosure objective in ASC 606 which is to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by regional economic factors. Refer to Note 19 for information regarding revenue disaggregation by revenue stream.

Contract liabilities are recorded when consideration is received from a customer prior to transferring the goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2018 and 2017, the Company recorded contract liabilities of $2,953,595 and $660,944, respectively, which was presented as “Advances from customers” in the accompanying consolidated balance sheets. As of December 31, 2018 and 2017, the Company recorded contract liabilities of $586,719 and $747,264, respectively, which was presented as “Advances from customers – related parties” in the accompanying consolidated balance sheets. During the years ended December 31, 2018 and 2017, the Company recognized $246,146 and $164,970, respectively, of contract liabilities included in the opening balances of advance from customers. During the years ended December 31, 2018 and 2017, the Company recognized $707,056 and $0, respectively, of contract liabilities included in the opening balances of advance from customers – related parties. The amount was included in net revenues in the accompanying consolidated statements of income and comprehensive income.

Cost of Revenue and Deferred Cost of Revenue

The Company’s cost of revenues primarily consists of (i) materials and equipment costs, (ii) compensation and related overhead expenses for personnel involved in the customization of its products, delivery, installation and maintenance and services (“compensation and overhead costs”), (iii) contractor costs, and (iii) depreciation of equipments used in operations.

For products revenue and projects revenue, all costs associated with the sales are expensed when revenues are recognized. For service revenue, when revenue is recognized over time in accordance with the Company’s revenue recognition policies, total costs are deferred and amortized over the same period that associated service revenue is recognized. The costs incurred but not expensed yet are recognized as “Deferred cost of revenue” in the accompanying consolidated balance sheets. As of December 31, 2018 and 2017, deferred cost of revenue totaled $343,090 and $752,358, respectively. As of December 31, 2018 and 2017, deferred cost of revenue – related party totaled $0 and $1,795,222, respectively.

Government Grants

Government grants include cash subsidies received from the PRC government. Such subsidies are issued by the local government to encourage innovation, technology development, research and development. The government grant is recognized in the consolidated statements of comprehensive income when cash is received and the relevant performance criteria specified are met. In the years ended December 31, 2018, 2017 and 2016, the Company received government grants of approximately $628,000, $487,000, and $1,721,000, and recognized approximately $628,000, $514,000 (including $ 27,000 granted in 2015 and received in 2017), and $1,751,000 (including $30,000 granted in 2015 and received in 2016), in the consolidated statements of income and comprehensive income, respectively.

Research and Development

Research and development costs are expensed as incurred. The costs primarily consist of raw materials purchased and consumed in experiments, product testing and other research and development activities and salaries and fees paid for the development and improvement of the Company’s products and systems. Research and development costs for the years ended December 31, 2018, 2017 and 2016 were $2,654,513, $1,355,648 and $622,051, respectively.

Selling Expenses

Selling expenses consist primarily of advertising, salaries, travelling and shipping and handling costs incurred during the selling activities. Advertising and transportation expenses are charged to expense as incurred.

Advertising costs in the amounts of $6,376, $1,519, and $7,931 for the years ended December 31, 2018, 2017 and 2016, respectively, are included in selling expenses.

Shipping and handling costs amounting to $35,326, $14,178, and $11,663 for the years ended December 31, 2018, 2017 and 2016, respectively, are included in selling expenses.

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

Comprehensive Income/Loss

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income/loss, its components and accumulated balances. Components of comprehensive income/loss include net income/loss and foreign currency translation adjustments. As of December 31, 2018 and 2017, the only component of accumulated other comprehensive income/loss was foreign currency translation adjustments.

Concentration of Credit Risk

Financial instruments the Company holds that are subject to concentrations of credit risk are cash, restricted cash, notes receivables and accounts receivable arising from its normal business activities. The Company places its cash and restricted cash in what it believes to be credit-worthy financial institutions. The Company routinely assesses the credit status of its customers and, based upon factors surrounding the credit risks, establishes an allowance, if required, for uncollectible accounts. The company believes its notes receivable and accounts receivable credit risk exposure beyond such allowance is limited.

Related Parties Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered as a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Segment Reporting

The Company uses the “management approach” in determining reportable segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.  The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information of operating segments based on U.S. GAAP. The chief operating decision maker now reviews analysis reports on a customer-by-customer basis. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one reportable segment.

Recently Issued Accounting Pronouncements

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

In July 2018, the FASB issued ASU 2018-10, “Codification Improvements to Topic 842, Leases”. The amendments in ASU 2018-10 affect narrow aspects of the guidance issued in the amendments in ASU 2016-02 including those regarding residual value guarantees, rate implicit in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase option, variable lease payments that depend on an index or a rate, investment tax credits, lease term and purchase option, transition guidance for amounts previously recognized in business combinations, certain transition adjustments, transition guidance for leases previously classified as capital leases under Topic 840, transition guidance for modifications to leases previously classified as direct financing or sales-type leases under Topic 840, transition guidance for sale and leaseback transactions, impairment of net investment in the lease, unguaranteed residual asset, effect of initial direct costs on rate implicit in the lease, and failed sale and leaseback transactions. In July 2018, the FASB issued ASU 2018-11, “Leases (Topic 842): Targeted Improvements”. The amendments in ASU 2018-11 affect the guidance issued in ASU 2016-02, “Leases (Topic 842)”, which is not yet effective. The amendments provide entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The amendments also provide lessors with a practical expedient to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component in certain circumstances. In December 2018, the FASB issued ASU 2018-20, “Leases (Topic 842) – Narrow-Scope Improvements for Lessors.” ASU 2018-20 allow lessors to make an accounting policy election not to evaluate whether sales taxes and similar taxes imposed by a governmental authority on a specific lease revenue-producing transaction are the primary obligation of the lessor as owner of the underlying leased asset. The amendments also require a lessor to exclude lessor costs paid directly by a lessee to third parties on the lessor’s behalf from variable payments and include lessor costs that are paid by the lessor and reimbursed by the lessee in the measurement of variable lease revenue and the associated expense. In addition, the amendments clarify that when lessors allocate variable payments to lease and non-lease components they are required to follow the recognition guidance in the new lease standard for the lease component and other applicable guidance, such as the new revenue standard, for the non-lease component. For entities that early adopted Topic 842, the amendments are effective upon issuance of ASU 2018-10, AUS 2018-11and ASU 2018-20, and the transition requirements are the same as those in Topic 842. For entities that have not adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842.

The Company plans to adopt ASU 2016-02 effective January 1, 2019 utilizing the modified retrospective transition method through a cumulative-effect adjustment at the beginning of the year 2019 and will not restate comparative periods. The Company will elect the package of practical expedients permitted under the transition guidance, which allows the Company to carryforward its historical lease classification, its assessment on whether a contract is or contains a lease, and its indirect costs for any leases that exist prior to adoption of the new standard. For leases with a term of 12 months or less, the Company plans to elect the short-term lease exemption, which allows the Company to not recognize right-of-use assets or lease liabilities for qualifying leases existing at transition and new leases the Company may enter into in the future. While the Company continues to assess all impacts of the adoption, the Company anticipates this standard will have a material impact on the Company’s consolidated balance sheets. However, the Company does not expect the adoption will have a material impact on the consolidated statements of income and comprehensive income.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820), – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. The amendments in this Update modify the disclosure requirements on fair value measurements based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The amendments are effective for all entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the potential impacts of ASU 2018-13 on its consolidated financial statements.

Recently adopted accounting pronouncements

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. These amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company has adopted the standard retrospectively effective January 1, 2018. As a result, balances of net cash used in investing activities in the years ended December 31, 2017 and 2016 was adjusted to exclude the changes in restricted cash, resulting in a decrease in such balances of $5,712,407 and $922,380, respectively.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (ASC 606)”. Under ASU 2014-09, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted for periods beginning after December 15, 2016. The Company elected adopting the standard using the modified retrospective method on January 1, 2018. The Company recognized the cumulative effect of applying the new revenue standard as an adjustment to the opening balance of accumulated deficit at the beginning of 2018. The adoption of ASC 606 did not impact the Company’s previously reported financial statements in any prior period nor did it result in a cumulative effect adjustment to opening retained earnings.

Note 3 – RECLASSIFICATION

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on net earnings or financial position.

Note 4 – DISPOSAL

On December 8, 2016, the Company sold all of the assets and liabilities of Jinmo to a third party. The disposal transaction was immaterial and thus was not classified as discontinued operations in the accompanying consolidated financial statements for the year ended December 31, 2016.

Note 5 – RESTRICTED CASH

The current portion of restricted cash includes cash deposits pledged in exchange for guarantee service provided by third parties in the amount of $33,482, restricted cash of $500,000 which is discussed in the paragraph below, and certificate of deposits of $5,500,000 in the Newater HK’s offshore bank account pledged for the short-term loan of $4,369,016 (RMB 30,000,000) from Industrial and Commercial Bank of China. Also see Note 12 for details on the loan. As of December 31, 2018 and 2017, the Company had current portion of restricted cash of $6,033,482 and $6,753,685, respectively.

As of December 31, 2017, the Company had non-current portion of restricted cash of $500,000 which was held as security in an escrow account pursuant to an escrow indemnification agreement in connection with the Company’s initial public offering to satisfy the potential indemnification obligations for an escrow period of two years following the closing date of the Company’s initial public offering on August 2, 2017. As of December 31, 2018, the balance was reclassified to restricted cash, current.

Note 6 – ACCOUNTS RECEIVABLE, NET

The net book value of accounts receivable consisted of the following as of December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
Accounts receivable	$10,535,495	$5,582,802
Less: Allowance for doubtful accounts	(470,648)	(140,282)
Accounts receivable, net	$10,064,847	$5,442,520

The movement of allowance for doubtful accounts consisted of the following:

	December 31, 2018	December 31, 2017
Allowance for doubtful accounts, beginning balance	$140,282	$34,640
Increase	337,913	101,022
Decrease	-	-
Effects of foreign exchange rate	(7,547)	4,620
Allowance for doubtful accounts, ending balance	$470,648	$140,282

Note 7 – INVENTORIES

At December 31, 2018 and 2017, inventories consisted of the following:

	December 31, 2018	December 31, 2017
Raw materials	$5,029,535	$2,833,317
Work in process	8,586,643	7,446,080
Finished goods	146,781	-
	13,762,959	10,279,397
Less: write-down of inventories	-	-
Inventories	$13,762,959	$10,279,397

Certain inventories have been pledged to obtain short term loans. See Note 12 for details.

During the year ended December 31, 2018, inventories in the amount of $1,566,314 were transferred into properties and equipment as the Company changed the use of the inventories into productive assets.

Note 8 – ADVANCES TO SUPPLIERS AND OTHER CURRENT ASSETS, NET

As of December 31, 2018 and 2017, advances to suppliers and other current assets consisted of the following:

	December 31, 2018	December 31, 2017
VAT-input	$447,766	$651,056
Deposits	1,668,907	253,828
Prepaid expense	368,586	63,686
Others	156,623	76,067
Total other current assets	2,641,882	1,044,637
Advances to suppliers	2,322,685	1,840,873
Total	4,964,567	2,885,510
Less: allowance for doubtful accounts	(60,277)	-
Advances to suppliers and other current assets, net	$4,904,290	$2,885,510

Other current assets include the value added tax pending for deduction, advances to employees for business travels and other miscellaneous receivables such as utility fees, social insurances, personal income tax paid in advance on behalf of employees and deposits, which include guarantee deposit, rent deposit and security deposit for bidding customer projects.

The Company advanced RMB 8,500,000 (approximately $1,236,490) to Yantai Runtai Medical Co., Ltd. on February 22, 2017. The loan bears an annual interest rate of 10% and was due in six months. On August 22, 2017, the loan was extended for another 4 months with the same interest rate. As of December 31, 2017, the loan was fully repaid along with interest.

Note 9 – PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2018 and 2017, property, plant and equipment consisted of the following:

	December 31, 2018	December 31, 2017
Machinery equipment	$1,880,505	$1,143,605
Electronic equipment	167,618	117,220
Office equipment	156,996	81,248
Motor vehicles	1,612,293	932,877
Buildings	3,922,383	106,038
Computer software	92,336	81,939
Construction in progress	10,238,835	8,350,135
Leasehold improvements	75,745	80,053
Membrane cushion	216,901	-
Wastewater treatment system, except for membrane cushion	1,289,780	-
Total property, plant and equipment	19,653,392	10,893,115
Less: accumulated depreciation	(900,052)	(443,649)
Property, plant and equipment, net	$18,753,340	$10,449,466

During the year ended December 31, 2018, the liabilities assumed in connection with purchase of property, plant and equipment totaled $2,636,770. The liabilities were included in accrued expenses and other payables in the accompanying consolidated balance sheets as of December 31, 2018.

Depreciation expense for the years ended December 31, 2018, 2017 and 2016, was $512,333, $188,995 and $165,906, respectively.

Certain property, plant and equipment have been pledged to obtain long-term loans. See Note 12 for details.

Note 10 – LAND USE RIGHTS, NET

As of December 31, 2018 and 2017, land use rights consisted of the following:

	December 31, 2018	December 31, 2017
Cost	$2,187,229	$2,311,611
Less: accumulated amortization	(108,989)	(68,428)
Land use rights, net	$2,078,240	$2,243,183

Amortization expense for the years ended December 31, 2018, 2017 and 2016 was $45,994, $44,498 and $21,756, respectively.

The land use rights have been pledged to obtain short term loans and other guarantees. See Note 12 for details.

Note 11 – DEFERRED TAX ASSETS, NET

The components of the deferred tax assets are as follows:

	December 31, 2018	December 31, 2017
Deferred tax assets, non-current
Unpaid accrued expenses	$50,600	$52,474
Warranty	49,090	-
Allowance for doubtful accounts	79,639	41,434
Others	424,735	424,343
Deferred tax assets	604,064	518,251
Less: valuation allowance	-	-
Deferred tax assets, non-current	$604,064	$518,251

Deferred taxation is calculated under the liability method in respect of taxation effect arising from all timing differences, which are expected with reasonable probability to realize in the foreseeable future. The Company’s subsidiary registered in the PRC is subject to income taxes within the PRC at the applicable tax rate.

Note 12 – LOANS

Loans and related guarantees are comprised of the following:

	December 31, 2018	December 31, 2017
Bank of Qingdao, Yantai Branch	$-	$1,536,948
Industrial and Commercial Bank of China, Yantai Economic Development Zone Branch	4,362,748	4,610,845
Bank of China, Yantai Bonded Port Area Branch	1,163,399	1,229,559
Huaxia Bank Co., Ltd., Yantai Xingfu Branch	1,454,250	1,536,948
Qingdao Yikou Industrial Automation Equipment Co., Ltd.	157,059	-
Qingdao Hongjiatai Machinery Engineering Co., Ltd.	305,392	-
Yantai Guotai Investment Limited Company (“Yantai Guotai”)	727,125	-
Volkswagen Finance (China) Co., Ltd.	10,455	-
eCapital (China) Leasing Co., Ltd.	-	88,266
Total short term loans	8,180,428	9,002,566
Bank of Qingdao, Yantai Branch	3,635,623	-
Qingdao Metro Finance Leasing Co., Ltd.	3,635,623	-
Volkswagen Finance (China) Co., Ltd.	23,638	29,181
Total loans	15,475,312	9,031,747
Less: short term loans and current portion of long term loans	10,867,111	9,020,697
Less: unamortized debt issuance costs	158,312	-
Long term loans - due over one year	$4,449,889	$11,050

On November 1, 2017, the Company entered into a loan agreement with the Bank of China, Yantai Bonded Port Area Branch to borrow approximately $1,229,559 (RMB 8,000,000) due on November 1, 2018 for working capital purposes. The loan bears an annual interest rate of 5.873% payable quarterly in arrears and pledged with an apartment owned by Yue Zhang. The loan was also jointly guaranteed by Yantai Runtai Medical Co., Ltd. (“Runtai”), Yuebiao Li and his wife, Xiaojun Chen, husband of Zhuo Zhang, and Yue Zhang. The Company paid off the loan in full on October 17, 2018. On October 29, 2018 the Company entered into another loan with the same bank in the amount of approximately $ 1,147,866 (RMB 8,000,000) due on October 28, 2019 for working capital purposes. The loan bears an annual interest rate of 5.170% payable quarterly and pledged with an apartment owned by Yue Zhang. The loan was also jointly guaranteed by Runtai, Yuebiao Li and his wife and Xiaojun Chen.

On June 28, 2017, the Company entered into a loan agreement with the Huaxia Bank Co., Ltd. Yantai Xingfu Branch to borrow approximately $1,536,948 (RMB 10,000,000) at an annual interest rate of 5.655% payable monthly for the period from June 28, 2017 to June 28, 2018. The loan is guaranteed by Runtai, Yuebiao Li and his wife and Zhuo Zhang and her husband. In addition, the Company pledged certain inventories with original cost of approximately $3,110,863 (RMB 20,240,449). The Company paid off the loan in full on June 29, 2018. On July 3, 2018, the Company entered into another loan agreement with the same bank to borrow approximately $1,507,251 (RMB 10,000,000) at an annual interest rate of 5.655% payable monthly for the period from July 3, 2018 to July 3, 2019. The loan is guaranteed by Runtai.

On August 29, 2017, the Company entered into a loan agreement with Bank of Qingdao, Yantai Branch to borrow approximately $1,536,948 (RMB 10,000,000) for working capital purposes. The loan is due on August 28, 2018 with a fixed annual interest rate of 5.655%. The loan is guaranteed by Yantai Financing Guarantee Co., Ltd., Yuebiao Li and his wife, and Zhuo Zhang. The land use rights transferred from Yantai Aotesai Energy Ltd. were pledged to obtain the guarantee provided by Yantai Financing Guarantee Co., Ltd. The Company paid off the loan in full on May 7, 2018.

On September 28, 2017, the Company entered into a loan agreement to borrow approximately $4,610,845 (RMB 30,000,000) from Industrial and Commercial Bank of China, Yantai Economic Development Zone Branch, for the period from September 28, 2017 to September 25, 2018. The loan bears an annual interest rate of 5.003% and is pledged with a certificate of deposit in the amount of $5,100,000 using the funds from IPO by Newater HK. The loan was repaid in full on September 30, 2018. On September 30, 2018, the Company entered into two loan agreements to borrow approximately $1,165,071 (RMB 8,000,000) and $3,203,945 (RMB 22,000,000) from the same bank, respectively. These two loans bears an annual interest rate of 4.785% and are pledged with certificates of deposit in the amount of $1,500,000 and $4,000,000 using the funds from IPO by Newater HK, respectively. The amount of the certificates of deposit were included in restricted cash, current portion in the consolidated balance sheets.

On July 16, 2018, the Company entered into a loan agreement to borrow approximately $311,154 (RMB 2,080,000) from Qingdao Yikou Industrial Automation Equipment Co., Ltd. for the period from July 16, 2018 to July 15, 2019 with an annual interest rate of 5.500%. The Company repaid approximately $144,322 (RMB 1,000,000) on November 22, 2018.

On July 13, 2018, the Company entered into a loan agreement to borrow approximately $1,032,374 (RMB 6,900,000) from Qingdao Hongjiatai Machinery Engineering Co., Ltd. for the period from July 13, 2018 to July 12, 2019 with an annual interest rate of 5.50%. On July 27, 2018, September 28, 2018 and November 15, 2018, the Company repaid approximately $146,817 (RMB 1,000,000), $436,336 (RMB 3,000,000) and $115,314 (RMB 800,000), respectively.

On December 24, 2018, the Company entered into a loan agreement to borrow approximately $724,915 (RMB 5,000,000) from Yantai Guotai for the period from December 24, 2018 to December 13, 2019 with an annual interest rate of 9.000% payable monthly.

During the year ended December 31, 2018, the Company obtained three short-term loans from Yantai Zexin Environmental Science and Technology Co., Ltd. in the total amount of approximately $2,400,981 (RMB 16,000,000) for working capital purposed. These loans bear annual interest rates of 6.000% payable monthly. As of December 31, 2018, the Company has paid off the loans in full.

On November 8, 2017, the Company entered into two loans agreements with Volkswagen Finance (China) Co., Ltd. (“Volkswagen Loans”) in connection with acquisition of vehicles with net book value of $55,822 (RMB 363,200), which were pledged to secure the loans. The loans bear an effective interest rate of 9.090% per annum and are due in 24 months. The loans obtained pursuant to the agreements totaled $30,738 (RMB 200,000). For the years ended December 31, 2018 and 2017, the Company repaid in the total amount of approximately $17,835 (RMB 117,974) and $1,556 (RMB 10,131), respectively. On January 30, 2018, the Company entered into other three loans agreements with Volkswagen Finance (China) Co., Ltd. (“Volkswagen Loans II”) in connection with acquisition of vehicles with net book value of approximately $81,583 (RMB 561,000). The loans bear an effective interest rate of 9.690% per annum and are due in 24 months. The loans obtained pursuant to the agreements totaled $52,161 (RMB 330,000). For the year ended December 31, 2018, the Company repaid in the total amount of approximately $28,013 (RMB 167,457). As of December 31, 2018 and 2017, current portion of the Volkswagen Loans and Volkswagen Loans II totaled $30,957 and $18,131, respectively, which has been included in the balance of loans due within one year in the accompanying consolidated balance sheets, and long term portion totaled $3,137 and $11,050, respectively, which has been included in the balance of long-term loans in the accompanying consolidated balance sheets.

On December 21, 2017, the Company entered into four loan agreements, each with a term of 12 months and an effective interest rate of 17.049% per annum with eCapital (China) Leasing Co., Ltd. (“eCapital Loans”) in connection with acquisition of vehicles with net book value of $183,195 (RMB 1,191,941), which were pledged to secure the loan. Pursuant to the loan agreements, the Company borrowed a total amount of $192,580 (RMB 1,253,000), with monthly repayment payable in arrears. For the years ended December 31, 2018 and 2017, repayments of $86,822 (RMB 574,292) and $104,314 (RMB 678,708) were made, respectively. As of December 31, 2018 and 2017, the outstanding balance for eCapital Loans totaled $0 and $88,266, respectively.

On April 28, 2018, the Company obtained a loan from Qingdao Metro Leasing Co., Ltd. (“Qingdao Metro Loan I”) in the amount of approximately $4,736,979 (RMB 30,000,000). The loan bears an annual interest rate of 6.00% payable quarterly and is due in 36 months. The loan is guaranteed by Yuebiao Li and his wife, Zhuo Zhang and her husband and pledged by the Company’s equipment in the original cost of approximately $6,019,799 (RMB 38,124,292). In addition, the loan is also pledged by the 30% equity ownership of Jinzheng owned by Newater HK. The Company paid security deposit of approximately $473,698 (RMB 3,000,000) and debt issuance costs of approximately $284,219 (RMB 1,800,000) in cash. On July 19, 2018 and October 19, 2018, the Company repaid $369,846 (RMB 2,500,000) and $360,750 (RMB 2,500,000), respectively. As of December 31, 2018, current portion of the loan totaled $1,454,308, which has been included in the balance of loans due within one year in the accompanying consolidated balance sheet, and long term portion totaled $2,023,003, including $158,312 unamortized debt issuance costs has been included in the balance of long-term loans in the accompanying consolidated balance sheet.

On May 30, 2018, the Company entered into a three-year loan agreement with Bank of Qingdao, Yantai Branch to borrow approximately $3,894,514 (RMB 25,000,000) for the construction of a plant. The loan is due on May 30, 2021 with an annual interest rate of 6.5000% payable monthly. The loan was guaranteed by Yuebiao Li and pledged by the construction in progress of the Company with original book value of approximately $6,795,983 (RMB 46,731,900).

As of December 31, 2018, the Company’s future loan obligations according to the terms of the loan agreement are as follows:

2019	$10,867,053
2020	2,669,260
2021	1,938,999
2022	-
2023 and thereafter	-
Total	$15,475,312

During the year ended December 31, 2018, the total interest cost incurred was $869,869, of which $658,290 was recognized as expense and $211,579 was capitalized in the construction of property, plant and equipment. During the years ended December 31, 2017 and 2016, the total interest cost incurred and charged to expense was $242,707 and $155,553, respectively.

Note 13 – RELATED PARTY TRANSACTIONS

The Company had transactions with the following related parties in the years ended December 31, 2018, 2017 and 2016:

Name of Related Party	Nature of Relationship
Yuebiao Li	Principal shareholder, Chairman of the Board and Chief Executive Officer (“CEO”)

Zhuo Zhang	Principal shareholder, Director, Chief Financial Officer (“CFO”)

Yue Zhang	Principal shareholder, Zhuo Zhang’s sister

Xiaojun Chen	Husband of Zhuo Zhang

Heilongjiang Binteer Environmental Protection Equipment Manufacturing Co., Ltd. (“Heilongjiang Binteer”)	Established by Yuebiao Li, in May 2014, Mr. Li transferred his 60% equity interest to his brother, Yuefeng Li. Yuefeng Li then transferred his 60% equity interest to a third party individual for zero consideration in March 2016.

Daqing Wanjieyuan Water Treatment Equipment Sales Co., Ltd. (“Daqing Wanjieyuan”)	Controlled by Yuebiao Li, the entity was dissolved in June 2017.

Mojie Technology (Beijing) Co., Ltd. (“Mojie”)	Established and controlled by Yuebiao Li and Zhuo Zhang. All of the equity interest was transferred to a third party in July 2015. The entity was dissolved in February 2019.

Yantai Jinna Commerce Co., Ltd. (“Jinna”)	Significantly influenced by Yue Zhang, principal shareholder and sister of Zhuo Zhang. Jinna was dissolved during 2016.

Shandong Jinmo Recycled Water Resource Co., Ltd. (“Jinmo”)	A subsidiary that was incorporated on March 19, 2015 and disposed on December 8, 2016 for consideration of RMB 220,000 (approximately $31,678) to Entity A.

Entity A and its subsidiaries	Entity A is 45% owned by Entity D

Entity B	Significantly influenced by the Company

Entity C	Significantly influenced by the Company

Entity D and its subsidiary	Significantly influenced by the Company

Revenues from related parties and accounts receivable - related parties, net

The Company primarily provides products such as membranes, components and wastewater filtration equipment to Heilongjiang Binteer, Mojie, Jinna, Entity A and its subsidiaries, Entity B and Entity D’s subsidiary. For the years ended December 31, 2018, 2017 and 2016, the Company generated total net related party revenues in the amount of $21,066,741, $9,146,994 and $5,854,383, respectively. The net accounts receivable from related parties amounted to $1,948,009 and $607,975 as of December 31, 2018 and 2017, respectively.

Net revenues from related parties consisted of the following:

	For the Years Ended December 31,
	2018	2017	2016
Heilongjiang Binteer	$-	$-	$276,320
Mojie	-	-	3,268
Jinna	-	-	1,391
Entity A and its subsidiaries	20,750,159	8,917,627	1,620,872
Entity B	107,894	229,367	3,952,532
Entity D’s subsidiary	208,688	-	-
Net revenues from related parties	$21,066,741	$9,146,994	$5,854,383

During the period from January 1, 2016 to December 7, 2016, the Company sold equipment of $1,063,137 to Jinmo. The equipment sales were made prior to the disposal of Jinmo, recorded as intercompany sales and eliminated on consolidated statements of income and comprehensive income for the year ended December 31, 2016. The balance was fully collected during 2017.

Accounts receivable from related parties consisted of the following:

	For the Years Ended December 31,
	2018	2017
Entity A and its subsidiaries	$1,286,405	$-
Entity B	661,604	743,921
Accounts receivable from related parties	1,948,009	743,921
Less: allowance for doubtful accounts	-	(135,946)
Accounts receivable from related parties, net	$1,948,009	$607,975

The movement of allowance for doubtful accounts for accounts receivable from related parties consisted of the following:

	For the Years Ended December 31,
	2018	2017
Allowance for doubtful account, beginning balance	$135,946	$2,258
Increase	-	130,904
Decrease	(128,631)	-
Effects of foreign exchange rate	(7,315)	2,784
Allowance for doubtful accounts, ending balance	$-	$135,946

Advances from customers - related parties

As of December 31, 2018 and 2017, advances from customers - related parties amounted to $586,719 and $747,264, respectively, as follows:

	For the Years Ended December 31,
	2018	2017
Entity A and its subsidiaries	$583,894	$747,264
Entity D’s subsidiary	2,825	-
Advances from customers – related parties	$586,719	$747,264

Materials supplied by related parties, service provided by related parties and accounts payable to related parties

The Company purchased membrane modules, membrane filters, and other components of water treatment equipment from Entity D’s subsidiary and Heilongjiang Binteer. For the years ended December 31, 2018, 2017 and 2016, the total purchase from related parties amounted to $1,592,537, $0 and $556,692, respectively. The Company also subcontracted wastewater treatment service to Entity C, Entity D’s subsidiary, Entity A and its subsidiary. For the years ended December 31, 2018, 2017 and 2016, the services provided by related parties amounted to $11,488,801, $1,728,642 and $0, respectively. The balance of accounts payable to related parties was $3,389,148 and $258,274 as of December 31, 2018 and 2017, respectively.

Materials supplied by related parties consisted of the following:

	For the Years Ended December 31,
	2018	2017	2016
Heilongjiang Binteer	$-	$-	$556,692
Entity D’s subsidiary	1,592,537	-	-
Total	$1,592,537	$-	$556,692

Services provided by related parties consisted of the following:

	For the Years Ended December 31,
	2018	2017	2016
Entity C	$5,279,255	$1,728,642	$-
Entity A and its subsidiary	5,918,396	-	-
Entity D’s subsidiary	291,150	-	-
Total	$11,488,801	$1,728,642	$-

Accounts payable - related parties consisted of the following:

	For the Years Ended December 31,
	2018	2017
Entity C	$1,985,136	$258,274
Entity A and its subsidiary	1,197,328	-
Entity D’s subsidiaries	206,684	-
Accounts payable – related parties	$3,389,148	$258,274

Cost of revenues from related parties and deferred cost of revenue – related party

During the years ended December 31, 2018, 2017 and 2016, materials purchased from and services provided by related parties in the total amount of $5,669,252, $0 and $556,692, respectively, were included in cost of revenues from related parties. The costs incurred related to the service provided by Entity C but not expensed yet are recognized as deferred cost of revenue – related party. As of December 31, 2018 and 2017, deferred cost of revenue – related party amounted to $0 and $1,795,222.

Cost of revenues from related parties consisted of the following:

	For the Years Ended December 31,
	2018	2017	2016
Entity C	$4,296,375	$-	$-
Entity D’s subsidiary	1,372,877	-	-
Heilongjiang Binteer	-	-	566,692
Total	$5,669,252	$-	$566,692

Deposit - related party

During the year ended December 31, 2018, the Company paid $10,180 to Entity A as security deposit for bidding projects, which was included in deposit - related party in the accompanying consolidated balance sheets.

Due to related parties

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business, expense related parties paid on behalf of the Company as well as the loans the Company obtained from related parties for working capital purposes. The loans owed to the related parties are interest free, unsecured and repayable on demand.

For the year ended December 31, 2018, Yuebiao Li and Zhuo Zhang paid operating expenses on behalf of the Company in the amount of $9,703 and these payments were fully reimbursed. As of December 31, 2018 and 2017, the balance due to Yuebiao Li and Zhuo Zhang was $0.

There are no due to related party balances as of December 31, 2018 and 2017.

Note 14 – INCOME TAXES

British Virgin Islands (“BVI”)

Under the current laws of BVI, Newater Technology is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

The Company’s subsidiary, Newater HK, is incorporated in Hong Kong and has no operating profit or tax liabilities during the period. Newater HK is subject to tax at 8.25% on assessable profits up to $256,410 (HK$2,000,000) and 16.5% on any part of assessable profits over $256,410 for the year ended December 31, 2018, and 16.5% of the estimated assessable profit for the years ended December 31, 2017 and 2016.

PRC

Jinzheng and Jinmo was incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. In the fourth quarter of 2015, Jinzheng was granted with the “High-Tech Enterprise” designation and is qualified for a preferential tax rate of 15% for the years ended December 31, 2016, 2017 and 2018. In the year ended December 31, 2016, Jinmo was recognized as small low-profit enterprise and received a preferential income tax of 10% for years then ended.

The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2018	2017	2016
Current	$1,775,477	$788,815	$680,756
Deferred	(118,198)	(312,997)	(132,319)
Total	$1,657,279	$475,818	$548,437

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2018	2017	2016
HK statutory income tax rate	8.25%	16.50%	16.50%
Valuation allowance recognized with respect to the loss in the HK company	(8.25)%	(16.50)%	(16.50)%
PRC statutory income tax rate	25.00%	25.00%	25.00%
Effect of income tax exemptions and reliefs	(8.53)%	(10.00)%	(11.63)%
Effect of additional deduction allowed for R&D expense	(4.39)%	(2.74)%	-
Effect of expenses not deductible for tax purposes	1.44%	0.81%	0.05%
Others	-	2.45%	4.97%
Total	13.52%	15.52%	18.39%

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2018 and 2017.

Note 15 – STATUTORY RESERVES

According to the Company Law in the PRC, companies are required to set aside 10% of their after-tax profit to general reserves each year, based on the PRC accounting standards, until the cumulative total of such reserves reaches 50% of the registered capital. These general reserves are not distributable as cash dividends to equity owners. The Company had appropriated $1,765,711 and $705,698 to statutory reserves as of December 31, 2018 and 2017, respectively.

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

On August 2, 2017, the Company completed its initial public offering on the NASDAQ Capital Market under the symbol of “NEWA”. The Company offered 1,400,000 common shares at $5 per share. Net proceeds raised by the Company from the initial public offering amounted to $6,145,325 after deducting underwriting discounts and commissions and other offering expenses. Out of the $6.1 million net proceeds, $500,000 was deposited into an escrow account to satisfy the initial $500,000 in potential indemnification obligations arising during an escrow period of two years following the closing date of August 2, 2017 and was presented as restricted cash, in the accompanying consolidated balance sheets. On August 3, 2017, the Company sold additional 210,000 common shares at $5 per share. Net proceeds raised by the Company amounted to $966,000 after deducting underwriting discounts. As a result, the Company raised a total of $7,111,325 from issuance of common shares in the year ended December 31, 2017.

As of the filing date, there was a total number of 10,809,000 shares outstanding.

Note 17 – EARNINGS PER SHARE

The following table presents a reconciliation of basic and diluted net income per share for the years ended December 31, 2018, 2017 and 2016:

	For the Years Ended December 31,
	2018	2017	2016
Net income available to common shareholders for basic and diluted net income per common share	$7,211,429	$2,590,931	$2,433,720
Weighted average common shares outstanding – basic	10,809,000	9,864,479	8,767,738
Effect of dilutive securities:
Warrants issued to third party	-	-	-
Weighted average common shares outstanding – diluted	10,809,000	9,864,479	8,767,738
Net income per common share – basic	$0.67	$0.26	$0.28
Net income per common share – diluted	$0.67	$0.26	$0.28

Note 18 – CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS AND SUPPLIERS

Customers

For the years ended December 31, 2018, 2017 and 2016, customers accounting for 10% or more of the Company’s revenue were as follows:

	For the Years Ended December 31,
Customer	2018		2017	2016
Entity A, a related party	40.25%		35.19%	12.63%
Government of Jiangshan Town, Laixi District, Qingdao City, Shandong Province, PRC (“Jiangshan Town”)	35.87%		31.70%	* %
Beijing Aritime Intelligent Control Co., Ltd. (“Beijing Aritime”)	*	%	13.34%	* %
Entity B, a related party	*	%	* %	32.19%
Dalian Yihe Electric Power Installation Co., Ltd. (“Dalian Yihe”)	*	%	* %	20.93%

*	Less than 10%

Jiangshan Town, Liaoning Beifang Environmental Protection Co., Ltd., Yantai Urban Administration Bureau and Entity A’s subsidiary, a related party, accounted for 29.18%, 11.32%, 12.76% and 10.22% of the total current outstanding accounts receivable as of December 31, 2018, respectively.

Jiangshan Town and Entity B, a related party of the Company, accounted for 47.40% and 11.76% of the total current outstanding accounts receivable as of December 31, 2017, respectively.

Suppliers

For the years ended December 31, 2018, 2017 and 2016, suppliers accounting for 10% or more of the Company’s purchase were as follows:

	For the Years Ended December 31,
Supplier	2018		2017		2016
Dalian Huarui Heavy Industry Group Limited by Share Ltd. (“Dalian Huarui”)	*	%	43.35%		53.96%
Entity A, a related party	14.70%		*	%	*	%

Entity C, a related party, accounted for 22.71% of the total accounts payable and bank acceptance notes to vendors as of December 31, 2018.

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

The net revenues consist of the following:

	For the Years Ended December 31,
	2018	2017	2016
Products	$1,387,955	$3,771,573	$4,846,972
Projects	6,223,293	4,425,596	1,578,366
Services	18,362,715	7,995,334	-
Net revenues	25,973,963	16,192,503	6,425,338
Products – related parties	304,938	229,367	4,302,978
Projects – related parties	20,761,803	8,917,627	1,551,405
Net revenues from related parties	21,066,741	9,146,994	5,854,383
Total net revenues	$47,040,704	$25,339,497	$12,279,721

All of the Company’s long-lived assets are located in the PRC.

Note 20 – COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases facilities and offices with expiration dates between March 2018 and April 2019. Rental expenses for the years ended December 31, 2018, 2017 and 2016 were $133,121, $111,893 and $83,945, respectively.

The Company has future minimum lease obligations as of December 31, 2018 as follows:

2019	$21,445
2020	-
2021	-
2022	-
2023	-
Thereafter	-
Total	$21,445

The Company provided a guarantee for the loan to Yantai Runtai Medical Co., Ltd. by Weihai Commercial Bank in the amount of approximately $782,607 (RMB 5,000,000) for a period from June 7, 2018 until two years after the due date of the loan.

Litigation

In November 2017, Beijing Tiandiren Environ-Tech Company Limited brought a lawsuit against Jinzheng in Beijing Intellectual Property Court in Beijing, China, alleging that Jinzheng infringed their patent on manufacturing DTNF membranes. The plaintiff claimed total damages in the amount of $153,695 (RMB 1,000,000). The Company is vigorously defending itself against the claim and has filed an application for invalidation to the patent review committee of the State Intellectual Property Office (“SIPO”). On March 19, 2019, SIPO has declared the claimed patent to be wholly invalid. According to the patent law of the PRC and relevant regulations, when an invalid decision was made by SIPO against the alleged patent during the process of a patent infringement lawsuit, the court may dismiss the case as the claimed patent was declared invalid. As of the filing date, the final verdict would be still subject to the determination of Beijing Intellectual Property Court. Management believes the liability to the Company that may arise as a result of the case is not probable and therefore no accruals have been made in the accompanying consolidated financial statements.

Note 21 – SUBSEQUENT EVENTS

On December 13, 2018, the Company entered a loan contract with Qingdao Metro Leasing Co., Ltd (“Qingdao Metro”) for a total consideration of $4,440,234 (RMB 30,000,000) which was received in full on January 15, 2019. The loan bears a nominal interest rate of 5.46% under the term of 24 months to be paid in eight quarterly installments. The loan is pledged by the Company’s wastewater treatment equipment in the original cost of approximately $5,988,396 (RMB 40,460,000) and by the accounts receivable from Jiangshan Town. The loan is further guaranteed by Yuebiao Li and his wife, Zhuo Zhang and her husband and the 30% equity ownership of Jinzheng owned by Newater HK. The Company also paid a security deposit of approximately $310,816 (RMB 2,100,000) for this loan which will be released upon expiration of the term.

On March 21, 2019, the Company entered into a loan agreement with Bank of China, Yantai Bonded Port Area Branch to borrow approximately $1,192,481 (RMB 8,000,000) due on March 31, 2020. The loan bears an annual interest rate of 4.86% payable quarterly and pledged with an apartment owned by Yue Zhang. The loan is guaranteed by Yuebiao Li and his wife.

On March 29, 2019, the Company obtained a loan from ZGC Sci-Tech Leasing Co., Ltd. in the amount of approximately $1,935,935 (RMB 13,000,000). The loan bears an annual interest rate of 7.20% payable quarterly and is due in 36 months. The loan is pledged by the Company’s wastewater treatment equipment in the original cost of approximately $2,604,080 (RMB 17,486,660) and by the accounts receivable from two wastewater treatment projects. The loan is further guaranteed by Yuebiao Li and Zhuo Zhang. The Company also paid a security deposit of approximately $193,594 (RMB 1,300,000) for this loan which will be released upon expiration of the term.

During the subsequent period, the Company repaid a total of $3,572,038 for Qingdao Metro Loan I, and loans borrowed from Industrial and Commercial Bank of China, Qingdao Hongjiatai Machinery Engineering Co., Ltd., Volkswagen Finance (China) Co., Ltd., and Bank of China. See Note 12 for details on the loans.

On April 24, 2019, the Company established a wholly-owned subsidiary, Newater Technology America, Inc., in the United States.