Form 20-F
period 2019-12-31
Newater Technology, Inc.
filed 2020-06-08
CIK 1678022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2019

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

(+86) 535-8012911

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

Yes  ☐    No ☐

i

Defined Terms and Conventions

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	The terms “we,” “us,” “Company” “our company,” and “our” refer to Newater Technology, Inc. and its wholly-owned subsidiaries;

●	Newater Technology, Inc., a British Virgin Islands company (“Newater Technology” when referring solely to our British Virgin Islands listing company);

●	Newater HK Limited, a Hong Kong company wholly-owned by Newater Technology (“Newater HK”);

●	Yantai Jinzheng Eco-Technology Co., Ltd, a wholly-owned subsidiary of Newater HK (“Jinzheng”);

●	Newater Technology America, Inc. a wholly owned subsidiary of Newater Technology, Inc. (“Newater America”);

●	Jinda Eco-Technology (Hainan) Co., Ltd (“Jinda”), a wholly-owned subsidiary of Newater HK;

●	Shaanxi Jinyu Zhengde Evironmental Engineering Co., Ltd (“Jinyu”), a wholly-owned subsidiary of Jinzheng;

●	Yantai Nuclear-Power R&D Center & Water Treatment Research Institute Co., Ltd (“Yantai Nuclear-Power”), a 70% owned subsidiary of Jinzheng;

●	Yantai Jincai Eco-Technology Co., Ltd (“Jincai”), a 40% owned subsidiary of Jinzheng;

●	Yantai Hengqingyuan Eco-Technology Co., Ltd (“Hengqingyuan”), a 20% owned subsidiary of Jinzheng;

●	Yantai Jinzheng Eco-Technology Co., Ltd Xi’an Branch (Jinzheng-Xi’an”);

●	“shares” and “common shares” refer to our common shares, $0.001 par value per share;

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report only, Macau, Taiwan and Hong Kong; and

●	all references to “RMB,” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. Dollars” are to the legal currency of the United States.

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

ii

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

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

A.	Selected Financial Data.

In the table below, we provide the summary financial data of our company. The selected consolidated statements of income and comprehensive income data for the years ended December 31, 2019, 2018 and 2017, and the selected consolidated balance sheets data as of December 31, 2018 and 2017 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated statement of income and comprehensive income data for the years ended December 31, 2015 and 2014 and the selected consolidated balance sheets data as of December 31, 2017, 2016 and 2015 are derived from our audited consolidated financial statements, which are not included in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical statements and notes.

Selected Consolidated Statements of Income and Comprehensive Income Data

	For the years ended December 31,
	2019	2018	2017	2016	2015

Net revenue	$23,716,978	$25,973,963	$16,192,503	$6,425,338	$6,978,254
Net revenue from related parties	13,857,014	21,066,741	9,146,994	5,854,383	-
Subtotal of revenues	37,573,992	47,040,704	25,339,497	12,279,721	6,978,254
Cost of revenues	20,233,998	20,474,072	17,199,866	7,182,081	3,763,871
Cost of revenue from related parties	1,450,627	5,669,252	-	556,692	-
Subtotal of cost of revenues	21,684,625	26,143,324	17,199,866	7,738,773	3,763,871
Gross profit	15,889,367	20,897,380	8,139,631	4,540,948	3,214,383
Total operating expenses	10,148,039	12,025,924	5,452,349	3,146,521	1,643,313
Income from operations	5,741,328	8,871,456	2,687,282	1,394,427	1,571,070
Other expenses (income)
Government grants	(946,164)	(627,748)	(513,538)	(1,750,726)	-
Interest income	(38,328)	(26,632)	(112,592)	(5,091)	(2,612)
Interest expenses	1,087,051	658,290	242,707	155,553	164,613
Investment loss	17,023	-	-	-	-
Other expenses (income)	(153,546)	(1,162)	3,956	12,534	10,642
Total other expense (income)	(33,964)	2,748	(379,467)	(1,587,730)	172,643
Income before provision for income taxes	5,775,292	8,868,708	3,066,749	2,982,157	1,398,427
Income tax provisions	1,463,745	1,657,279	475,818	548,437	452,850
Net income	$4,311,547	$7,211,429	$2,590,931	$2,433,720	$945,577
Earnings (loss) per shares
Basic	$0.40	$0.67	$0.26	0.28	0.12
Diluted	$0.40	$0.67	$0.26	0.28	0.10

Selected Balance Sheets Data

	As of December 31,
	2019	2018	2017	2016	2015
Cash and cash equivalents	$9,944,765	$2,461,501	$3,118,080	$1,484,762	$135,152
Total current assets	46,649,020	39,535,357	31,634,747	14,063,217	9,200,052
Total non-current assets	31,411,176	22,216,775	13,710,900	3,528,207	1,461,572
Total assets	78,060,196	61,752,132	45,345,647	17,591,424	10,661,624
Total current liabilities	45,305,700	30,258,610	24,343,309	6,838,202	6,877,885
Total non-current liabilities	1,777,385	4,449,889	11,050	-	30,808
Total liabilities	47,083,085	34,708,499	24,354,359	6,838,202	6,908,693
Total shareholders’ equity	30,977,111	27,043,633	20,991,288	10,753,222	3,752,931
Total liabilities and shareholders’ equity	$78,060,196	$61,752,132	$45,345,647	$17,591,424	$10,661,624

Exchange Rate Information

Our business is conducted in China, and the financial records of Jinzheng are maintained in RMB, its functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive income (loss). The consolidated balance sheet amounts, with the exception of equity at December 31, 2019 and 2018 were translated at RMB 6.9668 and RMB 6.8764 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and comprehensive income and cash flows for the years ended December 31, 2019, 2018 and 2017 were RMB 6.9072, RMB 6.6146 and RMB 6.7570 to $1.00, respectively.

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

Risks Related to Our Business

We are susceptible to general economic conditions, natural catastrophic events and public health crises, and a potential downturn in the membrane filtration market could adversely affect our operating results in the near future.

Our business is subject to the impact of natural catastrophic events, such as earthquakes, or floods, public health crisis, such as disease outbreaks, epidemics, or pandemics in China, and all these could result in a decrease or sharp downturn of economies, including our markets and business locations in the current and future periods. The outbreak of the coronavirus (COVID-19) pandemic (“COVID-19”) in China resulted in increased travel restrictions, and shutdown of businesses, which may cause slower recovery of the China economy. We may experience impact from quarantines, market downturns and changes in customer behavior related to pandemic fears and impact on our workforce if the virus continues to spread. COVID-19 could cause delays or the inability to deliver our products and services on a timely basis. In addition, one or more of our customers, partners, service providers or suppliers may experience financial distress, delayed or defaults on payment, file for bankruptcy protection, sharp diminishing of business, or suffer disruptions in their business due to the outbreak. The extent to which the coronavirus impacts our results will depend on future developments and reactions in China, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus. It is likely to result in a potential material adverse impact on our business, results of operations and financial condition in the short run if the situation gets worse in China. Wider-spread COVID-19 in China and globally could prolong the deterioration in economic conditions and could cause decreases in or delays in spending and reduce and/or negatively impact our short-term ability to grow our revenues. Any decreased collectability of accounts receivable, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

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

Labor costs in China have increased with China’s economic development, including Yantai where our offices are based. Rising inflation in China is also putting pressure on wages. Wage costs for our employees form a significant part of our costs. For instance, in 2019, 2018 and 2017, our compensation and benefit costs for our employees were 4.2 million $6.8 million and $2.5 million, respectively. These amounts accounted for 11%, 14% and 10% of our total revenues for the years ended December 31, 2019, 2018 and 2017, respectively. In addition, we are required by Chinese laws and regulations to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated governmental agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase, particularly as we seek to remain competitive in retaining the quality and number of employees that our business requires. In addition, the future issuance of equity-based compensation to our professional staff and other employees would also result in additional stock dilution for our shareholders. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products, projects and services, our profitability and results of operations may be materially and adversely affected. Furthermore, the Chinese government has promulgated new laws and regulations to enhance labor protections in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

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

In 2019, 37% of our sales revenues or $13,857,014 was generated from related parties. In the event the related parties do not purchase our products to the same extent as in 2019 our revenues will likely decrease, and our business, financial condition and results of operation may be materially and adversely affected.

Collectability of our accounts receivable has adversely impacted our operating cash flow, and may continue to do so.

We reported cash flow provided by operations in the amounts of 13,291,596 for the year ended December 31, 2019 and cash flow used in operations in the amount of $2,456,777 and $3,189,701 for the years ended December 31, 2018 and 2017, respectively. Improvement in cash flow from operations in 2019, 2018 and 2017 was partly due to the increase in net income. As of December 31, 2019 and 2018, the balance of net accounts receivable from third parties were $11,293,625 and $10,064,847, respectively; and the net accounts receivable from related parties as of December 31, 2019 and 2018 were $2,392,087 and $1,948,009, respectively. If the accounts receivable cannot be collected on time, or at all, a significant amount of bad debt expense will occur, and our business, financial condition and results of operation may be materially and adversely affected.

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

Our inventory includes raw materials, work-in progress products and finished goods. As of December 31, 2019, our inventory was $13,715,369. Inventory turnover for the year ended December 31, 2019 was 231 days. As our markets are competitive and subject to rapid technology and price changes, there is a risk that we will project demands incorrectly and order or produce incorrect amounts of inventories or not fully utilize our purchase commitments. If we fail to accurately project demands and build inventories, our business, financial condition and results of operation may be materially and adversely affected.

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

In 2019, approximately 59% of our revenues were realized from three geographic markets, with approximately 30%, 22%, and 7% of our revenues from clients located in the Beijing City, Shandong Province and Hainan Province, respectively. Accordingly, we are subject to risks related to the economies of these geographic markets. In addition, the geographic concentration of our primary clients suggests that region-specific legislations, taxation and natural disasters such as earthquakes could adversely affect us and our financial performance. A slowdown in wastewater treatment demand or economic growth in these regions could result in a material decline in our business, financial condition and results of operation.

We face certain risks in collecting our accounts receivable and we have a small number of customers who account for a significant amount of our revenues, the failure to collect could have a material adverse effect on our business.

With the recent expansion of our business, our accounts receivable has increased. At the end of 2019 and 2018, our net accounts receivable from both third parties and related parties were 13,685,712 and $12,012,856, respectively. These amounts represented 36% of our total revenues in 2019 and 26% of our total revenues in 2018. In 2019, accounts receivable turnover was 125 days, and in 2018, it was 70 days.

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

We increased our number of full-time employees from 75 at December 31, 2015, to 170 at December 31, 2019, and our total revenues from $7 million in 2015, to $38 million in 2019. This expansion has resulted, and will continue to result, in substantial demands on our managerial, administrative, operational, financial and other resources. Furthermore, we intend to grow by expanding our business reach, penetrating markets with our existing products, developing new products and expand our targeted markets such as industrial park wastewater treatment, municipality wastewater recycling, and seawater desalination. To cope with this growth, we must improve our existing administration, adopt new systems, enhance our financial oversight and management controls and further grow, train and manage our work force.

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

We own 58 patents in China covering our wastewater treatment technology, and we rely on a combination of patent, computer software copyrights, trademark, domain names and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights.

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

We do not maintain key man life insurance on all of our senior management or key personnel. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our Company. Although each of our senior management and key personnel has signed a confidentiality and non-competition agreement in connection with his or her employment with us, we cannot assure that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

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

Our liquidity relies significantly on short-term borrowings. For the years ended December 31, 2019, 2018 and 2017, cash provided by borrowings from third-parties was $7,454,711, $11,493,557 and $8,805,683, respectively. Financing may not be available to us on favorable terms, if at all. If we are unable to obtain short-term financing in an amount sufficient to support our operations, it may be necessary, to suspend or curtail our operations, which would have a material adverse effect on our business and financial condition. In that event, current stockholders would likely experience a loss of most of or all of their investment.

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

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our common shares in the foreseeable future. Although we have achieved net profitability in 2019, we cannot assure that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows from operating activities. Furthermore, there is no assurance that our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our common shares in the future, we will be dependent, in large part, on receipt of funds from Jinzheng for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations as described herein. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our Company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from Jinzheng and Jinda. See “Dividend Policy.”

Pursuant to the Chinese enterprise income tax law, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of 5%.

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our Chinese subsidiaries are also required to set aside at least 10% of its after-tax profit based on Chinese accounting standards each year to its compulsory reserves fund until the accumulative amount of such reserves reaches 50% of its registered capital.

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into registered capital, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2019 and 2018, the accumulated appropriations to statutory reserves amounted to $2,267,219 and $1,765,711, respectively.

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

Our Chinese subsidiaries are required to allocate a portion of its after-tax profits, to the statutory reserve fund, and as determined by its board of directors, to the staff welfare and bonus funds, which may not be distributed to equity owners.

Pursuant to Company Law of P.R. China (2018 Revision),the Foreign Investment Law of the PRC and the Regulations for Implementation the Foreign Investment Law of the PRC, our Chinese subsidiaries are required to allocate a portion of its after-tax profits, to the statutory reserve fund, and in its discretion, to the staff welfare and bonus funds. No lower than 10% of an enterprise’s after tax-profits should be allocated to the statutory reserve fund. When the statutory reserve fund account balance is equal to or greater than 50% of the registered capital, no further allocation to the statutory reserve fund account is required. Our Chinese subsidiaries can determine, in their own discretion, the amount contributed to the staff welfare and bonus funds. The staff welfare and bonus fund is used for the collective welfare of the staff of our Chinese subsidiaries. These reserves represent appropriations of retained earnings determined according to Chinese law.

As of the date of this annual report, the amounts of staff welfare and bonus funds have not yet been determined, and we have not committed to establishing such amounts at this time. Under current Chinese laws, our Chinese subsidiaries are required to set aside staff welfare and bonus funds amounts, but has not yet done so. Our Chinese subsidiaries have not done so because Chinese authorities grant companies flexibility in making a determination. Chinese law requires such a determination to be made in accordance with the company’s organizational documents and our Chinese subsidiaries’ organizational documents do not require the determination to be made within a particular timeframe. Although we have not yet been required by Chinese authorities to make such determinations or set aside such amounts, Chinese authorities may require us to rectify its noncompliance and we may be fined if we fail to do so after receiving a warning within its set time period.

Additionally, Chinese law provides that a Chinese company must allocate a portion of after-tax profits to the statutory reserve fund and the staff welfare and bonus funds reserve prior to the retention of profits or the distribution of profits to foreign invested companies. Therefore, if for any reason, the dividends from Jinzheng and Jinda cannot be repatriated to us or not in time, our cash flow may be adversely impacted or we may become insolvent.

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

On April 22, 2009, the State Administration of Taxation of China (the “SAT”) issued the Circular 82 Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of De Facto Management Bodies (“Circular 82”) further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Circular 82, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if  (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management are often resident in China. The SAT issued a Bulletin Concerning on the Administration Measures on Resident Enterprise Income Tax for Oversea Incorporated Enterprises Controlled by Chinese Enterprise or Enterprise Group on July 27, 2011 or Bulletin 45, which provides more guidance on the implementation of Circular 82. Bulletin 45 clarifies certain matters relating to resident status determination, post-determination administration, competent tax authorities, tax registration administration and tax reporting obligations. In addition, the SAT issued a Bulletin Concerning the Accreditation of Resident Enterprises Based on the Criteria of De Factor Management Bodies on January 29, 2014, or Bulletin 9, which further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with Circular 82 shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined to be a “resident enterprise,” any dividend, profit and other equity investment gain derives from other resident enterprises in China after January 1, 2008 shall be taxed in accordance with the EIT law and its implementing rules. A resident enterprise would have to pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders, however, as stipulated in the Arrangement between Mainland China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Tax Evasion on Income, if a PRC resident enterprise pays dividends to its Hong Kong shareholder which directly owns more than 25% of its equity interest, the withholding tax rate may be reduced to 5%, subject to certain requirements.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the British Virgin Islands, we conduct all of our operations in China, and all of our assets are located in China. In addition, all our senior executive officers reside within China and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the British Virgin Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, a foreign securities regulatory authority is not allowed to conduct an official investigation and/or collect evidence directly within the territory of the PRC, and that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. Accordingly, in circumstances relating to a direct investigation or collection of evidence conducted by foreign authorities within the territory of the PRC, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent from Chinese authorities.

Although we do not import goods into or export goods out of China, fluctuation of the RMB may indirectly affect our financial condition by affecting the volume of cross-border money flow.

Although we use the United States dollar for financial reporting purposes, all of the transactions effected by our Chinese subsidiaries are denominated in China’s currency, the RMB. The value of the RMB fluctuates and is subject to changes in China’s political and economic conditions. We do not currently engage in hedging activities to protect against foreign currency risks. Even if we choose to engage in such hedging activities, we may not be able to do so effectively. Future movements in the exchange rate of the RMB could adversely affect our financial condition as we may suffer financial losses when transferring money raised outside of China into the country or paying vendors for services performed outside of China.

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

We are subject to Chinese rules and regulations on currency conversion. In China, SAFE regulates the conversion of the RMB into foreign currencies. As foreign invested enterprise in China, such as our WOFE – Jinzheng and Jinda, are allowed to open foreign currency accounts including the “current account” and the “capital account”. Currently, conversion within the scope of the “current account” and general “capital account” can be effected without requiring the approval of SAFE. However, conversion of currency in some restricted “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE.

In particular, if Jinzheng or Jinda borrows foreign currency through loans from Newater Technology or other foreign lenders, these loans must be registered with SAFE or its local counterparts. If they are financed by means of additional capital contributions, we will be subject to reporting obligations as stipulated by relevant Chinese laws and regulations, and such changes in registered capital also shall be registered with local authorities, additional approval may be needed, as the case may be. These restrictions could limit our use of funds raised in our initial public offering which could have an adverse effect on our business.

Governmental control of currency conversion may affect the value of your investment.

The Chinese government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China, which may take as long as six months in the ordinary course. We receive the majority of our revenues in Renminbi. Under our current corporate structure, our income is derived from payments from our Chinese subsidiaries. Shortages in the availability of foreign currency may restrict the ability of Jinzheng and Jinda to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. See “Our Business – Regulations on Foreign Currency Exchange and Dividend Distribution.”

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

Jinzheng received the following subsidies in 2018:

●	RMB 3,300,000 as Jinzheng successfully applied for the subsidy of research and development (“RMB 3.3M Subsidy”).

●	RMB 200,000 as Jinzheng’s research and development plan was chosen as one of the annual key plans of Shandong Province. (“RMB 200K Subsidy”)

●	RMB 600,000 as Jinzheng successfully applied for the subsidy from local government of being listed in Nasdaq Security Market. (“RMB 600K Subsidy”)

Jinzheng received the following subsidies in 2019:

●	RMB 1,502,500 as Jinzheng successfully applied for the subsidy for its DTRO fully-automatic production line technical innovation project;

●	RMB 3,217,500 as Jinzheng successfully applied for the subsidy of research and development;

●	RMB 108,000 subsidy for Jinzheng’s financial innovation and development;

●	RMB 900,000 subsidy for Jinzheng’s manufacture and industrialization of its strong-acid resistant nanofiltration membrane;

●	RMB 136,200 as Jinzheng successfully applied for the subsidy of research and development of Yantai City;

●	RMB 454,000 as Jinzheng successfully applied for the subsidy of research and development of Shandong Province;

●	RMB 300,000 as Jinzheng successfully applied for the subsidy for its landscaping project;

●	RMB 4,000 as Jinzheng successfully applied for the subsidy for its investigation on marine economy industry;

●	RMB 33,744 as Jinzheng successfully applied for the subsidy of employment stabilization;

●	RMB 479,400 as Jinzheng successfully applied for the subsidy of research and development.

For the years ended December 31, 2019, 2018 and 2017, the Company recognized government grants of approximately $946,000 (RMB 6,535,344), $628,000 (RMB 4,100,000) and $514,000 (RMB 3,469,975) in the consolidated statements of income and comprehensive income, respectively.

In addition, Jinzheng obtained the Hi-Tech Enterprise certificate and is entitled to a preferential income tax rate of 15% for 2019, 2018 and 2017. The 15% tax rate is less than the standard 25% income tax rate in China. The local Chinese government authorities may reduce or eliminate these incentives through new legislation at any time in the future. In the event Jinzheng is no longer exempt from lowered income taxation, its applicable tax rate would increase from 15% to up to 25%, the standard business income tax rate in China. In addition, the termination of one-time subsidies for water treatment equipment business development could increase the burden of manufacturing and selling water treatment equipment in the future. The reduction or discontinuation of any of these economic incentives could negatively affect our business and operations.

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

Moreover, on February 13, 2015, the SAFE issued the Circular on Further Simplifying and Improving Polices for Foreign Exchange Administration on Direct Investment, which became effective on June 1, 2015, or the Circular 13. Pursuant to which, the SAFE assigned its foreign exchange registration for both domestic and overseas direct investment business to licensed Chinese banks, Chinese residents who are required to go through foreign exchange registrations under Circular 37 can register with qualified banks rather than the SAFE and its local counterparts.

Chinese residents who control our Company are required to register with qualified banks in connection with their investments in us. We have requested our shareholders who are Chinese residents to make the necessary applications, filings and amendments as required under Circular 37, Circular 13 and other related rules. We attempt to comply and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are Chinese residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 37, Circular 13 or other related rules. The failure or inability of our Chinese resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from our initial public offering) our Chinese subsidiaries, limiting their ability to pay dividends or otherwise distributing profits to us.

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our Chinese resident stockholders may subject such stockholders to fines or other liabilities.

Other than Circular 37, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Administrative Measures for Individual Foreign Exchange and its implementation rules, which promulgated by the People’s Bank of China and the SAFE in December 2006 and January 2007, respectively (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any Chinese individual seeking to make a direct investment overseas or providing loans overseas or engage in the trading of commodity futures or financial derivatives overseas must make the appropriate registrations in accordance with SAFE provisions. Chinese individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

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

Because our Chinese subsidiaries are based in China, our shareholders may have greater difficulty in obtaining information about them on a timely basis than would shareholders of a U.S.-based company. Its operations will continue to be conducted in China and shareholders may have difficulty in obtaining information about them from sources other than the company itself. Information available from newspapers, trade journals, or local, regional or national regulatory agencies such as issuance of construction permits and contract awards for development projects will not be readily available to shareholders and, where available, will likely be available only in Chinese. Shareholders will be dependent upon management for reports of their progress, development, activities and expenditure of proceeds.

Chinese economic growth slowdown may cause negative effect to our business.

Since 2010, the annual growth rate of the Chinese economy has declined, from approximately 11% gross domestic product in 2010 to 6.1% in 2019. This situation has impacted many types of service industries, such as restaurant and tourism, and some manufacturing industries. Our business operations in China rely primarily on the waste (garbage), chemical and energy industries that are less influenced by economic growth slowdown than service industries. However, if China’s economic growth continues to slow down, then our business could be adversely affected if slow expansion or shrinkage of the industries we serve occurs.

Risks Associated with Ownership of Our Common Shares

The market price for our common shares may be volatile, which could result in substantial losses to investors.

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the NASDAQ on July 28, 2017, the trading price of our common shares has ranged from $1.32 to $29.38 per common share, and the last reported trading price on June 4, 2020 was $2.49 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Our board of directors is divided into three classes of directors. Class A directors hold office for a term expiring at the 2020 annual meeting of shareholders, Class B directors hold office for a term expiring at the 2021 annual meeting of shareholders and Class C directors hold office for a term expiring as the 2022 annual meeting of shareholders. Directors of each class are chosen for three-year terms upon the expiration of their current terms. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.  See “Management – Board of Directors and Board Committees.”

Our officers and/or directors will control a sizeable amount of our common shares, decreasing your influence on shareholder decisions.

Our officers and/or directors will, in the aggregate, beneficially own approximately 44.4% of our outstanding shares.  As a result, our employees, officers and directors possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchased shares in our initial public offering. See “Principal Stockholders.”

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

 Our Corporate Structure

Structural Overview

We are a holding company incorporated in the British Virgin Islands that owns all of the outstanding capital stock of Newater HK, our wholly owned Hong Kong subsidiary, Newater HK., in turn, owns all of the outstanding capital stock of our operating subsidiaries Jinzheng and Jinda that are based in Yantai, China and Hainan, China, respectively. On January 25, 2016, and February 5, 2016, respectively, Newater HK entered into an equity transfer agreement and supplementary equity transfer agreement with the shareholders of Jinzheng at the time, Yuebiao Li, Zhuo Zhang, and Yue Zhang, to acquire 100% of the equity interests in Jinzheng.

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

Yantai Jinzheng Eco-Technology Co., Ltd Xi’an Branch – We formed Jinzheng-Xi’an on March 27, 2019 in Xi’an, Shaanxi Province, its business scope includes the design, development, sale and installation of DTRO membranes, related equipment and wastewater treatment systems.

Newater Technology America, Inc. (“Newater America”) – We formed Newater America, our wholly owned U.S. subsidiary on April 24, 2019. Its business scope includes design, sale, installation of DTRO membranes, related equipment and wastewater treatment systems focusing on the North America market.

Jinda Eco-Technology (Hainan) Co., Ltd (“Jinda”) – We formed Jinda, a wholly owned subsidiary of Newater HK on April 30, 2019. Its business scope includes the sale and maintenance of water treatment equipment, consulting services for water treatment technology.

Shaanxi Jinyu Zhengde Environmental Engineering Co., Ltd (“Jinyu”) – We formed Jinyu, a wholly owned subsidiary of Jinzheng on June 14, 2019. Its business scope includes wastewater treatment, sales, installation and maintenance of eco-friendly equipment and related accessories and cooling equipment.

Yantai Nuclear-Power R&D Center & Water Treatment Research Institute Co., Ltd (“Yantai Nuclear-Power”) – We acquired 70% of the equity interests in Yantai Nuclear-Power from its former shareholders, as of the completion of the equity transfer on July 5, 2019, Jinzheng became a majority shareholder owning 70% of the equity interests in Yantai Nuclear-Power. Its business scope includes the manufacture and sale of eco-friendly equipment, the design, instalationl and sale of water treatment engineering projects.

Yantai Jincai Eco-Technology Co., Ltd (“Jincai”) – We formed Jincai, a 40% owned subsidiary on September 26, 2019. Its business scope includes the design, manufacture, sale, installation of reverse osmosis pure water equipment and wastewater treatment equipment and processing, the installation and sale of stainless-steel equipment, eco-friendly equipment and water supply equipment, and refuse cleanup.

Yantai Hengqingyuan Eco-Technology Co., Ltd (“Hengqingyuan”) – We formed Hengqingyuan, a 20% owned subsidiary on July 16, 2019. Its business scope includes the installation of electromechanical equipment, environmental technology development, technical consulting, the sale, maintenance, installation and leasing of purifying equipment, water supply and drainage equipment and general mechanical equipment.

Corporate Organizational Chart

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

For our business expansion into other provinces in China, we formed our Jinzheng-Xi’an on March 27, 2019, which mainly engages in design, sale, and installation of DTRO membranes, related equipment and systems for wastewater treatment.

To expand our reach into the international market, we established our wholly owned U.S. subsidiary on April 24, 2019. Its main business scope includes design, sale, and installation of DTRO membranes, related equipment and systems for wastewater treatment focusing on the North America market.

To further expand our business into southern China, Newater HK recently incorporated a wholly owned subsidiary on April 30, 2019, Jinda, which is based in Hainan, China and is mainly engaged in the sale and maintenance of water treatment equipment, and consulting services for water treatment technology.

On May 25, 2019, Jinzheng entered into separate equity transfer agreements with Yantai Taihai Group Co., Ltd and Beijing Grant Membrane Separation Equipment Co., Ltd, to acquire 10% and 60% of each party’s equity interest in Yantai Nuclear-Power, respectively. The equity transfer was completed and registered with the local authority on July 5, 2019 and Jinzheng became the majority shareholder owning 70% of the equity interest in Yantai Nuclear-Power. The main business scope of Yantai Nuclear-Power includes the manufacture and sale of eco-friendly equipment, the design, installation and sale of water treatment engineering projects.

On June 14, 2019, Jinzheng established a wholly owned subsidiary, Jinyu, in Shaanxi province, its main business scope includes wastewater treatment, sales, installation and maintenance of eco-friendly equipment and related accessories and cooling equipment.

On July 16, 2019, Jinzheng formed Hengqingyuan with Yantai Guotai Investment Co., Ltd. Jinzheng holds a 20% equity interest in Hengqingyuan, and its business scope includes the installation of electromechanical equipment, environmental technology development, technical consulting, the sale, maintenance, installation and leasing of purifying equipment, water supply and drainage equipment and general mechanical equipment.

On September 26, 2019, Jinzheng formed Jincai as a wholly owned subsidiary. In December 2019, Jincai increased its registered capital and Yantai Caijin Investment Holding Co., Ltd, obtained a 60% equity interest in Jincai with Jinzheng owning the remaining 40% equity interest. The main business scope of Jincai includes the design, manufacture, sale, installation of reverse osmosis pure water equipment and wastewater treatment equipment and processing, the installation and sale of stainless-steel equipment, eco-friendly equipment and water supply equipment, and refuse cleanup.

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

Jinzheng was founded in 2012 by our Chief Executive Officer, Yuebiao Li, and our Chief Financial Officer, Zhuo Zhang. Mr. Li has approximately 11 years of experience in the water treatment industry. Ms. Zhang has 16 years of experience in financial related jobs. We are located in Yantai City, Shandong Province, China and which we employ 170 people on a full-time basis as of December 31, 2019. We have 13 employees in management and administration, 24 employees in sales and marketing, 37 employees in research and development, 70 employees in manufacturing and assembling, 12 employees in purchasing and quality control and 14 employees in finance and human resource.

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

We have received several industry awards, including:

●	recognized as a High-Tech Enterprise in 2015 by Department of Science and Technology of Shandong Province;

●	ISO9000 Authentication (certification based upon quality and consistency);

●	ISO14001 Authentication (certification based upon environmental performance);

●	GB/T28001 Authentication (management system certification);

●	awarded as an outstanding member of the Inner Mongolia Environmental Protection Industry in 2015;

●	recognized as a member of the Innovation Consortium of the Water Saving Contract Industry in 2017;

●	recognized as a Technology Enterprise in 2017 for three years by Department of Science and Technology of Yantai City;

●	recognized as a member of ESCO Committee of China Energy Conservation Association in 2017;

●	Recognized as a one of the forth batch of Provincial Industrial Design Center of Shandong Province;

●	Jinzheng’s DTRO membrane engineering lab was recognized as the Engineering Lab of Shandong Province in 2018;

●	Recognized as one of the seventh batch of the “Specialized & New” small & medium-sized enterprise (“SMEs”);

●	Recognized as one of the twenty-fifth batch of Provincial Enterprise Technology Center of Shandong Province;

●	Jinzheng’s special membrane and membrane separation engineering technology research center was recognized as one of the Engineering Technology Research Center of Yantai City in 2018;

●	Recognized as a High and New Technology Enterprise in 2018, valid for three years;

●	Construction Enterprise Qualification (Level-3) with a certification NO. DW337097095, certified as a contractor engaging in electromechanical installation project and environmental engineering project;

●	GB/T19001-2016 ISO9001:2015 Authentication (certification covering the research & development, production and service on sewage treatment equipment)

●	Holder of Certificate of Conformity, which was issued and certified by the Eurocert on July 25, 2019 in regard to Jinzheng’s wastewater treatment equipment that fulfill the basic health and safety prerequisites of Machinery Directive 2006/42/EC, this certificate is valid until July 24, 2024; and

●	Holder of Certificate of Supervision of Final Assessment and Pressure Equipment Checks at Random Intervals According to European Directive 2014/68/EU (Module A2), which was issued by the Eurocert on July 24, 2019 and Jinzheng is entitled to mark the pressure equipment manufactured within the range of this certificate, the certificate is valid until July 23, 2020.

●	Awarded as an Advanced Taxpayer in 2019;

●	Awarded as an Advanced Unit for Key Construction Project in 2019;

●	Awarded as an Advanced Unit for High-quality Development in 2019;

●	Won the silver award of Yantai Mayor Cup Industrial Design Competition for Jinzheng’s air energy desalination machine;

●	Awarded as the Product Start of the 3rd Starlight Award of China Water Industry for Jinzheng’s DTRO special membrane integrated processing equipment;

●	Jinzheng’s Vice-CTO Mr. Jinyu Fu was awarded as the Leading Figure of the 2nd Starlight Award of China Water Industry;

●	Recognized as one of the Leading Enterprises of High-end Equipment Manufacturing Industry in Shandong Province;

●	Jinzheng’s 100m³/d volume landfill leachate two-stage system was recognized as one of the First Technical Equipment in Shandong Province;

●	Jinzheng’s DTRO landfill leachate treatment system and acid wastewater treatment system were recognized as two of the First Purchase of Innovative Products in Shandong Province; and

●	Recognized as one of the tenth batch of the “Specialized & New” SMEs in Shandong Province.

In addition, we were invited to:

●	the Jiangsu Environmental Protection Department exhibition in Nanjing;

●	the West Lake International Desalination and Water Reuse Academic Summit, in which Mr. Li was a presenter.

●	a workshop on zero-discharge of wastewater organized by the Institute of Thermal Power Plants; and

●	to represent Chinese enterprises in the Ninth Environmental Chapter Meeting of the Southeast Asian Economic Exchange and Advancement Organization;

●	Participated in the edition of two recommended national standards on the Zeta testing and Chlorine resistance testing of NF Membrane;

●	Participated in the edition of a recommended national standard on the measurement of pore diameter of porous membrane, in which the deputy chief engineering of Jinzheng, Mr. Houzhang Ji, was a presenter;

●	Participated in the edition of a recommended national standard on the testing method of the leakage of RO & NF equipment; and

●	Participated in the edition of a recommended national standard on the evaluating method of the term of usage of hollow fiber membrane, in which Mr. Li was a presenter.

We believe our several industry awards, certificates and active participation at conferences and other events within our field, reflect widespread recognition of our stature in our industry and the perceived quality of our products and services.

Industry and Market Background

China’s Membrane Filtration Market and Opportunity

The Chinese market for water treatment membranes is currently growing due to a number of key macroeconomic factors shape the water filtration membrane industry, including population growth, an increasing water-supply demand, urbanization, industrialization, and consumers’ health and environmental awareness. We believe, however, that the market is influenced most by China’s initiatives towards clean water.

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

Additionally, as is the case in other industrial manufacturing sectors, water is a critical ingredient in pharmaceutical and chemical manufacturing operations; consistent and high-quality supplies are needed for a range of purposes including production, cleaning, material processing, and cooling. As disruptions in raw water supply represent a significant concern, more pharmaceutical companies are turning to water efficiency initiatives to help mitigate water scarcity-related risks. In fact, a variety of pharmaceutical companies in China are proceeding to upgrade their technology with membrane filtration products to enhance efficiency and achieve better environmental compliance. We expect this market will continue to grow as China is currently the second largest pharmaceutical market in the world reaching 137 billion at the end of 2018.

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

Global Market

Globally, sales for membranes and membrane modules reached $4.4 billion in 1999 and is expected to reach a value of $17 billion by 2023.

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

Strong Gross Margins. We believe that our gross margin, approximately 42% in 2019, allow us to compete effectively in a rapidly changing and increasingly complex Chinese market. We believe we can continue to maintain high gross margins while the demand for our membrane filtration products remains high and the technological barriers to enter the market remain in place. Technological barriers include experience, technological know-how and research and development.

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

The following examples illustrate some of our installation projects utilizing our membrane filtration technology:

(1)	Treatment of 2,400 cubic meters tons of wastewater per day for reuse in a titanium dioxide plant in Yantai City, Shandong Province.

(2)	Treatment of leachate (1,000 tons per day) at a garbage landfill site in Shaanxi Province, China. In processing landfill leachate, DTRO technology, compared with traditional technologies, has the advantages of higher operation stability, consistent high water recovery rate, more fouling-resistant, and a longer lifespan.

(3)	Zero Liquid Discharge (ZLD) project at a power plant located in Shandong, China. Due to the severe air pollution problems in China, the Chinese government has imposed stringent regulations on power plant air and liquid emission. DTRO filtration was used as the essential component in the wastewater treatment system to filter wastewater and ultimately achieve ZLD.

(4)	DTRO system in containers for wastewater from industrial park located in Shaanxi Province, China with 1,100 tons per day capacity. The Company innovatively designed DTRO systems in weather-proof containers for efficiency in shipping and on-site installation.

Our Services

In 2017 we began acting as a solution provider and purify wastewater for customers, such as landfill leachate treatment and purification service. For example, we provided landfill leachate filtration service to various landfill sites located across China. All the equipment used to treat the leachate is built, owned and operated by us and service revenue was calculated based on the volume of wastewater inflow. The services will continue to be provided in 2020.

Sales and Marketing

We are increasing our marketing efforts. We have established marketing networks in many cities throughout China. We have established customer contacts in the cities of Yantai, Beijing, Harbin and Shanghai, and we are in the process of expanding markets in Shandong Province, Jiangsu Province and Inner Mongolia Autonomous Region. Customer contacts can take sales orders, visit existing clients or prospective clients, troubleshoot issues for clients and/or offer solutions and engage technical support from the company to resolve the client’s challenges. We currently have business cooperation partners in Northeast China and Beijing. We plan to develop more business cooperation partners in Anhui Province and Inner Mongolia Autonomous Region in 2030.

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

As of December 31, 2019, our research and development team had a total of 37 researchers and analysts focusing on mechanical design and advancements in membrane technology, including water-resistant membrane, high-pressure membranes, antipollution membranes and enhanced acid separator membranes and desalination membranes. Quality control is an important aspect of the team’s work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value.

For the years ended December 31, 2019, 2018 and 2017, we spent 1,826,346, $2,654,513 and $1,355,648, respectively, on research and development. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

Sources of Raw Materials

We purchase raw materials on the market at prevailing market prices. We purchase from a variety of suppliers and believe these raw materials are widely available. We purchase our membrane columns, pumps and other components of water treatment equipment from Dalian Huarui Heavy Industry Group Limited by Share Ltd., which accounted for 3% of our total raw materials purchases for the year ended December 31, 2019. We believe our relationships with the suppliers of our raw materials are strong. We do not expect the prices of such raw materials to vary greatly from their current prices, as there has traditionally been little price volatility for such materials. If we were unable to purchase from our primary suppliers, including Dalian Huarui Heavy Industry Group Limited by Share Ltd., we do not expect we would face difficulties in locating other suppliers at substantially the same prices, but may experience delays, which may be substantial, in transitioning to the new supplier.

Intellectual Property Rights

We rely on our technology patents to protect our domestic business interests and ensure our position as a water filtration DTRO membrane pioneer in our industry. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate patented technology. Patented technology is critical to the continued success of our products. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. Patents in China are principally protected under the Patent Law of China. The duration of a patent right is either 10 years (utility model or design) or 20 years (invention) from the date of application, depending on the type of patent right. We currently hold 58 patents in China:

Proprietary Name	Patent No	Patent Type	Application Date	Approval Date	Expiration Date	Authority

Reverse Osmosis concentrated water recycling equipment with additional booster pump	ZL 2014 2 0430050.9	Utility Mode	8/1/2014	12/10/2014	8/1/2024	China State Intellectual Property Office

Oilfield drilling water bottom mud wastewater treatment equipment	ZL 2014 2 0821047.X	Utility Model	12/23/2014	5/20/2015	12/23/2024	China State Intellectual Property Office

Unpowered back wash filter equipment	ZL 2014 2 0821941.7	Utility Model	12/23/2014	5/27/2015	12/23/2024	China State Intellectual Property Office

Disk type membrane column recycled water recovery equipment	ZL 2014 2 0838892.8	Utility Model	12/26/2014	5/20/2015	12/26/2024	China State Intellectual Property Office

Rounded membrane filter equipment	ZL 2014 2 0839414.9	Utility Model	12/26/2014	5/27/2015	12/26/2024	China State Intellectual Property Office

Electrochemical, catalytic oxidation combined device for treatment of high concentration organic wastewater	ZL 2014 2 0859863.X	Utility Model	12/31/2014	5/27/2015	12/31/2024	China State Intellectual Property Office

Automatic identification of positive and reverse function of secondary water supply equipment control system	ZL 2014 2 0860988.4	Utility Model	12/31/2014	7/8/2015	12/31/2024	China State Intellectual Property Office

Water supply equipment control system of automatic switch between double power source	ZL 2014 2 0861010.X	Utility Model	12/31/2014	5/6/2015	12/31/2024	China State Intellectual Property Office

Proprietary Name	Patent No	Patent Type	Application Date	Approval Date	Expiration Date	Authority

Disc tube two-stage system reserve osmosis membrane	ZL 2016 2 0180627.4	Utility Model	3/10/2016	7/27/2016	3/10/2026	China State Intellectual Property Office

New type of disc tube reserve osmosis membrane column for sterilization	ZL 2016 2 0657397.6	Utility Model	6/29/2016	12/14/2016	6/29/2026	China State Intellectual Property Office

Disc tube reserve osmosis system with constant recovery rate	ZL 2017 2 0863934.7	Utility Model	7/17/2017	2/2/2018	7/17/2027	China State Intellectual Property Office

New type of diversion plate used in disc tube membrane column	ZL 2017 2 0863935.1	Utility Model	7/17/2017	2/2/2018	7/17/2027	China State Intellectual Property Office

Zero discharge treatment recycling device for dyeing wastewater	ZL 2017 2 0863942.1	Utility Model	7/17/2017	1/19/2018	7/17/2027	China State Intellectual Property Office

Pre-processing treatment equipment for desulfurization waste water of power plant	ZL 2017 2 0863945.5	Utility Model	7/17/2017	2/23/2018	7/17/2027	China State Intellectual Property Office

Multistage disc tube reserve osmosis system	ZL 2017 2 0864450.4	Utility Model	7/17/2017	1/19/2018	7/17/2027	China State Intellectual Property Office

Pre-processing equipment for the modularity of disc tube reserve osmosis system	ZL 2017 2 0864516.X	Utility Model	7/17/2017	1/23/2018	7/17/2027	China State Intellectual Property Office

Disc tube reserve osmosis system with low energy consumption and high recovery rate	ZL 2017 2 0864953.1	Utility Model	7/17/2017	3/9/2018	7/17/2027	China State Intellectual Property Office

Mobile high-salt organic waste water recycling equipment	ZL 2017 2 0864955.0	Utility Model	7/17/2017	1/23/2018	7/17/2027	China State Intellectual Property Office

Packing box	ZL 2017 3 0429766.6	Design	9/12/2017	1/23/2018	9/12/2027	China State Intellectual Property Office

A DTNF treatment system for heavy metal wastewater	ZL 2018 2 0884994.1	Utility Model	6/8/2018	2/5/2019	6/7/2028	China State Intellectual Property Office

A deflector plate of DTRO membrane for water treatment	ZL 2018 2 0855004.1	Utility Model	6/4/2018	4/2/2019	6/3/2028	China State Intellectual Property Office

A deflector plate for DTRO component	ZL 2018 2 0852364.6	Utility Model	6/4/2018	4/2/2019	6/3/2028	China State Intellectual Property Office

A DTRO treatment system for hypersaline water	201820852787.8	Utility Model	6/4/2018	4/9/2019	6/3/2028	China State Intellectual Property Office

Proprietary Name	Patent No	Patent Type	Application Date	Approval Date	Expiration Date	Authority

A new type of deflector for DTRO membrane column	2018220835233	Utility Model	12/12/2018	11/5/2019	12/11/2028	China State Intellectual Property Office

A deflector for DTRO reverse osmosis components	2018220644202	Utility Model	12/10/2018	12/31/2019	12/09/2028	China State Intellectual Property Office

Landfill leachate treatment membrane column	2018220656873	Utility Model	12/10/2018	12/31/2019	12/09/2028	China State Intellectual Property Office

A system for landfill leachate treatment	201821977615X	Utility Model	11/28/2018	11/05/2019	11/27/2028	China State Intellectual Property Office

An integrated processing equipment for landfill leachate	2018216499422	Utility Model	10/11/2018	07/12/2019	10/10/2028	China State Intellectual Property Office

A pretreatment device for high-calcium & desulfurization wastewater	2018216499441	Utility Model	10/11/2018	07/12/2019	10/10/2028	China State Intellectual Property Office

A device for clamping membrane robs to conduct multi-axial motion	2018213571264	Utility Model	08/22/2018	05/17/2019	08/21/2028	China State Intellectual Property Office

A jacking transplanting platform for wastewater treatment equipment production shop	2018213571279	Utility Model	08/22/2018	05/17/2019	08/21/2028	China State Intellectual Property Office

A recycling system for metallurgical salt waste acid	2018213571283	Utility Model	08/22/2018	08/13/2019	08/21/2028	China State Intellectual Property Office

A mechanism for conveying DTRO membrane column to automatically plugging rubber plug	2018213579270	Utility Model	08/22/2018	05/17/2019	08/21/2028	China State Intellectual Property Office

An automatic tighten and anti-rotation mechanism for upper and lower nuts on a membrane rob	2018213579285	Utility Model	08/22/2018	06/11/2019	08/21/2028	China State Intellectual Property Office

A back-plate hoist for chain tie rob tooling board	201821357929X	Utility Model	08/22/2018	05/17/2019	08/21/2028	China State Intellectual Property Office

An automatic unpacking and flipping equipment	2018213587722	Utility Model	08/22/2018	05/17/2019	08/21/2028	China State Intellectual Property Office

A transmission device for automatically picking and sorting deflector	2018213587737	Utility Model	08/22/2018	05/17/2019	08/21/2028	China State Intellectual Property Office

Proprietary Name	Patent No	Patent Type	Application Date	Approval Date	Expiration Date	Authority

A multi-dimensional destacking and loading equipment for water treatment workpiece production shop	2018213587741	Utility Model	08/22/2018	06/11/2019	08/21/2028	China State Intellectual Property Office

A machinery for adjusting and positioning the rob of the water treatment membrane column up and down	2018213587756	Utility Model	08/22/2018	06/11/2019	08/21/2028	China State Intellectual Property Office

A multi-cylinder plunger pump with manual rocker	2019204788638	Utility Model	4/10/2019	1/14/2020	4/9/2029	China State Intellectual Property Office

An integrated device for steel pickling wastewater treatment	2019203680876	Utility Model	3/22/2019	2/21/2020	3/21/2029	China State Intellectual Property Office

A new type of DTRO high pressure resistant membrane column	2019206654159	Utility Model	5/10/2019	1/19/2020	5/9/2029	China State Intellectual Property Office

A DTRO high pressure resistant membrane column and its water inlet flange	201920665188X	Utility Model	5/10/2019	1/6/2020	5/9/2029	China State Intellectual Property Office

A device for installing and disassembling the DTRO reverse osmosis membrane module and bracket	2019206654553	Utility Model	5/10/2019	1/15/2020	5/9/2029	China State Intellectual Property Office

A system for simultaneous processing cutting fluid waste and high calcium and magnesium waste	2019207282219	Utility Model	5/21/2019	1/19/2020	5/20/2029	China State Intellectual Property Office

flange	2019305326896	Design	9/27/2019	2/3/2020	9/26/2029	China State Intellectual Property Office

flange	2019305325376	Design	9/27/2019	2/3/2020	9/26/2029	China State Intellectual Property Office

A modular structure for DTRO reverse osmosis water treatment equipment	2019206651979	Utility Model	5/10/2019	1/15/2020	5/9/2029	China State Intellectual Property Office

Proprietary Name	Patent No	Patent Type	Application Date	Approval Date	Expiration Date	Authority

A treatment method and system for high concentration brine	2019113054892	Invention	18/12/2019	4/14/2020	17/12/2039	China State Intellectual Property Office

A DTRO component for outdoor single use	2019208419026	Utility Model	6/5/2019	4/14/2020	6/4/2029	China State Intellectual Property Office

A treatment device for hypersaline & hyper COD waste water	2019208590378	Utility Model	6/10/2019	4/14/2020	6/9/2029	China State Intellectual Property Office

DTRO membrane column	2019306129081	Design	11/7/2019	4/14/2020	11/6/2029	China State Intellectual Property Office

DTRO membrane column	2019306129109	Design	11/7/2019	4/14/2020	11/6/2029	China State Intellectual Property Office

A floating water intake device for water treatment industry	ZL 2019 2 0928416.8	Utility Model	20/6/2019	12/5/2020	19/6/2029	China State Intellectual Property Office

An assembly line for treating landfill leachate	ZL 2019 2 1128492.7	Utility Model	18/7/2019	12/5/2020	17/7/2029	China State Intellectual Property Office

A four-stage reverse osmosis system for treating municipal wastewater	ZL 2019 2 1128072.9	Utility Model	18/7/2019	12/5/2020	17/7/2029	China State Intellectual Property Office

A processing device for zero discharge of saturated brine	ZL 2019 2 1208295.6	Utility Model	30/7/2019	12/5/2020	29/7/2029	China State Intellectual Property Office

A membrane column flange of water treatment and purification equipment	ZL 2019 3 0532530.4	Utility Model	27//2019	12/5/2020	26/9/2029	China State Intellectual Property Office

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

Regulation Relating to the Establishment of Foreign-Invested Enterprises and Foreign Investment

The Company Law. The establishment, operation and management of corporate entities in China is governed by the Company Law of the PRC (2018 Revision), which was promulgated and became effective on October 26, 2018. The Company Law of the PRC applies to both domestic companies and foreign-invested companies established in the PRC.

Foreign Investment. The current laws that regulate foreign investment in China are the Foreign Investment Law of the PRC and the Regulation for Implementing the Foreign Investment Law of the PRC, which was promulgated by the National People’s Congress and the State Council on March 15, 2019 and December 26, 2019, respectively, and both came into effect on January 1, 2020, collectively the Foreign Investment Laws.

The Foreign Investment Laws replaced the trio of laws that were used to regulate foreign investment in China, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law to be specific, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the implementation of the Foreign Investment Laws will be offered a five-year transitional period, which, among other things, they may retain their corporate forms until January 1, 2025.

Pursuant to the Foreign Investment Law of the PRC, “foreign investors” means natural persons, enterprises, or other organizations of foreign countries; “foreign-invested enterprises” means any enterprise established under PRC laws that is wholly or partially invested by foreign investors; “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing foreign-invested enterprises in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or collectively with other investors; and (iv) making investment through other means regulated by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law of the PRC stipulates that China implements the management system of pre-establishment national treatment plus a negative list. The system of pre-establishment national treatment requires treatment given to foreign investors and their investments during the market access stage shall not be inferior to treatment afforded to PRC domestic investors and their investments except where a foreign investment falls in to the negative list. Foreign investors are forbidden from investing in prohibited industries on the negative list and must comply with the specific requirements when investing in non-prohibited industries on the list.

In addition, the Foreign Investment Laws also provide several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that (i) local governments shall abide by their policy commitments to the foreign investors and perform all their contracts legally entered into with the foreign investors, alternations to those policy commitments and contracts shall be proceed by statuary procedures, and compensation shall be made to foreign investors if any losses occurred; (ii) the government generally does not expropriate foreign investments, except under special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner; (iii) mandatory technology transfer by any administrative measures are prohibited; and (iv) the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon liquidation within the PRC, may be freely remitted in RMB or a foreign currency in accordance with relevant laws and regulations.

Furthermore, foreign investments in China are subject to investment information reporting obligations under the Foreign Investment Laws, which further stipulated in the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Reporting Measures, that jointly promulgated by the MOFCOM and the State Administration for Market Regulation on December 30, 2019 and became effective on January 1, 2020 and that replaced the Interim Measures for the Recordation Administration of the Formation and Modification of Foreign-Funded Enterprises. Pursuant to the Foreign Investment Reporting Measures, foreign investors and foreign-invested enterprises are obligated to submit investment information reports in regard with their direct or indirect investment activities in China through the Enterprise Registration System and the National Enterprise Credit Information Publicity System, such reports include their preliminary report (report relating to their establishment), modification report, deregistration report and annual report, commencing from January 1, 2020.

Negative List. The MOFCOM and the National Development and Reform Commission jointly promulgated the Special Management Measures for the Access of Foreign Investment (Negative List) (2019) on June 30, 2019, or the Negative List, which became effective on July 30, 2019. Foreign investments in China are regulated by the Negative List.

Pursuant to the Negative List, foreign-invested enterprises are not allowed to engage in businesses which are prohibited by the Negative Lists, and businesses which conduct by foreign-invested enterprises that are non-prohibited in the Negative Lists are required to obtain prior special approvals. Newater is primarily engaged in the water treatment equipment manufacturing business, which does not fall within the Negative List.

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

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of China (2018 Revision), the Foreign Investment Law of the PRC and its implementation rule.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a foreign-invested enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

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

On February 13, 2015, the State Administration of Foreign Exchange issued the Circular on Further Simplifying and Improving Polices for Foreign Exchange Administration on Direct Investment, which became effective on June 1, 2015, or Circular 13, the SAFE assigned its foreign exchange registration for both domestic and oversea direct investment business to licensed Chinese banks, Chinese residents who are required to go through foreign exchange registrations under Circular 37 can register with qualified banks rather than the SAFE and its branches.

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

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their Chinese Subsidiaries

An offshore company may invest equity in a Chinese company, which will become the Chinese subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Foreign Investment Law of the PRC, the Regulation for Implementing the Foreign Investment Law of the PRC, the Measures for Reporting of Foreign Investment Information, the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors, and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, all as amended from time to time.

Under the aforesaid laws and regulations, the increase of the registered capital and total investment amount of a foreign-invested enterprise is subject to reporting obligations through designated online systems as stipulated under the Measures for Reporting of Foreign Investment Information, and shall register with local authorities if such changes fall within the Administrative Regulations of the Registration of Enterprises, additional approval may be required subject to relevant Chinese laws and regulations.

Shareholder loans made by offshore parent holding companies to their Chinese subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of Chinese laws and regulations, including the Chinese Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

We may make loans to our Chinese subsidiaries subject to the approval from SAFE or its local counterparts and the limitation on the amount of loans. Pursuant to the Interim Measures on Administration on Foreign Debts, the total amount of foreign loans received by a foreign-invested company shall not exceed the difference between the total investment amount and the amount of registered capital of such foreign-invested company.

In addition, on January 11, 2017, the People’s Bank of China, or the PBOC, issued the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing, or the PBOC Circular 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested companies and domestic-invested companies. Pursuant to the PBOC Circular 9, the foreign debt upper limit for both foreign-invested companies and domestic-invested companies is calculated as twice the net asset of such companies. As to net assets, the companies shall take the net assets value stated in their latest audited financial statement.

However, The PBOC Circular 9 does not supersede the Interim Measures on Administration on Foreign Debts. It provides a one-year transitional period from January 11, 2017, for foreign-invested companies, during which foreign-invested companies, such as WFOE, could adopt their calculation method of foreign debt upper limit based on either the Interim Measures on Administration on Foreign Debts or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, the PBOC and the SAFE shall reevaluate the calculation method for foreign-invested companies and determine what the applicable calculation method would be.

On March 11, 2020, the PBOC and the SAFE jointly promulgated the Circular on Adjusting the Macro-Prudent Adjustment Parameter for Full-Coverage Cross-Border Financing, or the PBOC Circular 64, which came into effect on the same day. Pursuant to the PBOC Circular 64, the macro-prudent adjustment parameter under the PBOC Circular 9 was adjusted from 1 to 1.25, which means the foreign debt upper limit for both foreign-invested companies and domestic-invested companies as stipulated in the PBOC Circular 9 was also adjusted from twice the net asset to 2.5 times the net asset of such companies, and other matters concerning full-coverage cross-border financing are still subject to the PBOC Circular 9. If we choose to make loans to our Chinese subsidiaries in the coming future based on the foreign debt upper limit as stipulated in both PBOC Circular 9 and PBOC Circular 64, the amount of such loans can be up to 2.5 times the net asset of such specific Chinese subsidiary.

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

Regulations Relating to Labor

Pursuant to the China Labor Law (2018 Revision), the China Labor Contract Law (2012 Revision) and its implementation rules, a written labor contract is required when an employment relationship is established between an employer and an employee. Other labor-related regulations and rules of China stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

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

Pursuant to the Social Insurance Law of the PRC (2018 Revision) and the Interim Regulation concerning the Collection and Payment of Social Insurance (2019 Revision), enterprises are required to register with local social insurance authorities, and generally such registration shall be conducted simultaneously as the incorporation of such enterprises. The collection of social insurance could either be collected by local tax authorities or local social insurance authorities, subject to the regulations and determinations of local governments. Employers are require to pay pension insurance, medical insurance, unemployment insurance, occupational injury insurance, maternity insurance, collectively the Social Insurance, for their employees, while employees are required to pay pension insurance, unemployment insurance, medical insurance themselves, both base on the basic salary and at a rate regulated by relevant laws and rules.

Pursuant to the Regulations on the Administration of Housing Fund (2019 Revision), Chinese companies must register with applicable housing fund management centers and help each of their employees to establish a special housing fund account in an entrusted bank. Both Chinese companies and their employees are required to contribute to the housing funds.

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

Through the adoption of the Environmental Impact Assessment Law of China (2018 Revision) and the Rule on Classification for Environmental Impact Assessment of Construction Projects (2017) and partially amended by the Ministry of Ecological Environment in April 2018, the Chinese government established a system to appraise the environmental impact of construction projects and classify the appraisal based on the degree of environmental impact caused by the construction project, a construction unit or an enterprise shall prepare an environmental impact report, an environmental impact statement, or an environmental impact form based upon the varying degrees of environmental impact of the construction projects, such environmental impact report or statement is required to be submitted to the competent environmental protection authority for approval while the environmental impact form only required to be filed with competent authorities.

C.	Organizational Structure.

 Structural Overview

We are a holding company incorporated in the British Virgin Islands that owns all of the outstanding capital stock of Newater HK, our wholly owned Hong Kong subsidiary, Newater HK, in turn, owns all of the outstanding capital stock of our operating subsidiaries Jinzheng and Jinda that are based in Yantai, China and Hainan, China, respectively. On January 25, 2016, and February 5, 2016, respectively, Newater HK entered into an equity transfer agreement and supplementary equity transfer agreement with the shareholders of Jinzheng at the time, Yuebiao Li, Zhuo Zhang, and Yue Zhang, to acquire 100% of the equity interests in Jinzheng.

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

Yantai Jinzheng Eco-Technology Co., Ltd Xi’an Branch – We formed our Jinzheng-Xi’an on March 27, 2019 in Xi’an City, Shaanxi Province. It mainly engages in design, sale, and installation of DTRO membranes, related equipment and systems for wastewater treatment.

Newater Technology America, Inc.  – We formed our wholly owned U.S. subsidiary incorporated in Delaware on April 24, 2019. It mainly engages in design, sale, and installation of DTRO membranes, related equipment and systems for wastewater treatment focusing on the North America market.

Jinda Eco-Technology (Hainan) Co., Ltd – We formed Jinda, a wholly owned subsidiary of Newater HK on April 30, 2019. Its business scope includes the sale and maintenance of water treatment equipment, consulting services for water treatment technology.

Shaanxi Jinyu Zhengde Environmental Engineering Co., Ltd – We formed Jinyu, a wholly owned subsidiary of Jinzheng on June 14, 2019. Its business scope includes wastewater treatment, sales, installation and maintenance of eco-friendly equipment and related accessories and cooling equipment.

Yantai Nuclear-Power R&D Center & Water Treatment Research Institute Co., Ltd – We acquired 70% of the equity interests in Yantai Nuclear-Power from its former shareholders, as of the completion of the equity transfer on July 5, 2019, Jinzheng became a majority shareholder owning 70% of the equity interests in Yantai Nuclear-Power. Its business scope includes the manufacture and sale of eco-friendly equipment, the design, installation and sale of water treatment engineering projects.

Yantai Jincai Eco-Technology Co., Ltd – We formed Jincai, a 40% owned subsidiary on September 26, 2019. Its business scope includes the design, manufacture, sale, installation of reverse osmosis pure water equipment and wastewater treatment equipment and processing, the installation and sale of stainless-steel equipment, eco-friendly equipment and water supply equipment, and refuse cleanup.

Yantai Hengqingyuan Eco-Technology Co., Ltd – We formed Hengqingyuan, a 20% owned subsidiary on July 16, 2019. Its business scope includes the installation of electromechanical equipment, environmental technology development, technical consulting, the sale, maintenance, installation and leasing of purifying equipment, water supply and drainage equipment and general mechanical equipment.

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

For our business expansion into other provinces in China, we formed Jinzheng-Xi’an on March 27, 2019, which mainly engages in design, sale, and installation of DTRO membranes, related equipment and systems for wastewater treatment.

To expand our reach into the international market, we established our wholly owned U.S. subsidiary on April 24, 2019. Its main business scope includes design, sale, and installation of DTRO membranes, related equipment and systems for wastewater treatment focusing the North America market.

To further expand our business into southern China, Newater HK recently incorporated a wholly owned subsidiary on April 30, 2019, Jinda, which is based in Hainan, China and is mainly engaged in the sale and maintenance of water treatment equipment, and consulting services for water treatment technology.

On May 25, 2019, Jinzheng entered into separate equity transfer agreements with Yantai Taihai Group Co., Ltd and Beijing Grant Membrane Separation Equipment Co., Ltd, to acquire 10% and 60% of each party’s equity interest in Yantai Nuclear-Power, respectively. The equity transfer was completed and registered with the local authority on July 5, 2019 and Jinzheng became the majority shareholder owning 70% of the equity interest in Yantai Nuclear-Power. The main business scope of Yantai Nuclear-Power includes the manufacture and sale of eco-friendly equipment, the design, installation and sale of water treatment engineering projects.

On June 14, 2019, Jinzheng established a wholly owned subsidiary, Jinyu, in Shaanxi province, its main business scope includes wastewater treatment, sales, installation and maintenance of eco-friendly equipment and related accessories and cooling equipment.

On July 16, 2019, Jinzheng formed Hengqingyuan with Yantai Guotai Investment Co., Ltd, of which Jinzheng held 20% of the equity interest in Hengqingyuan, its business scope includes the installation of electromechanical equipment, enviromental technology development, technical consulting, the sale, maintenance, installation and leasing of purifying equipment, water supply and drainage equipment and general mechanical equipment.

On September 26, 2019, Jinzheng formed Jincai as a wholly owned subsidiary. In December 2019, Jincai increased its registered capital and which was subscribed by Yantai Caijin Investment Holding Co., Ltd, the change of shareholder was registered with local government on January 15, 2020, since then Jinzheng owned 40% of the equity interest in Jincai. The main business scope of Jincai includes the design, manufacture, sale, installation of reverse osmosis pure water equipment and wastewater treatment equipment and processing, the installation and sale of stainless-steel equipment, eco-friendly equipment and water supply equipment, and refuse cleanup.

D.	Property, Plants and Equipment.

Our headquarters is located at No.1 Ruida Road, Laishan District Economic Development Area, Yantai, Shandong Province, People’s Republic of China. We currently have six Chinese domestic operating companies. Our facilities are used for manufacturing, sales and marketing, research and development and administrative functions. We own two manufacturing facilities, one office building and a reception office located at our headquarters in Laishan District Economic Development Area, Yantai. One production facility hosts the traditional manufacturing line for membrane modules, and the other facility is for manufacturing and assembling wastewater treatment equipment.

All the other facilities that we currently use are leased. We believe our facilities are adequate for our current needs and we do not believe we will encounter any difficulty in extending the terms of the leases by which we occupy our respective premises. A summary description of our facilities locations follows:

Office	Address	Ownership	Rental Term	Space
The company headquarters office & production shop	No. 1 of Ruida Road, Laishan District Economic Development Area, Yantai, Shandong Province	Owned	July 2008 – July 2058	349,198.58 sq. ft.

The company production shop & warehouse	No. 8, Lande Road, Shengquan Industrial Park, Laishan District Yantai, Shandong Province	Leased	April 2018 – April 2023	10,764 sq. ft.

The company Jinan City, Shandong Province liaison office	Golden Time Square, Building #G, Rooms 809-810, Lixia District, Jinan City, Shandong Province	Leased	July 2019 – June 2020	1,265 sq. ft.

The company Shijiazhuang City, Hebei Province liaison office	NO. 66 Yuhua W Rd, Building #F, Room 1522, Haiyue World, Shijiazhuang City, Hebei Province	Leased	January 2020 – December 2020	624 sq. ft.

The company Inner Mongolia Autonomous Region liaison office	Room 1610, Building #E, Greenland Tengfei Building, Saihan District, Hohhot City, Inner Mongolia Autonomous Region	leased	January 2020 – December 2020	376.74 sq. ft.

The company Xi’an City, Shaanxi Province branch office	No.220 Wenjing Rd, Building #2, Room 12002, Economic Development Area, Xi’an City	leased	December 2019 – November 2021	1,844.5 sq. ft.

The Company Hainan office	F1-1001, Building #A17, Hainan Ecological Software Park, Hainan Province	leased	February 2020 – February 2021	107.63 sq. ft

The Company Beijing office	1003, Commercial building 10, Dawangjing village, Cuigezhuang county, Chaoyang District, Beijing City.	Leased	October 2019 – October 2020	2,111.14 sq. ft

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

Overview

We specialize in the development, manufacture and sale of DTRO and DTNF membrane filtration equipment, systems and parts for wastewater treatment, recycling and discharge. We provide technical solutions in engineering support and installation, technical advice and services, and other project related solutions to turn wastewater into valuable clean water. Our expertise in DTRO and DTNF membranes enable us to develop an array of core materials and technologies that can be applied in many ways to solve complex wastewater treatment challenges and to meet our customers’ increasingly difficult needs for fluid filtration, separation and purification.

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

We operate our business in China through our subsidiaries, Jinzheng and Jinda.

The COVID-19 Pandemic

Since late 2019, the epidemic of the novel strain of coronavirus COVID-19 has spread across China and other countries, and has adversely affected businesses and economic activities in the first quarter of 2020 and beyond. The Company followed the restrictive measures implemented in China, by suspending onsite operation until late February 2020, when the Company started to gradually resume normal operation. Consequently, the COVID-19 pandemic may adversely affect the Company’s business operations, financial condition and operating results for 2020, including but not limited to material negative impact to the Company’s total revenues, slower collection of accounts receivables and significant impairment to the Company’s equity investments. Due to the high uncertainty of the evolving situation, the Company has limited visibility on the full impact brought upon by the COVID-19 pandemic and the related financial impact cannot be estimated at this time.

We are monitoring the global outbreak and spread of COVID-19 and taking steps in an effort to identify and mitigate the adverse impacts on, and risks to, our business (including but not limited to our employees, customers, and other business partners) posed by its spread and the governmental and community reactions thereto.

We continue to assess and update our business continuity plans in the context of this pandemic, including taking steps in an effort to help keep our workforces healthy and safe. The spread of COVID-19 has caused us to modify our business practices (including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences), and we expect to take further actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees, customers and other business partners. We are also working with our suppliers to understand the existing and future negative impacts, and to take actions in an effort to mitigate such impacts. Due to the speed with which the COVID-19 pandemic is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results.

Revenues

Our revenues are derived from product sales, such as sales of membrane filtration modules, equipment and systems, project sales (wastewater treatment system projects) and service sales (providing wastewater treatment service to landfill leachate and industrial parks). Revenue consists of the invoiced value for the sales, net of value-added tax (“VAT”), business tax, applicable local government levies, rebates, discounts and returns.

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

Competition. The market for our products, projects and services is generally competitive. We often compete with many other companies ranging from small regional firms to large international corporations. The degree of competition varies based on region, type of clients and other factors. The number of competitors can vary widely, depending upon technical qualifications, the relative value of the project, geographic location, financial terms, risks associated with the work, and any restrictions placed upon us by the client. Historically, clients have chosen a company by weighing quality, technology used and timeliness of the product/service delivery versus costs to determine which company offers the best value.

We believe that our principal competitors include the following companies, Pall Corporation, Beijing Tiandiren Environmental Protection Technology Co., Ltd, and Rochem Group.

Expansion. We believe that we should continue to expand our business to other regions of China to increase our market share. In 2017, our customers in Beijing, Shandong province and Shaanxi Province accounted for approximately 48%, 32% and 4% of the total sales, respectively. In 2018, approximately 90% of our revenues derived from three geographic markets, with approximately 43%, 33% and 14% of our revenues from customers located in the Shandong Province, Beijing City and Inner Mongolia Autonomous Region, respectively. In 2019, our customers in Beijing, Shandong province, Hainan province and Inner Mongolia Autonomous accounted for approximately 30%, 22%, 7% and 7% of the total sales, respectively. Presently, we intend to expand our business to customers located in Shandong Province, Jiangsu Province and Inner Mongolia Autonomous Region. If we fail to expand to other geographic regions, our revenue growth could slow down.

	2019	2018	2017
Beijing	30%	33%	48%
Shandong	22%	43%	32%
Liaoning	5%
Shaanxi			4%
Inner Mongolia	7%	14%
Hainan	7%
Jilin	6%
Zhejiang	5%

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

Coronavirus pandemic. The Coronavirus pandemic started at the ending of 2019. Up to the filling date, the Coronavirus pandemic in PRC appears to be under control and the Economic activity is back on track. However, there is no assurance that the epidemic will not break out again in PRC before treatments and/or vaccines was widely available.

During China’s Spring Festival holiday, Newater actively conducted epidemic prevention, and obtained the government’s approval to allow it to officially return to work on February 10, 2020. Newater’s fully automated production line allows it to reduce the dependence on human labor and contact, creating a less labor-intensive working environment, which improves the production efficiency, and safety of its workers. Further, the Company believes the fully automated production line helped it return to work in a timely manner after the epidemic, mitigating the loss to its business operations and financial condition.

Our performance depends on PRC’s macroeconomic situation. If the coronavirus epidemic leads to a serious recession in PRC’s economy, our business performance will inevitably suffer serious adverse effects.

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

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of compensation expense for our corporate staff in supporting departments, research and development expenses, communication costs, gasoline, welfare expenses, education expenses, professional fees (including consulting, audit and legal fees), travel and business hospitality expenses. We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will increase.

Income tax provision. We account for income taxes under the provisions of Section 740-10-30 of the FASB Accounting Standards Codification, which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns.

As Newater Technology, Newater HK, Jinyu and Yantai Nuclear-Power had no operating profit or tax liabilities for the years ended December 31, 2019, 2018 and 2017, our income tax expense reflects income tax paid and provided by Jinzheng and Jinda. Jinzheng was granted by four government departments of Shandong Province, including the Department of Science and Technology, Finance Bureau, Shandong Local Taxation Bureau and Shandong Provincial Office of State Administration of Taxation, the “High-Tech Enterprise” designation, qualifying it for a preferential tax rate of 15% for the years ended December 31, 2019, 2018 and 2017. Jinda is not qualified for any preferential tax rate and its applicable tax rate is 25% for the year ended December 31, 2019. We expect income tax expenses to increase as a result of the expiration of these tax benefits, and to thereafter vary each reporting period depending upon taxable income fluctuations and our availability of tax benefits.

The following factors affect our cost of revenues and expense.

Price fluctuation of raw materials. The costs of raw materials is the majority of cost of goods sold. The price of raw materials fluctuates based on suppliers’ price, duty and tariffs. Although our current materials supply is stable, we could be impacted by material price fluctuation in coming years.

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

Collectability of our accounts receivable. Our balance of net accounts receivable for third parties was $11,293,625 as of December 31, 2019, representing an increase of $1,228,778, or 12%, compared with $10,064,847 as of December 31, 2018. Meanwhile, our revenue for third parties decreased by 9% for the year ended December 31, 2019. The turnover of accounts receivable was getting slower, which raised doubt of cash flow of our business in the future. If the accounts receivable cannot be collected in time, a significant amount of bad debt expense will occur in the coming years, which will affect our operating result significantly.

Results of Operations

For the years ended December 31, 2019, 2018 and 2017.

	For the years ended December 31,
	2019	2018	2017

Net revenues	$23,716,978	$25,973,963	$16,192,503
Net revenues from related parties	13,857,014	21,066,741	9,146,994
Cost of revenues	20,233,998	20,474,072	17,199,866
Cost of revenues from related parties	1,450,627	5,669,252	-
Gross profit	15,889,367	20,897,380	8,139,631
Gross margin	42%	44%	32%
Selling, general and administrative	10,148,039	12,025,924	5,452,349
Operating income	5,741,328	8,871,456	2,687,282
Interest expense	1,087,051	658,290	242,707
Interest income	(38,328)	(26,632)	(112,592)
Government grant	(946,164)	(627,748)	(513,538)
Investment loss	17,023	-	-
Other expenses (income)	(153,546)	(1,162)	3,956
Income before tax	5,775,292	8,868,708	3,066,749
Income tax provisions	1,463,745	1,657,279	475,818
Net income	$4,311,547	$7,211,429	$2,590,931

Revenues. We are a specialized wastewater treatment company with the goal to turn wastewater into re-useable clean water. For different industries, the types of wastewaters are different. We have to customize our DTRO products and treatment solutions for each client’s situation.

Our revenue from third parties was $23,716,978, $25,973,963 and $16,192,503 for the years ended December 31, 2019, 2018 and 2017, respectively, a decrease of $2,256,985, or 9% from 2018 to 2019 and an increase of $9,781,460 or 60% from 2017 to 2018. The decrease in sales for the year ended December 31, 2019 was mainly due to the significant decrease in service sales. The revenue of Laixi operation project accounted for a large proportion of the 2018 revenue. In 2019, there was no such operation project that generated as much revenue. Moreover, since we are developing our relationship with a state-owned entity to undertake some projects, to some extent, the percentage of service revenue decreased. Accordingly, we put more resources on our new cooperation model. Our revenue growth in the year 2018 resulted primarily from increased demand for our systems and services. These increases can be evidenced in the total revenue from project sales, number of intermediary contractors, number of end customers, and number of large-scale projects. We achieved service sales of $4,657,423 for the year ended December 31, 2019, representing a decrease of $13,705,292, or 75%, comparing to the service sales in 2018. We had $16,906,709 in project sales for the year ended December 31, 2019, representing an increase of $10,683,416, or 172%, compared to project sales of $6,223,293 in 2018. In addition, our product sales were $2,152,846 for the year ended December 31, 2019, representing an increase of $764,891 or 55%, comparing to product sales of $1,387,955 in 2018.

The related parties’ revenue of $13,857,014 for the year ended December 31, 2019 represented a decrease of $7,209,727, or 34%, compared to the related parties revenue of $21,066,741 for the year ended December 31, 2018. The significant decrease was attributable to us trying to find revenue from non-related parties, which may decrease the current revenue levels from our related parties. We generated revenue from related parties of $21,066,741 for the year ended December 31, 2018, representing an increase of $11,919,747, or 130%, compared to related parties sales of $9,146,994 for the year ended December 31, 2017. From our experience, to win bids for projects, we need to rely on local intermediate contractors who have the financial and technical resources. Beginning in 2016, we implemented a business strategy to strengthen our project sales through those intermediate contractors. Our strategy has proven to be effective as evidenced by the increase in our project sales figures. Yet, during certain years, project sales can be concentrated on certain contractors thus creating significant influences to our business operation. We achieved related parties project sales of $13,060,893, $20,761,803, and $8,917,627 for the years ended December 31, 2019, 2018 and 2017, respectively, representing a decrease of $7,700,910, or 37%, and an increase of $11,844,176, or 133%.

Cost of revenues. Our total cost of revenues decreased to $21,684,625 by $4,458,699, or 17%, for the year ended December 31, 2019 compared to cost of revenues of $26,143,324 for the year ended December 31, 2018. The decrease in cost of revenues directly corresponded to the decrease in revenue during the same year. Our cost of revenues as a percentage of revenue was 58%, 56% and 68% for the years ended December 31, 2019, 2018 and 2017, respectively. Main driver is the implementation of the modular concept in system design and production process, which helps to manage inventory, reduce production lead time and control costs in the manufacturing process.

Our total cost of revenues increased to $26,143,324 by $8,943,458, or 52%, for the year ended December 31, 2018 compared to cost of revenues of $17,199,866 for the year ended December 31, 2017. The increase in cost of revenues directly corresponded to the increase in revenue during the same year.

Our cost of revenues for third parties slightly decreased to $20,233,998 by $240,074, or 1%, for the year ended December 31, 2019 compared to cost of revenues of $20,474,072 for the year ended December 31, 2018.

Our cost of revenues for third parties increased to $20,474,072 by $3,274,206, or 19%, for the year ended December 31, 2018 compared to cost of revenues of $17,199,866 for the year ended December 31, 2017.

Gross margin. Our gross margin decreased to 42% for the years ended December 31, 2019, from 44% for the year ended December 31, 2018.

Our gross margin increased from 32% for the year ended December 31, 2017, to 44% for the year ended December 31, 2018.

Selling, general and administrative expense. Selling, general and administrative expenses were $10,148,039 for the year ended December 31, 2019, and $12,025,924 for the year ended December 31, 2018, a decrease of $1,877,885, or 16%. The decrease in operating expenses is mainly due to lower bonuses paid to administrative personnel and our management team, a decrease in research and development expenses, and a decrease in overseas professional expenses. Payroll expense decreased by $2,518,417 or 55%, from $4,571,420 in 2018 to $2,053,003 in 2019, reflecting the sharp decrease in bonuses for management. Research and development expenses decreased by $828,167 or 31%, from $2,654,513 in 2018 to $1,826,346 in 2019, which was mainly due to the capitalization of research and development expenses to property plant and equipment.

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

Income from operations. Our income from operations was $5,741,328 for the year ended December 31, 2019 and $8,871,456 for the year ended December 31, 2018. Our operating income as a percentage of total revenues was 15% for the year ended December 31, 2019 and 19% for the year ended December 31, 2018.

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

Income taxes. We incurred income tax expense of $1,463,745, $1,657,279 and $475,818 for the years ended December 31, 2019, 2018 and 2017, respectively. The $193,534 decrease for the year ended December 31, 2019, compared with 2018, was due to the decreased net income before income tax provision in 2019, offset by increase of the one-time deduction for certain property plant and equipment allowed by China tax law. The $1,181,461 increase for the year ended December 31, 2018, compared with 2017, was due to increased net income before income tax provisions, offset by the increase of the additional deduction for research and development expenses allowed by China tax law.

Net income. Our net income was $4,311,547 and $7,211,429 for the years ended December 31, 2019 and 2018, respectively, representing a decrease of $2,899,882 or 40%. The significant decrease in net income was a result of decreased net revenues for the year ended December 31, 2019, compared to the year ended December 31, 2018.

Our net income was $7,211,429 and $2,590,931 for the years ended December 31, 2018 and 2017, respectively, representing an increase of $4,620,498, or 178%. The significant increase in net income was a result of increased revenue and the higher gross margin for the year ended December 31, 2018, compared to the year ended December 31, 2017.

B.	Liquidity and Capital Resources

Liquidity

For the years ended December 31, 2019, 2018, and 2017

We are expecting to generate additional cash flows in the near term from our installation projects and equipment sales, and from developing new customers, expanding our equipment sales and our sales networks. In March 2020, the World Health Organization or WHO declared COVID-19 a pandemic. Our operating results could be negatively impacted by the COVID-19. Due to the uncertainty surrounding the COVID-19 outbreak, the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations. To date, our management believes that current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this filing.

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. On December 31, 2019, our working capital was $1,343,320, compared to working capital of $9,276,747 on December 31, 2018.

Our cash and cash equivalents balance on December 31, 2019 totaled $9,944,765, compared to $2,461,501 on December 31, 2018. During the year ended December 31, 2019, we had cash provided by operating activities of $13,291,596, used cash in investing activities of $4,904,825, and had cash used in financing activities of $2,791,762. The effect of the prevailing exchange rates on our cash position was in the amount of negative $124,050.

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

Net cash provided by operating activities for the year ended December 31, 2019 totaled $13,291,596. The activities were mainly comprised of net income of $4,311,547, depreciation and amortization expenses of $1,549,296, bad debt provision of $1,243,709, increase in accounts payable and bank acceptance notes to vendors of $2,839,752, an increase in advance from customers of $2,630,143, an increase in account payable-related parties of $1,896,054 an increase in advances from customers - related parties of $6,733,465, and offset by an increase in accounts receivable of $1,509,728, an increase in accounts receivable-related parties of $1,103,104, increase in inventory of $2,923,465, and an increase in accrued expenses and other payables of $2,322,199.

Net cash used in operating activities for the year ended December 31, 2018 totaled $2,456,777. The activities were mainly comprised of an increase of inventories of $5,762,750, a decrease in accrued expenses and other payables of $4,481,539, an increase in net accounts receivable from third parties of $5,327,278, an increase in net related parties receivable of $1,427,078, an increase in advance to suppliers and other current assets of $2,108,928, and offset by net income of $7,211,429, an increase in accounts payable and bank acceptance notes to vendors of $996,619, an increase in related parties account payable of $3,269,238, an increase in advances from customers of $2,420,363, a decrease in related parties deferred cost of revenue of $1,765,856, the depreciation and amortization of $558,327, the amortization of debt issuance costs of $103,772, and bad debt provision of $280,228.

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

The increase in our cash flows provided by operating activities for the year ended December 31, 2019, compared to cash flow used for the year ended December 31, 2018, primarily resulted from our increased net accounts payable and bank acceptance notes to vendors, and increased advances from customers - related parties, increase in depreciation and amortization expenses, increase in bad debt provision, increase in accrued expense and other payable, and offset by increased inventory, and increased net account receivable both for third parties and related parties and increased advance to suppliers and other current assets.

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

Net cash used in investing activities for the year ended December 31, 2019 totaled $4,904,825. The activities were mainly comprised of $2,316,967 used to purchase property, plant and equipment, $3,015,119 of cash paid for long-term investments, and offset by proceeds from disposal of property, plant and equipment of $427,261.

Net cash used in investing activities for the year ended December 31, 2018 totaled $5,689,660. The activities were mainly comprised of $5,511,732 spent to purchase property, plant and equipment and $200,000 as payment for deposit on the acquisition of subsidiary.

Net cash used in investing activities for the year ended December 31, 2017 totaled $1,479,400. The activities were primarily comprised of $1,482,360 spent to purchase property, plant and equipment, $1,236,490 advanced to third parties, and offset by repayments from third parties of $1,236,490.

We spent $3,194,765 less in 2019 in purchasing property, plant and equipment than the year ended December 31, 2018, and received $405,189 more from disposal of property, plant and equipment. However, we spent $3,015,119 in investing in long-term investments in Hengqingyuan and Jincai Eco-Technology Co., Ltd. As a result, we used $784,835 less for the year ended December 31, 2019 in our investing activities than for the year ended December 31, 2018.

We spent $4,029,372 more than in 2017 in purchasing property, plant and equipment than for the year ended December 31, 2018. As a result, we used $4,210,260 more in the year ended December 31, 2018 than in our investing activities for the year ended December 31, 2017.

For the year ended December 31, 2019, net cash used in financing activities was $2,791,762. The activities were mainly comprised of repayment of loans due within one year of $8,046,350, repayment of long-term loans of $7,736,415, offset by proceeds from loans due within one year of $7,454,711 and proceeds from long-term loans of $6,376,169.

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

For the year ended December 31, 2019, net cash used in financing activities was $2,791,762, compared with net cash provided by financing activities of $6,674,611 for the year ended December 31, 2018. We repaid long term loan of $7,005,820 more in 2019, and received cash from loans due within one year and long-term loans of $4,038,846 and $2,255,324 less in 2019, offset by we repaid loans due within one year of $3,905,874 less in 2019.

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

For 2020, we expect our main growth will be from our wastewater treatment business in China. The demand for our products, projects and services appears to be strengthening, from which we expect to generate more positive cash flow.

Our long-term future capital requirements will depend on many factors, including cash inflow from our revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and the continued market acceptance of our products, projects and services. Compared to $30,258,610 short-term liability outstanding as of December 31, 2018, we had $45,305,700 short-term liability outstanding as of December 31, 2019. Our total liability increased for the year of 2019 due to increase in acquisition of property, plant and equipment and increase in prepayment made by customers. We mainly relied on proceeds from borrowings with third parties, and cash inflow from revenue to support our operations for the year ended December 31, 2019. As a fast-growing company, our management and finance team monitors cash flow on a daily basis and is actively taking actions to improve on the overall health of our cash flow.

The COVID-19 Pandemic. On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical areas in China in which the Company operates. Consequently, the COVID-19 pandemic may adversely affect the Company’s business operations, financial condition and operating results for 2020, including but not limited to material negative impact to the Company’s total revenues, slower collection of accounts receivables and significant impairment to the Company’s equity investments. Due to the high uncertainty of the evolving situation, the Company has limited visibility on the full impact brought upon by the COVID-19 pandemic and the related financial impact cannot be estimated at this time.

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

Any loan to Jinzheng, which is treated as a foreign-invested enterprise under Chinese law, is subject to Chinese regulations and foreign exchange loan registrations. In January 2003, the China State Development and Reform Commission, SAFE and Ministry of Finance jointly promulgated the Circular on The Interim Provisions on the Management of Foreign Debts, or the Circular 28, limiting the total amount of foreign debt a foreign-invested enterprise may incur to the difference between the amount of total investment approved by the Ministry of Commerce or its local counterpart for such enterprise and the amount of registered capital of such enterprise, and requiring registration of any such loans with SAFE. As of December 31, 2019, the amount of approved total investment of Jinzheng was $14,353,792 (RMB 100,000,000) and registered capital was $14,353,792 (RMB 100,000,000), which means Jinzheng currently needs to reapply for an increased investment amount if it requires more capital in the future.

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

Capital Resources

As of December 31, 2019 and 2018

The following table provides selected balance sheets comparisons as of December 31, 2019 and December 31, 2018:

	December 31,
	2019	2018	Variance	%
ASSETS
Current assets
Cash and cash equivalents	$9,944,765	$2,461,501	$7,483,264	304%
Restricted cash, current portion	4,021,177	6,033,482	(2,012,305)	-33%
Accounts receivable, net	11,293,625	10,064,847	1,228,778	12%
Accounts receivable - related parties, net	2,392,087	1,948,009	444,078	23%
Notes receivable	360,505	6,999	353,506	5051%
Inventories	13,715,369	13,762,959	(47,590)	0%
Deposit-related party	-	10,180	(10,180)	-100%
Deferred cost of revenue	221,737	343,090	(121,353)	-35%
Advances to suppliers and other current assets, net	4,699,755	4,904,290	(204,535)	-4%
Total current assets	46,649,020	39,535,357	7,113,663	18%
Long-term investment	2,997,419	-	2,997,419	100%
Retentions receivable, non-current	734,140	344,856	389,284	113%
Property, plant and equipment, net	24,611,862	18,753,340	5,858,522	31%
Land use rights, net	2,008,096	2,078,240	(70,144)	-3%
Operating lease right-of-use assets, net	141,016	-	141,016	100%
Deferred tax assets	-	604,064	(604,064)	-100%
Deposit on loan agreement	918,643	436,275.00	482,368	111%
Total assets	$78,060,196	$61,752,132	$16,308,064	26%
LIABILITIES
Accounts payable and bank acceptance notes to vendors	$8,099,529	$5,353,538	$2,745,991	51%
Accounts payable - related parties	5,225,004	3,389,148	1,835,856	54%
Loans due within one year	11,809,449	10,867,111	942,338	9%
Advances from customers	5,522,913	2,953,595	2,569,318	87%
Advances from customers - related parties	7,254,968	586,719	6,668,249	1137%
Income tax payables	322,419	732,699	(410,280)	-56%
Operating lease liabilities, current	56,852	-	56,852	100%
Deferred income	43,061	-	43,061	100%
Accrued expenses and other payables	6,971,505	6,375,800	595,705	9%
Total current liabilities	45,305,700	30,258,610	15,047,090	50%
Deferred Income, non-current	43,061	-	43,061	100%
Deferred tax liabilities	288,687	-	288,687	100%
Operating lease liabilities, non-current	68,420	-	68,420	100%
Long-term loans less current portion and unamortized debt issuance costs	1,377,217	4,449,889	(3,072,672)	-69%
Total liabilities	$47,083,085	$34,708,499	$12,374,586	36%

We maintain cash and cash equivalents in mainland China and Hong Kong. At December 31, 2019 and 2018, bank deposits were as follows:

	December 31,
Country	2019	2018
China (mainland)	$9,272,603	$2,435,065
China (offshore bank account)	634,818	26,436

Total	$9,907,421	$2,461,501

An important proportion of our cash balances at December 31, 2019 and 2018 are in the form of RMB and held in bank accounts at financial institutions located in China. Cash held in banks in China is not insured. In 1996, the Chinese government introduced regulations relaxing restrictions on the conversion of the RMB; however, restrictions still remain, including restrictions on foreign-invested entities. Foreign-invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to China government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in China is not readily deployable by us for use outside of China.

Cash and cash equivalents

As of December 31, 2019, cash and cash equivalents were $9,944,765, compared to $2,461,501 at December 31, 2018. The components of net cash flow of positive $5,470,959, negative $1,876,782 and positive $7,447,077 for the years ended December 31, 2019, 2018 and 2017, are reflected below.

	Years Ended December 31,
	2019	2018	2017
Net cash provided by (used in) operating activities	$13,291,596	$(2,456,777)	$(3,189,701)
Net cash used in investing activities	(4,904,825)	(5,689,660)	(1,479,400)
Net cash provided by (used in) financing activities	(2,791,762)	6,674,611	11,893,205
Exchange rate effect on cash	(124,050)	(404,956)	222,973

Net cash inflow (outflow)	$5,470,959	$(1,876,782)	$7,447,077

Restricted cash

The current portion of restricted cash includes cash deposits pledged in exchange for guarantee service provided by third parties in the amount of $33,148, cash pledged for bank acceptance notes in the amount of $488,029, and certificate of deposits of $3,500,000 in Newater HK’s offshore bank account pledged for the short-term loan of $2,961,307 (RMB 21,000,000) from Industrial and Commercial Bank of China. Also see Note 11 for details on the loan. As of December 31, 2019 and 2018, the Company had current portion of restricted cash of $4,021,177 and $6,033,482, respectively.

As of December 31, 2017, the Company had non-current portion of restricted cash of $500,000 which was held as security in an escrow account pursuant to an escrow indemnification agreement in connection with the Company’s initial public offering to satisfy the potential indemnification obligations for an escrow period of two years following the closing date of the Company’s initial public offering on August 2, 2017. As of December 31, 2018, the balance was reclassified to restricted cash, current. On August 5, 2019, the restricted cash of $500,000 was released.

Accounts receivable, net

Accounts receivable, net as of December 31, 2019 was $11,293,625, an increase of $1,228,778, or 12%, compared to $10,064,847 as of December 31, 2018. This increase resulted primarily from the fact that our account receivable turnover was slower than 2018. Which means more time and more resource was spent and invested to collect our account receivable in 2019.

Advance to suppliers and other current assets, net

As of December 31, 2019 and 2018, advances to suppliers and other current assets consisted of the following:

	December 31,	December 31,
	2019	2018
VAT-input	$69,388	$447,766
Deposits	294,242	1,232,632
Prepaid expenses	1,017,531	368,586
Others	72,450	592,898
Total other current assets	1,453,611	2,641,882
Advances to suppliers	3,776,962	2,322,685
Total	5,230,573	4,964,567
Less: allowance for doubtful accounts	(530,818)	(60,277)
Advances to suppliers and other current assets, net	$4,699,755	$4,904,290

Other current assets include the value added tax pending for deduction and verification, advances to employees for business travel and other miscellaneous receivables such as utility fees, social insurance, personal income tax paid in advance on behalf of employees, prepayments made to service providers and property, plant and equipment suppliers and deposits, which include guarantee deposits, rent deposits and security deposits for bidding customer projects.

Inventories

As of December 31, 2019, our inventory balance was $13,715,369, a decrease of $47,590, compared to $13,762,959, as of December 31, 2018.

	December 31, 2019	December 31, 2018
Raw materials	$4,828,273	$5,029,535
Work in process	8,742,220	8,586,643
Finished goods	144,876	146,781
	13,715,369	13,762,959
Less: write-down of inventories	-	-
Inventories	$13,715,369	$13,762,959

Deferred cost of revenue

As of December 31, 2019 and 2018, our balance of deferred cost of revenue totaled $221,737 and $343,090, respectively.

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

Property, plant and equipment, net

Net property, plant and equipment as of December 31, 2019 were $24,611,862, an increase of $5,858,522 compared to $18,753,340, as of December 31, 2018. The significant increase was due to the construction of our new headquarter and manufacturing factory.

	December 31,	December 31,
	2019	2018
Machinery equipment	$9,860,468	$1,880,505
Electronic equipment	245,366	167,618
Office equipment	289,473	156,996
Motor vehicles	1,057,208	1,612,293
Buildings	10,666,163	3,922,383
Computer software	108,105	92,336
Kitchen and cookware	111,010	-
Construction in progress	465,217	10,238,835
Leasehold improvements	74,762	75,745
Membrane cushion	390,660	216,901
Wastewater treatment system, except for membrane cushion	3,348,847	1,289,780
Total property, plant and equipment	26,617,279	19,653,392
Less: accumulated depreciation	(2,005,417)	(900,052)
Property, plant and equipment, net	$24,611,862	$18,753,340

Depreciation expense for the years ended December 31, 2019, 2018 and 2017, was $1,505,747, $512,333 and $188,995, respectively.

Land use rights, net

As of December 31, 2019 and 2018, land use rights consisted of the following:

	December 31, 2019	December 31, 2018
Cost	$2,158,848	$2,187,229
Less: accumulated amortization	(150,752)	(108,989)
Land use rights, net	$2,008,096	$2,078,240

Amortization expense for the years ended December 31, 2019, 2018 and 2017 was $43,549, $45,994 and $44,498, respectively.

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

The Company usually provides free after-sales service under project revenues, which includes warranty, technical support and training for a period ranging from one to two years. The warranty doesn’t constitute a separate performance obligation since it is standard warranty to assure the project will function as expected. The actual after-sales expense was $467,056, $275,520 and $122,737 for the years ended December 31, 2019, 2018 and 2017, respectively.

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

There were no sales returns and allowances for the years ended December 31, 2019, 2018 and 2017. The Company does not provide unconditional right of return, pricing protection or any other concessions to its customers.

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

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses”. The standard, including subsequently issued amendments (ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2019-11), requires a financial asset measured at amortized cost basis, such as accounts receivable and certain other financial assets, to be presented at the net amount expected to be collected based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, and requires the modified retrospective approach. Early adoption is permitted. The Company is evaluating the impact of this guidance on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In February 2020, the FASB issued ASU 2020-02, “Financial Instruments – Credit Losses (Topic 326) and Leases (topic 842) Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (topic 842)”. This ASU provides guidance regarding methodologies, documentation, and internal controls related to expected credit losses. This ASU is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. The Company is evaluating the impact of this guidance on its consolidated financial statements.

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

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 3.0% in 2019, 3.13% in 2018, and 2.0% in 2017.

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

●	Demand for water treatment systems has an inverse relationship to the availability and quality of water resources worldwide. As China’s clean water resources become scarcer, the cost of water goes up, which is driving the trend toward industrial water reuse. The increased demand and investment in wastewater treatment system will benefit our continued future growth.

●	Regulatory mandates and the desire to maximize cost savings are the primary drivers of water reclamation efforts in China. In April 2015, the Chinese State Council issued the Water Ten Plan. This plan has demonstrated the Chinese government’s strong commitment for preserving water and recycling wastewater. The cost of water (acquisition, handling, discharge, and energy costs) is on the rise. Many industrial plants are looking to reduce the overall expense of water treatment, whether it is through acquisition costs, discharge fees, or energy costs to handle water. Water reuse provides customers with a significant opportunity to cut costs. We believe that our membrane technology offers industrial water users creative ways to clean their wastewater output or reuse it as clean water in the production process.

●	While we continue to target significant market opportunities that we believe are still available in Northern and Eastern China, we are also looking for opportunities in other regions of China. Presently, we intend to expand our business to customers located in Shandong Province, Liaoning Province, Jiangsu Province, Beijing City, and Inner Mongolia Autonomous Region.

●	Currently, we have customers for our business primarily in the waste (garbage), chemical and energy industries. We hope to expand our customer base in the future to industrial park wastewater treatment, municipality wastewater recycling, and seawater desalination industries.

●	We believe that competition in the wastewater treatment market is going to become more intense, and consolidation is going to prevail in the near future. It is possible that competition in the form of new competitors or alliances, joint ventures or consolidation among existing competitors may put significant pressure on our ability to increase market share.

E.	Off-Balance Sheet Arrangements.

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

The Company leases facilities, including old office and old factory, with expiration dates between June 2017 and December 2018. The Company did not rent the old office from December 25, 2017 and continued to rent the old factory until April 21, 2019 according to the rent contract. Rental expenses for the years ended December 31, 2019, 2018 and 2017 were $102,458, $133,121 and $111,893, respectively.

G.	Safe Harbor.

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position	Appointed
Yuebiao Li (1) (2)	47	Chief Executive Officer and Chairman of the Board	June, 2016
Zhuo Zhang (1) (2)	43	Chief Financial Officer and Director	June, 2016
Hengtong Li (1) (3) (5) (6) (7)	56	Director	June, 2016
Zhicun Chen (1) (3) (5)(6) (7)	47	Director	June, 2016
Yan Shen (1) (4) (5) (6) (7)	50	Director	June, 2016

(1)	The individual’s business address is c/o Yantai Jinzheng Eco-Technology Co., Ltd. 8 Lande Road, Laishan District, Yantai, Shandong China.
(2)	Class C director whose term expires at the 2022 succeeding annual meeting of shareholders.
(3)	Class B director whose term expires at the 2021 succeeding annual meeting of shareholders.
(4)	Class A director whose term expires at the 2020 annual meeting of shareholders.
(5)	Member of audit committee.
(6)	Member of compensation committee.
(7)	Member of nominating committee.

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

In 2019, we expensed an aggregate of approximately $439,099 as salaries, bonuses and fees to our senior officers named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

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

Summary Director Compensation Table FY 2019

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

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Our Class A directors face reelection at our 2020 annual meeting and shall face reelection every three years thereafter. Class B directors shall face re-election at our 2021 annual general meeting of shareholders and every three years thereafter. Class C directors shall face re-election at our 2022 annual general meeting of shareholders and every three years thereafter.

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

Our Employees

As of December 31, 2019, we employed 170 people on a full-time basis. We have 13 employees in management and administration, 24 employees in sales and marketing, 37 employees in research and development, 70 employees in manufacturing and assembling, 12 employees in purchasing and quality control and 14 employees in finance and human resource. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. For the years ended December 31, 2019, 2018 and 2017, we contributed approximately 330,678, $360,660 and $188,383 to the employee benefit plans and social insurance, respectively. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of June 4, 2020, for:

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

Applicable percentage ownership is based on 10,809,000 common shares outstanding at June 4, 2020. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Yantai Jinzheng Eco-Technology Co, Ltd. 8 Lande Road, Laishan District, Yantai, Shandong China.

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

As of June 4, 2020, no stockholders known to us was a beneficial owner of more than 5% of our outstanding common shares other than the shareholders identified in the directors and executive officers group in the table above.  We have determined beneficial ownership in accordance with the rules of the SEC.

B.	Related Party Transactions.

The Company had transactions with the following related parties in the years ended December 31, 2019, 2018 and 2017:

Name of Related Party	Nature of Relationship
Yuebiao Li	Principal shareholder, Chairman of the Board and Chief Executive Officer (“CEO”)

Zhuo Zhang	Principal shareholder, Director, Chief Financial Officer (“CFO”)

Yue Zhang	Principal shareholder, Zhuo Zhang’s sister

Xiaojun Chen	Husband of Zhuo Zhang

Heilongjiang Binteer Environmental Protection Equipment Manufacturing Co., Ltd. (“Heilongjiang Binteer”)	Established by Yuebiao Li, in May 2014, Mr. Li transferred his 60% equity interest to his brother, Yuefeng Li. Yuefeng Li then transferred his 60% equity interest to a third party individual for zero consideration in March 2016.

Daqing Wanjieyuan Water Treatment Equipment Sales Co., Ltd. (“Daqing Wanjieyuan”)	Controlled by Yuebiao Li, the entity was dissolved in June 2017.

Mojie Technology (Beijing) Co., Ltd. (“Mojie”)	Established and controlled by Yuebiao Li and Zhuo Zhang. All of the equity interest was transferred to a third party in July 2015. The entity was dissolved in February 2019.

Yantai Jinna Commerce Co., Ltd. (“Jinna”)	Significantly influenced by Yue Zhang, principal shareholder and sister of Zhuo Zhang. Jinna was dissolved during 2016.

Shandong Jinmo Recycled Water Resource Co., Ltd. (“Jinmo”)	A subsidiary that was incorporated on March 19, 2015 and disposed on December 8, 2016 for consideration of RMB 220,000 (approximately $31,678) to Entity A.

Yantai Hengqingyuan Eco- Technology Co., Ltd (“Hengqingyuan”)	Jinzheng holds 20% equity interest.

Yantai Jincai Eco-Technology Co., Ltd (“Jincai”)	Jinzheng holds 40% equity interest.

Entity A and its subsidiaries	Entity A is 45% owned by Entity D

Entity B	Significantly influenced by the Company

Entity C	Significantly influenced by the Company

Entity D and its subsidiary	Significantly influenced by the Company

Revenues from related parties and accounts receivable - related parties, net

The Company primarily provides products such as membranes, components and wastewater filtration equipment to Heilongjiang Binteer, Hengqingyuan, Entity A and its subsidiaries, and Entity D’s subsidiary. For the years ended December 31, 2019, 2018 and 2017, the Company generated total net related party revenues in the amount of $13,857,014, $21,066,741 and $9,146,994, respectively. The net accounts receivable from related parties amounted to $2,392,087 and $1,948,009 as of December 31, 2019 and 2018, respectively.

Net revenues from related parties consisted of the following:

	For the Years Ended December 31,
	2019	2018	2017
Heilongjiang Binteer	$6,792	$-	$-
Hengqingyuan	1,921,811	-	-
Entity A and its subsidiaries	11,030,663	20,750,159	8,917,627
Entity B	-	107,894	229,367
Entity D’s subsidiary	897,748	208,688	-
Net revenues from related parties	$13,857,014	$21,066,741	$9,146,994

Accounts receivable from related parties consisted of the following:

	For the Years Ended December 31,
	2019	2018
Entity A and its subsidiaries	$1,460,103	$1,286,405
Entity B	624,312	661,604
Entity D’s subsidiary	931,984	-
Accounts receivable from related parties	3,016,399	1,948,009
Less: allowance for doubtful accounts	(624,312)	-
Accounts receivable from related parties, net	$2,392,087	$1,948,009

The movement of allowance for doubtful accounts for accounts receivable from related parties consisted of the following:

	For the Years Ended December 31,
	2019	2018
Allowance for doubtful account, beginning balance	$-	$135,946
Increase	624,312	-
Decrease	-	(128,631)
Effects of foreign exchange rate	-	(7,315)
Allowance for doubtful accounts, ending balance	$624,312	$-

Advances from customers - related parties

As of December 31, 2019 and 2018, advances from customers - related parties amounted to $7,254,968 and $586,719, respectively, as follows:

	For the Years Ended December 31,
	2019	2018
Entity A and its subsidiaries	$72,904	$583,894
Heilongjiang Binteer	5,167	-
Entity D’s subsidiary	-	2,825
Jincai	7,176,897	-
Advances from customers – related parties	$7,254,968	$586,719

Materials supplied by related parties, service provided by related parties and accounts payable to related parties

The Company purchased membrane modules, membrane filters, and other components of water treatment equipment from Entity D’s subsidiary. For the years ended December 31, 2019, 2018 and 2017, the total purchase from related parties amounted to $2,112,484, $1,592,537 and $0, respectively. The Company also subcontracted wastewater treatment service to Entity C, Entity D’s subsidiaries, Entity A and its subsidiary. For the years ended December 31, 2019, 2018 and 2017, the services provided by related parties amounted to $12,240,479, $11,488,801 and $1,728,642, respectively. The balance of accounts payable to related parties was $5,225,004 and $3,389,148 as of December 31, 2019 and 2018, respectively.

Materials supplied by related party consisted of the following:

	For the Years Ended December 31,
	2019	2018	2017
Entity D’s subsidiary	$2,112,484	$1,592,537	$-
Total	$2,112,484	$1,592,537	$-

Services provided by related parties consisted of the following:

	For the Years Ended December 31,
	2019	2018	2017
Entity C	$2,536,720	$5,279,255	$1,728,642
Entity A and its subsidiary	7,521,286	5,918,396	-
Entity D’s subsidiaries	2,182,473	291,150	-
Total	$12,240,479	$11,488,801	$1,728,642

Accounts payable - related parties consisted of the following:

	December 31,
	2019	2018
Entity C	$1,318,692	$1,985,136
Entity A and its subsidiary	2,537,333	1,197,328
Entity D’s subsidiaries	1,368,979	206,684
Accounts payable – related parties	$5,225,004	$3,389,148

Cost of revenues from related parties – related parties

During the years ended December 31, 2019, 2018 and 2017, materials purchased from and services provided by related parties in the total amount of $1,450,627, $5,669,252 and $0, respectively, were included in cost of revenues from related parties.

Cost of revenues from related parties consisted of the following:

	For the Years Ended December 31,
	2019	2018	2017
Entity C	$-	$4,296,375	$-
Entity D’s subsidiary	1,450,627	1,372,877	-
Total	$1,450,627	$5,669,252	$-

Deposit - related party

During the year ended December 31, 2018, the Company paid $10,180 to Entity A as security deposit for bidding projects, which was included in deposit - related party in the accompanying consolidated balance sheets. During the year ended December 31, 2019, the Company received deposit in full. As of December 31, 2019 and 2018, the balances of deposit - related party was $0 and $10,180.

Due to/from related parties

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business, expense related parties paid on behalf of the Company as well as the loans the Company obtained from related parties for working capital purposes. The loans owed to the related parties are interest free, unsecured and repayable on demand.

For the year ended December 31, 2018, Yuebiao Li and Zhuo Zhang paid operating expenses on behalf of the Company in the amount of $9,703 and these payments were fully reimbursed. For the year ended Decmeber 31, 2019, Yuebiao Li and Zhuo Zhang borrowed traveling expenses from the Company that were fully reimbursed as of December 31, 2019. As of December 31, 2019 and 2018, the balance due to/from Yuebiao Li and Zhuo Zhang was $0.

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

Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our subsidiaries and other holdings and investments. Our subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In particular, Chinese regulations may restrict the ability of Jinzheng and Jinda to pay dividends to us. See “Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

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

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a Chinese company, which will become the Chinese subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Foreign Investment Law of the PRC, the Regulation for Implementing the Foreign Investment Law of the PRC, the Measures for Reporting of Foreign Investment Information, the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors, and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, all as amended from time to time.

Under the aforesaid laws and regulations, the increase of the registered capital and total investment amount of a foreign-invested enterprise is subject to reporting obligations through designated online systems as stipulated under the Measures for Reporting of Foreign Investment Information, and shall register with local authorities if such changes fall within the Administrative Regulations of the Registration of Enterprises, additional approval may be required subject to relevant Chinese laws and regulations.

Shareholder loans made by offshore parent holding companies to their Chinese subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of Chinese laws and regulations, including the Chinese Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

 We may make loans to our Chinese subsidiaries subject to the approval from SAFE or its local counterparts and the limitation on the amount of loans. Pursuant to the Interim Measures on Administration on Foreign Debts, the total amount of foreign loans received by a foreign-invested company shall not exceed the difference between the total investment amount and the amount of registered capital of such foreign-invested company.

In addition, on January 11, 2017, the People’s Bank of China, or the PBOC, issued the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing, or the PBOC Circular 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested companies and domestic-invested companies. Pursuant to the PBOC Circular 9, the foreign debt upper limit for both foreign-invested companies and domestic-invested companies is calculated as twice the net asset of such companies. As to net assets, the companies shall take the net assets value stated in their latest audited financial statement.

However, The PBOC Circular 9 does not supersede the Interim Measures on Administration on Foreign Debts. It provides a one-year transitional period from January 11, 2017, for foreign-invested companies, during which foreign-invested companies, such as WFOE, could adopt their calculation method of foreign debt upper limit based on either the Interim Measures on Administration on Foreign Debts or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, the PBOC and the SAFE shall reevaluate the calculation method for foreign-invested companies and determine what the applicable calculation method would be.

On March 11, 2020, the PBOC and the SAFE jointly promulgated the Circular on Adjusting the Macro-Prudent Adjustment Parameter for Full-Coverage Cross-Border Financing, or the PBOC Circular 64, which came into effect on the same day. Pursuant to the PBOC Circular 64, the macro-prudent adjustment parameter under the PBOC Circular 9 was adjusted from 1 to 1.25, which means the foreign debt upper limit for both foreign-invested companies and domestic-invested companies as stipulated in the PBOC Circular 9 was also adjusted from twice the net asset to 2.5 times the net asset of such companies, and other matters concerning full-coverage cross-border financing are still subject to the PBOC Circular 9. If we choose to make loans to our Chinese subsidiaries in the coming future based on the foreign debt upper limit as stipulated in both PBOC Circular 9 and PBOC Circular 64, the amount of such loans can be up to 2.5 times the net asset of such specific Chinese subsidiary.

Regulation of Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of China (2018 Revision), the Foreign Investment Law of the PRC and its implementation rule.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a foreign-invested is not permitted to distribute any profits until losses from prior fiscal years have been offset.

Moreover, pursuant to the Enterprise Income Tax Law, a 10% withholding tax rate will generally be applicable to dividends declared to non-PRC resident investors, to the extent such dividends are derived from sources within the PRC, the withholding tax rate may be reduced to 5% if we are deemed to have satisfied the relevant conditions and requirements under relevant Chinese laws and regulations.

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

China Enterprise Income Tax

Enterprise income tax is subject to the Enterprise Income Tax Law of China (2018 Revision) (the “EIT Law”), which was promulgated on December 29, 2018 and became effective on the same day, and the Regulation on the Implementation of Enterprise Income Tax Law of China (2019 Revision) (the “EIT Rules”), which was promulgated on April 23, 2019 and became effective on the same day, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%, unless they qualify for certain exceptions.

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

On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691, which abolished the Provisional Regulations of the PRC on Business Tax and integrated the sales of services, intangible assets and real property into the scope of value-added tax collection, the VAT rates applicable were 17%, 11%, 6% and 0%.

On April 4, 2018, the Ministry of Finance and State Administration of Taxation promulgated the Circular on Adjusting Value-added Tax Rates, or Circular 32, which adjusted the value-added tax rates for sales of goods and importation of goods from 17% and 11% to 16% and 10%, and such adjustments became effective on May 1, 2018.

Moreover, on March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly issued a Circular on Relevant Polices for Deepening Value-added Tax Reform, or Circular 39, which adjusted the value-added tax rates for sales of goods and importation of goods from 16% and 10% to 13% and 9%, and such adjustments became effective since April 1, 2019.

According to the abovementioned laws and circulars, all enterprises and individuals engaged in the sale of goods, provision of processing, repair and replacement services, sales of services, intangible assets, real property and importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT rates currently applicable are simplified as 13%, 9%, 6% and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%.

As of the date of this annual report, the VAT rate for the sale of our goods is 13%, and for the provision of our services is 6%.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2019. Our actual PFIC status for the current taxable years ending December 31, 2019 will not be determinable until after the close of such taxable years and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. As of December 31, 2019, we had $7,521,387 in outstanding bank borrowings, with an effective interest rate of 6.333%. As of December 31, 2018, we had outstanding bank loans of $10,616,020, with an effective interest rate of 5.037%.

As of December 31, 2019, if effective interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our Company would have been RMB 524,000 ($75,214) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

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

Credit Risk

As of December 31, 2019, we had cash and cash equivalents of $9,944,765. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

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

As of December 31, 2019 (the “Evaluation Date”), the company carried out an evaluation, under the supervision of and with the participation of management, including the company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the company’s disclosure controls and procedures were not effective as of December 31, 2019.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on that evaluation, management concluded that these controls were effective at December 31, 2019.

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

Item 16C. Audit-Related Fees

Audit Fees

During fiscal 2019 and 2018, MaloneBailey, LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $285,000 and $294,000, respectively.

Audit-Related Fees

During fiscal 2019 and 2018, the Company did not incur audit-related services for services rendered in connection with financial due diligence of the company in connection with the company’s initial public offering.

Tax Fees

The company has not paid MaloneBailey, LLP for tax services in fiscal 2019, 2018 and 2017.

All Other Fees

The company has not paid MaloneBailey, LLP for any other services in fiscal 2019, 2018 and 2017.

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

Item 16D. Exemptions form the Listing Standards for the Audit Committee

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and the Affiliated Purchasers

Neither the company nor any affiliated purchaser has purchased any shares or other units of any class of the company’s equity securities registered by the company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2019.

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

Item 18. Financial Statements

The consolidated financial statements of Newater Technology, Inc. are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit
1.1	Memorandum and Articles of Association (1)

2.1	Specimen Common Share Certificate (1)

4.1	Equity Transfer Agreement of Yantai Jinzheng Eco-Technology Co., Ltd. dated January 25, 2016 (1)

4.2	Equity Transfer Agreement of Yantai Jinzheng Eco-Technology Co., Ltd. dated February 5, 2016 (1)

4.3	Employment Agreement of Yuebiao Li (2)

4.4	Employment Agreement of Zhuo Zhang (2)

4.5	Translation of Convertible Debt Agreement dated June 6, 2016 by and between Newater Technology, Newater HK, Jinzheng and Hairwong Wang (1)

4.6	Translation of Convertible Debt Agreement dated June 6, 2016 by and between Newater Technology, Newater HK, Jinzheng and Honghua Liu (1)

4.7	Translation of Convertible Debt Agreement dated June 6, 2016 by and between Newater Technology, Newater HK, Jinzheng and Yang Gao (1)

4.8	Translation of Convertible Debt Agreement dated June 6, 2016 by and between Newater Technology, Newater HK, Jinzheng and Yuxiang Qi (1)

Exhibit
4.9	Summary Translation of Credit Agreement between Jinzheng and Qingdao Metro Financial (5)

4.10	General Contract for Advanced Project BT (Build and Transfer) of Mine Water by and between Yantai Jinzheng Eco-Technology Co., Ltd. and Yulin Yuyang Zhongneng Yuandatan Mining Co., Ltd.(3)

4.11	Assignment of General Contract for Advanced Project BT (Build and Transfer) of Mine Water by and between Yantai Jinzheng Eco-Technology Co., Ltd.(4)

8.1	List of Subsidiaries (5)

11.1	Code of Ethics (1)

12.1	Certification of the Chief Executive Officer of Newater Technology, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Executive Officer of Newater Technology, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer of Newater Technology, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer of Newater Technology, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Press Release dated June 5, 2020 titled “Newater Technology, Inc. Announces Year 2019 Audited Financial Results”

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Labels Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Filed as an exhibit to the Newater Technology, Inc.’s Registration Statement on Form F-1, as amended on Form F-1 (Registration No. 333-217355) initially filed on April 18, 2017 and hereby incorporated by reference.
(2)	Filed as an exhibit to Newater Technology, Inc.’s Report on Form 6-K, filed on December 1, 2017 and hereby incorporated by reference.
(3)	Filed as an exhibit to Newater Technology, Inc.’s Report on Form 6-K/A, filed on January 14, 2020 and hereby incorporated by reference.
(4)	Filed as an exhibit to Newater Technology, Inc.’s Report on Form 6-K, filed on April 6, 2020 and hereby incorporated by reference.
(5)	Filed as an exhibit to Newater Technology, Inc.’s Report on Form 20-F, filed on April 30, 2019 and hereby incorporated by reference.

SIGNATURES

The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEWATER TECHNOLOGY, INC.

By:	/s/ YUEBIAO LI
Yuebiao Li
Chief Executive Officer

Date: June 5, 2020

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Newater Technology, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Newater Technology, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Houston, Texas

June 5, 2020

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2019	2018

ASSETS
Current assets
Cash and cash equivalents	$9,944,765	$2,461,501
Restricted cash, current	4,021,177	6,033,482
Accounts receivable, net	11,293,625	10,064,847
Accounts receivable - related parties, net	2,392,087	1,948,009
Notes receivable	360,505	6,999
Inventories	13,715,369	13,762,959
Deposit - related party	-	10,180
Deferred cost of revenue	221,737	343,090
Advance to suppliers and other current assets, net	4,699,755	4,904,290
Total current assets	46,649,020	39,535,357

Retentions receivable, non-current	734,140	344,856
Property, plant and equipment, net	24,611,862	18,753,340
Land use rights, net	2,008,096	2,078,240
Operating lease right-of-use assets, net	141,016	-
Deferred tax assets	-	604,064
Deposit on loan agreement	918,643	436,275
Long-term investments	2,997,419	-
Total assets	$78,060,196	$61,752,132

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and bank acceptance notes to vendors	$8,099,529	$5,353,538
Accounts payable - related parties	5,225,004	3,389,148
Loans due within one year	11,809,449	10,867,111
Advances from customers	5,522,913	2,953,595
Advances from customers - related parties	7,254,968	586,719
Income tax payables	322,419	732,699
Accrued expenses and other payables	6,971,505	6,375,800
Operating lease liabilities, current	56,852
Deferred income	43,061	-
Total current liabilities	45,305,700	30,258,610

Deferred Income, non-current	43,061	-
Deferred tax liabilities	288,687	-
Operating lease liabilities, non-current	68,420	-
Long-term loans, less current portion and unamortized debt issuance costs	1,377,217	4,449,889
Total non-current liabilities	1,777,385	4,449,889
Total liabilities	47,083,085	34,708,499

Shareholders’ equity
Common shares ($0.001 par value, 200,000,000 shares authorized, 10,809,000 shares issued and outstanding as of December 31, 2019 and December 31, 2018)	10,809	10,809
Additional paid-in capital	26,303,348	15,059,181
Statutory reserves	2,267,219	1,765,711
Retained earnings	3,946,021	11,380,149
Accumulated other comprehensive loss	(1,550,286)	(1,172,217)
Total shareholders’ equity	30,977,111	27,043,633
Total liabilities and shareholders’ equity	$78,060,196	$61,752,132

The accompanying notes are an integral part of these consolidated financial statements

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years ended December 31,
	2019	2018	2017

Net revenues	$23,716,978	$25,973,963	$16,192,503
Net revenues from related parties	13,857,014	21,066,741	9,146,994
Total revenues	37,573,992	47,040,704	25,339,497
Cost of revenues	20,233,998	20,474,072	17,199,866
Cost of revenues from related parties	1,450,627	5,669,252	-
Total cost of revenues	21,684,625	26,143,324	17,199,866
Gross profit	15,889,367	20,897,380	8,139,631
Operating expenses:
Selling, general and administrative	10,148,039	12,025,924	5,452,349
Total operating expenses	10,148,039	12,025,924	5,452,349
Income from operations	5,741,328	8,871,456	2,687,282
Interest expense	1,087,051	658,290	242,707
Interest income	(38,328)	(26,632)	(112,592)
Government grants	(946,164)	(627,748)	(513,538)
Investment loss	17,023	-	-
Other expenses (income)	(153,546)	(1,162)	3,956
Total other expenses (income)	(33,964)	2,748	(379,467)
Income before income taxes provisions	5,775,292	8,868,708	3,066,749
Income tax provisions	1,463,745	1,657,279	475,818
Net income	4,311,547	7,211,429	2,590,931
Other comprehensive income (loss)
Foreign currency translation adjustment	(378,069)	(1,159,084)	535,810
Total comprehensive income	$3,933,478	$6,052,345	$3,126,741

Earnings per common share
Basic	$0.40	$0.67	$0.26
Diluted	$0.40	$0.67	$0.26
Weighted average common shares outstanding
Basic	10,809,000	10,809,000	9,864,479
Diluted	10,809,000	10,809,000	9,864,479

The accompanying notes are an integral part of these consolidated financial statements

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Shares	Common Shares	Additional Paid-in Capital	Retained Earnings (Deficit)	Statutory Reserves	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
Balance, December 31, 2016	9,199,000	$9,199	$7,949,466	$2,960,698	$382,802	$(548,943)	$10,753,222
Net income				2,590,931			2,590,931
Statutory reserves				(322,896)	322,896		-
Issuance of common shares for cash	1,610,000	1,610	7,109,715				7,111,325
Foreign currency translation adjustment						535,810	535,810
Balance, December 31, 2017	10,809,000	$10,809	$15,059,181	$5,228,733	$705,698	$(13,133)	$20,991,288
Net income				7,211,429			7,211,429
Statutory reserves				(1,060,013)	1,060,013		-
Foreign currency translation adjustment						(1,159,084)	(1,159,084)
Balance, December 31, 2018	10,809,000	$10,809	$15,059,181	$11,380,149	$1,765,711	$(1,172,217)	$27,043,633
Net income				4,311,547			4,311,547
Statutory reserves				(501,508)	501,508		-
Capital increase from retained earnings			11,244,167	(11,244,167)			-
Foreign currency translation adjustment						(378,069)	(378,069)
Balance, December 31, 2019	10,809,000	$10,809	$26,303,348	$3,946,021	$2,267,219	$(1,550,286)	$30,977,111

The accompanying notes are an integral part of these consolidated financial statements

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2019	2018	2017
Cash flows from operating activities
Net income	$4,311,547	$7,211,429	$2,590,931
Adjustments to reconcile net income to net cash used in operating activities:
Loss from equity method investment	17,023	-	-
Depreciation and amortization expense	1,549,296	558,327	233,493
Deferred income taxes	892,548	(118,199)	(312,997)
Bad debt expense	1,243,709	280,228	229,707
Amortization of debt issuance costs	324,221	103,772	-
Noncash lease expense	41,935	-	-
Loss on disposal of property, plant and equipment	1,367	13,256	-
Changes in assets and liabilities:
Accounts receivable, net	(1,509,728)	(5,327,278)	(5,076,425)
Accounts receivable - related parties, net	(1,103,104)	(1,427,078)	2,821,621
Notes receivable	(356,648)	(7,276)	70,000
Inventories	(2,923,465)	(5,762,750)	(4,923,400)
Deferred cost of revenue	117,910	383,382	(657,875)
Deferred cost of revenue - related party	-	1,765,856	(1,795,222)
Advances to suppliers and other current assets, net	(311,090)	(2,108,928)	(412,955)
Due from related parties	-	-	703
Retentions receivable, non-current	(397,157)	(358,505)	-
Deposit - related party	10,134	(10,583)	-
Other non-current assets	-	-	4,719
Accounts payable and bank acceptance notes to vendors	2,839,752	996,619	2,577,192
Accounts payable - related parties	1,896,054	3,269,238	248,695
Deferred income	43,433	-	(26,639)
Advances from customers	2,630,143	2,420,363	(220,483)
Advances from customers - related parties	6,733,465	(125,099)	719,550
Due to related parties	-	-	5,102
Deferred income, non-current	43,433	-	-
Operating lease liabilities	(76,752)	-	-
Income tax payables	(404,231)	267,988	144,944
Accrued expenses and other payables	(2,322,199)	(4,481,539)	589,638
Net cash provided by (used in) operating activities	13,291,596	(2,456,777)	(3,189,701)

Cash flows from investing activities
Cash paid for equity investments	(3,015,119)	-	-
Purchase of property, plant and equipment	(2,316,967)	(5,511,732)	(1,482,360)
Proceeds from disposal of property, plant and equipment	427,261	22,072	-
Advances to third party	-	-	(1,236,490)
Repayments from third party	-	-	1,236,490
Repayments from related parties	-	-	2,960
Deposit on acquisition of subsidiary	-	(200,000)	-
Net cash used in investing activities	(4,904,825)	(5,689,660)	(1,479,400)

Cash flows from financing activities
Proceeds from issuances of common shares	-	-	7,111,325
Repayment to related parties	-	(9,703)	(739,973)
Deposit on loan agreement	(503,939)	(473,698)	-
Proceeds from loans due within one year	7,454,711	11,493,557	8,805,683
Repayment of loans due within one year	(8,046,350)	(11,952,224)	(3,283,830)
Proceeds from long-term loans	6,376,169	8,631,493	-
Payment of debt issuance costs	(335,938)	(284,219)	-
Repayment of long-term loans	(7,736,415)	(730,595)	-
Net cash provided by (used in) financing activities	(2,791,762)	6,674,611	11,893,205

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(124,050)	(404,956)	222,973

Net change in cash, cash equivalents and restricted cash	5,470,959	(1,876,782)	7,447,077
Cash, cash equivalents and restricted cash, beginning of the year	8,494,983	10,371,765	2,924,688
Cash, cash equivalents and restricted cash, end of the year	$13,965,942	$8,494,983	$10,371,765

Supplemental cash flow information
Cash paid for interest	$608,431	$689,867	$244,753
Cash paid for income taxes	$977,755	$1,507,489	$656,602

Non-cash investing and financing activities:
Properties acquired with loans	$-	$52,161	$206,000
Liabilities assumed in connection with purchase of property, plant and equipment	$2,980,582	$2,636,770	$7,445,478
Operating expenses paid by related parties	$-	$9,703	$-
Property, plant and equipment transferred from inventories	$2,791,339	$1,566,314	$-

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$9,944,765	$2,461,501	$3,118,080
Restricted cash	4,021,177	6,033,482	7,253,685
Total cash, cash equivalents and restricted cash	$13,965,942	$8,494,983	$10,371,765

The accompanying footnotes are an integral part of these consolidated financial statements

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – ORGANIZATION

Newater Technology, Inc. (“Newater Technology”) was incorporated on September 30, 2015 under the laws of the British Virgin Islands. On November 4, 2015, Newater Technology incorporated a wholly owned subsidiary, Newater HK Limited (“Newater HK”) in Hong Kong for the purpose of being a holding company for the equity interest in Yantai Jinzheng Eco-Technology Co., Ltd. (“Jinzheng”). Other than the equity interest in Newater HK, Newater Technology does not conduct any operations or own any material assets or liabilities except for cash. Newater HK does not conduct any operations or own any material assets or liabilities except for cash, restricted cash, professional fees payable, and the 100% of the equity interest of Jinzheng which it acquired on January 25, 2016.

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

On March 27, 2019, Yantai Jinzheng Eco-Technology Co., Ltd Xi’an Branch (“Jinzheng-Xi’an”) was incorporated in PRC as a branch of Jinzheng. Jinzheng-Xi’an does not conduct any operations or own any asset or liabilities.

On April 24, 2019, Newater Technology America, Inc. (“Newater America”) was incorporated in Delaware U.S. as Newater Technology’s wholly owned subsidiary. Newater America does not conduct any operations or own any asset or liabilities except for cash.

On April 30, 2019, Jinda Eco-Technology (Hainan) Co., Ltd. (“Jinda”) was incorporated in PRC as Newater HK’s wholly owned subsidiary. Jinda is mainly engaged in the sale and maintenance of water treatment equipment, and consulting services for water treatment technology.

On June 14, 2019, Shaanxi Jinyu Zhengde Environmental Engineering Co., Ltd (“Jinyu”) was incorporated in PRC as Jinzheng’s wholly owned subsidiary. Shaanxi Jinyu does not conduct any operations or own any assets or liabilities.

On June 11, 2018, Yantai nuclear power R&D Center Water Treatment Research Institute Co., Ltd (“Yantai Nuclear-Power”) was incorporated in the PRC. On July 5, 2019, Jinzheng acquired 70% equity of Yantai Nuclear-Power with a symbolic consideration of approximately $0.3 (RMB 2). Yantai Nuclear-Power does not conduct any operations or own any assets or liabilities.

As a result, Newater HK, Jinzheng, Newater America, Jinda, Jinzheng – Xi’an, Jinyu, and Yantai Nuclear-Power are referred to as subsidiaries. Newater Technology and its consolidated subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

This basis of accounting differs in certain material respects from that used for the preparation of the books of Jinzheng and Jinda, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with limited liabilities established in the PRC (“PRC GAAP”), the accounting standards used in the places of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of Jinzheng and Jinda to present them in conformity with U.S. GAAP.

The accompanying consolidated financial statements consolidate the financial statements of Newater Technology, its 100% owned subsidiaries Newater HK and Newater America, Newater HK’s 100% owned subsidiaries Jinzheng and Jinda, and Jinzheng’s branch, 100% owned and 70% owned subsidiaries, respectively, Jinzheng – Xi’an, Jinyu, and Yantai Nuclear-Power. All significant intercompany balances and transactions have been eliminated. The results of subsidiaries acquired or disposed of during the respective periods are included in the consolidated statements of income and comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of Newater Technology, Newater America and Newater HK is United States dollar. The functional currency of Jinzheng, Jinzheng – Xi’an, Jinda, Jinyu and Yantai Nuclear-Power is Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of income and comprehensive income.

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

Retentions Receivable

Retentions receivable represents the amount withheld by customers until the end of warranty period, usually one to two years from customer acceptance at installation. Retentions receivable which were expected to be collected within one year of $858,902 and $1,017,333 were included in the balance of accounts receivable, net as of December 31, 2019 and 2018, respectively. Retentions receivable from related parties which were expected to be collected within one year of $273,184 and $854,835 were included in the balance of accounts receivable from related parties, net as of December 31, 2019 and 2018, respectively. Retentions receivable which were expected to be collected after one year of $734,140 and $344,856 were included in the balance of retentions receivable, non-current as of December 31, 2019 and 2018, respectively.

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

Depreciation of property, plant and equipment is calculated based on cost, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. Estimated useful lives are as follows:

Machinery equipment	10 years
Computer software	10 years
Kitchen and cookware	5 years
Electronic equipment	5 years
Office equipment	5 years
Motor vehicles	5-10 years
Buildings	5-20 years
Membrane cushion	3 years
Wastewater treatment system, except for membrane cushion	10 years
Leasehold improvements	The lesser of remaining lease term or 5 years

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

Impairment of Long-Lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. There were no impairment charges on long-lived assets for the years ended December 31, 2019, 2018 and 2017.

Long-term Investments

The Company’s long-term investments are equity method investments.

In accordance with ASC 323, Investments-Equity Method and Joint Ventures, the Company applies the equity method of accounting to equity investments, over which it has significant influence but does not own a majority equity interests or otherwise control. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Under the equity method, the Company initially records its investment at cost and subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment.

The Company continually reviews its investment under equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. The Company makes a qualitative assessment of whether the investments is impaired at each reporting date.

No impairment was identified during the year ended December 31, 2019.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, current portion of restricted cash, accounts receivable, net, notes receivables, inventories, deferred cost of revenue, advances to suppliers and other current assets, net, accounts payable and bank acceptance notes to vendors, loans due within one year, advances from customers, income tax payables, current portion of operating lease liability, current portion of deferred income, and accrued expenses and other payables, the carrying amounts approximate their fair values due to the short maturities.

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

Lease Commitments

Recent adoption of accounting pronouncement ASU 2016-02

On January 1, 2019, the Company adopted Accounting Standards Update (ASU) 2016-02, Leases (together with all amendments subsequently issued thereto, “ASC Topic 842”), using the modified retrospective method. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, previously reported financial information has not been restated to reflect the application of the new standard to the comparative periods presented. The Company elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term. In addition, the Company elected the land easement transition practical expedient and did not reassess whether an existing or expired land easement is a lease or contains a lease if it has not historically been accounted for as a lease.

The initial lease liability is equal to the future fixed minimum lease payments discounted using the Company’s incremental borrowing rate, on a secured basis. The lease term includes option renewal periods and early termination payments when it is reasonably certain that the Company will exercise those rights. The initial measurement of the right-of-use asset is equal to the initial lease liability plus any initial direct costs and prepayments, less any lease incentives.

The primary impact of applying ASC Topic 842 is the initial recognition of $156,301 lease liabilities and $146,134 right-of-use assets on the Company’s consolidated balance sheet as of January 1, 2019, for leases classified as operating leases under ASC Topic 840, as well as enhanced disclosure of the Company’s leasing arrangements. There is no cumulative effect to retained earnings or other components of equity recognized as of January 1, 2019 and the adoption of this standard did not impact the consolidated statement of income and comprehensive income or consolidated statement of cash flows of the Company. The Company does not have finance lease arrangements as of December 31, 2019. See Note 12 for further discussion.

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

The Company usually provides free after-sales service under project revenue, which includes warranty, technical support and training, for a period ranging from one to two years based on each contract. The warranty doesn’t constitute a separate performance obligation since it is standard warranty to assure the project will function as expected. The actual after-sales expense was $467,056, $275,520 and $122,737 for the years ended December 31, 2019, 2018 and 2017, respectively.

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

There were no sales returns and allowances for the years ended December 31, 2019, 2018 and 2017. The Company does not provide unconditional right of return, pricing protection or any other concessions to its customers.

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

Contract liabilities are recorded when consideration is received from a customer prior to transferring the goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2019 and 2018, the Company recorded contract liabilities of $5,522,913 and $2,953,595, respectively, which was presented as “Advances from customers” in the accompanying consolidated balance sheets. As of December 31, 2019 and 2018, the Company recorded contract liabilities of $7,254,968 and $586,719, respectively, which was presented as “Advances from customers – related parties” in the accompanying consolidated balance sheets. During the years ended December 31, 2019 and 2018, the Company recognized $1,464,271 and $246,146, respectively, of contract liabilities included in the opening balances of advance from customers. During the years ended December 31, 2019 and 2018, the Company recognized $525,934 and $707,056, respectively, of contract liabilities included in the opening balances of advance from customers – related parties. The amount was included in net revenues in the accompanying consolidated statements of income and comprehensive income. During the years ended December 31, 2019 and 2018, the Company recognized $215,307 and $0, respectively, of contract liabilities included in the opening balances of advance from customers. The amount was included in other income in the accompanying consolidated statements of income and comprehensive income.

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

For products revenue and projects revenue, all costs associated with the sales are expensed when revenues are recognized. For service revenue, when revenue is recognized over time in accordance with the Company’s revenue recognition policies, total costs are deferred and amortized over the same period that associated service revenue is recognized. The costs incurred but not expensed yet are recognized as “Deferred cost of revenue” in the accompanying consolidated balance sheets. As of December 31, 2019 and 2018, deferred cost of revenue totaled $221,737 and $343,090, respectively.

Government Grants

Government grants include cash subsidies received from the PRC government. Such subsidies are issued by the local government to encourage innovation, technology development, research and development. The government grant is recognized in the consolidated statements of income and comprehensive income when cash is received and the relevant performance criteria specified are met. In the years ended December 31, 2019, 2018 and 2017, the Company received government grants of approximately $1,033,030, $628,000, and $487,000, and recognized approximately $946,164, $628,000, and $514,000 (including $ 27,000 granted in 2015 and received in 2017), in the consolidated statements of income and comprehensive income, respectively.

Research and Development

Research and development costs are expensed as incurred. The costs primarily consist of raw materials purchased and consumed in experiments, product testing and other research and development activities and salaries and fees paid for the development and improvement of the Company’s products and systems. Research and development costs for the years ended December 31, 2019, 2018 and 2017 were $1,826,346, $2,654,513 and $1,355,648, respectively.

Selling Expenses

Selling expenses consist primarily of advertising, salaries, travelling and shipping and handling costs incurred during the selling activities. Advertising and transportation expenses are charged to expense as incurred.

Advertising costs in the amounts of $57,245, $6,376, and $1,519 for the years ended December 31, 2019, 2018 and 2017, respectively, are included in selling expenses.

Shipping and handling costs amounting to $87,082, $35,326, and $14,178 for the years ended December 31, 2019, 2018 and 2017, respectively, are included in selling expenses.

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

Comprehensive Income/Loss

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income/loss, its components and accumulated balances. Components of comprehensive income/loss include net income/loss and foreign currency translation adjustments. As of December 31, 2019 and 2018, the only component of accumulated other comprehensive income/loss was foreign currency translation adjustments.

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

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses”. The standard, including subsequently issued amendments (ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2019-11), requires a financial asset measured at amortized cost basis, such as accounts receivable and certain other financial assets, to be presented at the net amount expected to be collected based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, and requires the modified retrospective approach. Early adoption is permitted. The Company is evaluating the impact of this guidance on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In February 2020, the FASB issued ASU 2020-02, “Financial Instruments – Credit Losses (Topic 326) and Leases (topic 842) Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (topic 842)”. This ASU provides guidance regarding methodologies, documentation, and internal controls related to expected credit losses. This ASU is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. The Company is evaluating the impact of this guidance on its consolidated financial statements.

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

Note 3 – RESTRICTED CASH

The current portion of restricted cash includes the bank deposit pledged for the bank acceptance notes issued to suppliers in the amount of $488,029, cash deposits pledged in exchange for guarantee service provided by third parties in the amount of $33,148, and certificate of deposits of $3,500,000 in the Newater HK’s offshore bank account pledged for the short-term loan of $2,961,307 (RMB 21,000,000) from Industrial and Commercial Bank of China. Also see Note 11 for details on the loan. As of December 31, 2019 and 2018, the Company had current portion of restricted cash of $4,021,177 and $6,033,482, respectively.

Note 4 – ACCOUNTS RECEIVABLE, NET

The net book value of accounts receivable consisted of the following as of December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Accounts receivable	$11,895,600	$10,535,495
Less: Allowance for doubtful accounts	(601,975)	(470,648)
Accounts receivable, net	$11,293,625	$10,064,847

The movement of allowance for doubtful accounts consisted of the following:

	December 31, 2019	December 31, 2018
Allowance for doubtful accounts, beginning balance	$470,648	$140,282
Increase	137,435	337,913
Decrease	-	-
Effects of foreign exchange rate	(6,108)	(7,547)
Allowance for doubtful accounts, ending balance	$601,975	$470,648

Certain accounts receivable have been pledged to obtain long-term loans. See note 11 for details

Note 5 – INVENTORIES

At December 31, 2019 and 2018, inventories consisted of the following:

	December 31, 2019	December 31, 2018
Raw materials	$4,828,273	$5,029,535
Work in process	8,742,220	8,586,643
Finished goods	144,876	146,781
	13,715,369	13,762,959
Less: write-down of inventories	-	-
Inventories	$13,715,369	$13,762,959

During the year ended December 31, 2019 and 2018, inventories in the amount of $2,791,339 and $1,566,314 were transferred into properties and equipment as the Company changed the use of the inventories into productive assets, respectively.

Note 6 – ADVANCES TO SUPPLIERS AND OTHER CURRENT ASSETS, NET

As of December 31, 2019 and 2018, advances to suppliers and other current assets consisted of the following:

	December 31,	December 31,
	2019	2018
VAT-input	$69,388	$447,766
Deposits	294,242	1,232,632
Prepaid expense	1,017,531	368,586
Others	72,450	592,898
Total other current assets	1,453,611	2,641,882
Advances to suppliers	3,776,962	2,322,685
Total	5,230,573	4,964,567
Less: allowance for doubtful accounts	(530,818)	(60,277)
Advances to suppliers and other current assets, net	$4,699,755	$4,904,290

Other current assets include the value added tax pending for deduction and verification, advances to employees for business travel and other miscellaneous receivables such as utility fees, social insurance, personal income tax paid in advance on behalf of employees, prepayments made to service providers and property, plant and equipment suppliers and deposits, which include guarantee deposits, rent deposits and security deposits for bidding customer projects.

Note 7 – PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2019 and 2018, property, plant and equipment consisted of the following:

	December 31,	December 31,
	2019	2018
Machinery equipment	$9,860,468	$1,880,505
Electronic equipment	245,366	167,618
Office equipment	289,473	156,996
Motor vehicles	1,057,208	1,612,293
Buildings	10,666,163	3,922,383
Computer software	108,105	92,336
Kitchen and cookware	111,010	-
Construction in progress	465,217	10,238,835
Leasehold improvements	74,762	75,745
Membrane cushion	390,660	216,901
Wastewater treatment system, except for membrane cushion	3,348,847	1,289,780
Total property, plant and equipment	26,617,279	19,653,392
Less: accumulated depreciation	(2,005,417)	(900,052)
Property, plant and equipment, net	$24,611,862	$18,753,340

During the year ended December 31, 2019, the liabilities assumed in connection with purchase of property, plant and equipment totaled $2,980,582. The liabilities were included in accrued expenses and other payables in the accompanying consolidated balance sheets as of December 31, 2019.

Depreciation expense for the years ended December 31, 2019, 2018 and 2017, was $1,505,747, $512,333 and $188,995, respectively.

Certain property, plant and equipment have been pledged to obtain long-term loans. See Note 11 for details.

Note 8 – LAND USE RIGHTS, NET

As of December 31, 2019 and 2018, land use rights consisted of the following:

	December 31, 2019	December 31, 2018
Cost	$2,158,848	$2,187,229
Less: accumulated amortization	(150,752)	(108,989)
Land use rights, net	$2,008,096	$2,078,240

Amortization expense for the years ended December 31, 2019, 2018 and 2017 was $43,549, $45,994 and $44,498, respectively.

The land use rights have been pledged to obtain short term loans and other guarantees. See Note 11 for details.

Note 9 – LONG-TERM INVESTMENTS

On August 2, 2019, the Company invested RMB 1,000,000 (approximately $144,361) in Yantai Hengqingyuan Eco-Technology Co., Ltd. (“Hengqingyuan”), an environmental technology development company that was newly established in 2019, representing a 20% equity interest in Hengqingyuan. Yantai Guotai Investment Co., Ltd., a government-controlled entity, owned the other 80% equity interest of Hengqingyuan. The investment was accounted for as an equity method in accordance with ASC 323. The Company recognized its proportionate share of Hengqingyuan’s net loss in the amount of $17,023 into the consolidated statements of income and comprehensive income.

On December 31, 2019, the Company invested RMB 20,000,000 (approximately $2,870,758) in Yantai Jincai Eco-Technology Co., Ltd (“Jincai”), an environmental technology development company that was newly established in 2019, representing a 40% equity interest in Jincai. Yantai Caijin Investment Holdings Co. (“Caijin”), a government-controlled entity, owned the other 60% equity interest of Jincai. The investment was accounted for as equity method in accordance with ASC 323.

The tables below present the summarized financial information, as provided to the Company by the investees, for the unconsolidated entities accounted for by the equity method.

	December 31, 2019
	Hengqingyuan	Jincai
Current assets	$278,188	$7,176,896
Noncurrent assets	1,831,102	-
Current liabilities	8	-
Noncurrent liabilities	1,435,379	-
Equity	673,903	7,176,896

	Hengqingyuan	Jincai
	For the Period from August 2, 2019 (Date of Investment) through December 31, 2019.	For the Period from December 31, 2019 (Date of Investment) through December 31, 2019
Operating expenses	$(120,002)	$-
Loss from operations	(120,002)	-
Net loss	$(44,164)	$-

On March 20, 2020, Jincai entered into a loan agreement with Shanghai Pudong Development Bank to borrow approximately $14,100,000 (RMB 100,000,000) due on March 19, 2023 for business purpose. The loan bears an annual interest rate of approximately 5.225% payable monthly. The loan is guaranteed by Jincai’s owner, Caijin and Jinzheng. The loan is also jointly guaranteed by Yuebiao Li and his wife.

Note 10 – DEFERRED TAX ASSETS, NET

The components of the deferred tax assets are as follows:

	December 31, 2019	December 31, 2018
Deferred tax assets (liabilities), non-current
Unpaid accrued expenses	$56,262	$50,600
Warranty	49,594	49,090
Allowance for doubtful accounts	263,566	79,639
Others	(658,109)	424,735
Deferred tax assets (liabilities), non-current	(288,687)	604,064
Less: valuation allowance	-	-
Deferred tax assets (liabilities), non-current	$(288,687)	$604,064

Deferred taxation is calculated under the liability method in respect of taxation effect arising from all timing differences, which are expected with reasonable probability to realize in the foreseeable future. The Company’s subsidiary registered in the PRC is subject to income taxes within the PRC at the applicable tax rate.

Note 11 – LOANS

Loans and related guarantees are comprised of the following:

	December 31, 2019	December 31, 2018
Industrial and Commercial Bank of China, Yantai Economic Development Zone Branch	$3,014,296	$4,362,748
Bank of China, Yantai Bonded Port Area Branch	1,148,303	1,163,399
Huaxia Bank Co., Ltd., Yantai Xingfu Branch	-	1,454,250
Agricultural Bank of China, Yantai Laishan Branch	1,291,841	-
Postal Savings Bank of China, Yantai Laishan Branch	2,066,946	-
Qingdao Yikou Industrial Automation Equipment Co., Ltd.	83,252	157,059
Qingdao Hongjiatai Machinery Engineering Co., Ltd.	-	305,392
Yantai Guotai Investment Limited Company (“Yantai Guotai”)	-	727,125
Volkswagen Finance (China) Co., Ltd.	-	10,455
Total short term loans	7,604,638	8,180,428
Bank of Qingdao, Yantai Branch	-	3,635,623
Qingdao Metro Finance Leasing Co., Ltd.	4,306,138	3,635,623
ZGC Sci-Tech Leasing Co., Ltd	1,436,251	-
Volkswagen Finance (China) Co., Ltd.	-	23,638
Total loans	13,347,027	15,475,312
Less: short term loans and current portion of long term loans	11,809,449	10,867,111
Less: unamortized debt issuance costs	160,361	158,312
Long term loans - due over one year	$1,377,217	$4,449,889

On November 1, 2017, the Company entered into a loan agreement with the Bank of China, Yantai Bonded Port Area Branch to borrow approximately $1,230,000 (RMB 8,000,000) due on November 1, 2018 for working capital purposes. The loan bears an annual interest rate of 5.873% payable quarterly in arrears and pledged with an apartment owned by Yue Zhang. The loan was also jointly guaranteed by Yantai Runtai Medical Co., Ltd. (“Runtai”), Yuebiao Li and his wife, Xiaojun Chen, husband of Zhuo Zhang, and Yue Zhang. The Company paid off the loan in full on October 17, 2018. On October 29, 2018 the Company entered into another loan with the same bank in the amount of approximately $ 1,148,000 (RMB 8,000,000) due on October 28, 2019 for working capital purposes. On March 20, 2019 the Company paid off the loan in full and on March 21, 2019, the Company renewed the loan agreement with the same principal amount and extended the maturity to March 20, 2020. According the new agreement, the loan bears an annual interest rate of 4.860% payable quarterly and pledged with an apartment owned by Yue Zhang. The loan was also jointly guaranteed by Yuebiao Li and his wife.

On June 28, 2017, the Company entered into a loan agreement with the Huaxia Bank Co., Ltd. Yantai Xingfu Branch to borrow approximately $1,537,000 (RMB 10,000,000) at an annual interest rate of 5.655% payable monthly for the period from June 28, 2017 to June 28, 2018. The loan is guaranteed by Runtai, Yuebiao Li and his wife and Zhuo Zhang and her husband. In addition, the Company pledged certain inventories with original cost of approximately $3,111,000 (RMB 20,240,449). The Company paid off the loan in full on June 29, 2018. On July 3, 2018, the Company entered into another loan agreement with the same bank to borrow approximately $1,507,000 (RMB 10,000,000) at an annual interest rate of 5.655% payable monthly for the period from July 3, 2018 to July 3, 2019. The loan is guaranteed by Runtai. The Company paid off the loan on July 3, 2019.

On August 29, 2017, the Company entered into a loan agreement with Bank of Qingdao, Yantai Branch to borrow approximately $1,537,000 (RMB 10,000,000) for working capital purposes. The loan is due on August 28, 2018 with a fixed annual interest rate of 5.655%. The loan is guaranteed by Yantai Financing Guarantee Co., Ltd., Yuebiao Li and his wife, and Zhuo Zhang. The land use rights transferred from Yantai Aotesai Energy Ltd. were pledged to obtain the guarantee provided by Yantai Financing Guarantee Co., Ltd. The Company paid off the loan in full on May 7, 2018. On May 30, 2018, the Company entered into a three-year loan agreement with Bank of Qingdao, Yantai Branch to borrow approximately $3,894,514 (RMB 25,000,000) for the construction of a plant. The loan is due on May 30, 2021 with an annual interest rate of 6.5000% payable monthly. The loan was guaranteed by Yuebiao Li and pledged by the construction in progress of the Company with original book value of approximately $6,795,983 (RMB 46,731,900).

On September 28, 2017, the Company entered into a loan agreement to borrow approximately $4,610,845 (RMB 30,000,000) from Industrial and Commercial Bank of China, Yantai Economic Development Zone Branch, for the period from September 28, 2017 to September 25, 2018. The loan bears an annual interest rate of 5.003% and is pledged with a certificate of deposit in the amount of $5,100,000 using the funds from its IPO by Newater HK. The loan was repaid in full on September 30, 2018. On September 30, 2018, the Company entered into two loan agreements to borrow approximately $1,165,000 (RMB 8,000,000) and $3,204,000 (RMB 22,000,000) from the same bank, respectively. The Company paid off the loans in October 2019. On September 30, 2019 and December 9, 2019, the Company entered into two loan agreements to borrow approximately $1,824,459 (RMB13,000,000) and $1,136,846 (RMB8,000,000) from the same bank, respectively. These two loans bear annual interest rates of 4.350% and 4.785%, respectively, and are pledged with certificates of deposit in the total amount of $3,500,000 using the funds from the IPO by Newater HK. The amount of the certificates of deposit were included in restricted cash, current portion in the consolidated balance sheets.

On July 16, 2018, the Company entered into a loan agreement to borrow approximately $311,154 (RMB 2,080,000) from Qingdao Yikou Industrial Automation Equipment Co., Ltd. for the period from July 16, 2018 to July 15, 2019 with an annual interest rate of 5.500%. The Company repaid approximately $144,322 (RMB 1,000,000) on November 22, 2018, and $70,867 (RMB500,000) on August 9, 2019.

On July 13, 2018, the Company entered into a loan agreement to borrow approximately $1,032,374 (RMB 6,900,000) from Qingdao Hongjiatai Machinery Engineering Co., Ltd. for the period from July 13, 2018 to July 12, 2019 with an annual interest rate of 5.50%. The Company paid off this loan in full as of December 31, 2019.

On December 24, 2018, the Company entered into a loan agreement to borrow approximately $725,000 (RMB 5,000,000) from Yantai Guotai for the period from December 24, 2018 to December 13, 2019 with an annual interest rate of 9.000% payable monthly. The Company paid off this loan in full as of December 2019.

During the year ended December 31, 2018, the Company obtained three short-term loans from Yantai Zexin Environmental Science and Technology Co., Ltd. in the total amount of approximately $2,401,000 (RMB 16,000,000) for working capital purposed. These loans bear annual interest rates of 6.000% payable monthly. As of December 31, 2018, the Company has paid off the loans in full.

On November 8, 2017, the Company entered into two loans agreements with Volkswagen Finance (China) Co., Ltd. (“Volkswagen Loans”) in connection with acquisition of vehicles with net book value of $55,822 (RMB 363,200), which were pledged to secure the loans. The loans bear an effective interest rate of 9.090% per annum and are due in 24 months. The loans obtained pursuant to the agreements totaled $30,738 (RMB 200,000). For the years ended December 31, 2018 and 2017, the Company repaid in the total amount of approximately $17,835 (RMB 117,974) and $1,556 (RMB 10,131), respectively. On January 30, 2018, the Company entered into other three loans agreements with Volkswagen Finance (China) Co., Ltd. (“Volkswagen Loans II”) in connection with acquisition of vehicles with net book value of approximately $82,000 (RMB 561,000). The loans bear an effective interest rate of 9.690% per annum and are due in 24 months. The loans obtained pursuant to the agreements totaled $52,161 (RMB 330,000). For the year ended December 31, 2018, the Company repaid in the total amount of approximately $28,000 (RMB 167,457). The Company paid off the Volkswagen Loans in full as of December 31, 2019.

On September 16, 2019, the Company entered into a loan agreement to borrow approximately $1,292,000 (RMB 9,000,000) from Agricultural Bank of China, Yantai Laishan Branch, for the period from September 16, 2019 to August 27, 2020 with an annual interest rate of 4.785%. The loan is guaranteed by Yuebiao Li and Zhuo Zhang, and pledged by the Company’s Plant 1 factory located at 1 Ruida Road, Yantai City, Shandong Province and the Company’s gatehouse.

On September 11, 2019, the Company entered into a loan agreement to borrow approximately $2,068,000 (RMB 14,400,000) from China Post Savings Bank, Yantai Laishan Branch, for the period from September 11, 2019 to September 10, 2020 with an annual interest rate of 4.785%. The loan is guaranteed by Yuebiao Li, and pledged by the No. 3 office building located at 1 Ruida Road, Yantai City, Shandong Province and the Company’s gatehouse.

On April 28, 2018, the Company obtained a loan from Qingdao Metro Leasing Co., Ltd. (“Qingdao Metro Loan I”) in the amount of approximately $4,736,979 (RMB 30,000,000). The loan bears an annual interest rate of 6.00% payable quarterly and is due in 36 months. The loan is guaranteed by Yuebiao Li and his wife, Zhuo Zhang and her husband and pledged by the Company’s equipment in the original cost of approximately $6,019,799 (RMB 38,124,292). In addition, the loan is also pledged by the 30% equity ownership of Jinzheng owned by Newater HK. The Company paid a security deposit of approximately $473,698 (RMB 3,000,000) and debt issuance costs of approximately $284,219 (RMB 1,800,000) in cash. On January 15, 2019, the Company obtained another two-year loan from Qingdao Metro Leasing Co., Ltd (“Qingdao Metro Loan II”) in the amount of $4,440,245 (RMB30,000,000). The loan is guaranteed by Yuebiao Liand his wife, Zhuo Zhang and her husband and pledged by the Company’s equipment in the original cost of approximately $5,808,000 (RMB40,460,000) and accounts receivable from a customer. In addition, the loan is also pledged by the 30% equity ownership of Jinzheng owned by Newater HK. As of December 31, 2019, current portion of Qingdao Metro Loan I and Qingdao Metro Loan II totaled $3,593,445 (RMB25,034,817) and the long term portion totaled $712,692 (RMB4,965,183). The balance was presented in the balance of the accompanying consolidated balance sheet, including $122,280 (RMB851,900) of unamortized debt issuance costs which was included in the balance of loans due over one year in the accompanying consolidated balance sheet.

On March 29, 2019, the Company obtained a loan from ZGC Sci-Tech Leasing Co., Ltd. in the amount of approximately $1,936,000 (RMB 13,000,000). The loan bears an annual interest rate of 7.20% payable quarterly and is due in 36 months. The loan is pledged by the Company’s wastewater treatment equipment in the original cost of approximately $2,510,000 (RMB 17,486,660) and by the accounts receivable from two wastewater treatment projects. The loan is further guaranteed by Yuebiao Li and Zhuo Zhang. As of December 31, 2019, current portion of the loan totaled $611,364 (RMB 4,259,253) and the long term portion totaled $824,886 (RMB 5,746,819). The balance was presented in the balance of the accompanying consolidated balance sheet, including $38,081 (RMB265,303) of unamortized debt issuance costs, which were included in the balance of loans due over one year in the accompanying consolidated balance sheet.

As of December 31, 2019, the Company’s future loan obligations according to the terms of the loan agreement are as follows:

2020	$11,809,449
2021	1,368,457
2022	169,122
2023	-
2024 and thereafter	-
Total	$13,347,028

During the year ended December 31, 2019, the total interest cost incurred was $1,430,295, of which $1,087,051 was recognized as expense and $343,244 was capitalized in the construction of property, plant and equipment. During the years ended December 31, 2018 and 2017, the total interest cost incurred and charged to expense was $658,290 and $242,707, respectively.

Note 12 – OPERATING LEASE

The Company entered into various operating lease agreements for agencies outside Yantai City, Shangdong Province, and its old factory in Yantai City. The remaining lease term of the Company’s leases ranges from approximately 4 to 36 months. The estimated effect of lease renewal and termination options, as applicable, was included in the consolidated financial statements in current period.

The Components of lease expense were as follows:

For the year ended December 31, 2019

Operating lease Cost:
Amortization of right-of-use assets	$41,935
Interest on lease liabilities	7,891
Total long term operating lease cost	49,826

Short term operating lease cost	$52,632

Supplemental cash flow information related to leases was as follows:

For the year ended December 31, 2019

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases	$75,960

Right-of-use assets obtained in exchange for new lease obligations
Operating leases	$36,773

Supplemental balance sheet information related to leases was as follows:

For the year ended December 31, 2019
Operating lease right-of-use assets	141,016

Operating lease liabilities-current	56,852
Operating lease liabilities, non-current	68,420
Total operating lease liabilities	125,272

Weighted-average remaining lease term	2.81

Weighted-average discount rate	6.00%

The following table summarizes the maturity of our operating lease liabilities as of December 31, 2019:

2020	$62,520
2021	35,884
2022	35,884
Thereafter	-
Total	134,288
Less: imputed interest	9,016
Total lease liabilities	$125,272

Note 13 – RELATED PARTY TRANSACTIONS

The Company had transactions with the following related parties in the years ended December 31, 2019, 2018 and 2017:

Name of Related Party	Nature of Relationship
Yuebiao Li	Principal shareholder, Chairman of the Board and Chief Executive Officer (“CEO”)

Zhuo Zhang	Principal shareholder, Director, Chief Financial Officer (“CFO”)

Yue Zhang	Principal shareholder, Zhuo Zhang’s sister

Xiaojun Chen	Husband of Zhuo Zhang

Heilongjiang Binteer Environmental Protection Equipment Manufacturing Co., Ltd. (“Heilongjiang Binteer”)	Established by Yuebiao Li, in May 2014, Mr. Li transferred his 60% equity interest to his brother, Yuefeng Li. Yuefeng Li then transferred his 60% equity interest to a third party individual for zero consideration in March 2016.

Daqing Wanjieyuan Water Treatment Equipment Sales Co., Ltd. (“Daqing Wanjieyuan”)	Controlled by Yuebiao Li, the entity was dissolved in June 2017.

Mojie Technology (Beijing) Co., Ltd. (“Mojie”)	Established and controlled by Yuebiao Li and Zhuo Zhang. All of the equity interest was transferred to a third party in July 2015. The entity was dissolved in February 2019.

Yantai Jinna Commerce Co., Ltd. (“Jinna”)	Significantly influenced by Yue Zhang, principal shareholder and sister of Zhuo Zhang. Jinna was dissolved during 2016.

Shandong Jinmo Recycled Water Resource Co., Ltd. (“Jinmo”)	A subsidiary that was incorporated on March 19, 2015 and disposed on December 8, 2016 for consideration of RMB 220,000 (approximately $31,678) to Entity A.

Yantai Hengqingyuan Eco- Technology Co., Ltd (“Hengqingyuan”)	Jinzheng holds 20% equity interest.

Yantai Jincai Eco-Technology Co., Ltd (“Jincai”)	Jinzheng holds 40% equity interest.

Entity A and its subsidiaries	Entity A is 45% owned by Entity D

Entity B	Significantly influenced by the Company

Entity C	Significantly influenced by the Company

Entity D and its subsidiary	Significantly influenced by the Company

Revenues from related parties and accounts receivable - related parties, net

The Company primarily provides products such as membranes, components and wastewater filtration equipment to Heilongjiang Binteer, Hengqingyuan, Entity A and its subsidiaries, and Entity D’s subsidiary. For the years ended December 31, 2019, 2018 and 2017, the Company generated total net related party revenues in the amount of $13,857,014, $21,066,741 and $9,146,994, respectively. The net accounts receivable from related parties amounted to $2,392,087 and $1,948,009 as of December 31, 2019 and 2018, respectively.

Net revenues from related parties consisted of the following:

	For the Years Ended December 31,
	2019	2018	2017
Heilongjiang Binteer	$6,792	$-	$-
Hengqingyuan	1,921,811	-	-
Entity A and its subsidiaries	11,030,663	20,750,159	8,917,627
Entity B	-	107,894	229,367
Entity D’s subsidiary	897,748	208,688	-
Net revenues from related parties	$13,857,014	$21,066,741	$9,146,994

Accounts receivable from related parties consisted of the following:

	For the Years Ended December 31,
	2019	2018
Entity A and its subsidiaries	$1,460,103	$1,286,405
Entity B	624,312	661,604
Entity D’s subsidiary	931,984	-
Accounts receivable from related parties	3,016,399	1,948,009
Less: allowance for doubtful accounts	(624,312)	-
Accounts receivable from related parties, net	$2,392,087	$1,948,009

The movement of allowance for doubtful accounts for accounts receivable from related parties consisted of the following:

	For the Years Ended December 31,
	2019	2018
Allowance for doubtful account, beginning balance	$-	$135,946
Increase	624,312	-
Decrease	-	(128,631)
Effects of foreign exchange rate	-	(7,315)
Allowance for doubtful accounts, ending balance	$624,312	$-

Advances from customers - related parties

As of December 31, 2019 and 2018, advances from customers - related parties amounted to $7,254,968 and $586,719, respectively, as follows:

	For the Years Ended December 31,
	2019	2018
Entity A and its subsidiaries	$72,904	$583,894
Heilongjiang Binteer	5,167	-
Entity D’s subsidiary	-	2,825
Jincai	7,176,897	-
Advances from customers – related parties	$7,254,968	$586,719

Materials supplied by related parties, service provided by related parties and accounts payable to related parties

The Company purchased membrane modules, membrane filters, and other components of water treatment equipment from Entity D’s subsidiary. For the years ended December 31, 2019, 2018 and 2017, the total purchase from related parties amounted to $2,112,484, $1,592,537 and $0, respectively. The Company also subcontracted wastewater treatment service to Entity C, Entity D’s subsidiaries, Entity A and its subsidiary. For the years ended December 31, 2019, 2018 and 2017, the services provided by related parties amounted to $12,240,479, $11,488,801 and $1,728,642, respectively. The balance of accounts payable to related parties was $5,225,004 and $3,389,148 as of December 31, 2019 and 2018, respectively.

Materials supplied by related party consisted of the following:

	For the Years Ended December 31,
	2019	2018	2017
Entity D’s subsidiary	$2,112,484	$1,592,537	$-
Total	$2,112,484	$1,592,537	$-

Services provided by related parties consisted of the following:

	For the Years Ended December 31,
	2019	2018	2017
Entity C	$2,536,720	$5,279,255	$1,728,642
Entity A and its subsidiary	7,521,286	5,918,396	-
Entity D’s subsidiaries	2,182,473	291,150	-
Total	$12,240,479	$11,488,801	$1,728,642

Accounts payable - related parties consisted of the following:

	December 31,
	2019	2018
Entity C	$1,318,692	$1,985,136
Entity A and its subsidiary	2,537,333	1,197,328
Entity D’s subsidiaries	1,368,979	206,684
Accounts payable – related parties	$5,225,004	$3,389,148

Cost of revenues from related parties – related parties

During the years ended December 31, 2019, 2018 and 2017, materials purchased from and services provided by related parties in the total amount of $1,450,627, $5,669,252 and $0, respectively, were included in cost of revenues from related parties.

Cost of revenues from related parties consisted of the following:

	For the Years Ended December 31,
	2019	2018	2017
Entity C	$-	$4,296,375	$-
Entity D’s subsidiary	1,450,627	1,372,877	-
Total	$1,450,627	$5,669,252	$-

Deposit - related party

During the year ended December 31, 2018, the Company paid $10,180 to Entity A as security deposit for bidding projects, which was included in deposit - related party in the accompanying consolidated balance sheets. During the year ended December 31, 2019, the Company received deposit in full. As of December 31, 2019 and 2018, the balances of deposit - related party was $0 and $10,180.

Due to/from related parties

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business, expense related parties paid on behalf of the Company as well as the loans the Company obtained from related parties for working capital purposes. The loans owed to the related parties are interest free, unsecured and repayable on demand.

For the year ended December 31, 2018, Yuebiao Li and Zhuo Zhang paid operating expenses on behalf of the Company in the amount of $9,703 and these payments were fully reimbursed. For the year ended Decmeber 31, 2019, Yuebiao Li and Zhuo Zhang borrowed traveling expenses from the Company that were fully reimbursed as of December 31, 2019. As of December 31, 2019 and 2018, the balance due to/from Yuebiao Li and Zhuo Zhang was $0.

Note 14 – INCOME TAXES

British Virgin Islands (“BVI”)

Under the current laws of BVI, Newater Technology is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

United States

The Company’s subsidiary, Newater America is incorporated in the State of Delaware and is subject to United States Federal and state income tax at a statutory rate of 21%. No provision for the U.S Federal income tax has been made as Newater America had no taxable income in this jurisdiction for the reporting periods.

Hong Kong

The Company’s subsidiary, Newater HK, is incorporated in Hong Kong and has no operating profit or tax liabilities during the period. Newater HK is subject to tax at 8.25% on assessable profits up to $256,410 (HK$2,000,000) and 16.5% on any part of assessable profits over $256,410 for the year ended December 31, 2019 and 2018, and 16.5% of the estimated assessable profit for the years ended December 31, 2017.

PRC

The Company’s subsidiaries, Jinzheng, Jinda, Jinzheng – Xi’an and Yantai Nuclear-Power are incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. According to the tax law, entities that qualify as high technology enterprises (“HNTE”) supported by the PRC government are allowed a 15% preferential tax rate instead of the uniform tax rate of 25%. The qualification of HNTE will be renewed after evaluation by relevant government authorities every three years.

For the years ended December 31, 2019, 2018 and 2017, Jinzheng was qualified as HNTE and is entitled to the preferential tax rate of 15%.

The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2019	2018	2017
Current	$571,198	$1,775,477	$788,815
Deferred	892,547	(118,198)	(312,997)
Total	$1,463,745	$1,657,279	$475,818

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2019	2018	2017
HK statutory income tax rate	8.25%	8.25%	16.50%
Valuation allowance recognized with respect to the loss in the HK company	(8.25)%	(8.25)%	(16.50)%
PRC statutory income tax rate	25.00%	25.00%	25.00%
Effect of income tax exemptions and reliefs	-	(8.53)%	(10.00)%
Effect of additional deduction allowed for R&D expense	(5.31)%	(4.39)%	(2.74)%
Effect of expenses not deductible for tax purposes	4.67%	1.44%	0.81%
Others	(1.40)%	-	2.45%
Total	22.96%	13.52%	15.52%

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2019 and 2018.

Note 15 – STATUTORY RESERVES

According to the Company Law in the PRC, companies are required to set aside 10% of their after-tax profit to general reserves each year, based on the PRC accounting standards, until the cumulative total of such reserves reaches 50% of the registered capital. These general reserves are not distributable as cash dividends to equity owners. The Company had appropriated $2,267,219 and $1,765,711 to statutory reserves as of December 31, 2019 and 2018, respectively.

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

Note 17 – EARNINGS PER SHARE

The following table presents a reconciliation of basic and diluted net income per share for the years ended December 31, 2019, 2018 and 2017:

	For the Years Ended December 31,
	2019	2018	2017
Net income available to common shareholders for basic and diluted net income per common share	$4,311,547	$7,211,429	$2,590,931
Weighted average common shares outstanding – basic	10,809,000	10,809,000	9,864,479
Effect of dilutive securities:
Warrants issued to third party	-	-	-
Weighted average common shares outstanding – diluted	10,809,000	10,809,000	9,864,479
Net income per common share – basic	$0.40	$0.67	$0.26
Net income per common share – diluted	$0.40	$0.67	$0.26

Note 18 – CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS AND SUPPLIERS

Customers

For the years ended December 31, 2019, 2018 and 2017, customers accounting for 10% or more of the Company’s revenue were as follows:

	For the Years Ended December 31,
Customer	2019		2018		2017
Everbright Environmental Energy (Jinan) Co., Ltd	12.81%		*	%	* %
Entity A, a related party	28.21%		40.25%		35.19%
Government of Jiangshan Town, Laixi District, Qingdao City, Shandong Province, PRC (“Jiangshan Town”)	*	%	35.87%		31.70%
Beijing Aritime Intelligent Control Co., Ltd. (“Beijing Aritime”)	*	%	*	%	13.34%

*	Less than 10%

Liaoning Beifang Environmental Protection Co., Ltd, Jiangshan Town, and Changchun Guangtaiyuan Environmental Protection Technology Co., Ltd accounted for 25.20% and 11.89% and 10.17% of the total current outstanding accounts receivable as of December 31, 2019, respectively.

Jiangshan Town, Liaoning Beifang Environmental Protection Co., Ltd., Yantai Urban Administration Bureau and Entity A’s subsidiary, a related party, accounted for 29.18%, 11.32%, 12.76% and 10.22% of the total current outstanding accounts receivable as of December 31, 2018, respectively.

Suppliers

For the years ended December 31, 2019, 2018 and 2017, suppliers accounting for 10% or more of the Company’s purchase were as follows:

	For the Years Ended December 31,
Supplier	2019		2018		2017
Dalian Huarui Heavy Industry Group Limited by Share Ltd. (“Dalian Huarui”)	*	%	*	%	43.35%
Entity A, a related party	12.47%		14.70%		*	%

Entity A, a related party, and Entity C, a related party accounted for 10.26% and 19.75% of the total accounts payable and bank acceptance notes to vendors as of December 31, 2019, respectively.

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

The net revenues consist of the following:

	For the Years Ended December 31,
	2019	2018	2017
Products	$2,152,846	$1,387,955	$3,771,573
Projects	16,906,709	6,223,293	4,425,596
Services	4,657,423	18,362,715	7,995,334
Net revenues	23,716,978	25,973,963	16,192,503
Products – related parties	796,121	304,938	229,367
Projects – related parties	13,060,893	20,761,803	8,917,627
Net revenues from related parties	13,857,014	21,066,741	9,146,994
Total net revenues	$37,573,992	$47,040,704	$25,339,497

All of the Company’s long-lived assets are located in the PRC.

Note 20 – CONTINGENCIES

The Company provided two guarantees for the loans borrowed by Yantai Runtai Medical Co., Ltd. from Weihai Commercial Bank in the amount of approximately $782,607 (RMB5,000,000) and $737,800 (RMB5,000,000) for the period from June 7, 2018 and May 9, 2020 until two years after the due date of the loan, respectively.

The Company provided a guarantee for a loan borrowed by Jincai from Shanghai Pudong Development Bank in the amount of approximately $14,427,932 (RMB100,000,000) for a period from March 9, 2020 until two years after the due date of the loan.

In November 2017, Beijing Tiandiren Environ-Tech Company Limited brought a lawsuit against Jinzheng in Beijing Intellectual Property Court in Beijing, China, alleging that Jinzheng infringed their patent on manufacturing DTNF membranes. The plaintiff claimed total damages in the amount of $153,695 (RMB 1,000,000). The Company is vigorously defending itself against the claim and has filed an application for invalidation to the patent review committee of the State Intellectual Property Office (“SIPO”). On March 19, 2019, SIPO has declared the claimed patent to be wholly invalid. On April 29, 2019, Beijing Intellectual Property Court rejected the claim in the first instance.

Note 21 – SUBSEQUENT EVENTS

In January 2020, the Company and Caijin invested additional RMB 20,000,000 (approximately $2,873,000) and RMB30,000,000 (approximately $4,310,000) in Jincai, respectively. The equity interest of Jincai owned by the Company remained at 40% as disclosed in Note 9.

On February 18, 2020, the Company entered into a loan agreement with Bank of China, Yantai Bonded Port Area Branch, to borrow approximately $1,146,000 (RMB 8,000,000). The loan bears an annual interest rate of 4.25% payable quarterly and pledged with an apartment owned by Yue Zhang. The loan is guaranteed by Yuebiao Li and his wife.

On March 24, 2020, the Company entered into a loan agreement with China CITIC Bank, Laishan Branch, to borrow approximately RMB 20,000,000 (approximately $2,819,000), for the period from March 24, 2020 to March 23, 2021 with an annual interest rate of 5.000%. In addition, the loan is guaranteed by Yuebiao Li and his wife and is pledged with the Company’s plant 2 located in Laishan District, Yantai City, Shandong Province with real property ownership and relevant land use right.

During the subsequent period, the Company repaid a total of $2,773,160 for Qingdao Metrol Loan I and II, Qingdao Yikou Industrial Automation Technology Co., Ltd, ZGC Sci-Tech Leasing Co., Ltd and loans borrowed from Bank of China, Yantai Bonded Port Area Branch.

On May 29, 2020, the Company acquired 40% of equity interest in Yantai Jinyu Eco-Technology Co., Ltd. (“Yantai Jinyu”), an environmental technology development company that was newly established in May 2020. The subscription capital for the Company is RMB 20,000,000 (approximately $2,797,951). As of the filing date, the investment has not been made.

The outbreak of the COVID-19 pandemic in China starting from the ending of 2019 has posed limitations to the Company’s normal operating routine. The Company followed the restrictive measures implemented in China, by suspending onsite operation until February 2020, when the Company started to gradually resume normal operation. The Company has experienced suspension of operations, interruption of supply chain and decline in demand by the Company’s customers. Consequently, the COVID-19 pandemic may adversely affect the Company’s business operations, financial condition and operating results in the first quarter of 2020, including but not limited to material negative impact to the Company’s total revenues, slower collection of accounts receivables and significant impairment to the Company’s equity investments. Due to the high uncertainty of the evolving situation, the Company has limited visibility on the full impact brought upon by the COVID-19 pandemic and the related financial impact cannot be estimated at this time.