Form 20-F/A
period 2019-12-31
Newater Technology, Inc.
filed 2020-06-17
CIK 1678022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes  ☐    No ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends the annual report on Form 20-F of Newater Technology, Inc, (“Newater”) for the fiscal year ended December 31, 2019, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on June 8, 2020 (the “Form 20-F”). This Form 20-F/A is being filed to confirm Newater is relying on the SEC’s March 4, 2020 Order (Release No. 34-88318), as modified on March 25, 2020 (Release No. 34-88465) (the “SEC Order”), and to state the reasons why Newater was unable to comply with the original filing deadline for the Form 20-F as required by the SEC Order.

No other changes have been made to the Form 20-F. The Form 20-F, as amended by this Form 20-F/A, speaks as of the original filing date of the Form 20-F, is not intended to reflect events that may have occurred subsequent to the original filing date of the Form 20-F, and is not intended to update in any way the disclosures made in the Form 20-F.

RELIANCE ON SEC ORDER

As we previously reported in our current report on Form 6-K as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2020, the filing of this Annual Report for the period ended December 31, 2019 (“the 2019 Annual Report”) was delayed due to circumstances related to COVID-19 and we are relying on the SEC Order (as defined below).

On March 4, 2020, the SEC issued an order under Section 36 (Release No. 34-88318) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), granting exemptions from specified provisions of the Exchange Act and certain rules thereunder. On March 25, 2020, the order was modified and superseded by a new SEC order (Release No. 34-88465) which provides conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus (“COVID-19”) outbreak (the “SEC Order”).

We conduct our business operations throughout China, with our headquarters located in Yantai. In accordance with the epidemic control measures imposed by the local authorities related to COVID-19 since February 2020, our manufacturing facilities remained closed until after the Chinese New Year holiday (January 24-February 2, 2020) until February 10, 2020. Further, our corporate headquarters in Yantai, where our management is located, did not resume normal operations until February 29, 2020. In addition, COVID-19 caused severe disruptions in transportation and limited access to our facilities resulting in limited support from our staff and professional advisors, including our auditor, which prevented them from completing their audit procedures as scheduled. This, in turn, delayed our ability to complete our audit and prepare the 2019 Annual Report and file it by the original filing deadline of April 30, 2020. In accordance and in compliance with the SEC Order, we filed the 2019 Annual Report on June 8, 2020, prior to the extended June 14, 2020 filing deadline as set forth in the SEC Order.

We acted in accordance with local epidemic control measures, and issued stringent rules on employee health and virus protection to ensure the health of our employees, while trying to sustain productivity during the pandemic. Further, we believe we took all possible measures to overcome the adverse impact derived from the COVID-19 outbreak related to the annual audit and filing of the 2019 Annual Report.

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

SIGNATURES

The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEWATER TECHNOLOGY, INC.

By:	/s/ YUEBIAO LI
Yuebiao Li
Chief Executive Officer

Date: June 17, 2020

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