Form 20-F
period 2020-12-31
Newater Technology, Inc.
filed 2021-05-03
CIK 1678022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2020

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

Yes ☐  No ☐

i

Defined Terms and Conventions

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	The terms “we,” “us,” “Company” “our company,” and “our” refer to Newater Technology, Inc. and its wholly-owned subsidiaries;

●	Newater Technology, Inc., a British Virgin Islands company (“Newater Technology” when referring solely to our British Virgin Islands listing company);

●	Newater HK Limited, a Hong Kong company wholly-owned by Newater Technology (“Newater HK”);

●	Yantai Jinzheng Eco-Technology Co., Ltd, a wholly-owned subsidiary of Newater HK (“Jinzheng”);

●	Jinda Eco-Technology (Hainan) Co., Ltd (“Jinda”), a wholly-owned subsidiary of Newater HK;

●	Shaanxi Jinyu Zhengde Evironmental Engineering Co., Ltd (“Jinyu”), a wholly-owned subsidiary of Jinzheng;

●	Shandong Jince Environmental Design Institute Co., Ltd (“Jince”), a wholly-owned subsidiary of Jinzheng;

●	Shandong Kasong Construction Engineering Co., Ltd (“Shandong Kasong”), a wholly-owned subsidiary of Jinzheng;

●	Yantai Nuclear-Power R&D Center & Water Treatment Research Institute Co., Ltd (“Yantai Nuclear-Power”), a 70% owned subsidiary of Jinzheng;

●	Lancao (Shanghai) Enterprise Management Co., Ltd (“Shanghai Lancao”), a 51% owned subsidiary of Jinzheng;

●	Yantai Jinyu Eco-Technology Co., Ltd (“Yantai Jinyu”), a 40% owned subsidiary of Jinzheng;

●	Yantai Hengqingyuan Eco-Technology Co., Ltd (“Hengqingyuan”), a 20% owned subsidiary of Jinzheng;

●	Yantai Jincai Eco-Technology Co., Ltd (“Jincai”), a 10% owned subsidiary of Jinzheng;

●	Shandong Yatai Water Engineering Co., Ltd (“Shandong Yatai”), previosuly a wholly-owned sub-subsidiary of Jinzheng;, which was sold to Shandong Yunze Construction Engineering Co., Ltd on April 15, 2021;

●

Shandong Hetong Water Engineering Co., Ltd (“Shandong Hetong”), previosuly a wholly-owned sub-subsidiary of Jinzheng, which was sold to Shandong Zhuoyu Construction Engineering Co., Ltd on April 1, 2021;

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

In the table below, we provide the summary financial data of our company. The selected consolidated statements of income and comprehensive income data for the years ended December 31, 2020, 2019 and 2018, and the selected consolidated balance sheets data as of December 31, 2019 and 2018 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated balance sheets data as of December 31, 2017 and 2016 are derived from our audited consolidated financial statements, which are not included in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical statements and notes.

Selected Consolidated Statements of Income and Comprehensive Income Data

	For the years ended December 31,
	2020	2019	2018	2017	2016

Net revenue	$26,350,543	$23,716,978	$25,973,963	$16,192,503	$6,425,338
Net revenue from related parties	24,808,223	13,857,014	21,066,741	9,146,994	5,854,383
Subtotal of revenue	51,158,766	37,573,992	47,040,704	25,339,497	12,279,721
Cost of revenues	30,284,897	20,233,998	20,474,072	17,199,866	7,182,081
Cost of revenue from related parties	706,401	1,450,627	5,669,252		556,692
Subtotal of cost of revenue	30,991,298	21,684,625	26,143,324	17,199,866	7,738,773
Gross profit	20,167,468	15,889,367	20,897,380	8,139,631	4,540,948
Total operating expenses	13,143,993	10,148,039	12,025,924	5,452,349	3,146,521
Income from operations	7,023,475	5,741,328	8,871,456	2,687,282	1,394,427
Other expenses (income)
Government grants	(1,985,061)	(946,164)	(627,748)	(513,538)	(1,750,726)
Interest income	(73,344)	(38,328)	(26,632)	(112,592)	(5,091)
Interest expenses	1,757,396	1,087,051	658,290	242,707	155,553
Investment loss	560,969	17,023	-	-	-
Other expenses(income)	215,501	(153,546)	(1,162)	3,956	12,534
Total other expense(income)	475,461	(33,964)	2,748	(379,467)	(1,587,730)
Income before provision for income taxes	6,548,014	5,775,292	8,868,708	3,066,749	2,982,157
Income tax provisions	985,253	1,463,745	1,657,279	475,818	548,437
Net income	$5,562,761	$4,311,547	$7,211,429	$2,590,931	$2,433,720
Earnings(loss) per shares
Basic	$0.51	$0.40	$0.67	0.26	0.28
Diluted	$0.51	$0.40	$0.67	0.26	0.28

Selected Balance Sheets Data

	As of December 31,
	2020	2019	2018	2017	2016
Cash and cash equivalents	$4,462,530	$9,944,765	$2,461,501	$3,118,080	$1,484,762
Total current assets	61,026,897	46,464,700	39,535,357	31,634,747	14,063,217
Total non-current assets	32,208,964	31,595,496	22,216,775	13,710,900	3,528,207
Total assets	93,235,861	78,060,196	61,752,132	45,345,647	17,591,424
Total current liabilities	54,271,561	45,305,700	30,258,610	24,343,309	6,838,202
Total non-current liabilities	112,808	1,777,385	4,449,889	11,050	-
Total liabilities	54,384,369	47,083,085	34,708,499	24,354,359	6,838,202
Total shareholders’ equity	38,851,492	30,977,111	27,043,633	20,991,288	10,753,222
Total liabilities and shareholders’ equity	$93,235,861	$78,060,196	$61,752,132	$45,345,647	$17,591,424

Exchange Rate Information

Our business is conducted in China, and the financial records of Jinzheng are maintained in RMB, its functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive income (loss). The consolidated balance sheet amounts, with the exception of equity at December 31, 2020 and 2019 were translated at RMB6.5277 and RMB 6.9668 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and comprehensive income and cash flows for the years ended December 31, 2020, 2019 and 2018 were RMB6.9001,, RMB 6.9072 and RMB 6.6146 to $1.00, respectively.

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

Labor costs in China have increased with China’s economic development, including Yantai where most of our offices are based. Rising inflation in China is also putting pressure on wages. Wage costs for our employees form a significant part of our costs. For instance, in 2020, 2019 and 2018, our compensation and benefit costs for our employees were $2.4 million, $4.2 million and $6.8 million, respectively. These amounts accounted for 5%, 11% and 14% of our total revenues for the years ended December 31, 2020, 2019 and 2018, respectively. In addition, we are required by Chinese laws and regulations to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated governmental agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase, particularly as we seek to remain competitive in retaining the quality and number of employees that our business requires. In addition, the future issuance of equity-based compensation to our professional staff and other employees would also result in additional stock dilution for our shareholders. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products, projects and services, our profitability and results of operations may be materially and adversely affected. Furthermore, the Chinese government has promulgated new laws and regulations to enhance labor protections in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

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

In 2020, 48% of our sales revenues or $24,808,223 was generated from related parties. In the event the related parties do not purchase our products to the same extent as in 2020 our revenues will likely decrease, and our business, financial condition and results of operation may be materially and adversely affected.

Collectability of our accounts receivable has adversely impacted our operating cash flow, and may continue to do so.

We reported cash flow used in operations in the amount of $22,632,721 for the year ended December 31, 2020. We reported cash flow provided by operations in the amount of $13,291,596 for the year ended December 31, 2019 and cash flow used in operations in the amount of $2,383,550 for the year ended December 31, 2018. As of December 31, 2020 and 2019, the balance of net accounts receivable from third parties were $18,038,582 and $11,293,625, respectively; and the net accounts receivable from related parties as of December 31, 2020 and 2019 were $8,806,238 and $2,392,087, respectively. If the accounts receivable cannot be collected on time, or at all, a significant amount of bad debt expense will occur, and our business, financial condition and results of operation may be materially and adversely affected.

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

Our inventory includes raw materials, work-in progress products and finished goods. As of December 31, 2020, our inventory was $21,737,156. Inventory turnover for the year ended December 31, 2020 was 209 days. As our markets are competitive and subject to rapid technology and price changes, there is a risk that we will project demands incorrectly and order or produce incorrect amounts of inventories or not fully utilize our purchase commitments. If we fail to accurately project demands and build inventories, our business, financial condition and results of operation may be materially and adversely affected.

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

In 2020, approximately 80% of our revenues were realized from three geographic markets, with approximately 65%, 9%, and 6% of our revenues from clients located in the Shandong Province, Inner Monaolia, and Jilin Province, respectively. Accordingly, we are subject to risks related to the economies of these geographic markets. In addition, the geographic concentration of our primary clients suggests that region-specific legislations, taxation and natural disasters such as earthquakes could adversely affect us and our financial performance. A slowdown in wastewater treatment demand or economic growth in these regions could result in a material decline in our business, financial condition and results of operation.

We face certain risks in collecting our accounts receivable and we have a small number of customers who account for a significant amount of our revenues, the failure to collect could have a material adverse effect on our business.

With the recent expansion of our business, our accounts receivable has increased. At the end of 2020 and 2019, our net accounts receivable from both third parties and related parties were $26,844,820 and $13,685,712, respectively. These amounts represented 52% of our total revenues in 2020 and 36% of our total revenues in 2019. In 2020, accounts receivable turnover was 147 days, and in 2019 it was 98 days.

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

We increased our number of full-time employees from 75 at December 31, 2015, to 216 at December 31, 2020, and our total revenues from $7 million in 2015, to $51 million in 2020. This expansion has resulted, and will continue to result, in substantial demands on our managerial, administrative, operational, financial and other resources. Furthermore, we intend to grow by expanding our business reach, penetrating markets with our existing products, developing new products and expand our targeted markets such as industrial park wastewater treatment, municipality wastewater recycling, and seawater desalination. To cope with this growth, we must improve our existing administration, adopt new systems, enhance our financial oversight and management controls and further grow, train and manage our work force.

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

We plan to grow by expanding our business reach, penetrating markets with our existing products, developing new products and grow our targeted markets such as industrial park wastewater treatment, municipality wastewater recycling, seawater desalination, coal mine drainage treatment and steel coking wastewater treatment. However, many risks to this plan exist, including results of marketing campaigns, competition from similar businesses, and results outcome of our research and development investments. We cannot, therefore, assure you that we will be able to successfully overcome such risks and grow our business as planned. Failure in our growth strategy may have a negative impact on our growth, future financial condition, and results of operations or cash flows.

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

We own 83 patents in China covering our wastewater treatment technology, and we rely on a combination of patent, computer software copyrights, trademark, domain names and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights.

The process of seeking patent protection on future patents can be lengthy and expensive, our patent applications may be rejected, and our existing and future patents may be insufficient to provide us with sufficient protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

Implementation of Chinese intellectual property-related laws have historically been ineffective, primarily due to ambiguities in Chinese laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as those in the United States or other developed countries. Furthermore, indemnifying unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend our patents. Such litigations and its results could cause substantial costs and diversion of resources and management attention, which could harm our business and growth.

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

Our liquidity relies significantly on short-term borrowings. For the years ended December 31, 2020, 2019 and 2018, cash provided by borrowings from third-parties was $25,405,697, $7,454,711and $11,493,557, respectively. Financing may not be available to us on favorable terms, if at all. If we are unable to obtain short-term financing in an amount sufficient to support our operations, it may be necessary, to suspend or curtail our operations, which would have a material adverse effect on our business and financial condition. In that event, current stockholders would likely experience a loss of most of or all of their investment.

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

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our common shares in the foreseeable future. Although we have achieved net profitability in 2020, we cannot assure that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows from operating activities. Furthermore, there is no assurance that our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our common shares in the future, we will be dependent, in large part, on receipt of funds from Jinzheng for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations as described herein. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our Company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from Jinzheng and Jinda. See “Dividend Policy.”

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

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into registered capital, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2020 and 2019, the accumulated appropriations to statutory reserves amounted to $2,941,715 and $2,267,219, respectively.

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

Pursuant to Company Law of P.R. China (2018 Revision), the Foreign Investment Law of the PRC and the Regulations for Implementation the Foreign Investment Law of the PRC, our Chinese subsidiaries are required to allocate a portion of its after-tax profits, to the statutory reserve fund, and in its discretion, to the staff welfare and bonus funds. No lower than 10% of an enterprise’s after tax-profits should be allocated to the statutory reserve fund. When the statutory reserve fund account balance is equal to or greater than 50% of the registered capital, no further allocation to the statutory reserve fund account is required. Our Chinese subsidiaries can determine, in their own discretion, the amount contributed to the staff welfare and bonus funds. The staff welfare and bonus fund is used for the collective welfare of the staff of our Chinese subsidiaries. These reserves represent appropriations of retained earnings determined according to Chinese law.

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

However, the application of the New M&A Rule remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope and applicability of the CSRC approval requirement. Our Chinese counsel, GFE Law Office, has given us the following advice, based on their understanding of current Chinese laws and regulations:

●	At the time of our equity interest acquisition, as the acquiree, Jinzheng was not related to or connected with the acquirer, Newater HK. Accordingly, we did not need the approval from MOFCOM. In addition, we have received all relevant approvals and certificates required for the acquisition;

●	the CSRC approval under the New M&A Rule only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in Chinese domestic companies, or the SPV-domestic company share swap, due to the fact there has not been any SPV-domestic company share swap in our corporate history, Newater Technology does not constitute a SPV that is required to obtain approval from the CSRC for overseas listing under the New M&A Rule; and

●	In spite of the lack of clarity on this issue, the CSRC has not issued any definitive rule or interpretation regarding whether offerings like our initial public offering are subject to the New M&A Rule.

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

The Chinese government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China, which may take as long as six months in the ordinary course. We receive the majority of our revenues in Renminbi. Under our current corporate structure, our income is derived from payments from our Chinese subsidiaries. Shortages in the availability of foreign currency may restrict the ability of Jinzheng and Jinda to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. See “Regulation – Regulations on Foreign Currency Exchange and Dividend Distribution.”

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

Jinzheng received the following subsidies in 2020:

●	RMB 100,000 subsidy from Yantai Industry & Information Bureau for the silver award in the industrial design competition;

●	RMB 500,000 subsidy from Yantai Science & Technology Bureau as a superior enterprise in the Small & Medium Enterprise Innovation Competitive Plan;

●	RMB 5,600,000 subsidy from Yantai Science & Technology Bureau as one of the first batch major sci-tech innovation project for its wastewater recycling integrated equipment based on DTRO technology;

●	RMB 68,291.74 from People’s Government of Yantai as financial aid for combating Covid-19;

●	RMB 1,000,000 subsidy from Yantai Science & Technology Bureau as one of the major sci-tech innovation project for its high-efficiency and separation filtration technology in eco-chemical industry;

●	RMB 1,860,000 from the Bureau of Finance of Laishan District as financial aid in research and development;

●	RMB 227,400 from the Bureau of Finance of Laishan District as financial aid in technology innovation;

●	RMB 72,500 from Yantai Science & Technology Bureau as credit subsidy;

●	RMB 4,000 from the Accounting Management Center of Laishan District as ocean economics research subsidy;

●	RMB 18,000 subsidy from the Ministry of Human Resources & Social Security of Yantai City for hiring people in experiencing employment difficulty;

●	RMB 50,000 subsidy in talent introduction from the Ministry of Human Resources & Social Security of Yantai City;

●	RMB 200,000 from the Bureau of Finance of Laishan District as financial aid in innovation development;

●	RMB 316,000 subsidy from the Ministry of Human Resources & Social Security of Shandong Province.

●	RMB 2,160,000 subsidy from Yantai Science & Technology Bureau as second batch major sci-tech innovation project for its wastewater recycling integrated equipment based on DTRO technology.

For the years ended December 31, 2020, the Company recognized government grants of approximately $ 1,985,061(RMB 13,697,119) in the consolidated statements of income and comprehensive income.

In addition, Jinzheng obtained the Hi-Tech Enterprise certificate and is entitled to a preferential income tax rate of 15% for 2020. The 15% tax rate is less than the standard 25% income tax rate in China. The local Chinese government authorities may reduce or eliminate these incentives through new legislation at any time in the future. In the event Jinzheng is no longer exempt from lowered income taxation, its applicable tax rate would increase from 15% to up to 25%, the standard business income tax rate in China. In addition, the termination of one-time subsidies for water treatment equipment business development could increase the burden of manufacturing and selling water treatment equipment in the future. The reduction or discontinuation of any of these economic incentives could negatively affect our business and operations.

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

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the NASDAQ on July 28, 2017, the trading price of our common shares has ranged from $1.32 to $29.38 per common share, and the last reported trading price on April 30, 2021 was $3.44 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Our board of directors is divided into three classes of directors. Class A directors hold office for a term expiring at the 2023 annual meeting of shareholders, Class B directors hold office for a term expiring at the 2021 annual meeting of shareholders and Class C directors hold office for a term expiring as the 2022 annual meeting of shareholders. Directors of each class are chosen for three-year terms upon the expiration of their current terms. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders. See “Management – Board of Directors and Board Committees.”

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

Yantai Jincai Eco-Technology Co., Ltd (“Jincai”) – We formed Jincai, a 10% owned subsidiary on September 26, 2019. Its business scope includes the design, manufacture, sale, installation of reverse osmosis pure water equipment and wastewater treatment equipment and processing, the installation and sale of stainless-steel equipment, eco-friendly equipment and water supply equipment, and refuse cleanup.

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

Shandong Kasong Construction Engineering Co., Ltd (“Shandong Kasong”) – We acquired 100% of the equity interest of Shandong Kasong from Weifang Langfeng Information Technology Co., Ltd on February 7, 2021. Its business scope includes constructional engineering, municipal engineering, environmental protection engineering, landscaping project, constructional work management services and interior design.

Yantai Jinyu Eco-Technology Co., Ltd (“Yantai Jinyu”) – We formed Yantai Jinyu, our 40% owned subsidiary, with Yantai Zhengda Urban Construction development Co., Ltd, which represents 60% of the equity interest in Yantai Jinyu, on May 29, 2020. Its business scope includes eco-technology research and development, the design, development, sale and installation of wastewater treatment equipment, the installation and sale of stainless steel equipment, environmental protection equipment and water supply equipment.

Lancao (Shanghai) Enterprise Management Co., Ltd (“Shanghai Lancao”) – On July 17, 2020, Jinzheng subscribed 51% of the equity interest in Shanghai Lancao, upon the completion of the subscription, we became the major shareholder of Shanghai Lancao which represents 51% of its equity interest. Its business scope includes enterprise management service, enterprise marketing planning, exhibition service, and PR event organizing and planning.

Shandong Hetong Water Engineering Co., Ltd (“Shandong Hetong”) – We formed Shandong Hetong, a wholly-owned subsidiary of Shandong Kasong on January 6, 2021, which we sold to Shandong Zhuoyu Construction Engineering Co., Ltd on April 1, 2021.

Shandong Yatai Water Engineering Co., Ltd (“Shandong Yatai”) – We formed Shandong Yatai, a wholly-owned subsidiary of Shandong Kasong on January 6, 2021, which we sold to Shandong Yunze Construction Engineering Co., Ltd on April 15, 2021.

Shandong Jince Environmental Design Institute Co., Ltd (“Jince”) – We formed Jince, a wholly-owned subsidiary on Feburary 5, 2021. Its business scope includes wastewater treatment, water pollution prevention service, engineering technology service, unconventional water utilization technology and development.

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

On July 16, 2019, Jinzheng formed Hengqingyuan with Yantai Guotai Investment Co., Ltd. Jinzheng holds 20% of the equity interest in Hengqingyuan, and its business scope includes the installation of electromechanical equipment, environmental technology development, technical consulting, the sale, maintenance, installation and leasing of purifying equipment, water supply and drainage equipment and general mechanical equipment.

On September 26, 2019, Jinzheng formed Jincai as a wholly owned subsidiary. In December 2019, Jincai increased its registered capital and Yantai Caijin Investment Holding Co., Ltd, obtained a 60% equity interest in Jincai with Jinzheng owning the remaining 40% equity interest. On November 6, 2020, Jinzheng, Yantai Caijin Investment Holding Co., Ltd and Yantai Zhengcai Yuanqing Investment Center LLP entered into a share transfer agreement, pursuant to which, Jinzheng agreed to transfer 30% of its equity interest in Jincai to Yantai Zhengcai Yuanqing Investment Center LLP, upon the completion of the share transfer, Jinzheng became a minor shareholder of Jincai which currently holds 10% of the equity interest in Jincai. The main business scope of Jincai includes the design, manufacture, sale, installation of reverse osmosis pure water equipment and wastewater treatment equipment and processing, the installation and sale of stainless-steel equipment, eco-friendly equipment and water supply equipment, and refuse cleanup.

On February 7, 2021, Jinzheng acquired 100% of the equity interest of Shandong Kasong from Weifang Langfeng Information Technology Co., Ltd, its business scope includes constructional engineering, municipal engineering, environmental protection engineering, landscaping project, construction management services and interior design.

On May 29, 2020, Jinzhegn formed Yantai Jinyu with Yantai Zhengda Urban Construction development Co., Ltd, or Zhengda, of which, Jinzheng holds 40% and Zhengda holds 60% of the equity interest in Yantai Jinyu. Its business scope includes eco-technology research and developing, the design, developing, sale, installation of wastewater treatment equipment, the installation and sale of stainless steel equipment, environmental protection equipment and water supply equipment.

On July 17, 2020, Jinzheng subscribed for 51% of the equity interest in Shanghai Lancao, upon the completion of the subscription, Jinzheng became the major shareholder of Shanghai Lancao, which represents 51% of its equity interest, the remaining equity interests are held by Mr. Yuebiao Li at 24.99% and Shanghai Saijia Industrial Co., Ltd at 24.01%. Its business scope includes enterprise management service, enterprise marketing planning, exhibition service, and PR event organizing and planning.

On Janauary 6, 2021, Shandong Kasong, a wholly-owned subsidiary of Jinzheng, formed Shandong Hetong as a wholly-owned subsidiary, on April 1, 2021 Shandong Hetong was sold to Shandong Zhuoyu Construction Engineering Co.

On Janauary 6, 2021, Shandong Kasong, a wholly-owned subsidiary of Jinzheng, formed Shandong Yatai as a wholly-owned subsidiary. On April 15, 2021 Shandong Yatai was sold to Shandong Yunze Construction Engineering Co., Ltd.

On February 5, 2021, Jinzheng formed Jince as a wholly-owned subsidiary, its business scope includes wastewater treatment, water pollution prevention service, engineering technology service, and unconventional water utilization technology developing.

The principal executive offices of our main operations are located at 1 Ruida Road, Laishan District, Yantai City, Shandong Province, People’s Republic of China 264000. Our telephone number at this address is (+86) 535-8012930. Our registered office in the British Virgin Islands is at the offices of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands, British Virgin Islands. Our agent for service of process in the United States is Vcorp Agent Services, Inc. located at 25 Robert Pitt Dr., Suite 204, Monsey, New York 10952. Our corporate website is www.dtnewa.com.

B.	Business Overview.

Business Overview

We are a wastewater purification treatment company that focuses on the development, manufacture and sale of DTRO and DTNF membrane filtration products that are used in the treatment, recycling and discharge of wastewater. We also supply hardware and engineered systems necessary to implement integrated solutions. We provide engineering support and installation, technical advice and service, and other project-related solutions to filter wastewater into valuable, clean water. In addition, we act as a solution provider and purify wastewater for customers, such as landfill leachate treatment and purification service. Our DTRO expertise enables us to develop an array of core materials and technologies that can be applied in a variety of ways to solve complex filtration, separation and purification challenges related to wastewater treatment. We also offer traditional wastewater treatment solutions, such as activated carbon and resins. Our products can be used across a wide spectrum of industries that include a wastewater treatment component and applications to treat wastewater for discharge or filtration into high quality, re-useable clean water, including:

●	Treatment of leachate from landfills;

●	Treatment of power plant wastewater;

●	Treatment of wastewater from oilfields;

●	Treatment of wastewater from gas production;

●	Treatment of high acid wastewater;

●	Treatment of high alkali wastewater;

●	Seawater desalination;

●	Coal mine drainage treatment; and

●	Steel coking wastewater treatment.

We currently primarily serve the energy, refuse (garbage and waste), and chemical industries. Our deep customer process knowledge, scientific expertise, and related engineering know-how enable us to provide cost-effective solutions for our customers, with products that are specifically targeted to meet their needs.

Jinzheng was founded in 2012 by our Chief Executive Officer, Yuebiao Li, and our Chief Financial Officer, Zhuo Zhang. Mr. Li has approximately 11 years of experience in the water treatment industry. Ms. Zhang has 16 years of experience in financial related jobs. Our headquarter is located in Yantai City, Shandong Province, China and we employ 216 people on a full-time basis as of December 31, 2020. We have 14 employees in management and administration, 34 employees in sales and marketing, 55 employees in research and development, 85 employees in manufacturing and purchasing, 11 employees in internal control and 17 employees in finance and human resource.

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

In April 2015, the Chinese government issued the “Water Pollution Prevention and Control Action Plan”, or the “Water Ten Plan”). The Water Ten Plan is the result of coordination and input from more than twelve governmental ministries and departments and requires China’s water quality to improve by:

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

Additionally, as is the case in other industrial manufacturing sectors, water is a critical ingredient in pharmaceutical and chemical manufacturing operations; consistent and high-quality supplies are needed for a range of purposes including production, cleaning, material processing, and cooling. As disruptions in raw water supply represent a significant concern, more pharmaceutical companies are turning to water efficiency initiatives to help mitigate water scarcity-related risks. In fact, a variety of pharmaceutical companies in China are proceeding to upgrade their technology with membrane filtration products to enhance efficiency and achieve better environmental compliance. We expect this market will continue to grow as China’s pharmaceutical market is expected to reach 161 billion by 2023.

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

Strong Gross Margins. We believe that our gross margin, approximately 39% in 2020, allow us to compete effectively in a rapidly changing and increasingly complex Chinese market. We believe we can continue to maintain high gross margins while the demand for our membrane filtration products remains high and the technological barriers to enter the market remain in place. Technological barriers include experience, technological know-how and research and development.

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

Our Projects

We specialize in producing and installing wastewater membrane filtration systems for customers that require customized wastewater filtration systems to treat wastewater upon discharge into the ecosystem or to reuse such water in their operating systems. We also offer traditional wastewater treatment solutions. Currently, our customers are primarily in the waste (garbage), chemical and energy industries. We hope to expand our customer base in the future to industrial park wastewater treatment, municipality wastewater recycling, seawater desalination, coal mine drainage treatment and steel coking wastewater treatment industries. Due to the unique requirements of clients in these different industries, we focus on designing filtration systems that are tailored to fit the needs of specific clients, and we use skilled workers to install these systems.

The following examples illustrate some of our installation projects utilizing our membrane filtration technology:

(1)	Treatment of 36,000 square meters of coal mine drainage per day in a coal mine plant in Shaanxi province. This project used an innovation that was exclusively designed by Jinzheng, a Zero Liquid Discharge (ZLD) technique that combined with “flat membrane and destabilization method”, which changed the traditional chemical method of a complete softening treatment.

(2)	Treatment of 2,400 square meters of steel coking wastewater per day in An’hui province, which has the advantages of higher operation stability, consistent high water recovery rate, more foul-resistant, and a longer lifespan.

(3)	Zero Liquid Discharge (ZLD) project on an organosilicon wastewater treatment in Shandong province. DTRO filtration was used as the essential component in the wastewater treatment system to filter wastewater and ultimately achieve ZLD.

(4)	Treatment of 2,000 square meters of hypersaline wastewater in a coal chemical plant in Xinjiang. The Company innovatively designed DTRO systems in weather-proof containers for efficiency in shipping and on-site installation.

Our Services

In 2017 we began acting as a solution provider and purify wastewater for customers, such as landfill leachate treatment and purification service. For example, we provided landfill leachate filtration service to various landfill sites located across China. All the equipment used to treat the leachate is built, owned and operated by us and service revenue was calculated based on the volume of wastewater inflow. The services will continue to be provided in 2021.

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

Many large foreign corporations have entered the Chinese market, including Pall Corporation, Rochem Group, General Electric, and Koch Industries, Inc. Large foreign corporations have a competitive advantage over us with regard to capital and technology. We also compete with a domestic company, Xiamen Jiarong Technology Co., Ltd.

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

As of December 31, 2020, our research and development team had a total of 55 researchers and analysts focusing on mechanical design and advancements in membrane technology, including water-resistant membrane, high-pressure membranes, antipollution membranes and enhanced acid separator membranes and desalination membranes. Quality control is an important aspect of the team’s work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value.

For the years ended December 31, 2020, 2019 and 2018, we spent $2,969,266, $1,826,346 and $2,654,513, respectively, on research and development. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

Sources of Raw Materials

We purchase raw materials on the market at prevailing market prices. We purchase from a variety of suppliers and believe these raw materials are widely available. We purchase our membrane columns, pumps and other components of water treatment equipment from Dalian Huarui Heavy Industry Group Limited by Share Ltd., which accounted for 18% of our total raw materials purchases for the year ended December 31, 2020. We believe our relationships with the suppliers of our raw materials are strong. We do not expect the prices of such raw materials to vary greatly from their current prices, as there has traditionally been little price volatility for such materials. If we were unable to purchase from our primary suppliers, including Dalian Huarui Heavy Industry Group Limited by Share Ltd., we do not expect we would face difficulties in locating other suppliers at substantially the same prices, but may experience delays, which may be substantial, in transitioning to the new supplier.

Intellectual Property Rights

We rely on our technology patents to protect our domestic business interests and ensure our position as a water filtration DTRO membrane pioneer in our industry. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate patented technology. Patented technology is critical to the continued success of our products. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. Patents in China are principally protected under the Patent Law of China. The duration of a patent right is either 10 years (utility model or design) or 20 years (invention) from the date of application, depending on the type of patent right. We currently hold 83 patents in China:

No.	Proprietary Name	Patent No	Patent Type	Application Date	Approval Date	Expiration Date	Authority
1	Reverse Osmosis concentrated water recycling equipment with additional booster pump	ZL 2014 2 0430050.9	Utility Mode	8/1/2014	12/10/2014	8/1/2024	China State Intellectual Property Office

2	Oilfield drilling water bottom mud wastewater treatment equipment	ZL 2014 2 0821047.X	Utility Model	12/23/2014	5/20/2015	12/23/2024	China State Intellectual Property Office

3	Unpowered back wash filter equipment	ZL 2014 2 0821941.7	Utility Model	12/23/2014	5/27/2015	12/23/2024	China State Intellectual Property Office

4	Disk type membrane column recycled water recovery equipment	ZL 2014 2 0838892.8	Utility Model	12/26/2014	5/20/2015	12/26/2024	China State Intellectual Property Office

5	Rounded membrane filter equipment	ZL 2014 2 0839414.9	Utility Model	12/26/2014	5/27/2015	12/26/2024	China State Intellectual Property Office

6	Electrochemical, catalytic oxidation combined device for treatment of high concentration organic wastewater	ZL 2014 2 0859863.X	Utility Model	12/31/2014	5/27/2015	12/31/2024	China State Intellectual Property Office

No.	Proprietary Name	Patent No	Patent Type	Application Date	Approval Date	Expiration Date	Authority
7	Automatic identification of positive and reverse function of secondary water supply equipment control system	ZL 2014 2 0860988.4	Utility Model	12/31/2014	7/8/2015	12/31/2024	China State Intellectual Property Office

8	Water supply equipment control system of automatic switch between double power source	ZL 2014 2 0861010.X	Utility Model	12/31/2014	5/6/2015	12/31/2024	China State Intellectual Property Office

9	Disc tube two-stage system reserve osmosis membrane	ZL 2016 2 0180627.4	Utility Model	3/10/2016	7/27/2016	3/10/2026	China State Intellectual Property Office

10	New type of disc tube reserve osmosis membrane column for sterilization	ZL 2016 2 0657397.6	Utility Model	6/29/2016	12/14/2016	6/29/2026	China State Intellectual Property Office

11	Disc tube reserve osmosis system with constant recovery rate	ZL 2017 2 0863934.7	Utility Model	7/17/2017	2/2/2018	7/17/2027	China State Intellectual Property Office

12	New type of diversion plate used in disc tube membrane column	ZL 2017 2 0863935.1[1]	Utility Model	7/17/2017	2/2/2018	7/17/2027	China State Intellectual Property Office

13	Zero discharge treatment recycling device for dyeing wastewater	ZL 2017 2 0863942.1	Utility Model	7/17/2017	1/19/2018	7/17/2027	China State Intellectual Property Office

14	Pre-processing treatment equipment for desulfurization waste water of power plant	ZL 2017 2 0863945.5[2]	Utility Model	7/17/2017	2/23/2018	7/17/2027	China State Intellectual Property Office

15	Multistage disc tube reserve osmosis system	ZL 2017 2 0864450.4	Utility Model	7/17/2017	1/19/2018	7/17/2027	China State Intellectual Property Office

16	A processing method for high-oil absorption fiber material	2014102256667	Invention	5/26/2014	11/14/2017	5/25/2034	China State Intellectual Property Office

17	Pre-processing equipment for the modularity of disc tube reserve osmosis system	ZL 2017 2 0864516.X	Utility Model	7/17/2017	1/23/2018	7/17/2027	China State Intellectual Property Office

18	Disc tube reserve osmosis system with low energy consumption and high recovery rate	ZL 2017 2 0864953.1	Utility Model	7/17/2017	3/9/2018	7/17/2027	China State Intellectual Property Office

19	Mobile high-salt organic waste water recycling equipment	ZL 2017 2 0864955.0	Utility Model	7/17/2017	1/23/2018	7/17/2027	China State Intellectual Property Office

20	Packing box	ZL 2017 3 0429766.6	Design	9/12/2017	1/23/2018	9/12/2027	China State Intellectual Property Office

21	A DTNF treatment system for heavy metal wastewater	ZL 2018 2 0884994.1[3]	Utility Model	6/8/2018	2/5/2019	6/7/2028	China State Intellectual Property Office

22	A deflector plate of DTRO membrane for water treatment	ZL 2018 2 0855004.1	Utility Model	6/4/2018	4/2/2019	6/3/2028	China State Intellectual Property Office

23	A deflector plate for DTRO component	ZL 2018 2 0852364.6	Utility Model	6/4/2018	4/2/2019	6/3/2028	China State Intellectual Property Office

24	A DTRO treatment system for hypersaline water	201820852787.8	Utility Model	6/4/2018	4/9/2019	6/3/2028	China State Intellectual Property Office

[1]	This patent right has been pledged to Bank of China Yantai Bonded Port Area Sub-Branch in relation to a loan contract of RMB 8,000,000.
[2]	This patent right has been pledged to Bank of China Yantai Bonded Port Area Sub-Branch in relation to a loan contract of RMB 8,000,000.
[3]	This patent right has been pledged to Bank of China Yantai Bonded Port Area Sub-Branch in relation to a loan contract of RMB 8,000,000.

No.	Proprietary Name	Patent No	Patent Type	Application Date	Approval Date	Expiration Date	Authority
25	A new type of deflector for DTRO membrane column	2018220835233	Utility Model	12/12/2018	11/5/2019	12/11/2028	China State Intellectual Property Office

26	A deflector for DTRO reverse osmosis components	2018220644202	Utility Model	12/10/2018	12/31/2019	12/09/2028	China State Intellectual Property Office

27	Landfill leachate treatment membrane column	2018220656873	Utility Model	12/10/2018	12/31/2019	12/09/2028	China State Intellectual Property Office

28	A processing method for nanofiltration membrane with hyperbranched structure	2017102116966	Invention	4/1/2017	11/5/2019	3/31/2037	China State Intellectual Property Office

29	A system for landfill leachate treatment	201821977615X	Utility Model	11/28/2018	11/05/2019	11/27/2028	China State Intellectual Property Office

30	An integrated processing equipment for landfill leachate	2018216499422	Utility Model	10/11/2018	07/12/2019	10/10/2028	China State Intellectual Property Office

31	A pretreatment device for high-calcium & desulfurization wastewater	2018216499441	Utility Model	10/11/2018	07/12/2019	10/10/2028	China State Intellectual Property Office

32	A device for clamping membrane robs to conduct multi-axial motion	2018213571264	Utility Model	08/22/2018	05/17/2019	08/21/2028	China State Intellectual Property Office

33	A jacking transplanting platform for wastewater treatment equipment production shop	2018213571279	Utility Model	08/22/2018	05/17/2019	08/21/2028	China State Intellectual Property Office

34	A recycling system for metallurgical salt waste acid	2018213571283	Utility Model	08/22/2018	08/13/2019	08/21/2028	China State Intellectual Property Office

35	A mechanism for conveying DTRO membrane column to automatically plugging rubber plug	2018213579270	Utility Model	08/22/2018	05/17/2019	08/21/2028	China State Intellectual Property Office

36	An automatic tighten and anti-rotation mechanism for upper and lower nuts on a membrane rob	2018213579285	Utility Model	08/22/2018	06/11/2019	08/21/2028	China State Intellectual Property Office

37	A back-plate hoist for chain tie rob tooling board	201821357929X	Utility Model	08/22/2018	05/17/2019	08/21/2028	China State Intellectual Property Office

38	An automatic unpacking and flipping equipment	2018213587722	Utility Model	08/22/2018	05/17/2019	08/21/2028	China State Intellectual Property Office

39	A transmission device for automatically picking and sorting deflector	2018213587737	Utility Model	08/22/2018	05/17/2019	08/21/2028	China State Intellectual Property Office

No.	Proprietary Name	Patent No	Patent Type	Application Date	Approval Date	Expiration Date	Authority
40	A multi-dimensional de-stacking and loading equipment for water treatment workpiece production shop	2018213587741	Utility Model	08/22/2018	06/11/2019	08/21/2028	China State Intellectual Property Office

41	A machinery for adjusting and positioning the rob of the water treatment membrane column up and down	2018213587756	Utility Model	08/22/2018	06/11/2019	08/21/2028	China State Intellectual Property Office

42	A multi-cylinder plunger pump with manual rocker	2019204788638	Utility Model	4/10/2019	1/14/2020	4/9/2029	China State Intellectual Property Office

43	An integrated device for steel pickling wastewater treatment	2019203680876	Utility Model	3/22/2019	2/21/2020	3/21/2029	China State Intellectual Property Office

44	A new type of DTRO high pressure resistant membrane column	2019206654159	Utility Model	5/10/2019	1/19/2020	5/9/2029	China State Intellectual Property Office

45	A DTRO high pressure resistant membrane column and its water inlet flange	201920665188X	Utility Model	5/10/2019	1/6/2020	5/9/2029	China State Intellectual Property Office

46	A device for installing and disassembling the DTRO reverse osmosis membrane module and bracket	2019206654553	Utility Model	5/10/2019	1/15/2020	5/9/2029	China State Intellectual Property Office

47	A system for simultaneous processing cutting fluid waste and high calcium and magnesium waste	2019207282219[4]	Utility Model	5/21/2019	1/19/2020	5/20/2029	China State Intellectual Property Office

48	flange	2019305326896	Design	9/27/2019	2/3/2020	9/26/2029	China State Intellectual Property Office

49	flange	2019305325376	Design	9/27/2019	2/3/2020	9/26/2029	China State Intellectual Property Office

50	A modular structure for DTRO reverse osmosis water treatment equipment	2019206651979	Utility Model	5/10/2019	1/15/2020	5/9/2029	China State Intellectual Property Office

51	A treatment method and system for high concentration brine	2019113054892	Invention	18/12/2019	4/14/2020	17/12/2039	China State Intellectual Property Office

52	A DTRO component for outdoor single use	2019208419026	Utility Model	6/5/2019	4/14/2020	6/4/2029	China State Intellectual Property Office

53	A treatment device for hypersaline & hyper COD waste water	2019208590378	Utility Model	6/10/2019	4/14/2020	6/9/2029	China State Intellectual Property Office

54	DTRO membrane column	2019306129081	Design	11/7/2019	4/14/2020	11/6/2029	China State Intellectual Property Office

[4]	This patent right has been pledged to Bank of China Yantai Bonded Port Area Sub-Branch in relation to a loan contract of RMB 8,000,000.

No.	Proprietary Name	Patent No	Patent Type	Application Date	Approval Date	Expiration Date	Authority
55	DTRO membrane column	2019306129109	Design	11/7/2019	4/14/2020	11/6/2029	China State Intellectual Property Office

56	A floating water intake device for water treatment industry	ZL 2019 2 0928416.8	Utility Model	6/20/2019	5/12/2020	6/19/2029	China State Intellectual Property Office

57	An assembly line for treating landfill leachate	ZL 2019 2 1128492.7	Utility Model	7/18/2019	5/12/2020	7/17/2029	China State Intellectual Property Office

58	A four-stage reverse osmosis system for treating municipal wastewater	ZL 2019 2 1128072.9	Utility Model	7/18/2019	5/12/2020	7/17/2029	China State Intellectual Property Office

59	A processing device for zero discharge of saturated brine	ZL 2019 2 1208295.6	Utility Model	7/30/2019	5/12/2020	7/29/2029	China State Intellectual Property Office

60	A membrane column flange of water treatment and purification equipment	ZL 2019 3 0532530.4	Utility Model	9/27/2019	5/12/2020	9/26/2029	China State Intellectual Property Office

61	Plug	2019306485828	Design	11/23/2019	6/19/2020	11/22/2029	China State Intellectual Property Office

62	Plug	2019306485813	Design	11/23/2019	6/19/2020	11/22/2029	China State Intellectual Property Office

63	Flange	2019305326909	Design	9/27/2019	6/19/2020	9/26/2029	China State Intellectual Property Office

64	Seawater desalinating kit	2019305229256	Design	9/24/2019	6/19/2020	9/23/2029	China State Intellectual Property Office

65	Anticorrosion electric control cabinet	2019221008162	Utility Model	11/29/2019	6/19/2020	11/28/2029	China State Intellectual Property Office

66	A special DTRO water purification device for outdoor usage	2019204799045	Utility Model	4/10/2019	6/19/2020	4/9/2029	China State Intellectual Property Office

67	Package box for DTRO membrane	2019306979546	Design	12/13/2019	7/12/2020	12/12/2029	China State Intellectual Property Office

68	Seawater desalinating device with air energy	2019215886916	Utility Model	9/24/2019	7/21/2020	9/23/2029	China State Intellectual Property Office

69	Seawater desalinating and filtrating device based on DTRO membrane	2019216102554	Utility Model	9/26/2019	7/24/2020	9/25/2029	China State Intellectual Property Office

No.	Proprietary Name	Patent No	Patent Type	Application Date	Approval Date	Expiration Date	Authority
70	Integrated processing device for desorbing hydrogen sulfide in landfill leachate	2019220627714	Utility Model	11/26/2019	8/11/2020	11/25/2029	China State Intellectual Property Office

71	A processing method for nanofiltration membrane with compound desalination layer	2019112117767	Invention	11/28/2019	8/28/2020	11/27/2039	China State Intellectual Property Office

72	A new type of DTRO high pressure resistance membrane column	2020214338762	Utility Model	7/21/2020	9/8/2020	7/20/2030	China State Intellectual Property Office

73	A DTRO technic for processing citric-acid wastewater	2017100578161	Invention	1/23/2017	9/8/2020	1/22/2037	China State Intellectual Property Office

74	Serial connection device for high-expansion CDRO membrane	2019221035263	Utility Model	11/29/2019	9/29/2020	11/28/2029	China State Intellectual Property Office

75	A type of anti- fouling water distribution device for filter	2019221019078	Utility Model	11/29/2019	9/29/2020	11/28/2029	China State Intellectual Property Office

76	A type of indoor air optimizer	2020203525712	Utility Model	3/19/2020	11/10/2020	3/18/2030	China State Intellectual Property Office

77	A wastewater processing device with high-concentrated calcium sulfate	2019223285437	Utility Model	12/23/2019	11/10/2020	12/22/2029	China State Intellectual Property Office

78	A type of dosing system for processing industrial wastewater with high-concentrated calcium sulfate	2020202817925	Utility Model	3/10/2020	12/8/2020	3/9/2030	China State Intellectual Property Office

79	A type of membrane module with O-sharp-sealing-ring preload compensation mechanism and steam-guiding plate	2020202523160	Utility Model	3/4/2020	12/8/2020	3/3/2030	China State Intellectual Property Office

80	A cooling and ventilating device for frequency converting cabinet in water processing system used for water producing and air stripping	2019224361279	Utility Model	12/30/2019	1/29/2020	12/29/2029	China State Intellectual Property Office

81	A conductivity sensor for membrane system	2020212756097	Utility Model	7/3/2020	2/26/2021	7/2/2030	China State Intellectual Property Office

82	A system for wastewater salt separating to extracting sodium sulfate & sodium chloride based on nanofiltration membrane technic	2020211779138	Utility Model	6/23/2020	2/26/2021	6/22/2030	China State Intellectual Property Office

83	A sensor device for water quality data monitoring	2020211477496	Utility Model	6/19/2020	2/26/2021	6/18/2030	China State Intellectual Property Office

Legal proceedings

On August 25, 2020, Qingdao Longde Water Engineering Co. (“Longde”) brought a lawsuit against Jinzheng, alleging for unpaid construction fees in the amount of approximately $2,718,000 (RMB 17,740,000). On October 14, 2020, Longde applied for the property preservation to seal Jinzheng’s matured claims in the amount of approximately $2,718,000 (RMB 17,740,000) and the court granted Longde’s application. The trial was held on April 8, 2021, the verdict hasn’t been concluded yet. Based on the information currently available, the Company was unable to make a reasonable estimate of a liability because of the uncertainty related to the outcome and/or the amount or range of loss. Accordingly, the Company did not accrue any provision for the contingencies as of December 31, 2020. As additional information becomes available or as circumstances change, the Company will adjust its assessment and estimates of such liabilities accordingly.

On September 29, 2020, the Company announced that it has entered into an agreement and plan of merger (the “Merger Agreement”) with Crouching Tiger Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Parent”), and Green Forest Holding Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Parent (the “Merger Sub”) in connection with the Company’s going private transaction.

On February 22, 2021, the independent committee of the Company received an unsolicited, preliminary, and non-binding acquisition proposal letter from Fulcan Capital Partners LLC, a Nevada limited liability company and an unaffiliated shareholder of the Company (“Fulcan”), to acquire all outstanding ordinary shares of the Company, which is intended to be a competing offer to the proposed going private transaction described above.

On March 16, 2021, Fulcan obtained an injunction (the “Injunction Order”) in the BVI Commercial Court (the “BVI Court”). The Court Order was sought by Fulcan following the independent committee’s rejection of Fulcan’s proposal to purchase all outstanding ordinary shares of the Company not owned by Fulcan and an affiliate. The Injunction Order enjoins the Company, its members of the board of the directors, Yuebiao Li, Zhuo Zhang, Hengtong Li, Zhicun Chen, Yan Shen, and Tigerwind Group Limited, a special purpose vehicle wholly owned by Yuebiao Li, (collectively, the “Defendants”) from taking any steps to proceed with the proposed merger transaction contemplated under the Merger Agreement.

On April 9, 2021, the Company and the other Defendants filed an application to discharge the Injunction Order (the “Application”). The hearing of the Application is fixed on June 17, 2021. The management of the Company is of the view that the Injunction Order and the claim are groundless and intends to vigorously defend against Fulcan’s claims. The Company expects to prevail on merits but cannot predict with certainty the results of the litigation

REGULATION

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

Negative List. The MOFCOM and the National Development and Reform Commission jointly promulgated the Special Management Measures for the Access of Foreign Investment (Negative List) (2020) on June 23, 2020, or the Negative List, which became effective on July 23, 2020. Foreign investments in China are regulated by the Negative List.

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

Our China counsel, GFE Law Office, has advised us that, based on their understanding of the current Chinese laws and regulations:

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

Through the adoption of the Environmental Impact Assessment Law of China (2018 Revision) and the Rule on Classification for Environmental Impact Assessment of Construction Projects (2021), the Chinese government established a system to appraise the environmental impact of construction projects and classify the appraisal based on the degree of environmental impact caused by the construction project, a construction unit or an enterprise shall prepare an environmental impact report, an environmental impact statement, or an environmental impact form based upon the varying degrees of environmental impact of the construction projects, such environmental impact report or statement is required to be submitted to the competent environmental protection authority for approval while the environmental impact form only required to be filed with competent authorities.

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

Yantai Nuclear-Power R&D Center& Water Treatment Research Institute Co., Ltd – We acquired 70% of the equity interests in Yantai Nuclear-Power from its former shareholders, as of the completion of the equity transfer on July 5, 2019, Jinzheng became a majority shareholder owning 70% of the equity interests in Yantai Nuclear-Power. Its business scope includes the manufacture and sale of eco-friendly equipment, the design, installation and sale of water treatment engineering projects.

Yantai Jincai Eco-Technology Co., Ltd – We formed Jincai, a 10% owned subsidiary on September 26, 2019. Its business scope includes the design, manufacture, sale, installation of reverse osmosis pure water equipment and wastewater treatment equipment and processing, the installation and sale of stainless-steel equipment, eco-friendly equipment and water supply equipment, and refuse cleanup.

Yantai Hengqingyuan Eco-Technology Co., Ltd – We formed Hengqingyuan, a 20% owned subsidiary on July 16, 2019. Its business scope includes the installation of electromechanical equipment, environmental technology development, technical consulting, the sale, maintenance, installation and leasing of purifying equipment, water supply and drainage equipment and general mechanical equipment.

Shandong Kasong Construction Engineering Co., Ltd (“Shandong Kasong”) – We acquired 100% of the equity interest of Shandong Kasong from Weifang Langfeng Information Technology Co., Ltd on February 7, 2021. Its business scope includes constructional engineering, municipal engineering, environmental protection engineering, landscaping project, constructional work management services and interior design.

Yantai Jinyu Eco-Technology Co., Ltd (“Yantai Jinyu”) – We formed Yantai Jinyu, our 40% owned subsidiary, with Yantai Zhengda Urban Construction development Co., Ltd, which represents 60% of the equity interest in Yantai Jinyu, on May 29, 2020. Its business scope includes eco-technology research and development, the design, development, sale and installation of wastewater treatment equipment, the installation and sale of stainless steel equipment, environmental protection equipment and water supply equipment.

Lancao (Shanghai) Enterprise Management Co., Ltd (“Shanghai Lancao”) – On July 17, 2020, Jinzheng subscribed 51% of the equity interest in Shanghai Lancao, upon the completion of the subscription, we became the major shareholder of Shanghai Lancao which represents 51% of its equity interest. Its business scope includes enterprise management service, enterprise marketing planning, exhibition service, and PR event organizing and planning.

Shandong Hetong Water Engineering Co., Ltd (“Shandong Hetong”) – We formed Shandong Hetong, a wholly-owned subsidiary of Shandong Kasong on January 6, 2021. On April 1, 2021 Shandong Hetong was sold to Shandong Zhuoyu Construction Engineering Co., Ltd.

Shandong Yatai Water Engineering Co., Ltd (“Shandong Yatai”) – We formed Shandong Yatai, a wholly-owned subsidiary of Shandong Kasong on January 6, 2021. On April 15, 2021 Shandong Yatai was sold to Shandong Yunze Construction Engineering Co., Ltd.

Shandong Jince Environmental Design Institute Co., Ltd (“Jince”) – We formed Jince, a wholly-owned subsidiary on Feburary 5, 2021. Its business scope includes wastewater treatment, water pollution prevention service, engineering technology service, unconventional water utilization technology and development.

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

On September 26, 2019, Jinzheng formed Jincai as a wholly owned subsidiary. In December 2019, Jincai increased its registered capital and Yantai Caijin Investment Holding Co., Ltd, obtained a 60% equity interest in Jincai with Jinzheng owning the remaining 40% equity interest. On November 6, 2020, Jinzheng, Yantai Caijin Investment Holding Co., Ltd and Yantai Zhengcai Yuanqing Investment Center LLP entered into a share transfer agreement, pursuant to which, Jinzheng agreed to transfer 30% of its equity interest in Jincai to Yantai Zhengcai Yuanqing Investment Center LLP, upon the completion of the share transfer, Jinzheng became a minor shareholder of Jincai which currently holds 10% of the equity interest in Jincai. The main business scope of Jincai includes the design, manufacture, sale, installation of reverse osmosis pure water equipment and wastewater treatment equipment and processing, the installation and sale of stainless-steel equipment, eco-friendly equipment and water supply equipment, and refuse cleanup.

On February 7, 2021, Jinzheng acquired 100% of the equity interest of Shandong Kasong from Weifang Langfeng Information Technology Co., Ltd, its business scope includes constructional engineering, municipal engineering, environmental protection engineering, landscaping project, construction management services and interior design.

On May 29, 202, Jinzhegn formed Yantai Jinyu with Yantai Zhengda Urban Construction development Co., Ltd, or Zhengda, of which, Jinzheng holds 40% and Zhengda holds 60% of the equity interest in Yantai Jinyu. Its business scope includes eco-technology research and developing, the design, developing, sale, installation of wastewater treatment equipment, the installation and sale of stainless steel equipment, environmental protection equipment and water supply equipment.

On July 17, 2020, Jinzheng subscribed for 51% of the equity interest in Shanghai Lancao, upon the completion of the subscription, Jinzheng became the major shareholder of Shanghai Lancao, which represents 51% of its equity interest, the remaining equity interests are held by Mr. Yuebiao Li at 24.99% and Shanghai Saijia Industrial Co., Ltd at 24.01%. Its business scope includes enterprise management service, enterprise marketing planning, exhibition service, and PR event organizing and planning.

On January 6, 2021, Shandong Kasong, a wholly-owned subsidiary of Jinzheng, formed Shandong Hetong as a wholly-owned subsidiary. On April 1, 2021 Shandong Hetong was sold to Shandong Zhuoyu Construction Engineering Co., Ltd.

On Janauary 6, 2021, Shandong Kasong, a wholly-owned subsidiary of Jinzheng, formed Shandong Yatai as a wholly-owned subsidiary. On April 15, 2021 Shandong Yatai was sold to Shandong Yunze Construction Engineering Co., Ltd.

On Feburary 5, 2021, Jinzheng formed Jince as a wholly-owned subsidiary, its business scope includes wastewater treatment, water pollution prevention service, engineering technology service, and unconventional water utilization technology developing.

D.	Property, Plants and Equipment.

Our headquarters is located at No.1 Ruida Road, Laishan District Economic Development Area, Yantai, Shandong Province, People’s Republic of China. We currently have ten Chinese domestic operating companies. Our facilities are used for manufacturing, sales and marketing, research and development and administrative functions. We own two land use rights with a total space up to 1,148,354.34 sq.ft, among which, are located two manufacturing facilities, one office building and a reception office located at our headquarters in Laishan District Economic Development Area, Yantai, and the other one is currently under construction and is supposed to be completed by the year of 2022. One production facility hosts the traditional manufacturing line for membrane modules, and the other facility is for manufacturing and assembling wastewater treatment equipment.

All the other facilities that we currently use are leased. We believe our facilities are adequate for our current needs and we do not believe we will encounter any difficulty in extending the terms of the leases by which we occupy our respective premises. A summary description of our facilities locations follows:

Office	Address	Ownership	Term	Space
The company headquarters office & production shop	No. 1 of Ruida Road, Laishan District Economic Development Area, Yantai, Shandong Province	Owned	July 2008 – July 2058	349,198.58 sq. ft.

The company’s water environment industrial park	North of Jinsui Street, Weat of Dongyuan Rd, Laishan Economic Development Area	Owned	February 2021 – February 2071	799,155.76 sq.ft

The company production shop & warehouse	No. 8, Lande Road, Shengquan Industrial Park, Laishan District Yantai, Shandong Province	Leased	April 2018 – April 2023	10,764 sq. ft.

The company Jinan City, Shandong Province liaison office	Golden Time Square, Building #G, Rooms 809-810, Lixia District, Jinan City, Shandong Province	Leased	July 2020 – June 2021	1,265 sq. ft.

The company Shijiazhuang City, Hebei Province liaison office	NO. 66 Yuhua W Rd, Building #F, Room 1522, Haiyue World, Shijiazhuang City, Hebei Province	Leased	January 2021 – December 2021	624 sq. ft.

The company Xi’an City, Shaanxi Province branch office	No.220 Wenjing Rd, Building #2, Room 12002, Economic Development Area, Xi’an City	leased	December 2019 – November 2021	1,844.5 sq. ft.

The Company Hainan office	Hainan Ecological Software Park, Hainan Province	leased	April 2021 – April 2022	107.63 sq. ft

Office of Jince	No. 1699 Fengfei Rd Yijia Building, 10th floor, Room 1005-1007 & 1014, Jinan City, Shandong Province	Leased	January 2021 – March 2024	6,359.75 sq.ft

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

Expansion. We believe that we should continue to expand our business to other regions of China to increase our market share. In 2018, approximately 90% of our revenues derived from three geographic markets, with approximately 43%, 33% and 14% of our revenues from customers located in the Shandong Province, Beijing City and Inner Mongolia Autonomous Region, respectively. In 2019, our customers in Beijing, Shandong province, Hainan province and Inner Mongolia Autonomous accounted for approximately 30%, 22%, 7% and 7% of the total sales, respectively. In 2020, our customers in Shandong, Inner Mongolia Autonomous Region and Jilin accounted for approximately 65%, 9%, and 6% of the total sales, respectively. Presently, we intend to expand our business to customers located in Shandong Province, Jiangsu Province and Inner Mongolia Autonomous Region. If we fail to expand to other geographic regions, our revenue growth could slow down.

	2020	2019	2018
Beijing	1%	30%	33%
Shandong	65%	22%	43%
Liaoning	1%	5%
Shanxi	2%
Inner Mongolia	9%	7%	14%
Hainan		7%
Jilin	6%	6%
Zhejiang	2%	5%

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

Coronavirus pandemic. The Coronavirus pandemic began at the end of 2019. Up to the filling date, the Coronavirus pandemic in PRC appears to be under control and the economic activity is back on track. However, there is no assurance that the epidemic will not break out again in PRC before treatments and/or vaccines are widely available.

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

As Newater Technology, Newater HK, Shanghai Lancao, Jinyu and Yantai Nuclear-Power had no operating profit or tax liabilities for the years ended December 31, 2020, 2019 and 2018, our income tax expense reflects income tax paid and provided by Jinzheng and Jinda. Jinzheng was granted by four government departments of Shandong Province, including the Department of Science and Technology, Finance Bureau, Shandong Local Taxation Bureau and Shandong Provincial Office of State Administration of Taxation, the “High-Tech Enterprise” designation, qualifying it for a preferential tax rate of 15% for the years ended December 31, 2020, 2019 and 2018. Jinda is qualified as an encouraged industrial enterprise to enjoy the policy of being levied at a reduced corporate income tax rate of 15% for the year ended December 31, 2020, according to the Corporate Income Tax Law of PRC and its Implementation Regulations on Preferential Policies of Corporate Income Tax in Hainan Free Trade Port. We expect income tax expenses to increase as a result of the expiration of these tax benefits, and to thereafter vary each reporting period depending upon taxable income fluctuations and our availability of tax benefits.

The following factors affect our cost of revenues and expense.

Price fluctuation of raw materials. The cost of raw materials is the majority of cost of goods sold. The price of raw materials fluctuates based on suppliers’ price, duty and tariffs. Although our current materials supply is stable, we could be impacted by material price fluctuation in coming years.

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

Collectability of our accounts receivable. Our balance of net accounts receivable from third parties was $18,038,582 as of December 31, 2020, representing an increase of $6,744,957, or 60%, compared with $11,293,625 as of December 31, 2019. Meanwhile, our revenue from third parties increased by 11% for the year ended December 31, 2020. The turnover of accounts receivable was getting slower, which raised doubt about the future cash flow of our business. If the accounts receivable cannot be collected in time, a significant amount of bad debt expense will occur in the coming years, which will affect our operating results significantly.

Results of Operations

For the years ended December 31, 2020, 2019 and 2018.

	For the years ended December 31,
	2020	2019	2018

Net revenues	$26,350,543	$23,716,978	$25,973,963
Net revenues from related parties	24,808,223	13,857,014	21,066,741
Cost of revenues	30,284,897	20,233,998	20,474,072
Cost of revenues from related parties	706,401	1,450,627	5,669,252
Gross profit	20,167,468	15,889,367	20,897,380
Gross margin	39%	42%	44%
Selling, general and administrative expenses	13,143,993	10,148,039	12,025,924
Income from operations	7,023,475	5,741,328	8,871,456
Interest expense	1,757,396	1,087,051	658,290
Interest income	(73,344)	(38,328)	(26,632)
Government grants	(1,985,061)	(946,164)	(627,748)
Loss from equity method investments, net	560,969	17,023	-
Other expenses (income)	215,501	(153,546)	(1,162)
Net Income before income tax provisions	6,548,014	5,775,292	8,868,708
Income tax provisions	985,253	1,463,745	1,657,279
Net income	$5,562,761	$4,311,547	$7,211,429

Revenues. We are a specialized wastewater treatment company with the goal to turn wastewater into re-useable clean water. For different industries, the types of wastewaters are different. We have to customize our DTRO products and treatment solutions for each client’s situation.

Our revenue from third parties was $26,350,543, $23,716,978 and $25,973,963 for the years ended December 31, 2020, 2019 and 2018, respectively, an increase of $2,633,565, or 11% from 2019 to 2020 and a decrease of $2,256,985, or 9% from 2018 to 2019. Our revenue growth in the year 2020 resulted primarily from increased demand for our systems. These increases can be evidenced in the total revenue from project sales, number of end customers, and number of large-scale projects. We achieved service sales of $4,160,493 for the year ended December 31, 2020, representing a decrease of $496,930, or 11%, compared to the service sales in 2019. We had $18,734,444 in project sales for the year ended December 31, 2020, representing an increase of $1,827,735, or 11%, compared to project sales of $16,906,709 in 2019. In addition, our product sales were $3,455,606 for the year ended December 31, 2020, representing an increase of $1,302,760 or 61%, compared to product sales of $2,152,846 in 2019. The decrease in sales from 2018 to 2019 was mainly due to the significant decrease in service sales. The revenue of Laixi operation project accounted for a large proportion of the 2018 revenue. In 2019, there was no such operation project that generated as much revenue. Moreover, since we are developing our relationship with a state-owned entity to undertake some projects, to some extent, the percentage of service revenue decreased. Accordingly, we put more resources on our new cooperation model.

We generated revenue from related parties of $24,808,223 for the year ended December 31, 2020, representing an increase of $10,951,209, or 79%, compared to related parties sales of $13,857,014 for the year ended December 31, 2019. The significant increase was mainly due to a coal mine waste water zero liquid discharge project. We generated approximately $22 million from this project. The related parties’ revenue of $13,857,014 for the year ended December 31, 2019 represented a decrease of $7,209,727, or 34%, compared to the related party’s revenue of $21,066,741 for the year ended December 31, 2018. The significant decrease was attributable to us trying to find revenue from non-related parties, which may decrease the current revenue levels from our related parties. From our experience, to win bids for projects, we need to rely on local intermediate contractors who have the financial and technical resources. Beginning in 2016, we implemented a business strategy to strengthen our project sales through those intermediate contractors. Our strategy has proven to be effective as evidenced by the increase in our project sales figures. Yet, during certain years, project sales can be concentrated on certain contractors thus creating significant influences on our business operation. We achieved related parties project sales of $22,417,347, $13,060,893, and $20,761,803 for the years ended December 31, 2020, 2019 and 2018, respectively, representing an increase of $9,356,455, or 72%, and a decrease of $7,700,911, or 37%.

Cost of revenues. Our total cost of revenues increased to $30,991,298 by $9,306,673, or 43%, for the year ended December 31, 2020 compared to cost of revenues of $21,684,625 for the year ended December 31, 2019. The increase in cost of revenues directly corresponded to the increase in revenue during the same year. Our cost of revenues as a percentage of revenue was 61%, 58% and 56% for the years ended December 31, 2020, 2019 and 2018, respectively. Main driver is the implementation of the modular concept in system design and production process, which helps to manage inventory, reduce production lead time and control costs in the manufacturing process.

Our total cost of revenues decreased to $21,684,625 by $4,458,699, or 17%, for the year ended December 31, 2019 compared to cost of revenues of $26,143,324 for the year ended December 31, 2018. The decrease in cost of revenues directly corresponded to the decrease in revenue during the same year.

 Our cost of revenues for third parties increased to $30,284,897 by $10,050,899, or 50%, for the year ended December 31, 2020 compared to cost of revenues of $20,233,998 for the year ended December 31, 2019.

Our cost of revenues for third parties slightly decreased to $20,233,998 by $240,074, or 1%, for the year ended December 31, 2019 compared to cost of revenues of $20,474,072 for the year ended December 31, 2018.

Gross margin. Our gross margin decreased to 39% for the year ended December 31, 2020, from 42% for the year ended December 31, 2019.

Our gross margin decreased from 44% for the year ended December 31, 2018, to 42% for the year ended December 31, 2019.

Selling, general and administrative expenses. Selling, general and administrative expenses were $13,143,993 for the year ended December 31, 2020, and $10,148,039 for the year ended December 31, 2019, an increase of $2,995,954, or 30%. The increase in operating expenses is mainly due to an increase in research and development expenses, and an increase in entertainment expense. Research and development expenses increased by $1,142,920 or 63%, from $1,826,346 in 2019 to $2,969,266 in 2020, which was mainly due to the increased number of projects and project size expansion. Entertainment expenses increased by $546,520 or 62%, from $883,123 in 2019 to $1,429,643 in 2020 due to the business expansion.

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

Income from operations. Our income from operations was $7,023,475 for the year ended December 31, 2020 and $5,741,328 for the year ended December 31, 2019. Our operating income as a percentage of total revenues was 14% for the year ended December 31, 2020 and 15% for the year ended December 31, 2019.The 1% decrease was mainly due to our increased gross margin, offset by the increased selling, general and administrative expenses.

Our income from operations was $5,741,328 for the year ended December 31, 2019 and $8,871,456 for the year ended December 31, 2018. Our operating income as a percentage of total revenues was 15% for the year ended December 31, 2019 and 19% for the year ended December 31, 2018.

Income tax provision. We incurred income tax expense of $985,253, $1,463,745 and $1,657,279 for the years ended December 31, 2020, 2019 and 2018, respectively. The $478,492 decrease for the year ended December 31, 2020, compared with 2019, was due to the one-time deduction for certain property plant and equipment allowed by China tax law, offset by the increased net income before income tax provisions. The $193,534 decrease for the year ended December 31, 2019, compared with 2018, was due to the decreased net income before income tax provision in 2019, offset by increase of the one-time deduction for certain property plant and equipment allowed by China tax law.

Net income. Our net income was $5,562,761 and $4,311,547 for the years ended December 31, 2020 and 2019, respectively, representing an increase of $1,251,214 or 29%. The increase in net income was a result of increased revenue for the year ended December 31, 2020, compared to the year ended December 31, 2019.

Our net income was $4,311,547 and $7,211,429 for the years ended December 31, 2019 and 2018, respectively, representing a decrease of $2,899,882 or 40%. The significant decrease in net income was a result of decreased net revenues for the year ended December 31, 2019, compared to the year ended December 31, 2018.

B.	Liquidity and Capital Resources

Liquidity

For the years ended December 31, 2020, 2019, and 2018

We are expecting to generate additional cash flows in the near term from our installation projects and equipment sales, and from developing new customers, expanding our equipment sales and our sales networks. In March 2020, the World Health Organization or WHO declared COVID-19 a pandemic. Our operating results were negatively impacted by the COVID-19. Although we have resumed normal production and operation from the second half of 2020, due to the uncertainty surrounding the COVID-19 outbreak , the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated in the coming years. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations. To date, our management believes that current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this filing.

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. On December 31, 2020, our working capital was $6,755,336, compared to working capital of $1,159,000 on December 31, 2019.

Our cash and cash equivalents balance on December 31, 2020 totaled $4,462,530, compared to $9,944,765 on December 31, 2019. During the year ended December 31, 2020, we used cash in operating activities of $22,632,721, had cash used in investing activities of $5,618,421, and had cash provided by financing activities of $18,340,797. The effect of the prevailing exchange rates on our cash position was in the amount of positive $406,933.

Our cash and cash equivalents balance on December 31, 2019 totaled $9,944,765, compared to $2,461,501 on December 31, 2018. During the year ended December 31, 2019, we had cash provided by operating activities of $13,291,596, cash used in investing activities of $4,904,825, and had cash used in financing activities of $2,791,762. The effect of the prevailing exchange rates on our cash position was in the amount of negative $124,050.

Net cash used in operating activities for the year ended December 31, 2020 totaled $22,632,721. The activities were mainly comprised of an increase of inventories of $3,791,230, an increase in advances to suppliers and other assets – related parties of $1,587,875, an increase in net accounts receivable from third parties of $6,683,358, an increase in net account receivable from related parties of $5,915,753, a decrease in accounts payable to related parties of $2,341,946, a decrease in accrued expenses and other payables of $2,455,366, a decrease in advance from customers of $2,855,229, a decrease in advance from customers – related parties of $7,302,490, and offset by net income of $5,562,761, depreciation and amortization expense of $2,159,715, allowance for credit losses of $796,800, loss from equity method investments, net of $560,969 and a decrease in retention receivable, non-current of $736,837.

Net cash provided by operating activities for the year ended December 31, 2019 totaled $13,291,596. The activities were mainly comprised of net income of $4,311,547, depreciation and amortization expenses of $1,549,296, bad debt provision of $1,243,709, increase in accounts payable and bank acceptance notes to vendors of $2,839,752, an increase in advance from customers of $2,630,143, an increase in account payable-related parties of $1,896,054 an increase in advances from customers - related parties of $6,733,465, and offset by an increase in accounts receivable of $1,509,728, an increase in accounts receivable-related parties of $1,103,104, an increase in inventory of $2,923,465, and an increase in accrued expenses and other payables of $2,322,199.

Net cash used in operating activities for the year ended December 31, 2018 totaled $2,383,550. The activities were mainly comprised of an increase of inventories of $5,762,750, a decrease in accrued expenses and other payables of $4,481,539, an increase in net accounts receivable from third parties of $5,327,278, an increase in net related parties receivable of $1,427,078, an increase in advance to suppliers and other current assets of $2,108,928, and offset by net income of $7,211,429, an increase in accounts payable and bank acceptance notes to vendors of $996,619, an increase in related parties account payable of $3,269,238, an increase in advances from customers of $2,420,363, a decrease in related parties deferred cost of revenue of $1,765,856, the depreciation and amortization of $558,327, the amortization of debt issuance costs of $103,772, and bad debt provision of $280,228.

The increase in our cash flows used in operating activities for the year ended December 31, 2020, compared to the year ended December 31, 2019, primarily resulted from our increased net accounts receivables from both third parties and related parties, decreased advances to suppliers for both third parties and related parties, and decreased accounts payable to both third parties and related parties.

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

Net cash used in investing activities for the year ended December 31, 2020 totaled $5,618,421. The activities were primarily comprised of $2,873,522 paid for long-term investment, $1,355,101 used to purchase property, plant and equipment and $143,491 used to purchase of intangible asset and offset by proceeds from disposal of long-term investment of $4,574,914, proceeds from sale of property and equipment of $40,805.

Net cash used in investing activities for the year ended December 31, 2019 totaled $4,904,825. The activities were mainly comprised of $2,316,967 used to purchase property, plant and equipment, $3,015,119 of cash paid for long-term investments, and offset by proceeds from disposal of property, plant and equipment of $427,261.

Net cash used in investing activities for the year ended December 31, 2018 totaled $5,762,887. The activities were mainly comprised of $5,511,732 spent to purchase property, plant and equipment and $200,000 as payment for deposit on the acquisition of subsidiary.

We spend $961,866 less in 2020 in purchase property, plant and equipment and paid $141,597 less for long-term investment than the year ended December 31, 2019. We also received proceeds of $4,574,914 from equity interest transfer in the year ended December 31, 2020. However, we received $386,456 less from disposal of property, plant and equipment, spend $5,862,026 more in prepayment for property, plant and equipment and spent $143,491 in purchase of intangible assets. As a result, we used $713,596 more for the year ended December 31, 2020 in our investing activities than for the year ended December 31, 2019.

We spent $3,194,765 less in 2019 in purchasing property, plant and equipment than the year ended December 31, 2018, and received $405,189 more from disposal of property, plant and equipment. However, we spent $3,015,119 in investing in long-term investments in Hengqingyuan and Jincai Eco-Technology Co., Ltd. As a result, we used $858,062 less for the year ended December 31, 2019 in our investing activities than for the year ended December 31, 2018.

For the year ended December 31, 2020, net cash provided by financing activities was $18,340,797. The activities were mainly comprised of proceeds from related parties of $5,386,618, collection of deposit on loan agreements of $911,809 and proceeds from loans due within one year of $25,405,697, offset by repayment of loan due within one year of $7,601,156 and repayment of long-term loans of $5,762,171.

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

We received $21,132,559 more than the year of 2019 from financing activities for the year ended December 31, 2020. We received proceeds of $17,950,986 more than in 2019 from loans due within one year, received proceeds of $5,386,618 from related parties, collected $911,809 of deposit on loan agreement, repaid $1,974,244 less of long-term loans, repaid $445,194 less of loans due within one year, paid $503,939 less deposits on loan agreement and paid $335,938 less in debt issuance costs. However, we received proceeds of $6,376,169 less from long-term loans.

For the year ended December 31, 2019, net cash used in financing activities was $2,791,762, compared with net cash provided by financing activities of $6,674,611 for the year ended December 31, 2018. We repaid long term loan of $7,005,820 more in 2019 and received cash from loans due within one year and long-term loans of $4,038,846 and $2,255,324 less in 2019, offset by less repayments of loans due within one year of $3,905,874.

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

For 2021, we expect our main growth will be from our wastewater treatment business in China. The demand for our products, projects and services appears to be strengthening, from which we expect to generate more positive cash flow.

Our long-term future capital requirements will depend on many factors, including cash inflow from our revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and the continued market acceptance of our products, projects and services. Compared to $45,305,700 short-term liability outstanding as of December 31, 2019, we had $54,271,561 short-term liability outstanding as of December 31, 2020. Our total liability increased for the year of 2020 due to increase in loans due within one year. We mainly relied on proceeds from borrowings with third parties and related parties, and cash inflow from revenue to support our operations for the year ended December 31, 2020. As a fast-growing company, our management and finance team monitors cash flow daily and is actively taking actions to improve on the overall health of our cash flow.

The COVID-19 Pandemic. On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical areas in China in which the Company operates. Consequently, the COVID-19 pandemic may adversely affect the Company’s business operations, financial condition and operating results for 2021, including but not limited to material negative impact to the Company’s total revenues, slower collection of accounts receivables and significant impairment to the Company’s equity investments. Due to the high uncertainty of the evolving situation, the Company has limited visibility on the full impact brought upon by the COVID-19 pandemic and the related financial impact cannot be estimated for the coming years at this time.

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

Any loan to Jinzheng, which is treated as a foreign-invested enterprise under Chinese law, is subject to Chinese regulations and foreign exchange loan registrations. In January 2003, the China State Development and Reform Commission, SAFE and Ministry of Finance jointly promulgated the Circular on The Interim Provisions on the Management of Foreign Debts, or the Circular 28, limiting the total amount of foreign debt a foreign-invested enterprise may incur to the difference between the amount of total investment approved by the Ministry of Commerce or its local counterpart for such enterprise and the amount of registered capital of such enterprise, and requiring registration of any such loans with SAFE. As of December 31, 2020, the amount of approved total investment of Jinzheng was $14,353,792 (RMB 100,000,000) and registered capital was $14,353,792 (RMB 100,000,000), which means Jinzheng currently needs to reapply for an increased investment amount if it requires more capital in the future.

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

Capital Resources

As of December 31, 2020 and 2019

The following table provides selected balance sheets comparisons as of December 31, 2020 and December 31, 2019:

	December 31,
	2020	2019	Variance	%
ASSETS
Current assets
Cash and cash equivalents	$4,462,530	$9,944,765	$(5,482,235)	-55%
Restricted cash	-	4,021,177	(4,021,177)	-100%
Accounts receivable, net	18,038,582	11,293,625	6,744,957	60%
Accounts receivable - related parties, net	8,806,238	2,392,087	6,414,151	268%
Notes receivable	107,235	360,505	(253,270)	-70%
Inventories	21,737,156	13,715,369	8,021,787	58%
Deferred cost of revenue	-	221,737	(221,737)	-100%
Advances to suppliers and other current assets, net	6,196,694	4,515,435	1,681,259	37%
Advance to suppliers and other current assets - related parties	1,678,462	-	1,678,462	100%
Total current assets	61,026,897	46,464,700	14,562,197	31%
Long-term investments	1,074,142	2,997,419	(1,923,277)	-64%
Retentions receivable, non-current	4,651	734,140	(729,489)	-99%
Property, plant and equipment, net	22,538,664	24,611,862	(2,073,198)	-8%
Land use rights, net	2,093,873	2,008,096	85,777	4%
Intangible asset, net	151,677	-	151,677	100%
Operating lease right-of-use assets, net	93,848	141,016	(47,168)	-33%
Deposit on loan agreement	-	918,643	(918,643)	-100%
Long-term prepaid expenses	6,252,109	184,320	6,067,789	3292%
Total assets	$93,235,861	$78,060,196	$15,175,665	19%
LIABILITIES
Accounts payable and bank acceptance notes to vendors	$8,922,232	$8,099,529	$822,703	10%
Accounts payable - related parties	3,100,923	5,225,004	(2,124,081)	-41%
Loans due within one year	27,268,410	11,809,449	15,458,961	131%
Loans due within one year - related parties	5,785,045	-	5,785,045	100%
Advances from customers	2,876,306	5,522,913	(2,646,607)	-48%
Advances from customers - related parties	23,898	7,254,968	(7,231,070)	-100%
Income tax payables	798,991	322,419	476,572	148%
Operating lease liabilities, current	35,419	56,852	(21,433)	-38%
Deferred income	45,958	43,061	2,897	7%
Accrued expenses and other payables	5,414,379	6,971,505	(1,557,126)	-22%
Total current liabilities	54,271,561	45,305,700	8,965,861	20%
Deferred Income, non-current	-	43,061	(43,061)	-100%
Deferred tax liabilities	75,204	288,687	(213,483)	-74%
Operating lease liabilities, non-current	37,604	68,420	(30,816)	-45%
Long-term loans less current portion and unamortized debt issuance costs	-	1,377,217	(1,377,217)	-100%
Total liabilities	$54,384,369	$47,083,085	$7,301,284	16%

We maintain cash and cash equivalents in mainland China and Hong Kong. At December 31, 2020 and 2019, bank deposits were as follows:

	December 31,
Country	2020	2019
China (mainland)	$2,767,788	$9,272,603
China (offshore bank account)	1,623,730	634,818

Total	$4,391,518	$9,907,421

An important proportion of our cash balances at December 31, 2020 and 2019 are in the form of RMB and held in bank accounts at financial institutions located in China. Cash held in banks in China is not insured. In 1996, the Chinese government introduced regulations relaxing restrictions on the conversion of the RMB; however, restrictions remain, including restrictions on foreign-invested entities. Foreign-invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to China government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in China is not readily deployable by us for use outside of China.

Cash and cash equivalents

As of December 31, 2020, cash and cash equivalents were $4,462,530, compared to $9,944,765 at December 31, 2019. The components of net cash flow of negative $9,503,412, positive $5,470,959 and negative $1,876,782 for the years ended December 31, 2020, 2019 and 2018, are reflected below.

	Years Ended December 31,
	2020	2019	2018
Net cash provided by (used in) operating activities	$(22,632,721)	$13,291,596	$(2,383,550)
Net cash used in investing activities	(5,618,421)	(4,904,825)	(5,762,887)
Net cash provided by (used in) financing activities	18,340,797	(2,791,762)	6,674,611
Exchange rate effect on cash	406,933	(124,050)	(404,956)

Net cash inflow (outflow)	$(9,503,412)	$5,470,959	$(1,876,782)

Restricted cash

As of December 31, 2020 and 2019, the Company had restricted cash of $0 and $4,021,177, respectively.

Accounts receivable, net

Accounts receivable, net as of December 31, 2020 was $18,038,582, an increase of $6,744,957, or 60%, compared to $11,293,625 as of December 31, 2019. This increase resulted primarily from the fact that our revenue from third parties increased significantly for the year ended December 31, 2020.

Advance to suppliers and other current assets, net

As of December 31, 2020 and 2019, advances to suppliers and other current assets consisted of the following:

	December 31,	December 31,
	2020	2019
VAT-input	$31,701	$69,388
Deposits	321,834	294,242
Prepaid expenses	53,986	833,211
Others	459,374	72,450
Total other current assets	866,895	1,269,291
Advances to suppliers	5,571,690	3,776,962
Total	6,438,585	5,046,253
Less: allowance for doubtful accounts	(241,891)	(530,818)
Advances to suppliers and other current assets, net	$6,196,694	$4,515,435

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

The movement of allowance for doubtful accounts consisted of the following:

	December 31,	December 31,
	2020	2019
Beginning balance	$530,818	$60,277
Cumulative effect of the adoption of ASC Topic 326	-	-
Provisions	-	479,071
Write-off	(237,114)	(7,748)
Effects of foreign exchange rate	(51,813)	(782)
Ending balance	241,891	530,818

Inventories

As of December 31, 2020, our inventory balance was $21,737,156, an increase of $8,021,787, compared to $13,715,369, as of December 31, 2019.

	December 31, 2020	December 31, 2019
Raw materials	$6,810,216	$4,828,273
Work in process	14,772,318	8,742,220
Finished goods	154,622	144,876
	21,737,156	13,715,369
Less: write-down of inventories	-	-
Inventories	$21,737,156	$13,715,369

Deferred cost of revenue

As of December 31, 2020 and 2019, our balance of deferred cost of revenue totaled $0 and $221,737, respectively.

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

Property, plant and equipment, net

Net property, plant and equipment as of December 31, 2020 were $22,538,664, a decrease of $2,073,198 compared to $24,611,862, as of December 31, 2019. The decrease was due to the depreciation of property.

	December 31,	December 31,
	2020	2019
Machinery equipment	$10,090,267	$9,860,468
Electronic equipment	357,035	245,366
Office equipment	235,290	289,473
Motor vehicles	1,813,319	1,057,208
Buildings	11,339,637	10,666,163
Computer software	229,876	108,105
Kitchen and cookware	116,685	111,010
Construction in progress	450,035	465,217
Leasehold improvements	79,791	74,762
Membrane cushion	82,526	390,660
Wastewater treatment system, except for membrane cushion	1,091,201	3,348,847
Total property, plant and equipment	25,885,662	26,617,279
Less: accumulated depreciation	(3,346,998)	(2,005,417)
Property, plant and equipment, net	$22,538,664	$24,611,862

Depreciation expense for the years ended December 31, 2020, 2019 and 2018, was $2,116,121, $1,505,747 and $512,333, respectively.

Land use rights, net

As of December 31, 2020 and 2019, land use rights consisted of the following:

	December 31, 2020	December 31, 2019
Cost	$2,304,068	$2,158,848
Less: accumulated amortization	(210,195)	(150,752)
Land use rights, net	$2,093,873	$2,008,096

Amortization expense for the years ended December 31, 2020, 2019 and 2018 was $43,594, $43,549 and $45,994, respectively.

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

For most contracts, revenue is recognized when performance obligation under the terms of a contract with the customer are satisfied and control of the products has been transferred to the customer, which normally occurs when (i) customer-issued formal acceptance was obtained or (ii) the Company has demonstrated the equipment meets the agreed-upon criteria per the contract when formal acceptance is not available.

For one long-term contract with a related party, which accounted for 53.3% of the total project revenue in the year ended December 31, 2020, revenue is recognized over time as the Company creates an asset based on criteria that are unique to the customer and the Company has a right to payment for performance completed to date. The Company measures progress toward satisfying a performance obligation using a cost to cost method which is based on the costs incurred to total expected costs in satisfying its performance obligation. The cost of uninstalled materials is excluded from measuring progress toward satisfying a performance obligation as Company only provided a procurement service.

Contract asset represents revenues recognized in excess of amounts billed on contract in progress. The contract asset related to this long-term contract is included in “advance to suppliers and other current assets – related parties” in the accompanying balance sheets and will be liquidated in the normal course of the contract completion. The contract asset for the years ended December 31, 2020 and 2019 was $1,270,063 and $0, respectively.

The Company usually provides free after-sales service under project revenue, which includes warranty, technical support and training, for a period ranging from one to two years based on each contract. The warranty doesn’t constitute a separate performance obligation since it is a standard warranty to assure the project will function as expected. The actual after-sales expense was $315,852, $467,056 and $275,520 for the years ended December 31, 2020, 2019 and 2018, respectively.

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

The Company may subcontract the service stipulated in the contracts with customers to subcontractors including related party subcontractors. If the Company is not primarily responsible for fulfilling the promise to provide the service and does not control the service before it is transferred to the customer, it considers itself an agent in the transaction and recognizes service revenue net of subcontract costs.

There were no sales returns and allowances for the years ended December 31, 2020, 2019 and 2018. The Company does not provide unconditional right of return, pricing protection or any other concessions to its customers.

Revenue Disaggregation

In accordance with ASC 606, the Company disaggregates revenue from contracts with customers by revenue stream. The Company determined that disaggregating revenue into these categories meets the disclosure objective in ASC 606 which is to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by regional economic factors.

The following table summarizes the net revenues generated from different revenue streams:

	For the Years Ended December 31,
	2020	2019	2018
Products	$3,455,606	$2,152,846	$1,387,955
Projects	18,734,444	16,906,709	6,223,293
Services	4,160,493	4,657,423	18,362,715
Net revenues	26,350,543	23,716,978	25,973,963
Products – related parties	2,390,876	796,121	304,938
Projects – related parties	22,417,347	13,060,893	20,761,803
Net revenues from related parties	24,808,223	13,857,014	21,066,741
Total net revenues	$51,158,766	$37,573,992	$47,040,704

Contract Liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2020 and 2019, the Company recorded contract liabilities of $2,876,306 and $5,522,913, respectively, which was presented as “Advances from customers” in the accompanying consolidated balance sheets. As of December 31, 2020 and 2019, the Company recorded contract liabilities of $23,898 and $7,254,968, respectively, which was presented as “Advances from customers – related parties” in the accompanying consolidated balance sheets. During the years ended December 31, 2020 and 2019, the Company recognized $4,440,704 and $1,464,271, respectively, of contract liabilities included in the opening balances of advance from customers. During the years ended December 31, 2020 and 2019, the Company recognized $7,680,725 and $525,934, respectively, of contract liabilities included in the opening balances of advance from customers – related parties. The amount was included in net revenues from related parties in the accompanying consolidated statements of income and comprehensive income. During the years ended December 31, 2020 and 2019, the Company recognized $0 and $215,307, respectively, of contract liabilities included in the opening balances of advance from customers. The amount was included in other income in the accompanying consolidated statements of income and comprehensive income.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as operating environment changes. Significant estimates and assumptions by management include, among others, estimated useful lives and impairment of long-lived assets, allowance for credit losses, contingencies and litigation, revenue from project sales recognized over time and provision for income taxes including uncertain tax position. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Current Expected Credit Losses

On January 1, 2020, the Company adopted FASB Accounting Standards Update (ASU) 2016-13 “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments,” (ASC Topic 326) and its amendments using the modified retrospective approach. As of January 1, 2020, the Company’s accounts receivable, notes receivable and advances to suppliers and other current assets are within the scope of ASC Topic 326. This ASU replaces the incurred loss impairment model with an expected credit loss impairment model for financial instruments. The amendments require entities to consider forward-looking information to estimate expected credit losses, resulting in earlier recognition of losses for receivables that are current or not yet due, which were not considered under the previous accounting guidance. The adoption of this standard did not have a material impact to the Company’s consolidated financial statements, nor did it result in a cumulative effect adjustment as of January 1, 2020.

The Company has identified the relevant risk characteristics of its customers and the related receivables, advances to suppliers and other current assets which include type of the products the Company provides or purchased, nature of the customers/suppliers or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered.

Long-term Investments

As of December 31, 2020, the Company’s long-term investments consist of an equity method investment and an equity investment without readily determinable fair value which was accounted for using measurement alternative.

Equity Method Investment

In accordance with ASC 323, Investments-Equity Method and Joint Ventures, the Company applies the equity method of accounting to equity investments, over which it has significant influence but does not own a majority equity interests or otherwise control. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Under the equity method, the Company initially records its investment at cost and subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. If an equity investment no longer qualifies to be accounted for under the equity method due to a decrease in the level of the Company’s ownership, the Company discontinues applying the equity method and uses the previous carrying amount of the investment as the initial basis and stops recording its share of the earnings or losses of its investee on the date of change.

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

Equity Investment Using Measurement Alternative

The Company uses the measurement alternative for the investment over which the Company does not have significant influence, and without readily determinable fair value and do not qualify for the net asset value practical expedient in accordance with ASU 2016-01, “Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities”. The Company records the investment at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

The Company periodically reviews its equity investment for impairment. At each reporting date, an entity that uses the measurement alternative to measure an equity investment without a readily determinable fair value is required to make a qualitative assessment of whether the investment is impaired. The Company regularly evaluates the impairment of its investment based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss recognized equal to the excess of the investment cost over its fair value at the end of each reporting period for which the assessment is made. The fair value would then become the new cost basis of the investment.

Fair Value of Financial Instruments

In August 2018, the FASB issued ASU No. 2018-13 “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement”. This ASU modifies the disclosures related to recurring and nonrecurring fair value measurements. Disclosures related to the transfer of assets between Level 1 and Level 2 hierarchies have been eliminated and various additional disclosures related to Level 3 fair value measurements have been added, modified or removed. The Company adopted this ASU on January 1, 2020 and the adoption did not have a material impact on its consolidated financial statements.

For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, net, notes receivable, inventories, advances to suppliers and other current assets, net, accounts payable, loans due within one year, advances from customers, income tax payables, current portion of operating lease liabilities, current portion of deferred income, and accrued expenses and other payables, the carrying amounts approximate their fair values due to the short maturities.

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

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes”. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815”, which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The standard is effective for public business entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

Management does not believe that any recently issued, but not yet effective accounting pronouncements, when adopted, will have a material effect on the accompanying financial statements.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 2.5% in 2020, 3.0% in 2019, and 3.13% in 2018.

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

The Company did not rent the old office from December 25, 2017 and continued to rent the old factory until April 21, 2019 according to the rent contract. Rental expenses for the years ended December 31, 2020, 2019 and 2018 were $164,608, $102,458 and $133,121, respectively.

G.	Safe Harbor.

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position	Appointed
Yuebiao Li (1) (2)	47	Chief Executive Officer and Chairman of the Board	June, 2016
Zhuo Zhang (1) (2)	43	Chief Financial Officer and Director	June, 2016
Hengtong Li (1) (3) (5) (6) (7)	56	Director	June, 2016
Zhicun Chen (1) (3) (5)(6) (7)	47	Director	June, 2016
Yan Shen (1) (4) (5) (6) (7)	50	Director	June, 2016

(1)	The individual’s business address is c/o Yantai Jinzheng Eco-Technology Co., Ltd. 8 Lande Road, Laishan District, Yantai, Shandong China.
(2)	Class C director whose term expires at the 2022 succeeding annual meeting of shareholders.
(3)	Class B director whose term expires at the 2021 succeeding annual meeting of shareholders.
(4)	Class A director whose term expires at the 2023 annual meeting of shareholders.
(5)	Member of audit committee.
(6)	Member of compensation committee.
(7)	Member of nominating committee.

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

In 2020, we expensed an aggregate of approximately $451,749 as salaries, bonuses and fees to our senior officers named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

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

Summary Director Compensation Table FY 2020

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

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Our Class A directors face reelection at our 2023 annual meeting and shall face reelection every three years thereafter. Class B directors shall face re-election at our 2021 annual general meeting of shareholders and every three years thereafter. Class C directors shall face re-election at our 2022 annual general meeting of shareholders and every three years thereafter.

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

Our Employees

As of December 31, 2020, we employed 216 people on a full-time basis. We have 14 employees in management and administration, 34 employees in sales and marketing, 55 employees in research and development, 85 employees in manufacturing and purchasing, 11 employees in internal control and 17 employees in finance and human resource. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. For the years ended December 31, 2020, 2019 and 2018, we contributed approximately $402,701, $330,678 and $360,660 to the employee benefit plans and social insurance, respectively. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

The contracts that we have entered into with executive officers include the following:

Employment Agreement of Yuebiao Li

We entered into an employment agreement with Yuebiao Li effective November 1, 2020, providing for Mr. Li to serve as the Company’s Chief Executive Officer. Under the terms of Mr. Li’s employment agreement, Mr. Li is, among other matters, to take overall responsibility for the operational management and financial management of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 1,626,000 (approximately $240,000); and

●	Reimbursement of reasonable business expenses.

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

Employment Agreement of Zhuo Zhang

We entered into an employment agreement with Zhuo Zhang effective November 1, 2020, providing for Ms. Zhang to serve as the Company’s Chief Financial Officer. Under the terms of Ms. Zhang’s employment agreement, Ms. Zhang is, among other matters, is to oversee all financial and operational controls and metrics of the company in accordance with industry rules and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 1,626,000 (approximately $240,000); and

●	Reimbursement of reasonable business expenses.

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

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of April 30, 2021, for:

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

Applicable percentage ownership is based on 10,809,000 common shares outstanding at April 30, 2021. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Yantai Jinzheng Eco-Technology Co, Ltd. 8 Lande Road, Laishan District, Yantai, Shandong China.

	Beneficial Ownership(1)
Name of Beneficial Owner	Common Shares	Percentage
Yuebiao Li(2) (3) (5)	2,900,000	26.8%
Zhuo Zhang(4) (5)	1,900,000	17.6%
Hengtong Li(5)	0	*
Zhicun Chen(5)	0	*
Yan Shen(5)	0	*
All directors and executive officers as a group	4,800,000	44.4%

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.
(2)	Chairman and Chief Executive Officer
(3)	Represents 2,900,000 shares held directly by Tigerwind Group Limited, a British Virgin Islands limited liability company controlled by Yuebiao Li. Mr. Li holds voting and investment power over the shares held.
(4)	Chief Financial Officer
(5)	Director

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders.

As of April 30, 2021, no stockholders known to us was a beneficial owner of more than 5% of our outstanding common shares other than the shareholders identified in the directors and executive officers group in the table above. We have determined beneficial ownership in accordance with the rules of the SEC.

B.	Related Party Transactions.

The Company had transactions with the following related parties in the years ended December 31, 2020, 2019 and 2018:

Name of Related Party	Nature of Relationship
Yuebiao Li	Principal shareholder, Chairman of the Board and Chief Executive Officer (“CEO”)

Zhuo Zhang	Principal shareholder, Director, Chief Financial Officer (“CFO”)

Yue Zhang	Principal shareholder, Zhuo Zhang’s sister

Xiaojun Chen	Husband of Zhuo Zhang

Heilongjiang Binteer Environmental Protection Equipment Manufacturing Co., Ltd. (“Heilongjiang Binteer”)	Established by Yuebiao Li, in May 2014, Mr. Li transferred his 60% equity interest to his brother, Yuefeng Li. Yuefeng Li then transferred his 60% equity interest to a third party individual for zero consideration in March 2016. Significantly influenced by the Company.

Yantai Hengqingyuan Eco- Technology Co., Ltd. (“Hengqingyuan”)	Jinzheng holds 20% equity interest.

Yantai Jincai Eco-Technology Co., Ltd. (“Jincai”)	Jinzheng holds 10% equity interest.

Entity A and its subsidiaries	Entity A is 45% owned by Entity D

Entity B	Significantly influenced by the Company

Entity C	Significantly influenced by the Company

Entity D and its subsidiaries	Significantly influenced by the Company

Sude (Dalate) Environmental Protection Technology Co., Ltd. (“Sude”)	Yuebiao Li is the legal person.

The Company primarily provides products such as membranes, components and wastewater filtration equipment to Heilongjiang Binteer, Hengqingyuan, Jinca, Sude, Entity A and its subsidiaries, Entity B and Entity D’s subsidiary.

The Company purchased membrane modules, membrane filters, and other components of water treatment equipment from Entity D’s subsidiary. The Company also subcontracted wastewater treatment service to Entity C, Entity D’s subsidiary, Entity A and its subsidiaries.

The following related party transactions occurred for the years ended December 31, 2020, 2019 and 2018:

	For the Years Ended December 31,
	2020	2019	2018
SALES TO:
Heilongjiang Binteer	$-	$6,792	$-
Hengqingyuan	-	1,921,811	-
Jincai	22,096,716	-	-
Entity A and its subsidiaries	373,514	11,030,663	20,750,159
Entity B	-	-	107,894
Entity D’s subsidiary	773,312	897,748	208,688
Sude	1,564,681	-	-
Total net revenues from related parties	$24,808,223	$13,857,014	$21,066,741

PURCHASE FROM:
Entity D’s subsidiary	$1,101,751	$2,112,484	$1,592,537
Total purchase from related party	$1,101,751	$2,112,484	$1,592,537

WASTEWATER TREATMENT SERVICE PROVIDED BY:
Entity C	$-	$2,536,720	$5,279,255
Entity A and its subsidiaries	4,700,387	7,521,286	5,918,396
Entity D’s subsidiary	2,485,675	2,182,473	291,150
Total wastewater treatment service provided by related parties	$7,186,062	$12,240,479	$11,488,801

COST OF REVENUES FROM:
Entity C	$-	$-	$4,296,375
Entity D’s subsidiary	706,401	1,450,627	1,372,877
Total cost of revenues from related parties:	$706,401	$1,450,627	$5,669,252

	For the Years Ended December 31,
ACCOUNTS RECEIVABLE FROM RELATED PARTIES	2020	2019
Entity A and its subsidiaries	$377,154	$1,460,103
Jincai	4,677,921	-
Entity B	666,307	624,312
Entity D’s subsidiary	1,882,205	931,984
Sude	1,868,958	-
Accounts receivable from related parties	9,472,545	3,016,399
Less: allowance for credit losses	(666,307)	(624,312)
Accounts receivable - related parties, net	$8,806,238	$2,392,087

MOVEMENT OF ALLOWANCE FOR CREDIT LOSSES FOR ACCOUNTS RECEIVABLE FROM RELATED PARTIES:
Beginning balance	$624,312	$-
Provisions	-	624,312
Write-off	-	-
Effect of foreign exchange rate	41,995	-
Ending balance	$666,307	$624,312

ADVANCES FROM CUSTOMERS - RELATED PARTIES
Entity A and its subsidiaries	$-	$72,904
Heilongjiang Binteer	23,898	5,167
Jincai	-	7,176,897
Advances from customers – related parties	$23,898	$7,254,968

ACCOUNTS PAYABLE - RELATED PARTIES
Entity C	$-	$1,318,692
Entity A and its subsidiaries	3,100,923	2,537,333
Entity D’ subsidiaries	-	1,368,979
Accounts payable – related parties	$3,100,923	$5,225,004

ADVANCE TO SUPPLIERS AND OTHER CURRENT ASSETS – RELATED PARTIES
Advance to Suppliers
Entity D’s subsidiaries	$408,399	$-
Contract Asset
Jincai	$1,270,063	$-
Advance to suppliers and other current assets – related parties	$1,678,462	$-

Due to related parties

On December 31, 2020, the Company borrowed approximately $2,297,900 (RMB15,000,000) from Yuebiao Li with 0% interest. The maturity date of the loan was January 31, 2021. During the year ended December 31, 2020, the Company also borrowed from Jincai with 0% for operating need. As of December 31, 2020, the balance due to Jincai was approximately $3,089,000 (RMB22,763,041).

As of December 31, 2020 and 2019, due to related parties consisted of the following:

	For the Years Ended December 31,
	2020	2019
Yuebiao Li	$2,297,900	$-
Jincai	3,487,145	-
Total	$5,785,045	$-

C.	Interests of experts and counsel.

Not applicable for annual reports on Form 20-F.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

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

As of the date of this annual report, the VAT rate for the sale of our goods is 13%, for the installation of our equipment is 9%, and for the provision of our services is 6%.

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

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. As of December 31, 2020, we had outstanding bank loans of $27,268,410, with an effective interest rate of 8.69%. As of December 31, 2019, we had $7,521,387 in outstanding bank borrowings, with an effective interest rate of 6.333%.

As of December 31, 2020, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our Company would have been RMB 1,046,790 ($151,707) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

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

Credit Risk

As of December 31, 2020, we had cash and cash equivalents of $4,462,530. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

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

As of December 31, 2020 (the “Evaluation Date”), the company carried out an evaluation, under the supervision of and with the participation of management, including the company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the company’s disclosure controls and procedures were not effective as of December 31, 2020.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on that evaluation, management concluded that these controls were effective at December 31, 2020.

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

Item 16. [Reserved]

Item 16A. Audit Committee and Financial Expert

The company’s Board of Directors has determined that Ms. Zhicun Chen qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market standards. The company’s Board of Directors has also determined that Mr. Chen and the other members of the Audit Committee are all “independent” in accordance with the applicable NASDAQ Capital Market standards.

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

Item 16C. Audit-Related Fees

Audit Fees

During fiscal 2020 and 2019, MaloneBailey, LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $270,000 and $285,000, respectively.

Audit-Related Fees

During fiscal 2020 and 2019, the Company did not incur audit-related services for services rendered in connection with financial due diligence of the company in connection with the company’s initial public offering.

Tax Fees

The company has not paid MaloneBailey, LLP for tax services in fiscal 2020, 2019 and 2018.

All Other Fees

The company has not paid MaloneBailey, LLP for any other services in fiscal 2020, 2019 and 2018.

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

Item 16D. Exemptions form the Listing Standards for the Audit Committee

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and the Affiliated Purchasers

Neither the company nor any affiliated purchaser has purchased any shares or other units of any class of the company’s equity securities registered by the company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2020.

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

Item 18. Financial Statements

The consolidated financial statements of Newater Technology, Inc. are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit
1.1	Memorandum and Articles of Association (1)

2.1	Specimen Common Share Certificate (1)

4.1	Employment Agreement of Yuebiao Li (2)

4.2	Employment Agreement of Zhuo Zhang (2)

Exhibit
4.3	Summary Translation of Credit Agreement between Jinzheng and Qingdao Metro Financial (5)

4.4	General Contract for Advanced Project BT (Build and Transfer) of Mine Water by and between Yantai Jinzheng Eco-Technology Co., Ltd. and Yulin Yuyang Zhongneng Yuandatan Mining Co., Ltd.(3)

4.5	Assignment of General Contract for Advanced Project BT (Build and Transfer) of Mine Water by and between Yantai Jinzheng Eco-Technology Co., Ltd.(4)

4.6	Loan Contract with Yantai Zhengda Urban Construction Progress Ltd. (6)

8.1	List of Subsidiaries

11.1	Code of Ethics (1)

12.1	Certification of the Chief Executive Officer of Newater Technology, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Executive Officer of Newater Technology, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer of Newater Technology, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer of Newater Technology, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Press Release dated June 5, 2020 titled “Newater Technology, Inc. Announces Year 2019 Audited Financial Results”

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Labels Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Filed as an exhibit to the Newater Technology, Inc.’s Registration Statement on Form F-1, as amended on Form F-1 (Registration No. 333-217355) initially filed on April 18, 2017 and hereby incorporated by reference.
(2)	Filed as an exhibit to Newater Technology, Inc.’s Report on Form 6-K, filed on November 2, 2020 and hereby incorporated by reference.
(3)	Filed as an exhibit to Newater Technology, Inc.’s Report on Form 6-K/A, filed on January 14, 2020 and hereby incorporated by reference.
(4)	Filed as an exhibit to Newater Technology, Inc.’s Report on Form 6-K, filed on April 6, 2020 and hereby incorporated by reference.
(5)	Filed as an exhibit to Newater Technology, Inc.’s Report on Form 20-F, filed on April 30, 2019 and hereby incorporated by reference.
(6)	Filed as an exhibit to Newater Technolgy, Inc.’s Report on 6-K, filed on August 3, 2020 and hereby incorporated by reference.

SIGNATURES

The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEWATER TECHNOLOGY, INC.

By:	/s/ YUEBIAO LI
Yuebiao Li
Chief Executive Officer

Date: April 30, 2021

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Newater Technology, Inc. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Newater Technology, Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2016

Houston, Texas

April 30, 2021

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019

ASSETS
Current assets
Cash and cash equivalents	$4,462,530	$9,944,765
Restricted cash	-	4,021,177
Accounts receivable, net	18,038,582	11,293,625
Accounts receivable - related parties, net	8,806,238	2,392,087
Notes receivable	107,235	360,505
Inventories	21,737,156	13,715,369
Deferred cost of revenue	-	221,737
Advance to suppliers and other current assets, net	6,196,694	4,515,435
Advance to suppliers and other current assets - related parties	1,678,462	-
Total current assets	61,026,897	46,464,700

Retentions receivable, non-current	4,651	734,140
Property, plant and equipment, net	22,538,664	24,611,862
Land use rights, net	2,093,873	2,008,096
Intangible asset, net	151,677	-
Operating lease right-of-use assets, net	93,848	141,016
Deposit on loan agreement	-	918,643
Long-term investments	1,074,142	2,997,419
Long-term prepaid expenses	6,252,109	184,320
Total assets	$93,235,861	$78,060,196

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and bank acceptance notes to vendors	$8,922,232	$8,099,529
Accounts payable - related parties	3,100,923	5,225,004
Loans due within one year	27,268,410	11,809,449
Due to related parties	5,785,045	-
Advances from customers	2,876,306	5,522,913
Advances from customers - related parties	23,898	7,254,968
Income tax payables	798,991	322,419
Accrued expenses and other payables	5,414,379	6,971,505
Operating lease liabilities, current	35,419	56,852
Deferred income, current	45,958	43,061
Total current liabilities	54,271,561	45,305,700

Deferred income, non-current	-	43,061
Deferred tax liabilities	75,204	288,687
Operating lease liabilities, non-current	37,604	68,420
Long-term loans, less current portion and unamortized debt issuance costs	-	1,377,217
Total non-current liabilities	112,808	1,777,385
Total liabilities	54,384,369	47,083,085

Shareholders’ equity
Common shares ($0.001 par value, 200,000,000 shares authorized,10,809,000 shares issued and outstanding as of December 31, 2020 and December 31, 2019)	10,809	10,809
Additional paid-in capital	26,303,348	26,303,348
Statutory reserves	2,941,715	2,267,219
Retained earnings	8,834,286	3,946,021
Accumulated other comprehensive income (loss)	761,334	(1,550,286)
Total shareholders’ equity	38,851,492	30,977,111
Total liabilities and shareholders’ equity	$93,235,861	$78,060,196

The accompanying notes are an integral part of these consolidated financial statements

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years ended December 31,
	2020	2019	2018

Net revenues	$26,350,543	$23,716,978	$25,973,963
Net revenues from related parties	24,808,223	13,857,014	21,066,741
Total revenues	51,158,766	37,573,992	47,040,704
Cost of revenues	30,284,897	20,233,998	20,474,072
Cost of revenues from related parties	706,401	1,450,627	5,669,252
Total cost of revenues	30,991,298	21,684,625	26,143,324
Gross profit	20,167,468	15,889,367	20,897,380
Operating expenses:
Selling, general and administrative	13,143,993	10,148,039	12,025,924
Total operating expenses	13,143,993	10,148,039	12,025,924
Income from operations	7,023,475	5,741,328	8,871,456
Interest expense	1,757,396	1,087,051	658,290
Interest income	(73,344)	(38,328)	(26,632)
Government grants	(1,985,061)	(946,164)	(627,748)
Loss from equity method investments, net	560,969	17,023	-
Other expenses (income)	215,501	(153,546)	(1,162)
Total other expenses (income)	475,461	(33,964)	2,748
Income before income taxes provisions	6,548,014	5,775,292	8,868,708
Income tax provisions	985,253	1,463,745	1,657,279
Net income	5,562,761	4,311,547	7,211,429
Other comprehensive income (loss)
Foreign currency translation adjustment	2,311,620	(378,069)	(1,159,084)
Total comprehensive income	$7,874,381	$3,933,478	$6,052,345

Earnings per common share
Basic	$0.51	$0.40	$0.67
Diluted	$0.51	$0.40	$0.67
Weighted average common shares outstanding
Basic	10,809,000	10,809,000	10,809,000
Diluted	10,809,000	10,809,000	10,809,000

The accompanying notes are an integral part of these consolidated financial statements

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Shares	Common Shares	Additional Paid-in Capital	Retained Earnings (Deficit)	Statutory Reserves	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
Balance, December 31, 2017	10,809,000	$10,809	$15,059,181	$5,228,733	$705,698	$(13,133)	$20,991,288
Net income				7,211,429			7,211,429
Statutory reserves				(1,060,013)	1,060,013		-
Foreign currency translation adjustment						(1,159,084)	(1,159,084)
Balance, December 31, 2018	10,809,000	$10,809	$15,059,181	$11,380,149	$1,765,711	$(1,172,217)	$27,043,633
Net income				4,311,547			4,311,547
Statutory reserves				(501,508)	501,508		-
Capital increase from retained earnings			11,244,167	(11,244,167)			-
Foreign currency translation adjustment						(378,069)	(378,069)
Balance, December 31, 2019	10,809,000	$10,809	$26,303,348	$3,946,021	$2,267,219	$(1,550,286)	$30,977,111
Net income				5,562,761			5,562,761
Statutory reserves				(674,496)	674,496		-
Foreign currency translation adjustment						2,311,620	2,311,620
Balance, December 31, 2020	10,809,000	$10,809	$26,303,348	$8,834,286	$2,941,715	$761,334	$38,851,492

The accompanying notes are an integral part of these consolidated financial statements

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2020	2019	2018
Cash flows from operating activities
Net income	$5,562,761	$4,311,547	$7,211,429
Adjustments to reconcile net income to net cash used in operating activities:
Loss from equity method investments, net	560,969	17,023	-
Depreciation and amortization expense	2,159,715	1,549,296	558,327
Deferred income taxes	(220,332)	892,548	(118,199)
Allowance for credit losses	796,800	1,243,709	280,228
Amortization of debt issuance costs	161,911	324,221	103,772
Noncash lease expense	61,260	41,935	-
Loss on disposal of property, plant and equipment	35,587	1,367	13,256
Changes in assets and liabilities:
Accounts receivable, net	(6,683,358)	(1,509,728)	(5,327,278)
Accounts receivable - related parties, net	(5,915,753)	(1,103,104)	(1,427,078)
Notes receivable	262,542	(356,648)	(7,276)
Inventories	(3,791,230)	(2,923,465)	(5,762,750)
Deferred cost of revenue	223,880	117,910	383,382
Deferred cost of revenue - related party	-	-	1,765,856
Advances to suppliers and other current assets, net	(564,652)	(311,090)	(2,035,701)
Advances to suppliers and other current asset - related parties	(1,587,875)	-	-
Due from related parties	-	-	-
Retentions receivable, non-current	736,837	(397,157)	(358,505)
Deposit - related party	-	10,134	(10,583)
Accounts payable and bank acceptance notes to vendors	247,588	2,839,752	996,619
Accounts payable - related parties	(2,341,946)	1,896,054	3,269,238
Deferred income	-	43,433	-
Advances from customers	(2,855,229)	2,630,143	2,420,363
Advances from customers - related parties	(7,302,490)	6,733,465	(125,099)
Deferred income, non-current	(43,478)	43,433	-
Operating lease liabilities	(111,195)	(76,752)	-
Income tax payables	430,333	(404,231)	267,988
Accrued expenses and other payables	(2,455,366)	(2,322,199)	(4,481,539)
Net cash provided by (used in) operating activities	(22,632,721)	13,291,596	(2,383,550)

Cash flows from investing activities
Cash paid for long-term investment	(2,873,522)	(3,015,119)	-
Proceeds from disposal of long-term investment	4,574,914	-	-
Purchase of intangible asset	(143,491)	-	-
Purchase of property, plant and equipment	(1,355,101)	(2,316,967)	(5,511,732)
Proceeds from disposal of property, plant and equipment	40,805	427,261	22,072
Prepayment for property, plant and equipment	(5,862,026)	-	(73,227)
Deposit on acquisition of subsidiary	-	-	(200,000)
Net cash used in investing activities	(5,618,421)	(4,904,825)	(5,762,887)

Cash flows from financing activities
Proceeds from related parties	5,386,618	-	-
Repayment to related parties	-	-	(9,703)
Deposit on loan agreements	-	(503,939)	(473,698)
Collection of deposit on loan agreements	911,809	-	-
Proceeds from loans due within one year	25,405,697	7,454,711	11,493,557
Repayment of loans due within one year	(7,601,156)	(8,046,350)	(11,952,224)
Proceeds from long-term loans	-	6,376,169	8,631,493
Payment of debt issuance costs	-	(335,938)	(284,219)
Repayment of long-term loans	(5,762,171)	(7,736,415)	(730,595)
Net cash provided by (used in) financing activities	18,340,797	(2,791,762)	6,674,611

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	406,933	(124,050)	(404,956)

Net change in cash, cash equivalents and restricted cash	(9,503,412)	5,470,959	(1,876,782)
Cash, cash equivalents and restricted cash, beginning of the year	13,965,942	8,494,983	10,371,765
Cash, cash equivalents and restricted cash, end of the year	$4,462,530	$13,965,942	$8,494,983

Supplemental cash flow information
Cash paid for interest	$1,555,485	$608,431	$689,867
Cash paid for income taxes	$775,240	$977,755	$1,507,489

Non-cash investing and financing activities:
Properties acquired with loans	$-	$-	$52,161
Liabilities assumed in connection with purchase of property, plant and equipment	$158,806	$2,980,582	$2,636,770
Operating expenses paid by related parties	$-	$-	$9,703
Property, plant and equipment transferred from inventories	$548,058	$2,791,339	$1,566,314
Property, plant and equipment transferred from advance to suppliers	$72,850	$-	$-

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$4,462,530	$9,944,765	$2,461,501
Restricted cash	-	4,021,177	6,033,482
Total cash, cash equivalents and restricted cash	$4,462,530	$13,965,942	$8,494,983

The accompanying footnotes are an integral part of these consolidated financial statements

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – ORGANIZATION

Newater Technology, Inc. (“Newater Technology”) was incorporated on September 30, 2015 under the laws of the British Virgin Islands. On November 4, 2015, Newater Technology incorporated a wholly owned subsidiary, Newater HK Limited (“Newater HK”) in Hong Kong for the purpose of being a holding company for the equity interest in Yantai Jinzheng Eco-Technology Co., Ltd. (“Jinzheng”). Other than the equity interest in Newater HK, Newater Technology does not conduct any operations or own any material assets or liabilities except for cash. Newater HK does not conduct any operations or own any material assets or liabilities except for cash, other receivable, professional fees payable, and the 100% of the equity interest of Jinzheng which it acquired on January 25, 2016.

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

Immediately before and after the reorganization, the shareholders of Jinzheng controlled Jinzheng and Newater Technology. Therefore, for accounting purposes, the reorganization is accounted for as a transaction between entities under common control. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented. The historical costs of all parties are carried forward.

On March 27, 2019, Yantai Jinzheng Eco-Technology Co., Ltd Xi’an Branch (“Jinzheng-Xi’an”) was incorporated in PRC as a branch of Jinzheng.

On April 24, 2019, Newater Technology America, Inc. (“Newater America”) was incorporated in Delaware U.S. as Newater Technology’s wholly owned subsidiary. Newater America does not own any material assets or liabilities and had no active operation since its incorporation.

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

On June 14, 2019, Shaanxi Jinyu Zhengde Environmental Engineering Co., Ltd (“Jinyu”) was incorporated in PRC as Jinzheng’s wholly owned subsidiary.

On June 11, 2018, Yantai nuclear power R&D Center Water Treatment Research Institute Co., Ltd (“Yantai Nuclear-Power”) was incorporated in the PRC. On July 5, 2019, Jinzheng acquired 70% equity of Yantai Nuclear-Power with a symbolic consideration of approximately $0.3 (RMB 2). Yantai Nuclear-Power does not own any material assets or liabilities and had no active operation since its incorporation.

In July 2020, Jinzheng agreed to invest approximately $781,000 (RMB 5,100,000) to acquire 51% of the equity interest in Lancao (Shanghai) Enterprise Management Co., Ltd. (“Shanghai Lancao”). Shanghai Lancao completed related business registration with the local government authorities in July 2020. As of the filing date, the Company has not made any payment for the investment. Shanghai Lancao does not conduct any operations or own any material asset or liabilities.

As a result, Newater HK, Jinzheng, Newater America, Jinda, Jinzheng – Xi’an, Jinyu, Yantai Nuclear-Power and Shanghai Lancao are referred to as subsidiaries. Newater Technology and its consolidated subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

This basis of accounting differs in certain material respects from that used for the preparation of the books of Jinzheng and other subsidiaries incorporated in the PRC, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with limited liabilities established in the PRC (“PRC GAAP”), the accounting standards used in the places of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of Jinzheng and other subsidiaries incorporated in the PRC to present them in conformity with U.S. GAAP.

The accompanying consolidated financial statements consolidate the financial statements of Newater Technology, its 100% owned subsidiaries Newater HK and Newater America, Newater HK’s 100% owned subsidiaries Jinzheng and Jinda, and Jinzheng’s 100% owned subsidiaries Jinzheng – Xi’an and Jinyu, 70% owned subsidiary Yantai Nuclear-Power and 51% owned subsidiary Shanghai Lancao. All significant intercompany balances and transactions have been eliminated. The results of subsidiaries acquired or disposed of during the respective periods are included in the consolidated statements of income and comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of Newater Technology, Newater America and Newater HK is United States dollar. The functional currency of Jinzheng, Jinzheng – Xi’an, Jinda, Jinyu, Yantai Nuclear-Power and Shanghai Lancao is Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of income and comprehensive income.

Reclassification

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on net earnings and financial position.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as operating environment changes. Significant estimates and assumptions by management include, among others, estimated useful lives and impairment of long-lived assets, allowance for credit losses, contingencies and litigation, revenue from project sales recognized over time and provision for income taxes including uncertain tax position. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all other highly liquid instruments with original maturities of three months or less.

Current Expected Credit Losses

On January 1, 2020, the Company adopted FASB Accounting Standards Update (ASU) 2016-13 “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments,” (ASC Topic 326) and its amendments using the modified retrospective approach. As of January 1, 2020, the Company’s accounts receivable, notes receivable and advances to suppliers and other current assets, notes receivable are within the scope of ASC Topic 326. This ASU replaces the incurred loss impairment model with an expected credit loss impairment model for financial instruments. The amendments require entities to consider forward-looking information to estimate expected credit losses, resulting in earlier recognition of losses for receivables that are current or not yet due, which were not considered under the previous accounting guidance. The adoption of this standard did not have a material impact to the Company’s consolidated financial statements, nor did it result in a cumulative effect adjustment as of January 1, 2020.

The Company has identified the relevant risk characteristics of its customers and the related receivables, advances to suppliers and other current assets which include type of the products the Company provides or purchased, nature of the customers/suppliers or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered.

Retentions Receivable and Warranty Liability

Retentions receivable represent the amount withheld by customers until the end of warranty period, usually one to two years from customer acceptance at installation. Accrued warranty expenses are included in accrued expenses and other payables on the accompanying consolidated balance sheets. The movements of accrued warranty expenses for the years ended December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Beginning balance	$330,626	$327,265
Aggregate increase for new warranties issued during current year	304,173	7,608
Effects of foreign exchange rate	22,241	(4,247)
Ending balance	$657,040	$330,626

Retentions receivable which were expected to be collected within one year of $2,066,111 and $858,902 were included in the balance of accounts receivable, net as of December 31, 2020 and 2019, respectively. Retentions receivable from related parties which were expected to be collected within one year of $70,494 and $273,184 were included in the balance of accounts receivable from related parties, net as of December 31, 2020 and 2019, respectively. Retentions receivable which were expected to be collected after one year of $4,651 and $734,140 were presented as retentions receivable, non-current as of December 31, 2020 and 2019, respectively.

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized. Gains and losses on disposal of property, plant and equipment are recognized in the statements of income and comprehensive income based on the net disposal proceeds less the carrying amount of the assets.

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

Impairment of Long-Lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. There were no impairment charges on long-lived assets for the years ended December 31, 2020, 2019 and 2018.

Long-term Investments

As of December 31, 2020, the Company’s long-term investments consist of an equity method investment and an equity investment without readily determinable fair value which was accounted for using measurement alternative.

Equity Method Investment

In accordance with ASC 323, Investments-Equity Method and Joint Ventures, the Company applies the equity method of accounting to equity investments, over which it has significant influence but does not own a majority equity interests or otherwise control. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Under the equity method, the Company initially records its investment at cost and subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. If an equity investment no longer qualifies to be accounted for under the equity method due to a decrease in the level of the Company’s ownership, the Company discontinues applying the equity method and uses the previous carrying amount of the investment as the initial basis and stops recording its share of the earnings or losses of its investee on the date of change.

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

Equity Investment Using Measurement Alternative

The Company uses the measurement alternative for the investment over which the Company does not have significant influence, and without readily determinable fair value and do not qualify for the net asset value practical expedient in accordance with ASU 2016-01, “Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities”. The Company records the investment at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

The Company periodically reviews its equity investment for impairment. At each reporting date, an entity that uses the measurement alternative to measure an equity investment without a readily determinable fair value is required to make a qualitative assessment of whether the investment is impaired. The Company regularly evaluates the impairment of its investment based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss recognized equal to the excess of the investment cost over its fair value at the end of each reporting period for which the assessment is made. The fair value would then become the new cost basis of the investment.

Long-term prepaid expenses

Long-term prepaid expenses represent the prepayment for property and equipment and land use rights.

Fair Value of Financial Instruments

In August 2018, the FASB issued ASU No. 2018-13 “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement”. This ASU modifies the disclosures related to recurring and nonrecurring fair value measurements. Disclosures related to the transfer of assets between Level 1 and Level 2 hierarchies have been eliminated and various additional disclosures related to Level 3 fair value measurements have been added, modified or removed. The Company adopted this ASU on January 1, 2020 and the adoption did not have a material impact on its consolidated financial statements.

For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, net, notes receivable, inventories, advances to suppliers and other current assets, net, accounts payable, loans due within one year, advances from customers, income tax payables, current portion of operating lease liabilities, current portion of deferred income, and accrued expenses and other payables, the carrying amounts approximate their fair values due to the short maturities.

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

Lease Commitments

On January 1, 2019, the Company adopted ASU 2016-02, Leases (together with all amendments subsequently issued thereto, “ASC Topic 842”), using the modified retrospective method. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, previously reported financial information has not been restated to reflect the application of the new standard to the comparative periods presented. The Company elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term. In addition, the Company elected the land easement transition practical expedient and did not reassess whether an existing or expired land easement is a lease or contains a lease if it has not historically been accounted for as a lease.

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

The primary impact of applying ASC Topic 842 is the initial recognition of $156,301 lease liabilities and $146,134 right-of-use assets on the Company’s consolidated balance sheet as of January 1, 2019, for leases classified as operating leases under ASC Topic 840, as well as enhanced disclosure of the Company’s leasing arrangements. There is no cumulative effect to retained earnings or other components of equity recognized as of January 1, 2019 and the adoption of this standard did not impact the consolidated statement of income and comprehensive income or consolidated statement of cash flows of the Company. The Company does not have finance lease arrangements as of December 31, 2020 and 2019.

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

For most contracts, revenue is recognized when performance obligation under the terms of a contract with the customer are satisfied and control of the products has been transferred to the customer, which normally occurs when (i) customer-issued formal acceptance was obtained or (ii) the Company has demonstrated the equipment meets the agreed-upon criteria per the contract when formal acceptance is not available.

For one long-term contract with a related party, which accounted for 53.3% of the total project revenue in the year ended December 31, 2020, revenue is recognized over time as the Company creates an asset based on criteria that are unique to the customer and the Company has a right to payment for performance completed to date. The Company measures progress toward satisfying a performance obligation using a cost to cost method which is based on the costs incurred to total expected costs in satisfying its performance obligation. The cost of uninstalled materials is excluded from measuring progress toward satisfying a performance obligation as Company only provided a procurement service.

Contract asset represents revenues recognized in excess of amounts billed on contract in progress. The contract asset related to this long-term contract is included in “advance to suppliers and other current assets – related parties” in the accompanying balance sheets and will be liquidated in the normal course of the contract completion. The contract asset for the years ended December 31, 2020 and 2019 was $1,270,063 and $0, respectively.

The Company usually provides free after-sales service under project revenue, which includes warranty, technical support and training, for a period ranging from one to two years based on each contract. The warranty doesn’t constitute a separate performance obligation since it is a standard warranty to assure the project will function as expected. The actual after-sales expense was $315,852, $467,056 and $275,520 for the years ended December 31, 2020, 2019 and 2018, respectively.

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

The Company may subcontract the service stipulated in the contracts with customers to subcontractors including related party subcontractors. If the Company is not primarily responsible for fulfilling the promise to provide the service and does not control the service before it is transferred to the customer, it considers itself an agent in the transaction and recognizes service revenue net of subcontract costs.

There were no sales returns and allowances for the years ended December 31, 2020, 2019 and 2018. The Company does not provide unconditional right of return, pricing protection or any other concessions to its customers.

Revenue Disaggregation

In accordance with ASC 606, the Company disaggregates revenue from contracts with customers by revenue stream. The Company determined that disaggregating revenue into these categories meets the disclosure objective in ASC 606 which is to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by regional economic factors.

The following table summarizes the net revenues generated from different revenue streams:

	For the Years Ended December 31,
	2020	2019	2018
Products	$3,455,606	$2,152,846	$1,387,955
Projects	18,734,444	16,906,709	6,223,293
Services	4,160,493	4,657,423	18,362,715
Net revenues	26,350,543	23,716,978	25,973,963
Products – related parties	2,390,876	796,121	304,938
Projects – related parties	22,417,347	13,060,893	20,761,803
Net revenues from related parties	24,808,223	13,857,014	21,066,741
Total net revenues	$51,158,766	$37,573,992	$47,040,704

Contract Liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2020 and 2019, the Company recorded contract liabilities of $2,876,306 and $5,522,913, respectively, which was presented as “Advances from customers” in the accompanying consolidated balance sheets. As of December 31, 2020 and 2019, the Company recorded contract liabilities of $23,898 and $7,254,968, respectively, which was presented as “Advances from customers – related parties” in the accompanying consolidated balance sheets. During the years ended December 31, 2020 and 2019, the Company recognized $4,440,704 and $1,464,271, respectively, of contract liabilities included in the opening balances of advance from customers. During the years ended December 31, 2020 and 2019, the Company recognized $7,680,725 and $525,934, respectively, of contract liabilities included in the opening balances of advance from customers – related parties. The amount was included in net revenues from related parties in the accompanying consolidated statements of income and comprehensive income. During the years ended December 31, 2020 and 2019, the Company recognized $0 and $215,307, respectively, of contract liabilities included in the opening balances of advance from customers. The amount was included in other income in the accompanying consolidated statements of income and comprehensive income.

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

Government Grants

Government grants include cash subsidies received from the PRC government. Such subsidies are issued by the local government to encourage innovation, technology development, research and development. The government grant is recognized in the consolidated statements of income and comprehensive income when cash is received and the relevant performance criteria specified are met. In the years ended December 31, 2020, 2019 and 2018, the Company received government grants of approximately $1,942,000, $1,033,000 and $628,000, and recognized approximately $1,985,000, $946,000 and $628,000, in the consolidated statements of income and comprehensive income, respectively.

Research and Development

Research and development costs are expensed as incurred. The costs primarily consist of raw materials purchased and consumed in experiments, product testing and other research and development activities and salaries and fees paid for the development and improvement of the Company’s products and systems. Research and development costs for the years ended December 31, 2020, 2019 and 2018 were $2,969,266, $1,826,346 and $2,654,513, respectively.

Selling Expenses

Selling expenses consist primarily of advertising, salaries, travelling and shipping and handling costs incurred during the selling activities. Advertising and transportation expenses are charged to expense as incurred.

Advertising costs in the amounts of $5,875, $57,245 and $6,376 for the years ended December 31, 2020, 2019 and 2018, respectively, are included in selling expenses.

The Company elected to account for shipping and handling activities as a fulfillment cost. Shipping and handling costs amounting to $33,125, $87,082 and $35,326 for the years ended December 31, 2020, 2019 and 2018, respectively, are included in selling expenses.

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

Comprehensive Income/Loss

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income/loss, its components and accumulated balances. Components of comprehensive income/loss include net income/loss and foreign currency translation adjustments. As of December 31, 2020 and 2019, the only component of accumulated other comprehensive income/loss was foreign currency translation adjustments.

Concentration of Credit Risk

Financial instruments the Company holds that are subject to concentrations of credit risk are cash and cash equivalents, notes receivable and accounts receivable arising from its normal business activities. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions. The Company routinely assesses the credit status of its customers and, based upon factors surrounding the credit risks, establishes an allowance, if required, for uncollectible accounts. The company believes its notes receivable and accounts receivable credit risk exposure beyond such allowance is limited.

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

All of the Company’s long-lived assets are located in the PRC.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes”. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815”, which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The standard is effective for public business entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

Note 3 – RESTRICTED CASH

As of December 31, 2019, the amount of restricted cash totaled $4,021,177 included the bank deposit pledged for the bank acceptance notes issued to suppliers in the amount of $488,029, cash deposits pledged in exchange for guarantee service provided by third parties in the amount of $33,148, and certificate of deposits of $3,500,000 in the Newater HK’s offshore bank account pledged for the short-term loan of $2,961,307 from Industrial and Commercial Bank of China. As of December 31, 2020, the restricted cash balance was reduced to zero.

Note 4 – ACCOUNTS RECEIVABLE, NET

The net book value of accounts receivable consisted of the following as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Accounts receivable	$19,760,422	$11,895,600
Less: Allowance for credit losses	(1,721,840)	(601,975)
Accounts receivable, net	$18,038,582	$11,293,625

The movement of allowance for credit losses consisted of the following:

	December 31, 2020	December 31, 2019
Beginning balance	$601,975	$470,648
Provisions	1,079,371	137,435
Effects of foreign exchange rate	40,494	(6,108)
Ending balance	$1,721,840	$601,975

As of December 31, 2019, certain accounts receivable were pledged to obtain long-term loans. See Note 11 for details.

Note 5 – INVENTORIES

At December 31, 2020 and 2019, inventories consisted of the following:

	December 31, 2020	December 31, 2019
Raw materials	$6,810,216	$4,828,273
Work in process	14,772,318	8,742,220
Finished goods	154,622	144,876
	21,737,156	13,715,369
Less: write-down of inventories	-	-
Inventories	$21,737,156	$13,715,369

During the years ended December 31, 2020 and 2019, inventories in the amount of $548,058 and $2,791,339 were transferred into property and equipment as the Company changed the use of the inventories into productive assets, respectively.

Note 6 – ADVANCES TO SUPPLIERS AND OTHER CURRENT ASSETS, NET

As of December 31, 2020 and 2019, advances to suppliers and other current assets consisted of the following:

	December 31,	December 31,
	2020	2019
VAT-input	$31,701	$69,388
Deposits	321,834	294,242
Prepaid expense	53,986	833,211
Others	459,374	72,450
Total other current assets	866,895	1,269,291
Advances to suppliers	5,571,690	3,776,962
Total	6,438,585	5,046,253
Less: allowance for credit losses	(241,891)	(530,818)
Advances to suppliers and other current assets, net	$6,196,694	$4,515,435

Other current assets include the value added tax pending for deduction and verification, advances to employees for business travel and other miscellaneous receivables such as utility fees, social insurance, personal income tax paid in advance on behalf of employees, as well as deposits, which include guarantee deposits, rent deposits and security deposits for bidding customer projects.

The movement of allowance for credit losses consisted of the following:

	December 31,	December 31,
	2020	2019
Beginning balance	$530,818	$60,277
Provisions	-	479,071
Write-off	(237,114)	(7,748)
Effects of foreign exchange rate	(51,813)	(782)
Ending balance	241,891	530,818

Note 7 – PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2020 and 2019, property, plant and equipment consisted of the following:

	December 31,	December 31,
	2020	2019
Machinery equipment	$10,090,267	$9,860,468
Electronic equipment	357,035	245,366
Office equipment	235,290	289,473
Motor vehicles	1,813,319	1,057,208
Buildings	11,339,637	10,666,163
Computer software	229,876	108,105
Kitchen and cookware	116,685	111,010
Construction in progress	450,035	465,217
Leasehold improvements	79,791	74,762
Membrane cushion	82,526	390,660
Wastewater treatment system, except for membrane cushion	1,091,201	3,348,847
Total property, plant and equipment	25,885,662	26,617,279
Less: accumulated depreciation	(3,346,998)	(2,005,417)
Property, plant and equipment, net	$22,538,664	$24,611,862

During the year ended December 31, 2020, the liabilities assumed in connection with purchase of property, plant and equipment totaled $158,806. The liabilities were included in accrued expenses and other payables in the accompanying consolidated balance sheet as of December 31, 2020.

Depreciation expense for the years ended December 31, 2020, 2019 and 2018, was $2,116,121, $1,505,747, and $512,333, respectively.

Certain property, plant and equipment have been pledged to obtain long-term loans. See Note 11 for details.

Note 8 – LAND USE RIGHTS, NET

As of December 31, 2020 and 2019, land use rights consisted of the following:

	December 31, 2020	December 31, 2019
Cost	$2,304,068	$2,158,848
Less: accumulated amortization	(210,195)	(150,752)
Land use rights, net	$2,093,873	$2,008,096

Amortization expense for the years ended December 31, 2020, 2019 and 2018 was $43,594, $43,549, and $45,994, respectively.

Note 9 – LONG-TERM INVESTMENTS

Equity Method Investment

On August 2, 2019, the Company invested (approximately $144,000 (RMB 1,000,000) in Yantai Hengqingyuan Eco-Technology Co., Ltd. (“Hengqingyuan”), an environmental technology development company that was newly established in 2019, representing a 20% equity interest in Hengqingyuan. Yantai Guotai Investment Co., Ltd., a government-controlled entity, owns the other 80% equity interest of Hengqingyuan. The investment is accounted for under equity method in accordance with ASC 323. During the years ended December 31, 2020 and 2019, the Company recognized its proportionate share of Hengqingyuan’s net loss in the amount of $32,082 and $17,023, respectively, in the consolidated statements of income and comprehensive income.

Equity Investment Using Measurement Alternative

On December 31, 2019, the Company invested approximately $2,870,000 (RMB 20,000,000) in Yantai Jincai Eco-Technology Co., Ltd (“Jincai”), an environmental technology development company that was newly established in 2019, representing a 40% equity interest in Jincai. Yantai Caijin Investment Holdings Co. (“Caijin”), a government-controlled entity, owns the other 60% equity interest of Jincai. The investment was accounted for under equity method in accordance with ASC 323. On January 2, 2020, the owners of Jincai increased their respective invested capital in Jincai, as a result, the Company invested additional amount of approximately $2,873,000 (RMB 20,000,000) in Jincai with its equity interest percentage remains the same. On November 25, 2020, the Company sold 30% of its equity interest in Jincai to Yantai Zhengcaiqingyuan Investment Holdings Co., Ltd (“Zhengcaiqingyuan”), a government-controlled entity, for consideration of approximately $4,561,000 (RMB 30,000,000), and reduced the Company’s equity interest to 10%. The Company lost the significant influence with retained investment and discontinues using equity method accounting following the disposal.

During the period from January 1, 2020 through November 25, 2020, the Company recognized its proportionate share of Jincai’s net loss in the amount of $214,000 (RMB 1,479,704) in the consolidated statements of income and comprehensive income. The Company also recognized a loss on equity investment of approximately $1,901,000 (RMB 13,117,789) as a result of the elimination of intra-entity profit related to the sale of equipment to Jincai. As of November 25, 2020, the carrying amount of the 40% equity interest in Jincai was approximately $3,891,000 (RMB 25,402,506). The difference between the consideration received and the carrying amount of the 30% equity interest was recorded as a gain from disposal of equity investment of approximately $1,677,000 (RMB 10,948,120) in the consolidated statements of income and comprehensive income. The carrying amount of the investment in Jincai after the disposal was approximately $973,000 (RMB 6,350,627) as of December 31, 2020.

Since Jincai does not have readily determinable fair value as a privately held company, the Company elected to use the measurement alternative to measure the investment at cost, which is the carrying amount as of November 25, 2020, and subsequently adjusted for any impairment and observable price changes.

The Company reviews its investments for impairment based on performance and financial position of the investees as well as other evidence of market value. The Company did not record any impairment loss associated with its investments in Hengqingyuan and Jincai for the years ended December 31, 2020 and 2019.

On March 20, 2020, Jincai entered into a loan agreement with Shanghai Pudong Development Bank to borrow approximately $14,100,000 (RMB 100,000,000) due on March 19, 2023 for business purpose. The loan bears an annual interest rate of approximately 5.43% payable monthly. The loan is guaranteed by Jincai’s owners, Caijin and Jinzheng. The loan is also jointly guaranteed by Yuebiao Li, the Chief Executive Officer and Chairman of the Board, and his wife.

Note 10 – DEFERRED TAX LIABILITIES, NET

The components of the deferred tax liabilities are as follows:

	December 31, 2020	December 31, 2019
Deferred tax liabilities, non-current
Unpaid accrued expenses	$72,834	$56,262
Warranty	98,847	49,594
Allowance for credit losses	357,080	263,566
Others	(603,965)	(658,109)
Deferred tax liabilities, non-current	(75,204)	(288,687)
Less: valuation allowance	-	-
Total deferred tax liabilities, non-current	$(75,204)	$(288,687)

Deferred taxation is calculated under the asset and liability method in respect of taxation effect arising from all timing differences, which are expected with reasonable probability to realize in the foreseeable future. The Company’s subsidiary registered in the PRC is subject to income taxes within the PRC at the applicable tax rate.

Note 11 – LOANS

Loans are comprised of the following as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Industrial and Commercial Bank of China, Yantai Economic Development Zone Branch	$-	$3,014,296
Bank of China, Yantai Bonded Port Area Branch	1,225,547	1,148,303
China Citic Bank, Yantai Branch	3,063,866	-
Agricultural Bank of China, Yantai Laishan Branch	-	1,291,841
Postal Savings Bank of China, Yantai Laishan Branch	-	2,066,946
Qingdao Yikou Industrial Automation Equipment Co., Ltd.	-	83,252
Yantai Zhengda City Construction Development Co.	22,978,997	-
Total short-term loans	27,268,410	7,604,638
Qingdao Metro Finance Leasing Co., Ltd.	-	4,306,138
ZGC Sci-Tech Leasing Co., Ltd	-	1,436,251
Total loans	27,268,410	13,347,027
Less: short-term loans and current portion of long-term loans	27,268,410	11,809,449
Less: unamortized debt issuance costs	-	160,361
Long-term loans - due over one year	$-	$1,377,217

On November 1, 2017, the Company entered into a loan agreement with the Bank of China, Yantai Bonded Port Area Branch to borrow approximately $1,230,000 (RMB 8,000,000) due on November 1, 2018 for working capital purposes. The loan bears an annual interest rate of 5.873% payable quarterly in arrears and pledged with an apartment owned by Yue Zhang. The loan was also jointly guaranteed by Yantai Runtai Medical Co., Ltd. (“Runtai”), Yuebiao Li and his wife, Xiaojun Chen, husband of Zhuo Zhang, and Yue Zhang. The Company paid off the loan in full on October 17, 2018. On October 29, 2018 the Company entered into another loan with the same bank in the amount of approximately $1,148,000 (RMB 8,000,000) due on October 28, 2019 for working capital purposes. On March 20, 2019, the Company paid off the loan in full and on March 21, 2019, the Company renewed the loan agreement with the same principal amount and extended the maturity to March 20, 2020. According to the agreement, the loan bears an annual interest rate of 4.860% payable quarterly and pledged with an apartment owned by Yue Zhang. The loan was also jointly guaranteed by Yuebiao Li and his wife. On February 14, 2020, the Company paid off the loan in full and on February 18, 2020, the Company entered into a loan agreement with the same principal amount and extended the maturity to February 18, 2021 with an annual interest rate of 4.350%. The loan is jointly guaranteed by Yuebiao Li and his wife and pledged with an apartment owned by Yue Zhang.

On September 30, 2019 and December 9, 2019, the Company entered into two loan agreements to borrow approximately $1,824,459 (RMB13,000,000) and $1,136,846 (RMB8,000,000) from Industrial and Commercial Bank of China, Yantai Economic Development Zone Branch, for the period from September 30, 2019 to September 29, 2020, and December 9, 2019 to December 10, 2020, respectively. These two loans bear annual interest rates of 4.350% and 4.785%, respectively, and are pledged with certificates of deposit in the total amount of $3,500,000 using the funds from the IPO of Newater HK. The Company paid off these two loans in full as of December 31, 2020. The amount of the certificates of deposit were included in restricted cash as of December 31, 2019 and expired as of December 31, 2020.

On July 16, 2018, the Company entered into a loan agreement to borrow approximately $311,154 (RMB 2,080,000) from Qingdao Yikou Industrial Automation Equipment Co., Ltd. for the period from July 16, 2018 to July 15, 2019 with an annual interest rate of 5.500%. The Company repaid approximately $144,322 (RMB 1,000,000) on November 22, 2018, $70,867 (RMB500,000) on August 9, 2019 and $83,271 (RMB580,000) on January 3, 2020.

On September 16, 2019, the Company entered into a loan agreement to borrow approximately $1,292,000 (RMB 9,000,000) from Agricultural Bank of China, Yantai Laishan Branch, for the period from September 16, 2019 to August 27, 2020 with an annual interest rate of 4.785%. The loan is guaranteed by Yuebiao Li and Zhuo Zhang, the Chief Financial Officer and principal shareholder, and pledged by the Company’s Plant 1 factory located at 1 Ruida Road, Yantai City, Shandong Province and the Company’s gatehouse. The Company paid off this loan in full as of December 31, 2020.

On September 11, 2019, the Company entered into a loan agreement to borrow approximately $2,068,000 (RMB 14,400,000) from China Post Savings Bank, Yantai Laishan Branch, for the period from September 11, 2019 to September 10, 2020 with an annual interest rate of 4.785%. The loan is guaranteed by Yuebiao Li, and pledged by the No. 3 office building located at 1 Ruida Road, Yantai City, Shandong Province and the Company’s gatehouse. The Company paid off this loan in full as of December 31, 2020.

On March 24, 2020, the Company entered into a loan agreement to borrow approximately $2,829,054 (RMB20,000,000) from China Citic Bank, Yantai Branch for the period from March 24, 2020 to March 23, 2021 with an annual interest rate of approximately 4.8025%. The loan is guaranteed by Yuebiao Li and his wife, and pledged by the No. 2 factory located at 1 Ruida road, Yantai City, Shandong Province.

On July 29, 2020, the Company entered into a loan agreement to borrow approximately $21,433,164 (RMB150,000,000) from Yantai Zhengda City Construction Development Co. for the period from July 29, 2020 to July 28, 2021 with an annual interest rate of 11%. The loan is pledged by 60,000,000 stock shares of Jinzheng Eco-Technology Co., Ltd. owned by Newater HK.

On April 28, 2018, the Company obtained a loan from Qingdao Metro Leasing Co., Ltd. (“Qingdao Metro Loan I”) in the amount of approximately $4,736,979 (RMB 30,000,000). The loan bears an annual interest rate of 6.00% payable quarterly and is due in 36 months. The loan is guaranteed by Yuebiao Li and his wife, Zhuo Zhang and her husband and pledged by the Company’s equipment with the original cost of approximately $6,019,799 (RMB 38,124,292). The loan is also pledged by the 30% equity ownership of Jinzheng owned by Newater HK. The Company paid a security deposit of approximately $473,698 (RMB 3,000,000) and debt issuance costs of approximately $284,219 (RMB 1,800,000) in cash. On January 15, 2019, the Company obtained another two-year loan from Qingdao Metro Leasing Co., Ltd (“Qingdao Metro Loan II”) in the amount of $4,440,245 (RMB30,000,000). The loan is guaranteed by Yuebiao Li and his wife, Zhuo Zhang and her husband and pledged by the Company’s equipment with the original cost of approximately $5,808,000 (RMB40,460,000) and accounts receivable from a customer. In addition, the loan is also pledged by the 30% equity ownership of Jinzheng owned by Newater HK. The Company paid a security deposit of approximately $310,817 (RMB 2,100,000) and debt issuance costs of approximately $266,415 (RMB 1,800,000) in cash As of December 31, 2019, current portion of Qingdao Metro Loan I and Qingdao Metro Loan II totaled $3,593,445 (RMB25,034,817) and the long-term portion totaled $712,692 (RMB4,965,183). The balance was presented in the balance of the accompanying consolidated balance sheet, including $122,280 (RMB851,900) of unamortized debt issuance costs which was included in the balance of loans due over one year in the accompanying consolidated balance sheet. As of December 31, 2020, the Company paid the loan in full and received the deposits on these loan agreement in full.

On March 29, 2019, the Company obtained a loan from ZGC Sci-Tech Leasing Co., Ltd. in the amount of approximately $1,936,000 (RMB 13,000,000). The loan bears an annual interest rate of 7.20% payable quarterly and is due in 36 months. The loan is pledged by the Company’s wastewater treatment equipment with the original cost of approximately $2,510,000 (RMB 17,486,660) and the accounts receivable from two wastewater treatment projects. The loan is further guaranteed by Yuebiao Li and Zhuo Zhang. The Company paid a security deposit approximately $193,122 (RMB1,300,000) and debt issuance costs of approximately $69,524 (RMB468,000) in cash. As of December 31, 2019, current portion of the loan totaled $611,364 (RMB 4,259,253) and the long-term portion totaled $824,886 (RMB 5,746,819). The unamortized debt issuance costs of $38,081 (RMB265,303) were included in the balance of loans due over one year in the accompanying consolidated balance sheet. As of December 31, 2020, the Company paid the loan in full and received the deposit on this loan agreement in full.

During the year ended December 31, 2020, the total interest cost incurred and charged to expense was $1,757,396. During the year ended December 31, 2019, the total interest cost incurred was $1,430,295, of which $1,087,051 was recognized as expense and $343,244 was capitalized in the construction in progress.

Note 12 – OPERATING LEASE

The Company entered into various operating lease agreements for agencies outside Yantai City, Shangdong Province, and its old factory in Yantai City. The remaining lease term of the Company’s leases ranges from approximately 0.2 to 2.3 years. The estimated effect of lease renewal and termination options, as applicable, was included in the consolidated financial statements in current period.

Lease expense is recognized on a straight-line basis over the lease term. For the year ended December 31, 2020, the Company had operating lease costs of $67,254 and short-term lease costs of $97,354. For the year ended December 31, 2019, the Company had operating lease costs of $49,826 and short-term lease costs of $52,632. Cash paid for amounts included in the measurement of operating lease liabilities was $71,060 and $75,960 during the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, the weighted average remaining lease term was 2.03 years and the weighted average discount rate was 6.00%.

The following table summarizes the maturity of our operating lease liabilities as of December 31, 2020:

2021	$38,299
2022	38,298
Thereafter	-
Total	76,597
Less: imputed interest	3,574
Total lease liabilities	$73,023

Note 13 – RELATED PARTY TRANSACTIONS

The Company had transactions with the following related parties in the years ended December 31, 2020, 2019 and 2018:

Name of Related Party	Nature of Relationship
Yuebiao Li	Principal shareholder, Chairman of the Board and Chief Executive Officer (“CEO”)

Zhuo Zhang	Principal shareholder, Director, Chief Financial Officer (“CFO”)

Yue Zhang	Principal shareholder, Zhuo Zhang’s sister

Xiaojun Chen	Husband of Zhuo Zhang

Heilongjiang Binteer Environmental Protection Equipment Manufacturing Co., Ltd. (“Heilongjiang Binteer”)	Established by Yuebiao Li, in May 2014, Mr. Li transferred his 60% equity interest to his brother, Yuefeng Li. Yuefeng Li then transferred his 60% equity interest to a third party individual for zero consideration in March 2016. Significantly influenced by the Company.

Yantai Hengqingyuan Eco- Technology Co., Ltd. (“Hengqingyuan”)	Jinzheng holds 20% equity interest.

Yantai Jincai Eco-Technology Co., Ltd. (“Jincai”)	Jinzheng holds 10% equity interest.

Entity A and its subsidiaries	Entity A is 45% owned by Entity D

Entity B	Significantly influenced by the Company

Entity C	Significantly influenced by the Company

Entity D and its subsidiaries	Significantly influenced by the Company

Sude (Dalate) Environmental Protection Technology Co., Ltd. (“Sude”)	Yuebiao Li is the legal person.

The Company primarily provides products such as membranes, components and wastewater filtration equipment to Heilongjiang Binteer, Hengqingyuan, Jinca, Sude, Entity A and its subsidiaries, Entity B and Entity D’s subsidiary.

The Company purchased membrane modules, membrane filters, and other components of water treatment equipment from Entity D’s subsidiary. The Company also subcontracted wastewater treatment service to Entity C, Entity D’s subsidiary, Entity A and its subsidiaries.

The following related party transactions occurred for the years ended December 31, 2020, 2019 and 2018:

	For the Years Ended December 31,
	2020	2019	2018
SALES TO:
Heilongjiang Binteer	$-	$6,792	$-
Hengqingyuan	-	1,921,811	-
Jincai	22,096,716	-	-
Entity A and its subsidiaries	373,514	11,030,663	20,750,159
Entity B	-	-	107,894
Entity D’s subsidiary	773,312	897,748	208,688
Sude	1,564,681	-	-
Total net revenues from related parties	$24,808,223	$13,857,014	$21,066,741

PURCHASE FROM:
Entity D’s subsidiary	$1,101,751	$2,112,484	$1,592,537
Total purchase from related party	$1,101,751	$2,112,484	$1,592,537

WASTEWATER TREATMENT SERVICE PROVIDED BY:
Entity C	$-	$2,536,720	$5,279,255
Entity A and its subsidiaries	4,700,387	7,521,286	5,918,396
Entity D’s subsidiary	2,485,675	2,182,473	291,150
Total wastewater treatment service provided by related parties	$7,186,062	$12,240,479	$11,488,801

COST OF REVENUES FROM:
Entity C	$-	$-	$4,296,375
Entity D’s subsidiary	706,401	1,450,627	1,372,877
Total cost of revenues from related parties:	$706,401	$1,450,627	$5,669,252

	For the Years Ended December 31,
ACCOUNTS RECEIVABLE FROM RELATED PARTIES	2020	2019
Entity A and its subsidiaries	$377,154	$1,460,103
Jincai	4,677,921	-
Entity B	666,307	624,312
Entity D’s subsidiary	1,882,205	931,984
Sude	1,868,958	-
Accounts receivable from related parties	9,472,545	3,016,399
Less: allowance for credit losses	(666,307)	(624,312)
Accounts receivable - related parties, net	$8,806,238	$2,392,087

MOVEMENT OF ALLOWANCE FOR CREDIT LOSSES FOR ACCOUNTS RECEIVABLE FROM RELATED PARTIES:
Beginning balance	$624,312	$-
Provisions	-	624,312
Write-off	-	-
Effect of foreign exchange rate	41,995	-
Ending balance	$666,307	$624,312

ADVANCES FROM CUSTOMERS - RELATED PARTIES
Entity A and its subsidiaries	$-	$72,904
Heilongjiang Binteer	23,898	5,167
Jincai	-	7,176,897
Advances from customers – related parties	$23,898	$7,254,968

ACCOUNTS PAYABLE - RELATED PARTIES
Entity C	$-	$1,318,692
Entity A and its subsidiaries	3,100,923	2,537,333
Entity D’ subsidiaries	-	1,368,979
Accounts payable – related parties	$3,100,923	$5,225,004

ADVANCE TO SUPPLIERS AND OTHER CURRENT ASSETS – RELATED PARTIES
Advance to Suppliers
Entity D’s subsidiaries	$408,399	$-
Contract Asset
Jincai	$1,270,063	$-
Advance to suppliers and other current assets – related parties	$1,678,462	$-

Due to related parties

On December 31, 2020, the Company borrowed approximately $2,297,900 (RMB15,000,000) from Yuebiao Li with no interest bearing. The maturity date of the loan was January 31, 2021. During the year ended December 31, 2020, the Company also borrowed funds from Jincai with no interest bearing for its operation. As of December 31, 2020, the balance due to Jincai was approximately $3,089,000 (RMB 22,763,041).

As of December 31, 2020 and 2019, due to related parties consisted of the following:

	For the Years Ended December 31,
	2020	2019
Yuebiao Li	$2,297,900	$-
Jincai	3,487,145	-
Total	$5,785,045	$-

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

Hong Kong

The Company’s subsidiary, Newater HK, is incorporated in Hong Kong and has no operating profit or tax liabilities during the period. Newater HK is subject to tax at 8.25% on assessable profits up to $256,410 (HK$2,000,000) and 16.5% on any part of assessable profits over $256,410 for the years ended December 31, 2020 and 2019.

PRC

The Company’s subsidiaries, Jinzheng, Jinda, Jinzheng – Xi’an, Yantai Nuclear – Power and Shanghai Lancao are incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. According to the tax law, entities that qualify as high technology enterprises (“HNTE”) supported by the PRC government are allowed a 15% preferential tax rate instead of the uniform tax rate of 25%. The qualification of HNTE will be renewed after evaluation by relevant government authorities every three years. According to tax law, entities established in Hainan Province that qualify as encouraged industrial enterprises are allowed 15% preferential tax rate instead of the uniform tax rate of 25%.

For the years ended December 31, 2020, 2019 and 2018, Jinzheng was qualified as a HNTE and is entitled to the preferential tax rate of 15%. For the year ended December 31, 2020, Jinda was qualified as an encouraged industrial enterprise located in Hainan Province and is entitled to the preferential tax rate of 15%.

The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2020	2019	2018
Current	$1,751,750	$571,198	$1,775,477
Deferred	(766,497)	892,547	(118,198)
Total	$985,253	$1,463,745	$1,657,279

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2020	2019	2018
HK statutory income tax rate	8.25%	8.25%	8.25%
Valuation allowance recognized with respect to the loss in the HK company	(8.25)%	(8.25)%	(8.25)%
PRC statutory income tax rate	25.00%	25.00%	25.00%
Effect of income tax exemptions and reliefs	(7.46)%	(6.91)%	(8.53)%
Effect of additional deduction allowed for R&D expense	(7.20)%	(5.31)%	(4.39)%
Effect of expenses not deductible for tax purposes	6.06%	4.67%	1.44%
Others	(1.35)%	7.89%	-
Total	16.40%	25.34%	13.52%

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2020 and 2019.

Note 15 – STATUTORY RESERVES

According to the Company Law in the PRC, companies are required to set aside 10% of their after-tax profit to general reserves each year, based on the PRC accounting standards, until the cumulative total of such reserves reaches 50% of the registered capital. These general reserves are not distributable as cash dividends to equity owners. The Company had appropriated $2,941,715 and $2,267,219 to statutory reserves as of December 31, 2020 and 2019, respectively.

Note 16 – EARNINGS PER SHARE

The following table presents a reconciliation of basic and diluted net income per share for the years ended December 31, 2020, 2019 and 2018:

	For the Years Ended December 31,
	2020	2019	2018
Net income available to common shareholders for basic and diluted net income per common share	$5,562,761	$4,311,547	$7,211,429
Weighted average common shares outstanding – basic	10,809,000	10,809,000	10,809,000
Effect of dilutive securities:
Warrants issued to third party	-	-	-
Weighted average common shares outstanding – diluted	10,809,000	10,809,000	10,809,000
Net income per common share – basic	$0.51	$0.40	$0.67
Net income per common share – diluted	$0.51	$0.40	$0.67

Note 17 – CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS AND SUPPLIERS

Customers

For the years ended December 31, 2020, 2019 and 2018, customers accounting for 10% or more of the Company’s revenues were as follows:

	For the Years Ended December 31,
Customer	2020		2019		2018
Everbright Environmental Energy (Jinan) Co., Ltd.	*	%	12.81%		*	%
Entity A and its subsidiaries	*	%	28.21%		40.25%
Government of Jiangshan Town, Laixi District, Qingdao City, Shandong Province, PRC (“Jiangshan Town”)	*	%	*	%	35.87%
Jincai, a related party	42.91%		*	%	*	%
Yantai Ruineng Eco-Technology, Ltd. (“Ruineng”)	14.94%		*	%	*	%

*	Less than 10%

Ruineng, Jincai, and Liaoning Beifang Environmental Protection Co., Ltd. accounted for 33.81%, 17.21% and 13.71% of the total accounts receivable as of December 31, 2020, respectively.

Liaoning Beifang Environmental Protection Co., Ltd, Jiangshan Town, and Changchun Guangtaiyuan Environmental Protection Technology Co., Ltd. accounted for 25.20%, 11.89% and 10.17% of the total accounts receivable as of December 31, 2019, respectively.

Suppliers

For the years ended December 31, 2020, 2019 and 2018, suppliers accounting for 10% or more of the Company’s purchase were as follows:

	For the Years Ended December 31,
Supplier	2020		2019		2018
Dalian Huarui Heavy Industry Group Limited by Share Ltd. (“Dalian Huarui”)	17.57%		*	%	*	%
Entity A and its subsidiaries	*	%	12.47%		14.70%

Entity A and its subsidiaries and Dalian Huarui accounted for 25.89% and 24.95% of the total accounts payable as of December 31, 2020, respectively.

Entity A and Entity C accounted for 19.75% and 10.26% of the total accounts payable as of December 31, 2019, respectively.

Note 18 – CONTINGENCIES

Guarantees

The Company provided two guarantees for the loans borrowed by Yantai Runtai Medical Co., Ltd. from Weihai Commercial Bank in the amount of approximately $782,607 (RMB 5,000,000) and $737,800 (RMB 5,000,000) for the period from June 7, 2018 and May 9, 2020 until two years after the due dates of the loans, respectively.

The Company provided a guarantee for a loan borrowed by Jincai from Shanghai Pudong Development Bank in the amount of approximately $14,427,932 (RMB 100,000,000) for a period from March 9, 2020 until two years after the due date of the loan.

Legal proceedings

On August 25, 2020, Qingdao Longde Water Engineering Co. (“Longde”) brought a lawsuit against Jinzheng, alleging for unpaid construction fees in the amount of approximately $2,718,000 (RMB 17,740,000). On October 14, 2020, Longde applied for the property preservation to seal Jinzheng’s matured claims in the amount of approximately $2,718,000 (RMB 17,740,000) and the court granted Longde’s application. The trial was held on April 8, 2021, the verdict hasn’t been concluded yet. Based on the information currently available, the Company was unable to make a reasonable estimate of a liability because of the uncertainty related to the outcome and/or the amount or range of loss. Accordingly, the Company did not accrue any provision for the contingencies as of December 31, 2020. As additional information becomes available or as circumstances change, the Company will adjust its assessment and estimates of such liabilities accordingly.

On September 29, 2020, the Company announced that it has entered into an agreement and plan of merger (the “Merger Agreement”) with Crouching Tiger Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Parent”), and Green Forest Holding Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Parent (the “Merger Sub”) in connection with the Company’s going private transaction.

On February 22, 2021, the independent committee of the Company received an unsolicited, preliminary, and non-binding acquisition proposal letter from Fulcan Capital Partners LLC, a Nevada limited liability company and an unaffiliated shareholder of the Company (“Fulcan”), to acquire all outstanding ordinary shares of the Company, which is intended to be a competing offer to the proposed going private transaction described above.

On March 16, 2021, Fulcan obtained an injunction (the “Injunction Order”) in the BVI Commercial Court (the “BVI Court”). The Court Order was sought by Fulcan following the independent committee’s rejection of Fulcan’s proposal to purchase all outstanding ordinary shares of the Company not owned by Fulcan and an affiliate. The Injunction Order enjoins the Company, its members of the board of the directors, Yuebiao Li, Zhuo Zhang, Hengtong Li, Zhicun Chen, Yan Shen, and Tigerwind Group Limited, a special purpose vehicle wholly owned by Yuebiao Li, (collectively, the “Defendants”) from taking any steps to proceed with the proposed merger transaction contemplated under the Merger Agreement.

On April 9, 2021, the Company and the other Defendants filed an application to discharge the Injunction Order (the “Application”). The hearing of the Application is fixed on June 17, 2021. The management of the Company is of the view that the Injunction Order and the claim are groundless and intends to vigorously defend against Fulcan’s claims. The Company expects to prevail on merits but cannot predict with certainty the results of the litigation.

Note 19 – SUBSEQUENT EVENTS

On January 22, 2021, the Company extended the due date of consignment loan borrowed from Yantai Zhengda City Construction Development Co. of RMB 150,000,000 from January 28, 2021 to July 28, 2021.

On February 1, 2021, the Company entered into a loan agreement with Yantai Jinfang Eco-Technology Co., Ltd. to borrow approximately $919,000 (RMB 6,000,000) at interest rate of 13% due in 6 months. On the same date, the Company also entered into a loan agreement with Puhui Eco Technology (Hainan), Inc. to borrow approximately $613,000 (RMB 4,000,000) at interest rate of 13% due in 6 months.

On February 1, 2021, the Company established Shandong Jince Eco-Technology Design Institute Co., Ltd., a wholly-owned subsidiary with registered capital of approximately $460,000 (RMB 3,000,000).

On February 7, 2021, the Company entered into a loan agreement with Bank of China, Yantai Bonded Port Area Branch, to borrow approximately $1,226,000 (RMB 8,000,000). The loan bears an annual interest rate of 3.75% due in one year and pledged with property owned by Yue Zhang valued at approximately $2,006,000 (RMB 13,100,000). The loan is guaranteed by Yuebiao Li and his wife.

On February 9, 2021, the Company entered into a loan agreement with Qingdao Metro Financial Leasing Co., Ltd. to borrow $5,107,000 (RMB 33,340,000) at interest rate of 5.4625%, due in 36 months. The loan is pledged by the production machine owned by Yantai Jinzheng Eco-Technology Co., Ltd. valued at RMB 42,577,245. The loan is guaranteed by Yuebiao Li and his wife as well as Zhuo Zhang and his wife.

On March 12, 2021, the Company entered into a loan agreement with Shanghai Pudong Development Bank to borrow approximately $3,064,000 (RMB 20,000,00) at interest rate of 4.35%, due on March 7, 2022. The loan is pledged by plant and buildings owned by Yantai Jinzheng Eco-Technology Co., Ltd. and guaranteed by Yuebiao Li and her husband.

On March 22, 2021, the Company entered into a loan agreement with Neimenggu Sude Eco-Technology Co., Ltd., 54.5% owned by Yuebiao Li, to borrow approximately $460,000 (RMB 3,000,000) at interest rate of 4.35% due in one year.

The Company repaid loans principals in the total amount of approximately $4,300,000 to Bank of China and China Citic Bank.

On February 7, 2021, the Company acquired 100% of the equity interest of Shandong Kasong Construction Engineering Co., Ltd (“Shandong Kasong”) from Weifang Langfeng Information Technology Co., Ltd.

Also see Note 18 for information related to the Company’s going private transaction.